08040755

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2008.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___√___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 21, 2008

By: ______________________
Name: Rasha El Sissi
Title: Associate Vice President, Legal

TD Bank Financial Group



eading the way…

152nd Annual Report 2007

FINANCIAL HIGHLIGHTS[1]

NET INCOME
available to common shareholders
(millions of Canadian dollars)



$5,000
4,000
3,000
2,000
1,000
0
05
06
07

$3,977
reported

$4,169
adjusted

↑24%
in 2007 over 2006 adjusted

EARNINGS PER SHARE
(Canadian dollars)



$7
6
5
4
3
2
1
0
05
06
07

$5.48
reported

$5.75
adjusted

↑23%
EPS growth in 2007 adjusted

(millions of Canadian dollars, except as noted)	**2007**	2006	2005	inc./(dec.) 2007/2006
Results of operations				
Total revenues – reported	**$ 14,281**	$ 13,192	$ 11,959	$ 1,089
Net income loss available to common shareholders – reported	**3,977**	4,581	2,229	(604)
Net income available to common shareholders – adjusted	**4,169**	3,354	2,861	815
Financial position at year end				
Total assets	**$422,124**	$392,914	$365,210	$ 29,210
Total shareholders' equity	**21,404**	19,632	15,866	1,722
Market capitalization	**51,216**	46,704	39,648	4,512
Per common share (Canadian dollars)				
Diluted earnings – reported	**$ 5.48**	$ 6.34	$ 3.20	$ (0.86)
Diluted earnings – adjusted	**5.75**	4.66	4.14	1.09
Dividends	**2.11**	1.78	1.58	0.33
Book value	**29.23**	26.77	22.29	2.46
Closing market price	**71.35**	65.10	55.70	6.25
Total shareholder return	**13.0%**	20.3%	17.2%	(730)bps
Financial ratios (percent)				
Return on total common equity – reported	**19.3%**	25.5%	15.3%	(620)bps
Return on total common equity – adjusted	**20.3**	18.7	19.6	160
Return on total assets	**1.0**	1.2	0.6	(20)
Tier 1 capital to risk-weighted assets	**10.3**	12.0	10.1	(170)
Common equity to total assets	**5.0**	4.9	4.3	10
Efficiency ratio – reported	**62.8**	59.8	74.0	300
Efficiency ratio – adjusted	**59.6**	62.4	65.2	(280)

[1] Results prepared in accordance with GAAP are referred to as "reported". Adjusted results (excluding "items of note", net of tax, from reported results) and related terms are not defined terms under GAAP and therefore, may not be comparable to similar terms used by other issuers. See "How the Bank Reports" in the accompanying Management's Discussion and Analysis for further explanation and a reconciliation with reported results. Adjusted results shown for 2005 reflect adjustments for amortization of intangibles and certain identified items as previously disclosed by the Bank for the applicable period.

TOTAL SHAREHOLDER RETURN
(percent)


25%
20
15
10
5
0
05
06
07

13.0%
in 2007

above Canadian
peer average of 10.7%

DIVIDENDS PER SHARE
(Canadian dollars)


$3.0
2.5
2.0
1.5
1.0
0.5
0
05
06
07

$2.11

↑ 19%
in 2007 over 2006

TD is consistently growing earnings through a focus on retail businesses and a transparent risk-reward oriented wholesale bank.

RETURN ON RISK-WEIGHTED ASSETS
(percent)


3.0%
2.5
2.0
1.5
1.0
0.5
0
05
06
07

2.8%

↑ 12%
in 2007 over 2006
adjusted

TD'S PREMIUM RETAIL EARNINGS MIX IN 2007

U.S. Retail
14%

Wholesale
20%



Canadian
Retail
66%

Snapshot: TD Bank Financial Group

Best-in-class Canadian retail operations

Wholesale bank delivering high return on invested capital

Focused U.S. growth strategy

- A Top **10** Bank in North America by Market Capitalization
- Over **4.5** million Online Banking Customers
- CDN **$422.1** billion in Assets (October 31, 2007)
- **14** million Customers Worldwide Served by Over 58,000 Employees



Strategic Advice from a Top Three Dealer in Canada

Over the last five years, TD repositioned its Wholesale Bank to focus on areas where the risk/reward trade-off is clear. The result? A business that's better positioned to deliver high-quality earnings. This focus on the future builds great franchise businesses and has made us a top three dealer in Canada. TD Securities' client Shaw Communications also understands the value of forward thinking. They've been blazing trails for over 40 years.



Delivering a Great Customer Experience

TD Canad [illegible]



Pursuing Organic Growth in the U.S.



Building a Wealth of Experience



JIM AND JR SHAW
/ SHAW COMMUNICATIONS INC.
CALGARY, ALBERTA

A Trusted Business Partner

In 1947, 12-year-old JR Shaw took an important step in a great Canadian success story. He walked into a TD branch in Sarnia, Ontario, and began a banking relationship that's still going strong more than 50 years later. Through a series of gutsy acquisitions and with the help of his son and current Shaw CEO Jim, JR transformed his family's farming and trucking business into a communications powerhouse. And TD was there every step of the way, as a lead lender and strategic advisor. "The bank has put trust in our people and company," says JR. "In the 40's, my dad banked with TD because they understood his business. I continued to bank with TD not only because they had confidence in the cable industry, but because they had confidence in us."

A Top 10 North American Bank

(Market capitalization in billions of US dollars)



$53.9
$25.7
$12.0
02
04
07

A Powerful Business Mix



U.S. Retail
14%
Canadian Retail
66%
Wholesale
20%

We're heavily weighted to deliver consistent and stable retail earnings. We call it our 80/20 split. TD generates about 80% of its profits from the combination of our Canadian and U.S. retail operations and about 20% from our Wholesale banking business.

A Strategy That Delivers

TD's great results in 2007 moved us closer to our goal of being the most integrated and dynamic customer focused bank in North America. We said we're going to grow earnings per share by 7-10% and this year we did that and more. The result – TD delivered a total shareholder return of 13%.



A Superior Banking Model

At TD's core is a Canadian retail branch network built on best-in-class convenience and service. We have #1 or #2 market share in most retail products. That's why we keep significantly outgrowing our peers in both revenue and profits.

Lower Risk Profile

Five years ago TD set out to consistently grow earnings without extending out the risk curve. Our successful altering of the Bank's risk-reward profile was a strategic advantage for us in this year of turbulent market conditions. Our return on risk-weighted assets clearly shows that we're better at finding businesses that will earn us a significantly higher rate of return for every dollar of risk we take – we're well ahead of our North American peers on this front.

Relentless Focus on the Customer

Shareholder value in financial services is created by flawless execution while always keeping the customer front and centre. At TD, we're constantly looking at our processes and figuring out how to do things better. Through hard work and focus, TD employees, each day, strive to run the Bank that much better than the day before.

TD Canada Trust teller Valerie Sampson decided to learn sign language to better serve a Deaf customer.



An Employer of Choice

Thanks to our spirited team of over 58,000 employees, TD was recognized in 2007 as "One of the Best Workplaces" in Canada by *Canadian Business Magazine*, and one of the Top Employers in Canada by *Maclean's Magazine* and the *Financial Post*.

A Leader in Convenience and Service

Opening more branches and adding more customer facing employees is critical to TD's future success. TD Canada Trust added 38 new branches this year, including our 100th in Quebec. Over the past four years TD has opened 101 new branches in Canada – more than any of our peers.

Investing in our Future

TD is a growth company. Our leaders are focused on meeting short-term performance targets while also making investments that will ensure TD can grow in the years to come.



AMERITRADE
Barron's ranked TD AMERITRADE the #1 online broker.
Banknorth
TD Banknorth

Becoming a North American Powerhouse

TD's U.S. expansion plans led to a busy 2007. We took our ownership of TD Banknorth up to 100% and saw the successful transition of TD Waterhouse USA clients to the TD Ameritrade platform. We also announced our intention to acquire Commerce Bancorp, Inc., which combined with TD Banknorth and TD Canada Trust, would give TD over 2,000 branches and almost one quarter of a trillion dollars in retail deposits – the first bank with critical mass in both Canada and the U.S.



$68 million + Invested in our Employees

Investing in our employees' learning and development is one of the ways TD strives to be a great place to work. In 2007, we spent over $68 million on helping our people gain valuable training and experience to achieve their career goals.

A Growing Wealth of Experience

A firm believer in the power of reinvestment, TD's Canadian Wealth Management business has more than tripled earnings since 2002. They continued to grow their network by adding 139 customer-facing advisors in 2007, further strengthening the #1 discount brokerage and #2 mutual fund businesses in Canada.

A Top Three Dealer in Canada

2007 was a terrific year for TD's Wholesale Bank with earnings up 24%. At the same time, TD Securities continued to gain recognition as an industry leader through some high profile underwriting deals. They were also supported by a 20% increase in invested capital. All this momentum is helping solidify their position as a top 3 dealer in Canada.


Waterhouse

DR. PETER WONG
/ THORNHILL, ONTARIO

Loyalty Built on Service

A TD client for more than 20 years, Dr. Peter Wong has traded through the ups and downs of the market. Through this experience, he gained in-depth knowledge of multiple investment products, evolving into a sophisticated active trader. Initially focused on individual stocks, Dr. Wong now enjoys the challenge of option trading, sometimes placing over 150 trades in a three month period using his discount brokerage account. Dr. Wong relies on support from his TD Waterhouse Investor Centre and he appreciates TD's ability to provide language preferences to serve clients with diverse cultural backgrounds. "I stay because of the great service. I feel comfortable with the people at TD Waterhouse. I have known some of them going on two decades. They feel like family."

A Winning Customer Experience

Constantly putting our customers first is what's helped TD build the comfortable brand we're known for. At TD, we have a culture that empowers our people to deliver a great customer experience. It's their dedication that makes us a different kind of bank.

Open Early, Open Late

As we like to say – open at 8, six days straight, ain't that great! 2007 saw TD Canada Trust launch 50% longer branch hours than our nearest Canadian peer. Just another way we are living up to our reputation for being *the* comfortable bank.



Actively Listening to Customers

Each year, TD surveys over 400,000 customers to ask them how they feel about their experience at TD. In 2007, we evolved how we measure and take action on what customers tell us. Our Customer Experience Index is built on the belief that loyalty isn't based just on satisfying customers – but delighting them. The biggest compliment our customers could give us is recommending TD to their friends and family.

The Extra Mile

Dana Tilley had just spent hours at the airport after losing her handbag on vacation. To make matters worse, without her ID she couldn't pick up the insulin she needed as a diabetic. Tired, frustrated, and without immediate access to her bank account, Dana headed to her TD Canada Trust branch to see what could be done. Service Representative Vanessa Houle, who had served Dana and her daughter many times before, quickly issued a new access card and then accompanied her to the pharmacy to vouch for her identity. "You don't need that kind of help every day, but it's great to deal with people who are willing to go that extra mile to solve a problem for you," says Ms. Tilley.

DANA TILLEY (FRONT) AND DAUGHTER JORDAN WITH VANESSA HOULE / DORVAL, QUÉBEC



#1 in Customer Service and Satisfaction

How do we know our relentless focus on service is working? In 2007, TD won its third consecutive Synovate award for best customer service. We were also ranked highest in customer satisfaction among Canadian banks by J. D. Power and Associates.



Serving Diverse Communities

TD is committed to meeting the needs of our diverse customer base. Our network of multi-language ABMs, convenient branch locations in the heart of many ethnic communities, and sponsorship of events that matter to our customers are just a few of the ways we show our desire to be a meaningful part of the communities where we live and work.

TO OUR SHAREHOLDERS

An Interview with President and CEO Ed Clark



We sat down with Ed Clark to get his take on TD Bank Financial Group's performance in 2007 and have him share his views on the questions he was asked most often this year by the investment community and TD employees.

> 2007 was a terrific year for TD Bank. When you look around the world, there are few examples of financial institutions that look like us. We're in an unbelievable position to transform TD into one of North America's most dynamic customer focused banks.

Why should someone invest in TD Bank Financial Group?

The short answer – because we're a growth company and we consistently outperform. We've said we're going to grow earnings per share by 7 to 10% per year. We did that in 2007 – and more. It was a terrific year for TD Bank.

Adjusted earnings per share were up 23% and Total Shareholder Return has been above our Canadian bank peers' average for the last 5 years. Just as importantly, those better returns came with lower risk. We're heavily weighted to deliver consistent and stable retail earnings – this year, about 80% from our retail operations and 20% from our Wholesale business.

Our successful altering of the Bank's risk-reward profile was a strategic advantage for us in this year of turbulent market conditions. Our Return on Risk-Weighted Assets shows that we're better at finding those businesses that will earn us a significantly higher rate of return for every dollar of risk we take – we're well ahead of our North American peers on this front.

What makes TD's strategy any different from other banks?

Our vision is to be a leading North American financial institution – one with an integrated, customer focus. For us that means being a different – and better – kind of bank. Driving that are five unique factors we have never strayed from:

- We are franchise builders. We create strong businesses, ensure they're working together in the best interests of TD, and focus on their organic growth.
- Delivering a great customer experience is a calling for us. We contact over 400,000 customers each year and ask them how we're doing – and we take action on what they say.
- We grow without extending out the risk curve. We're a North American leader in maximizing our return on every dollar of risk we take.
- We relentlessly focus on operational excellence. We strive to get the job done every single day better than our competitors. That means having the best people. We work hard to recruit, develop and coach our people, creating an inclusive, great workplace they can be proud of.
- We build for the future by constantly reinvesting in our businesses. We deliver in the short term while also making decisions today that will ensure TD can grow in the years to come.

Put all that together, and you have a bank that can outperform. That's exactly what TD has done.

How do you know TD's strategy is working?

Just look at what TD businesses consistently deliver. Our core franchise is a Canadian retail branch network built on convenience and service. In the last 5 years alone, TD Canada Trust has doubled its net income. Recognition from independent third parties, such as J.D. Power and Synovate, clinches the fact we're #1 in customer service in Canada.

We *know* retail banking. That's why TD Canada Trust leads the way in this space. We just increased our branch hours even further, giving us 50% longer hours than our nearest competitor. And we're opening more branches than anyone else – 101 new ones in the last four years alone. Combine that with our top-ranked internet banking platform and you see the engine behind the powerful, customer-friendly brand we're known for.

continued on next page

We have one of the fastest growing wealth management groups in Canadian banking. It has grown, on average, 26% per year for the last five years. That's an incredible achievement – from earning $157 million in 2002 to earning more than half a billion dollars in 2007.

This is complemented by one of the fastest growing insurance businesses in Canada, giving us tremendous opportunity to meet the full range of our clients' needs.

2007 was also wonderful validation of the hard work that's gone into repositioning our Wholesale bank. In this year of market turmoil, TD Bank fared very well – largely because of how TD Securities was better positioned to deliver high quality earnings at much lower risk compared to other Wholesale banks. At the same time, high profile deals such as Fortis, BCE and Trans-Canada gave us recognition on the street as an industry leader in Canada.

Our U.S. operations – through TD Banknorth and our investment in TD Ameritrade – also contributed to our success. TD Banknorth is aggressively pursuing its organic growth strategy. We know there is much more to be done at TD Banknorth but we're pleased they're on track to deliver exactly what they said they would. Our U.S. strategy is then rounded out by our approximately 40% ownership stake in TD Ameritrade. It's a great business. This was TD Ameritrade's fifth consecutive year of record earnings. It's a leader in the active trader space and is aggressively growing market share in the long-term investor segment.

TDBFG recently announced an agreement to acquire New Jersey-based Commerce Bancorp, Inc. Does the United States represent TD's future?

Our future definitely has a lot to do with growing in the United States. But it would be a mistake to think we are not heavily focused on widening our competitive edge in Canada. In Commerce, though, we found both a perfect strategic fit and a unique opportunity to create superior value for our shareholders. We expect the deal to close in February or March 2008. TD would then have more than 2,000 branches in North America and almost one quarter of a trillion dollars in retail deposits, making it the first bank with critical mass in both Canada and the United States.

That "perfect fit" between TD Canada Trust and Commerce is something we're particularly excited about. Both are acknowledged leaders in customer service excellence and convenience. Both are industry leaders in the number of new branches they open, all in the best locations. Both consistently deliver growing earnings that fit with our lower risk profile, given their focus on core deposit growth.

Our aim in the U.S. is to have an organic growth machine that consistently outgrows its peers. That's what TD Canada Trust has done in Canada – so we're going to exploit that world class retail banking platform and ensure our U.S. operations benefit from it. Commerce perfectly complements TD Banknorth's footprint and will give TD great branch coverage in the biggest and wealthiest banking market in the United States.

Upon the successful completion of the deal, our #1 priority would be to get Commerce integrated with TD – and get it done right. I know we have the expertise and the people to make it happen.

Did the recent credit market turmoil impact TDBFG's performance this year?

TD delivered spectacular earnings this year despite what was going on in the credit markets. We avoided the pitfalls, showing the market that we do indeed have a lower risk profile. That didn't happen by accident.

Five years ago we told you we would grow without extending out the risk curve. We had to make very hard decisions along the way – like exiting businesses where the risk/reward trade-off wasn't totally clear. At the time we knew that investors wouldn't fully appreciate our decisions until we had been "road tested." We had that test this year and passed with flying colours. I'm very pleased to say the market recognized the difference in our risk strategy. That allowed us to stay focused on growing our business – including the opportunity to do the Commerce deal.

Certainly the global financial industry is still recovering. We recognize TD is not immune to the effects of a potentially slower economy but we feel very good about the strength of our position moving forward.

What defined 2007 for you?

I think it would have to be the strong validation of the strategy we've been delivering on for the past five years. And I have to acknowledge the more than 58,000 spirited employees world-wide who powered our incredible results in 2007. To them I'd say – thank you for your dedication and steadfast belief in the great things we know we can accomplish together.

I'm also delighted that we were able to leverage our strong market position to make the Commerce deal happen. I believe Commerce can do for TD Banknorth and our U.S. growth strategy what the purchase of Canada Trust did for TD.

Looking ahead to 2008, we expect our combined Canadian and U.S. retail businesses – assuming the successful close of Commerce – will deliver $4 billion in earnings for us. Add to that the earnings from our strong Wholesale business, and you see the power of our franchise. This is an enormously exciting time for TD. We're facing a new frontier as we show the world we are quickly becoming a North American powerhouse.

W. Edmund Clark
President and Chief Executive Officer

TDBFG Performance Indicators

Performance indicators focus effort, communicate our priorities, and benchmark TDBFG's performance as we strive to be the better bank. The following table highlights TD's performance against these indicators in 2007.

2007 PERFORMANCE INDICATORS	2007 RESULTS[1]
Financial	
• Deliver above peer average total shareholder return[2]	• **TD return: 13% vs. peer average: 10.7%**
• Grow earnings per share by 7% to 10%	• **23% EPS growth**
• Deliver above peer average return on risk-weighted assets	• **TD return: 2.80% vs. peer average: 2.09%[3]**
Business Operations	
• Grow revenue faster than expenses	• **Revenue growth exceeded expense growth by over 4%**
• Invest in core businesses to improve efficiency and effectiveness	• Refer to Business Segment Analysis for details
Customer	
• Focus on improving Customer Experience (CEI) Score	• **Total corporate composite score: 23.5[4]. Represents the net percentage of customers who are TD brand advocates.**
• Invest in core businesses to enhance the customer experience	• Refer to Business Segment Analysis for details
• Grow the percentage of employees in customer-facing roles[5]	• **Percentage of customer-facing employees: 68.13%, up 1.23% vs. 2006**
Employee	
• Improve employee engagement score year-over-year	• **Employee engagement score rose to 4.14 in Fall 2007 vs. 4.12 in Fall 2006[6]**
• Enhance the employee experience by: – Listening to our employees – Building employment diversity – Providing a healthy, safe and flexible work environment – Providing competitive pay, benefits and performance-based compensation	• See TD's Corporate Responsibility Report available March 2008. Preview on page 132
– Investing in training and development	• **$68 million invested, up 11% vs. 2006**
Community	
• Donate a minimum of 1% of domestic pre-tax profits (five year average) to charitable and not-for-profit organizations	• **1.3% or $32.6 million, in donations**
• Make positive contributions by: – Supporting employees' community involvement and fundraising efforts	• **$220,500 in employee volunteer grants**
– Promoting children's health, literacy and education	• **$10.5 million donated** • **Published Call to Action Literacy Report**
– Protecting and preserving the environment	• **Launched Environmental Management Framework** • **Adopted Equator Principles** • **$4 million distributed to over 830 local environmental projects**

More details can be found in *TDBFG's 2007 Corporate Responsibility Report*, published in March 2008. See preview on page 132 of this annual report.

[1] Performance indicators that include an earnings component are based on TDBFG's full year adjusted earnings (except as noted) as explained in "How the Bank Reports" in the accompanying MD&A. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items.

[2] Total Shareholder Return is measured on a 1 year basis from November 1, 2006 to October 31, 2007.

[3] Return on risk-weighted assets measured YTD as at July 31, 2007, for comparison purposes. TD's return on risk weighted assets for 2007 was 2.80%.

[4] CEI replaces TD's previous measure of customer satisfaction. CEI is a measurement program that tracks TD customers' loyalty and advocacy.

[5] Percentage of employees in customer-facing roles is measured as at October 31, 2007. While this will continue to be an important internal measure, the percentage of employees in customer-facing roles will be excluded from our 2008 performance indicators as there is no direct comparison between TD and its peers.

[6] Scale for employee engagement score is from 1 to 5.

TO OUR SHAREHOLDERS

Chairman of the Board's Message



2007 was an excellent year for TD and its shareholders, one that saw very strong financial results and significant progress in solidifying a North American presence to drive long-term shareholder value.

All TD businesses delivered double-digit earnings growth in 2007. This shows our strategy of being a lower risk, highly integrated, and customer focused bank is working. Our 2007 results also speak to TD's ability to balance investment in future growth with the delivery of consistent shareholder returns.

TD's excellent financial performance led the Board to make two dividend increases. Total dividends per share increased to $2.11, up 19% over 2006. This increase reflected our confidence in the Bank's ability to consistently grow earnings over time. The Bank's total shareholder return was 13%.

The market turmoil in the second half of the year has had a defining impact on the banking industry. It tested the strategic foundations of many financial institutions and put a spotlight on risk management. TD did not report any write-downs due to the credit crunch, which was a testament to strategic decisions that TD's management made several years ago.

This year marked some important milestones in TD's progress towards becoming a major player in North America. The Board has worked closely with TD's management to provide strategic advice and support throughout the TD Banknorth privatization as well as the agreement to buy Commerce Bancorp. These acquisition activities, combined with the Bank's existing investment in TD Ameritrade, significantly grew TD's U.S. presence.

Your Board has great confidence in the U.S. expansion that Ed Clark and his senior management team are undertaking. We believe TD shareholders will look back on 2007 as a transformational year in the Bank's history. A year that enhanced TD's prospects as a growth company and positioned the organization to deliver consistent shareholder returns in the years ahead. TD's management is fortunate to have a skilled team of directors for strategic counsel, and their collective experience has brought many valuable perspectives to the deliberations and decisions made on the Bank's U.S. growth plans.

The Board continues to represent the best interests of shareholders through a strong focus on good corporate governance. As a leader in this area, TD is committed to making ongoing enhancements to our robust governance foundation. In 2007, we placed particular emphasis on improving Board and committee processes in order to spend more time on strategy and to maximize the effectiveness in the way we function as a Board and to spend more time on strategy.

I'm pleased to report that TD was recognized externally for having many best-in-class governance practices. This acknowledgment included the Bank being recognized by *Investor Relations (IR) Magazine* for having the Best Disclosure Policy in 2007. This year the Canadian Coalition for Good Governance also identified TD as having best practices in director and executive share ownership guidelines, director performance assessment, and relating company performance to executive compensation. These results continue to reinforce the commitment your directors and senior executives have made to be at the forefront of corporate governance.

I'm also proud of TD's progress in making corporate social responsibility an integral part of how we operate. We strive to be a caring and engaged corporate citizen. For us, corporate social responsibility is about doing business in a way that is ethical, fair and transparent. This includes being respectful of the environment, helping enrich our communities and society and promoting the well-being of our employees.

On behalf of the Board I would like to express our sincere gratitude to all of TD's 58,000 employees for making 2007 another exceptional year for the Bank. The continuing success of TD is a tribute to the talent and achievements of this world-class team. I'd also like to thank our shareholders for their continued support of TD as we continue to build for the future of this great organization.

John M. Thompson

John M. Thompson
Chairman of the Board of Directors

Statement of Corporate Governance Practices

At A Glance Overview

- We have a strong, independent Chairman with a clear leadership mandate in corporate governance.
- The Board oversees management, considers and approves on a continuous basis strategic alternatives and plans, and approves all major strategy and policy recommendations for TDBFG.
- The Board is responsible for setting the tone for a culture of integrity and compliance throughout TDBFG.
- The Board, its committees, the committee Chairs and the Chairman of the Board operate under written charters setting out their responsibilities.
- The Board renews itself with high calibre candidates with diverse skills and experience.
- The Audit Committee of the Board, not management, is responsible for the relationship with the shareholders' auditor.

The Board of Directors and the management of TD Bank Financial Group are committed to leadership in corporate governance. We have designed our corporate governance policies and practices to be sure we are focused on our responsibilities to our shareholders and on creating long term shareholder value.

We can assure you that TDBFG's policies and practices meet or exceed applicable legal requirements. We continuously monitor all proposed new rules and modify our policies and practices to meet any additional requirements. An overview of our corporate governance structure is set out below.

Role Of The Chairman Of The Board

Mr. John Thompson is the Chairman of the Board at TDBFG. The Chairman of the Board is appointed annually by the non-management directors of the Board. He is independent and his role as Chairman of the Board is to facilitate the functioning of the Board independently of management and to maintain and enhance the quality of our corporate governance at TDBFG. His key responsibilities are set out in the Charter of the Chairman of the Board which is available on our website. He also serves as Chair of the Corporate Governance Committee, is a member of the Management Resources Committee and is an ex officio member of the Audit Committee and Risk Committee.

Mr. Thompson served as Vice Chairman of IBM Corporation until 2002, having previously been the Chairman and Chief Executive Officer of IBM Canada Ltd. In addition to being a director of Royal Philips Electronics N.V. and The Thomson Corporation, Mr. Thompson is the Vice Chair of the Board of Trustees of The Hospital for Sick Children in Toronto. Mr. Thompson has been a member of the Board of TDBFG since 1988.

Directors' Key Responsibilities

In addition to having the requisite skills and experience, all directors must meet the qualifications for directors set out in the Position Description for Directors of TDBFG. Under the Position Description, directors are expected to serve TDBFG and the long-term interests of its shareholders by supervising the management of the business and affairs of TDBFG. In doing so, the directors are expected to:

- Meet the highest ethical and fiduciary standards;
- Understand that the Board needs to be able to operate independently of management in order to be effective;
- Be knowledgeable and inquisitive about the issues facing TDBFG;
- Apply good sense and sound judgment to help make wise decisions; and
- Display commitment through attendance at, preparation for and participation in meetings.

Directors are expected to fulfill these objectives through accountability, integrity, independence, involvement, contribution and commitment to the Bank and its shareholders.

Directors are also subject to the Bank's Code of Conduct and Ethics.

Overview of Corporate Governance Structure at TDBFG

This diagram is a simple overview of the corporate governance structure at TDBFG.


Shareholders
APPOINT
Shareholders' Auditor
ELECT
REPORT
Corporate Governance Committee
Audit Committee
APPOINT
Board of Directors
APPOINT
Management Resources Committee
Risk Committee
APPOINT
Management

Other Places To Find Information About Corporate Governance At TDBFG

Read our Chairman of the Board's Message to Shareholders on page 10.

Corporate Governance – Go to the Corporate Governance section of our web site – www.td.com/governance – there you will find information on our corporate governance practices, including our Corporate Governance Guidelines, our Director Independence Policy, our Code of Conduct and Ethics, the Charters of our Board of Directors and each of its committees and a summary of significant differences between our governance practices and those required of U.S. domestic issuers listed on the New York Stock Exchange.

Proxy Circular – Read our Proxy Circular – in February 2008 it will be mailed to shareholders and available on our web site.

Annual Meeting – Attend our Annual Meeting – April 3, 2008 in Calgary, Alberta, Canada – or watch the webcast through our web site – www.td.com/investor.

Corporate Responsibility Report – Read our 2007 report – it documents our corporate citizenship activities throughout the year. The 2007 report will be released and available on our web site in March 2008 – www.td.com/corporateresponsibility/reporting.

The Board of Directors and Its Committees

Our directors as at November 29, 2007 are listed below. Our Proxy Circular for the 2008 Annual Meeting will set out the director candidates proposed for election at the meeting and additional information about each candidate including education, other principal directorships, TDBFG committee membership, stock ownership and attendance at Board and committee meetings.

William E. Bennett
Corporate Director and Retired President and Chief Executive Officer
Draper & Kramer, Inc., Chicago, Illinois

Hugh J. Bolton
Chair of the Board
EPCOR Utilities Inc., Edmonton, Alberta

John L. Bragg
Chairman, President and Co-Chief Executive Officer
Oxford Frozen Foods Limited
Oxford, Nova Scotia

W. Edmund Clark
President and Chief Executive Officer
The Toronto-Dominion Bank
Toronto, Ontario

Wendy K. Dobson
Professor and Director
Institute for International Business
Joseph L. Rotman School of Management,
University of Toronto, Toronto, Ontario

Darren Entwistle
President and Chief Executive Officer
TELUS Corporation, Vancouver, British Columbia

Donna M. Hayes
Publisher and Chief Executive Officer
Harlequin Enterprises Limited, Toronto, Ontario

Henry H. Ketcham
Chairman of the Board, President and Chief Executive Officer
West Fraser Timber Co. Ltd.
Vancouver, British Columbia

Pierre H. Lessard
President and Chief Executive Officer
METRO INC., Montréal, Québec

Harold H. MacKay
Counsel
MacPherson Leslie & Tyerman LLP
Regina, Saskatchewan

Brian F. MacNeill
Chairman of the Board
Petro-Canada, Calgary, Alberta

Irene R. Miller
Chief Executive Officer
Akim, Inc., New York, New York

Roger Phillips
Corporate Director and Retired President and Chief Executive Officer
IPSCO Inc., Regina, Saskatchewan

Wilbur J. Prezzano
Corporate Director and Retired Vice Chairman
Eastman Kodak Company
Charleston, South Carolina

William J. Ryan
Chairman
TD Banknorth Inc., Portland, Maine

Helen K. Sinclair
Chief Executive Officer
BankWorks Trading Inc., Toronto, Ontario

John M. Thompson
Chairman of the Board
The Toronto-Dominion Bank
Toronto, Ontario

Committee	Members*	Key Responsibilities
Corporate Governance Committee	**John M. Thompson** (Chair) **Wendy K. Dobson** **Darren Entwistle** **Harold H. MacKay** **Brian F. MacNeill**	**Responsibility for corporate governance of TDBFG:** • Set the criteria for selecting new directors and the Board's approach to director independence; • Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders; • Develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TDBFG; • Review and recommend the compensation of the directors of TDBFG; • Satisfy itself that TDBFG communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy; • Facilitate the evaluation of the Board and committees.
Management Resources Committee	**Brian F. MacNeill** (Chair) **Henry H. Ketcham** **Pierre H. Lessard** **Wilbur J. Prezzano** **Helen K. Sinclair** **John M. Thompson**	**Responsibility for management's performance evaluation, compensation and succession planning:** • Discharge, and assist the Board in discharging, the responsibility of the Board relating to executive compensation as set out in this Committee's charter; • Set performance objectives for the CEO, which encourage TDBFG's long-term financial success and regularly measure the CEO's performance against these objectives; • Determine the recommended compensation for the CEO and certain senior officers in consultation with independent advisors who help this Committee set competitive compensation that meets TDBFG's hiring, retention and performance objectives; • Review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO; • Oversee the selection, evaluation, development and compensation of other members of senior management; • Produce a report on executive compensation for the benefit of shareholders, which is published in TDBFG's annual proxy circular and review, as appropriate, any other major public disclosures concerning executive compensation.
Risk Committee	**Roger Phillips** (Chair) **William E. Bennett** **Hugh J. Bolton** **Harold H. MacKay** **Wilbur J. Prezzano**	**Supervising the management of risk of TDBFG:** • Identify and monitor the key risks of TDBFG and evaluate their management; • Approve risk management policies that establish the appropriate approval levels for decisions and other checks and balances to manage risk; • Satisfy itself that policies are in place to manage the risks to which TDBFG is exposed, including market, operational, liquidity, credit, insurance, regulatory and legal risk, and reputational risk; • Provide a forum for "big-picture" analysis of future risks including considering trends; • Critically assess TDBFG's business strategies and plans from a risk perspective.
Audit Committee	**Hugh J. Bolton**** (Chair) **William E. Bennett** **John L. Bragg** **Donna M. Hayes** **Irene R. Miller** **Helen K. Sinclair**	**Supervising the quality and integrity of TDBFG's financial reporting:** • Oversee reliable, accurate and clear financial reporting to shareholders; • Oversee internal controls – the necessary checks and balances must be in place; • Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders' auditor – the shareholders' auditor reports directly to this Committee; • Listen to the shareholders' auditor, internal auditor and the chief compliance officer, and evaluate the effectiveness and independence of each; • Oversee the establishment and maintenance of processes that ensure TDBFG is in compliance with the laws and regulations that apply to it as well as its own policies; • Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of TDBFG that are federally-regulated financial institutions and insurance companies; • Receive reports on and approve, if appropriate, certain transactions with related parties.

* as of November 29, 2007
** Designated Audit Committee Financial Expert

This Management's Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (the Bank) for the year ended October 31, 2007, compared with the corresponding periods. This MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes for the year ended October 31, 2007. This MD&A is dated November 28, 2007. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles.

Certain comparative amounts have been restated to conform with the presentation adopted in the current year.

Additional information relating to the Bank, including the Bank's Annual Information Form, is available on the Bank's website at www.td.com, on SEDAR at www.sedar.com, and on the U.S. Securities and Exchange Commission's website at www.sec.gov (EDGAR filers section).

Caution regarding forward-looking statements

From time to time, the Bank makes written and oral forward-looking statements, including in this MD&A, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank's senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. All such statements are made pursuant to the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank's objectives and targets for 2008 and beyond, and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. The economic assumptions for 2008 for each of our business segments are set out in this MD&A under the headings "Economic Outlook" and "Business Outlook and Focus for 2008", as updated in the subsequently filed quarterly Reports to Shareholders. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may" and "could". By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors – many of which are beyond our control – that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in this MD&A and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank's ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank's risk management framework, including the risk that the Bank's risk management models do not take into account all relevant factors; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information, see the discussion starting on page 59 of this MD&A. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

FINANCIAL RESULTS OVERVIEW

TD Bank Financial Group delivered exceptional financial results in 2007. All businesses posted double-digit earnings growth for the year.

CORPORATE OVERVIEW

TD Bank Financial Group (the Bank) is one of the largest financial services providers in North America, offering comprehensive retail and commercial banking, wealth management and wholesale banking products and services. The Bank's operations and activities are organized around operating groups: Canadian Personal and Commercial Banking; Wealth Management; U.S. Personal and Commercial Banking; and Wholesale Banking.

HOW THE BANK REPORTS

The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) and refers to results prepared in accordance with GAAP as the "reported results".

The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes items of note, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note are listed in Table 2. The items of note include the Bank's amortization of intangible assets, which primarily relate to the Canada Trust acquisition in 2000, the TD Banknorth Inc. (TD Banknorth) acquisition in 2005, and the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services Corporation (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade Holding Corporation (TD Ameritrade). The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note and related terms used in this MD&A are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers. Table 2 provides a reconciliation between the Bank's reported and adjusted results.

TABLE 1 OPERATING RESULTS – REPORTED

(millions of Canadian dollars)	**2007**	2006	2005
Net interest income	**$ 6,924**	$ 6,371	$ 6,008
Other income	**7,357**	6,821	5,951
Total revenue	**14,281**	13,192	11,959
Provision for credit losses	**(645)**	(409)	(55)
Non-interest expenses	**(8,975)**	(8,815)	(8,844)
Dilution gain, net	**–**	1,559	–
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	**4,661**	5,527	3,060
Provision for income taxes	**(853)**	(874)	(699)
Non-controlling interests, net of income taxes	**(95)**	(184)	(132)
Equity in net income of an associated company, net of income taxes	**284**	134	–
Net income – reported	**3,997**	4,603	2,229
Preferred dividends	**(20)**	(22)	–
Net income available to common shareholders – reported	**$ 3,977**	$ 4,581	$ 2,229

TABLE 2 RECONCILIATION OF NON-GAAP MEASURES[1]

Adjusted net income to reported results **Operating results – adjusted** (millions of Canadian dollars)	**2007**	2006	2005
Net interest income[2]	**$ 6,924**	$ 6,371	$ 6,021
Other income[3]	**7,148**	6,862	6,077
Total revenue	**14,072**	13,233	12,098
Provision for credit losses[4]	**(705)**	(441)	(319)
Non-interest expenses[5]	**(8,390)**	(8,260)	(7,887)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	**4,977**	4,532	3,892
Provision for income taxes[6]	**(1,000)**	(1,107)	(899)
Non-controlling interests, net of income taxes[7]	**(119)**	(211)	(132)
Equity in net income of associated company, net of income taxes[8]	**331**	162	–
Net income – adjusted	**4,189**	3,376	2,861
Preferred dividends	**(20)**	(22)	–
Net income available to common shareholders – adjusted	**4,169**	3,354	2,861
Items of note affecting net income, net of income taxes			
Amortization of intangibles[9]	**(353)**	(316)	(354)
Gain relating to restructuring of Visa[10]	**135**	–	–
TD Banknorth restructuring, privatization and merger-related charges[11]	**(43)**	–	–
Dilution gain on Ameritrade transaction, net of costs	**–**	1,665	–
Dilution loss on the acquisition of Hudson by TD Banknorth	**–**	(72)	–
Balance sheet restructuring charge in TD Banknorth	**–**	(19)	–
Wholesale Banking restructuring charge	**–**	(35)	(29)
Change in fair value of credit default swaps hedging the corporate loan book[12]	**30**	7	17
General allowance release	**39**	39	23
Non-core portfolio loan loss recoveries (sectoral related)	**–**	–	127
Loss on structured derivative portfolios	**–**	–	(100)
Tax charges related to reorganizations	**–**	–	(163)
Other tax items	**–**	(24)	98
Preferred share redemption	**–**	–	(13)
Initial set up of specific allowance for credit card and overdraft loans	**–**	(18)	–
Litigation charge	**–**	–	(238)
Total items of note	**(192)**	1,227	(632)
Net income available to common shareholders – reported	**$ 3,977**	$ 4,581	$ 2,229

Reconciliation of reported earnings per share (EPS) to adjusted EPS (Canadian dollars)	**2007**	2006	2005
Diluted – reported	**$ 5.48**	$ 6.34	$ 3.20
Items of note affecting income (as above)	**0.27**	(1.70)	0.91
Items of note affecting EPS only[13]	**–**	0.02	0.03
Diluted – adjusted	**$ 5.75**	$ 4.66	$ 4.14
Basic – reported	**$ 5.53**	$ 6.39	$ 3.22

[1] Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

[2] Adjusted net interest income excludes the following item of note: 2005 – $13 million loss on preferred share redemption.

[3] Adjusted other income excludes the following items of note: 2007 – $163 million pre-tax gain relating to restructuring of Visa, as explained in footnote 10; $46 million pre-tax gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; 2006 – $11 million pre-tax gain due to change in fair value of CDS hedging the corporate loan book; $52 million loss on balance sheet restructuring charge in TD Banknorth; 2005 – $27 million gain due to change in fair value of CDS hedging the corporate loan book; and $153 million loss on structured derivative portfolios.

[4] Adjusted provisions for credit losses exclude the following items of note: 2007 – $60 million general allowance release based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology; 2006 – $60 million general allowance release; $28 million initial set up of specific allowance for credit card and overdraft loans; 2005 – $35 million general allowance release; $229 million non-core portfolio loan loss recoveries (sectoral related).

[5] Adjusted non-interest expenses exclude the following items of note: 2007 – $499 million amortization of intangibles; $86 million resulted from restructuring, privatization and merger related expenses, as explained in footnote 11; 2006 – $505 million amortization of intangibles; $50 million Wholesale Banking restructuring charges; 2005 – $546 million amortization of intangibles; $368 million litigation charge; and $43 million Wholesale Banking restructuring charge.

[6] For reconciliation between reported and adjusted provisions for income taxes, see Table 11.

[7] Adjusted non-controlling interests exclude the following items of note: 2007 – $9 million amortization of intangibles; $15 million from restructuring, privatization and merger related expenses; 2006 – $12 million amortization of intangibles; $15 million balance sheet restructuring charge in TD Banknorth.

[8] Equity in net income of associated company excludes the following items of note: 2007 – $47 million amortization of intangibles; 2006 – $28 million amortization of intangibles.

[9] See additional information in Table 3.

[10] As part of the global restructuring of Visa USA Inc., Visa Canada Association and Visa International Service Association, which closed on October 3, 2007 (restructuring date), the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank's membership interest in Visa Canada Association. As required by the applicable accounting standards, the shares the Bank received in Visa Inc. were measured at fair value and an estimated gain of $135 million after tax was recognized in the Corporate segment, based on results of an independent valuation of the shares. The gain may be subject to further adjustment based on the finalization of the Bank's ownership percentage in Visa Inc.

[11] The TD Banknorth restructuring, privatization and merger-related charges include the following: $31 million restructuring charge, primarily consisted of employee severance costs, the costs of amending certain executive employment and award agreements and write-down of long-lived assets due to impairment, included in U.S. Personal and Commercial Banking; $4 million restructuring charge related to the transfer of functions from TD Bank USA to TD Banknorth, included in the Corporate segment; $5 million privatization charges, which primarily consisted of legal and investment banking fees, included in U.S. Personal and Commercial Banking; and $3 million merger-related charges related to conversion and customer notices in connection with the integration of Hudson and Interchange with TD Banknorth, included in U.S. Personal and Commercial Banking. In the Consolidated Statement of Income for October 31, 2007, the restructuring charges are included in the restructuring costs while the privatization and merger-related charges are included in other non-interest expenses.

[12] The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in the Wholesale Banking segment and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted results exclude the gains and losses on the CDS in excess of the accrued cost. Prior to November 1, 2006, this item was described as "Hedging impact due to AcG-13". As part of the adoption of the new financial instruments standards effective for the Bank from November 1, 2006, the guidance under Accounting Guideline 13: Hedging Relationships (AcG-13) was replaced by Canadian Institute of Chartered Accountants (CICA) Handbook Section 3865, *Hedges*.

[13] 2006 – one-time adjustment for the impact of TD Ameritrade earnings, due to the one month lag between fiscal quarter ends. The results of the Bank include its equity share in TD Ameritrade from January 25, 2006 to September 30, 2006. 2005 – adjustment for the impact of TD Banknorth earnings, due to the one month lag between fiscal quarter ends.

TABLE 3	AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES		
(millions of Canadian dollars)	**2007**	2006	2005
TD Canada Trust	**$ 175**	$ 207	$ 301
TD Banknorth reported amortization of intangibles	**112**	72	35
Less: non-controlling interests	**9**	12	2
Net amortization of intangibles	**103**	60	33
TD Ameritrade (included in equity in net income of associated company)	**47**	28	–
Other	**28**	21	20
Amortization of intangibles, net of income taxes[1]	**$ 353**	$ 316	$ 354

[1] Amortization of intangibles is included in the Corporate segment.

ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL

The Bank utilizes economic profit as a tool to measure shareholder value creation. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank's invested capital. The Bank's goal is to achieve positive and growing economic profit.

Return on invested capital (ROIC) is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.

Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers. Table 4 reconciles between the Bank's economic profit, ROIC and adjusted net income. Adjusted results and related terms are discussed in the "How the Bank Reports" section.

TABLE 4	RECONCILIATION OF ECONOMIC PROFIT, RETURN ON INVESTED CAPITAL AND ADJUSTED NET INCOME		
(millions of Canadian dollars)	**2007**	2006	2005
Average common equity	**$ 20,572**	$ 17,983	$ 14,600
Average cumulative goodwill/intangible assets amortized, net of income taxes	**3,825**	3,540	3,213
Average invested capital	**24,397**	21,523	17,813
Rate charged for invested capital	**9.4%**	9.5%	10.1%
Charge for invested capital	**$ (2,293)**	$ (2,045)	$ (1,799)
Net income available to common shareholders – reported	**$ 3,977**	$ 4,581	$ 2,229
Items of note impacting income, net of income taxes	**192**	(1,227)	632
Net income available to common shareholders – adjusted	**$ 4,169**	$ 3,354	$ 2,861
Economic profit	**$ 1,876**	$ 1,309	$ 1,062
Return on invested capital	**17.1%**	15.6%	16.1%

2007 SIGNIFICANT EVENTS

Acquisition of Commerce Bancorp, Inc.

On October 2, 2007, the Bank announced a definitive agreement to acquire 100% of Commerce Bancorp, Inc. (Commerce) for share and cash consideration, having an aggregate value of approximately US$8.5 billion as of the date of announcement. Commerce is a public company with approximately US$50 billion in assets as at September 30, 2007. The acquisition will be accounted for using the purchase method of accounting and each share of Commerce will be exchanged for 0.4142 of a Bank common share and US$10.50 in cash. The transaction will be taxable for Commerce shareholders for U.S. federal income tax purposes, including the Bank shares they receive.

The Bank also announced on October 2, 2007 that, following the completion of the transaction, the Bank expects to take a one time restructuring charge of approximately US$490 million pre tax. On a reported basis, the transaction is expected to be 28 cents dilutive in fiscal 2008 and 22 cents dilutive in 2009 to the Bank's earnings per share, and 10 cents dilutive in 2008 and flat in 2009 on an adjusted basis[1]. The addition of Commerce would result in the Bank having more than 2,000 branches in North America and almost $250 billion in retail deposits. The expected financial impacts of the transaction assume, among other things, the timely and cost-efficient integration of the Bank and Commerce, and the realization of the expected cost synergies in the amounts and timeframes anticipated at the date of announcement, as well as the granting of the required approvals and fulfillment of the other closing conditions.

The acquisition is subject to approvals from Commerce shareholders and U.S. and Canadian regulatory authorities, as well as other customary closing conditions. The parties are expected to mail the proxy statement/prospectus to Commerce shareholders in December, and as a result, to close in February or March of 2008.

[1] In these projections, the Bank's 2008 GAAP and adjusted net income and earnings per share (EPS) estimates are based on analyst consensus estimates current at the date of announcement of the acquisition, and the Bank's 2009 net income and EPS estimates are the Bank's 2008 net income and EPS estimates increased at the Institutional Brokers' Estimate System (IBES) long-term growth rate of 10.5%. Commerce future earnings and all other transaction adjustments are based on the Bank's internal management estimates. The projections and estimates are subject to risks and uncertainties that may cause actual results to differ materially.

TD Banknorth

Going-private transaction

On April 20, 2007, the Bank completed its privatization of TD Banknorth. Under this transaction, the Bank acquired all of the outstanding common shares of TD Banknorth that it did not already own for US$32.33 per TD Banknorth share for a total cash consideration of $3.7 billion (US$3.3 billion). The acquisition has been accounted for by the purchase method. On closing, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth's shares were delisted from the New York Stock Exchange.

As a result of the transaction, there was a net increase in goodwill and intangibles on the Bank's Consolidated Balance Sheet at the completion of the transaction of approximately $1.5 billion. Other purchase consideration allocation adjustments were not significant. The allocation of the purchase price is subject to finalization.

In the normal course of the Bank's financial reporting, TD Banknorth is consolidated on a one month lag basis.

Acquisition of Interchange Financial Services Corporation

TD Banknorth completed its acquisition of Interchange on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth's sale of 13 million of its common shares to the Bank for $472 million (US$405 million). As a result, $1.9 billion of assets and $1.4 billion of liabilities were included in the Bank's Interim Consolidated Balance Sheet at the date of acquisition. TD Banknorth consolidates the financial results of Interchange.

TD Ameritrade

TD Ameritrade announced two common stock repurchase programs in 2006 for an aggregate of 32 million shares. As a result of TD Ameritrade's share repurchase activity, the Bank's direct ownership position in TD Ameritrade increased above the ownership cap of 39.9% under the Stockholders Agreement. In accordance with the Bank's previously announced intention, the Bank sold three million shares of TD Ameritrade in the second quarter to bring its direct ownership position to 39.9%. The Bank recognized a gain of $6 million on this sale.

As at October 31, 2007, the Bank's beneficial ownership of TD Ameritrade was 39.99% due to continued TD Ameritrade share repurchase activity. The Bank intends to sell shares of TD Ameritrade to bring its beneficial ownership of TD Ameritrade to, or under, the ownership cap of 39.9% in accordance with the Stockholders Agreement.

Moreover, as a result of consolidation of financial statements of Lillooet Limited (Lillooet) in the Consolidated Financial Statements for the year ended October 31, 2007, TD Ameritrade shares held by Lillooet have been included in the Bank's reported investment in TD Ameritrade. The Bank has recognized income of TD Ameritrade related to the TD Ameritrade shares owned by Lillooet for the year ended October 31, 2007.

For more details, see Note 28 to the Consolidated Financial Statements.

FINANCIAL RESULTS OVERVIEW

Net Income

AT A GLANCE OVERVIEW

- **Reported net income was $3,997 million, down $606 million, or 13%, from 2006.**
- **Adjusted net income was $4,189 million, up $813 million, or 24%, from 2006.**

Reported net income was $3,997 million, compared with $4,603 million in 2006. The decrease in reported net income was entirely due to the $1,665 million dilution gain from the sale of TD Waterhouse U.S.A. to Ameritrade in 2006, partially offset by higher operating earnings. Adjusted net income was $4,189 million, compared with $3,376 million in 2006. The increase in adjusted net income was driven by year-over-year earnings growth from all business segments, as well as a smaller loss in the Corporate segment. Canadian Personal and Commercial Banking net income increased by $287 million due to volume growth, higher insurance revenue and improved fee revenue. U.S. Personal and Commercial Banking adjusted net income grew by $104 million, primarily due to higher Bank ownership resulting from the privatization of TD Banknorth on April 20, 2007. The Canadian Wealth Management business generated net income growth of $91 million, largely due to growth in assets under management and assets under administration. TD Ameritrade's contribution for the year rose $81 million, driven by higher economic ownership and strong revenue growth. Wholesale Banking delivered an increase in adjusted net income of $160 million, driven largely by stronger results from the capital markets businesses.

Reported diluted earnings per share were $5.48, compared with $6.34 in 2006. Adjusted diluted earnings per share were $5.75, an increase of 23%, compared with $4.66 in 2006. The increase in adjusted diluted earnings per share was a result of the higher adjusted net income.

U.S. GAAP (see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank's 2007 Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (SEC) and available on the Bank's website at http://www.td.com/investor/index.jsp and at the SEC's internet site (http.//www.sec.gov)).

Net income available to common shareholders under U.S. GAAP was $4,053 million, compared with $3,977 million under Canadian GAAP. The higher U.S. GAAP net income available to common shareholders primarily resulted from recognition of unrealized gains related to the reclassification of certain securities from available for sale to trading, and from an increase in income due to the de-designation of certain fair value and cash flow hedging relationships that were designated under Canadian GAAP effective November 1, 2006.

FINANCIAL RESULTS OVERVIEW

Revenue

AT A GLANCE OVERVIEW

- **Total revenue increased by $1,089 million, or 8%, from the prior year.**
- **Net interest income was up $553 million, or 9%, from the prior year.**
- **Other income was up $536 million, or 8%, from the prior year.**

NET INTEREST INCOME

Net interest income was $6,924 million in 2007, an increase of $553 million or 9%. Canadian Personal and Commercial Banking net interest income increased by $522 million largely on higher product volumes. U.S. Personal and Commercial Banking net interest income increased largely due to the full year impact of the Hudson and Interchange acquisitions. The increase in Wholesale Banking net interest income was largely due to higher trading-related net interest income. These increases were partially offset by the loss of net interest income related to the impact of the sale of TD Waterhouse U.S.A. to Ameritrade.

Net Interest Margin

Net interest margin improved by 4 bps in 2007 to 2.06% from 2.02% in 2006. The increase was a result of a slight margin improvement in the Canadian Personal and Commercial Banking segment, higher net interest income in the Wholesale Banking segment and the impact of the change in the Bank's overall product mix. These increases were partially offset by a slight compression in margins in the U.S. Personal and Commercial Banking segment.

NET INTEREST INCOME
(millions of Canadian dollars)


$7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
05
06
07

TABLE 5 NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1]

(millions of Canadian dollars)	2007			2006			2005		
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Earning assets									
Deposits with banks	**$ 12,184**	**$ 357**	**2.93%**	$ 11,680	$ 302	2.59%	$ 10,654	$ 415	3.90%
Securities									
Trading	**81,756**	**3,124**	**3.82**	76,679	2,653	3.46	77,906	2,536	3.26
Non-trading	**43,970**	**1,642**	**3.73**	–	–	–	–	–	–
Investment	**–**	**–**	**–**	40,172	1,782	4.44	32,354	1,503	4.65
Total securities	**125,726**	**4,766**	**3.79**	116,851	4,435	3.80	110,260	4,039	3.66
Securities purchased under reverse repurchase agreements	**31,960**	**1,829**	**5.72**	30,910	1,413	4.57	27,253	907	3.33
Loans									
Mortgages	**63,991**	**3,471**	**5.42**	60,325	3,131	5.19	58,033	2,807	4.84
Consumer installment and other personal	**64,502**	**4,510**	**6.99**	62,797	4,036	6.43	55,975	3,067	5.48
Credit card	**5,467**	**731**	**13.37**	3,830	509	13.29	2,690	323	12.01
Business and government	**31,913**	**2,188**	**6.86**	28,562	1,743	6.10	23,288	1,218	5.23
Total loans	**165,873**	**10,900**	**6.57**	155,514	9,419	6.06	139,986	7,415	5.30
Total earning assets	**$335,743**	**$17,852**	**5.32%**	$314,955	$15,569	4.94%	$288,153	$12,776	4.43%
Interest-bearing liabilities									
Deposits									
Personal	**$144,364**	**$ 3,733**	**2.59%**	$132,135	$ 3,027	2.29%	$122,032	$ 2,509	2.06%
Banks	**19,954**	**814**	**4.08**	15,874	661	4.16	14,683	462	3.15
Business and government	**105,196**	**3,700**	**3.52**	105,252	3,393	3.22	99,827	2,158	2.16
Total deposits	**269,514**	**8,247**	**3.06**	253,261	7,081	2.80	236,542	5,129	2.17
Subordinated notes and debentures	**9,061**	**484**	**5.34**	6,956	388	5.58	5,626	328	5.83
Obligations related to securities sold short and under repurchase agreements	**46,487**	**2,088**	**4.49**	44,287	1,603	3.62	34,499	1,164	3.37
Preferred shares and capital trust securities	**1,797**	**109**	**6.07**	1,790	126	7.04	2,215	147	6.64
Total interest-bearing liabilities	**$326,859**	**$10,928**	**3.34%**	$306,294	$ 9,198	3.00%	$278,882	$ 6,768	2.43%
Total net interest income on average earnings assets	**$335,743**	**$ 6,924**	**2.06%**	$314,955	$ 6,371	2.02%	$288,153	$ 6,008	2.09%

[1] Net interest income includes dividends on securities.

TABLE 6 ANALYSIS OF CHANGE IN NET INTEREST INCOME

(millions of Canadian dollars)	2007 vs 2006			2006 vs 2005		
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in		
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Total earning assets	$ 1,028	$ 1,255	$ 2,283	$ 1,332	$ 1,461	$ 2,793
Total interest-bearing liabilities	(645)	(1,085)	(1,730)	(742)	(1,688)	(2,430)
Net interest income	**$ 383**	**$ 170**	**$ 553**	$ 590	$ (227)	$ 363

OTHER INCOME

Other income was $7,357 million in 2007, an increase of $536 million, or 8%, from 2006.

The Canadian Personal and Commercial Banking segment posted an increase of $275 million in other income related to increases in service charges, card services, insurance revenue and non-trading foreign exchange revenue. Wealth Management other income increased due to higher assets under administration, an increase in trades per day and higher mutual fund assets under management, partially offset by lower commission revenue due to the full year impact of the sale of TD Waterhouse U.S.A. to Ameritrade. U.S. Personal and Commercial Banking other income increased by 19%, largely due to the full year impact of the Hudson and Interchange acquisitions and fee initiatives. Wholesale Banking other income declined from 2006 as higher syndication revenue, merger and acquisition fees, and equity and debt underwriting were more than offset by a decline in trading income. Other income also increased due to a gain of $163 million related to the restructuring of Visa and a net security loss of $52 million in 2006 related to the balance sheet restructuring of the U.S. Personal and Commercial Banking segment.

TABLE 7 OTHER INCOME

(millions of Canadian dollars)	2007	2006	2005	2007 vs 2006 % change
Investment and securities services:				
Discount brokerage	**$ 445**	$ 567	$ 881	(21.5)%
Securities and full service brokerage	**1,087**	988	927	10.0
Mutual funds	**868**	704	671	23.3
Credit fees	**420**	371	343	13.2
Net securities gains	**326**	305	242	6.9
Trading income (loss)	**591**	797	147	(25.8)
Income from financial instruments designated as trading under the fair value option	**(55)**	–	–	–
Service charges	**1,019**	937	787	8.8
Loan securitizations	**397**	346	414	14.7
Card services	**457**	383	279	19.3
Insurance, net of claims	**1,005**	896	826	12.2
Trust fees	**133**	130	111	2.3
Other	**664**	397	323	67.3
Total	**$ 7,357**	$ 6,821	$ 5,951	7.9%

TRADING-RELATED INCOME

Trading-related income, which is the total of net interest income on trading positions and trading income, decreased by $234 million, or 32%, from 2006. The decrease was primarily due to weaker credit trading associated with volatility in the credit markets and a breakdown in traditional pricing relationships between corporate bonds and credit default swaps in the latter part of the year. Additionally, weaker results were experienced in equity trading.

The mix of trading-related income between net interest income and trading income is largely dependent upon levels of interest rates, which drives the funding costs of our trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in other income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE 8	TRADING-RELATED INCOME[1]			
Trading-related Income				2007 vs 2006
(millions of Canadian dollars)	**2007**	2006	2005	% change
Net interest income	**$ (55)**	$ (65)	$ 457	(15.4)
Trading income				
Trading securities and derivatives	**591**	797	147	(25.9)
Loans designated as trading under the fair value option	**(38)**	–	–	–
Total trading income	**$ 553**	$ 797	$ 147	(30.6)
Total trading-related income	**$ 498**	$ 732	$ 604	(32.0)
By product				
Interest rate and credit portfolios	**$ 239**	$ 362	$ 370	(34.0)
Foreign exchange portfolios	**312**	306	248	2.0
Equity and other portfolios	**(15)**	64	(14)	(123.4)
Loans designated as trading under the fair value option	**(38)**	–	–	–
Total trading-related income	**$ 498**	$ 732	$ 604	(32.0)

[1] Trading-related income includes trading income arising from securities, derivatives and loans designated as trading under the fair value option, as well as net interest income derived from trading instruments.

FINANCIAL RESULTS OVERVIEW

Expenses

AT A GLANCE OVERVIEW

- **Non-interest expenses increased by $160 million, or 2%, from 2006.**
- **Reported efficiency ratio was 62.8%.**
- **Adjusted efficiency ratio was 59.6%, a 260 bps improvement from the prior year.**

NON-INTEREST EXPENSES

Non-interest expenses for 2007 were $8,975 million, compared with $8,815 million in 2006, up $160 million. The increase in expenses was driven by growth in most business segments. Canadian Personal and Commercial Banking segment expenses increased by $170 million, largely due to higher personnel and benefit costs, primarily due to branch openings and higher employee compensation costs. US Personal and Commercial Banking expenses increased by 12%, primarily due to the full year impact of Hudson and the Interchange acquisition in 2007. Partially offsetting these increases were decreases in non-interest expenses in Wealth Management and Wholesale Banking. Wealth Management expenses declined by $24 million, largely due to the full year impact of the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by increased volume-related payments to sellers of the Bank's mutual funds and higher sales force compensation in advice-based businesses. The decrease in expenses in the Wholesale Banking business was mainly due to lower expenses related to the exit of certain structured product businesses.

EFFICIENCY RATIO

Efficiency ratio measures operating efficiency. The ratio is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The Bank's overall reported efficiency ratio weakened due to the impact of the dilution gain from the sale of TD Waterhouse U.S.A. to Ameritrade in 2006. On an adjusted basis, efficiency ratio improved 260 basis points to 59.6% from 62.2% in 2006 as revenue growth continued to outpace expense growth. The Canadian Personal and Commercial Banking and Wholesale Banking businesses were the largest contributors to the improvement, driven by strong revenue growth and good expense management. The Wealth Management efficiency ratio also improved on strong revenue growth and was positively impacted by the sale of TD Waterhouse U.S.A. to Ameritrade.

NON-INTEREST EXPENSES
(millions of Canadian dollars)


$10,000
8,000
6,000
4,000
2,000
0
05
06
07

EFFICIENCY RATIO
(percent)


100%
80
60
40
20
0
05
06
07

TABLE 9 NON-INTEREST EXPENSES AND EFFICIENCY RATIO

(millions of Canadian dollars)				2007 vs 2006
	2007	2006	2005	% change
Salaries and employee benefits				
Salaries	**$ 2,737**	$2,700	$ 2,544	1.4%
Incentive compensation	**1,286**	1,207	1,139	6.5
Pension and other employee benefits	**583**	578	535	0.9
Total salaries and employee benefits	**4,606**	4,485	4,218	2.7
Occupancy				
Rent	**390**	371	373	5.1
Depreciation	**163**	160	147	1.9
Property tax	**21**	21	17	-
Other	**162**	149	139	8.7
Total occupancy	**736**	701	676	5.0
Equipment				
Rent	**192**	200	192	(4.0)
Depreciation	**199**	183	175	8.7
Other	**223**	216	242	3.2
Total equipment	**614**	599	609	2.5
Amortization of intangible assets	**499**	505	546	(1.2)
Restructuring costs	**67**	50	43	34.0
Marketing and business development	**445**	470	469	(5.3)
Brokerage-related fees	**233**	222	263	5.0
Professional and advisory services	**488**	540	519	(9.6)
Communications	**193**	201	205	(4.0)
Other				
Capital and business taxes	**196**	205	167	(4.4)
Postage	**122**	121	108	0.8
Travel and relocation	**84**	87	78	(3.4)
Other	**692**	629	943	10.0
Total other	**1,094**	1,042	1,296	5.0
Total expenses	**$ 8,975**	$8,815	$ 8,844	1.8%
Efficiency ratio – reported	**62.8%**	59.8%	74.0%	300bps
Efficiency ratio – adjusted	**59.6**	62.4	65.2	(280)

FINANCIAL RESULTS OVERVIEW

Taxes

Reported total income and other taxes decreased by $26 million, or 1.7%, from 2006. Income tax expense, on a reported basis, was down $21 million, or 2.4%, from 2006. Other taxes were down $5 million, or 1.7%, from 2006. Adjusted total income and other taxes were down $112 million, or 6.3%, from 2006. Current income tax expense, on an adjusted basis, was down $107 million, or 9.7%, from 2006.

The Bank's effective income tax rate, on a reported basis, was 18.3% for 2007, compared with 15.8% in 2006. The increase was largely due to the net dilution gain on Ameritrade transaction in 2006, which had limited associated tax expense. Partially offsetting this item was a higher impact on the tax rate from non-taxable income received and international operations as compared with 2006. On an adjusted basis, the effective income tax rate was 20.1% for 2007, compared with 24.4% in 2006.

Prior to the sale of TD Waterhouse U.S.A. to Ameritrade to create TD Ameritrade, the financial statements reported the pre-tax and after-tax results of TD Waterhouse U.S.A. separately. TD reports its investments in TD Ameritrade using the equity method of accounting; tax expense of $173 million for the year is not part of the tax rate reconciliation.

TABLE 10 TAXES

(millions of Canadian dollars)	**2007**		2006		2005	
Income taxes at Canadian statutory income tax rate	**$ 1,627**	**34.9 %**	$ 1,934	35.0 %	$ 1,072	35.0 %
Increase (decrease) resulting from:						
Dividends received	**(423)**	**(9.1)%**	(234)	(4.2)%	(232)	(7.6)%
Rate differentials on international operations	**(336)**	**(7.2)%**	(248)	(4.5)%	(215)	(7.0)%
Items related to dilution gains and losses	**-**	**– %**	(582)	(10.5)%	163	5.3 %
Other	**(15)**	**(0.3)%**	4	– %	(89)	(2.9)%
Provision for income taxes and effective income tax rate – reported	**$ 853**	**18.3 %**	$ 874	15.8 %	$ 699	22.8 %

TABLE 11	RECONCILIATION OF NON-GAAP PROVISIONS FOR INCOME TAXES		
(millions of Canadian dollars)	**2007**	2006	2005
Provision for income taxes – reported	**$ 853**	$ 874	$ 699
Increase (decrease) resulting from items of note:			
Amortization of intangibles	**184**	205	192
Gain relating to restructuring of Visa	**(28)**	–	–
TD Banknorth restructuring, privatization and merger related charges	**28**	–	–
Dilution gain on Ameritrade transaction, net of costs	**–**	34	–
Balance sheet restructuring charge in TD Banknorth	**–**	18	–
Wholesale Banking restructuring charge	**–**	15	14
Change in fair value of credit default swaps hedging the corporate loan book	**(16)**	(4)	(10)
Tax charges related to reorganizations	**–**	–	(163)
Other tax items	**–**	(24)	98
Loss on structured derivative portfolio	**–**	–	53
Litigation charge	**–**	–	130
Non-core portfolio loan loss recoveries (sectoral related)	**–**	–	(102)
General allowance release	**(21)**	(21)	(12)
Initial set up of specific allowance for credit card and overdraft loans	**–**	10	–
Tax effect – items of note	**147**	233	200
Provision for income taxes – adjusted	**1,000**	1,107	899
Other taxes:			
Payroll	**218**	199	222
Capital and premium taxes	**191**	197	161
GST and provincial	**170**	184	178
Municipal and business	**89**	93	84
Total other taxes	**668**	673	645
Total taxes – adjusted	**$ 1,668**	$ 1,780	$ 1,544
Effective income tax rate – adjusted[1]	**20.1%**	24.4%	23.1%

[1] Adjusted effective income tax rate is adjusted provisions for income taxes before other taxes as a percentage of adjusted net income before taxes.

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2007 PERFORMANCE SUMMARY

Reported net income for the fourth quarter of 2007 was $1,094 million, compared with $762 million in the same quarter last year. Reported diluted earnings per share were $1.50 for the quarter, compared with $1.04 in the same quarter last year.

Adjusted net income for the quarter was $1,021 million, compared with $875 million in the same quarter last year. Adjusted diluted earnings per share were $1.40 for the quarter, compared with $1.20 in the fourth quarter of 2006. All business segments contributed to the increase in adjusted net income. Canadian Personal and Commercial Banking net income was $572 million, an increase of $71 million, or 14%, from the fourth quarter of 2006. Wealth Management and Wholesale Banking also made positive contributions with earnings growth of 31% and 8%, respectively. U.S. Personal and Commercial banking earnings increased $61 million in the fourth quarter, primarily as a result of higher ownership due to privatization of TD Banknorth.

Revenue increased by $232 million, or 7%, from the fourth quarter of 2006, due to gains in both net interest income and other income. Canadian Personal and Commercial Banking revenue increased by 11% on higher volumes in most products. Wealth Management revenue rose 15% due to increased assets under management and administration, and higher discount brokerage volumes. Wholesale Banking revenue increased by 7%, largely due to higher trading-related revenue. The Visa gain of $163 million before tax also increased other income.

On a reported basis, provision for credit losses decreased $31 million from the fourth quarter of 2006, largely due to a general allowance release of $60 million this quarter and the initial set up of specific allowance of $28 million for credit card and overdraft loans made in the fourth quarter of 2006. On an adjusted basis, provision for credit losses increased $57 million. Canadian Personal and Commercial Banking increased provisions for credit losses by $44 million, largely due to personal lending and credit card volumes. Provision for credit losses in the U.S. Personal and Commercial Banking segment increased as well due to an increase in net impaired loans related to a slowdown in the U.S. residential real estate construction market.

Expenses for the quarter increased $30 million from the fourth quarter of 2006. The increase was driven by a $46 million increase in non-interest expenses in Canadian Personal and Commercial Banking, primarily due to higher employee compensation costs and investments in new branches and higher Wealth Management expenses. These increases were offset by expense reductions in Wholesale Banking, U.S. Personal and Commercial banking, and the Corporate segment.

The Bank's effective tax rate was 13.1% for the quarter, compared with 18.7% in the same quarter last year. The decline was primarily due to higher non-taxable income in equity trading received during the quarter.

See the Bank's fourth quarter 2007 News Release, dated November 29, 2007, for an analysis of results by quarter by business segment.

TABLE 12 QUARTERLY RESULTS

(millions of Canadian dollars)	2007				2006			
	Quarter ended				Quarter ended			
	October 31	July 31	April 30	January 31	October 31	July 31	April 30	January 31
Net interest income	$ 1,808	$ 1,783	$ 1,662	$ 1,671	$ 1,714	$ 1,623	$ 1,427	$ 1,607
Other income	1,742	1,899	1,882	1,834	1,604	1,688	1,712	1,817
Total revenue	3,550	3,682	3,544	3,505	3,318	3,311	3,139	3,424
Provision for (reversal of) credit losses	(139)	(171)	(172)	(163)	(170)	(109)	(16)	(114)
Non-interest expenses	(2,241)	(2,216)	(2,297)	(2,221)	(2,211)	(2,170)	(2,124)	(2,310)
Dilution gain, net	–	–	–	–	–	–	(5)	1,564
Provision for income taxes	(153)	(248)	(234)	(218)	(175)	(235)	(244)	(220)
Non-controlling interests	(8)	(13)	(27)	(47)	(48)	(52)	(47)	(37)
Equity in net income of an associated company, net of income taxes	85	69	65	65	48	51	35	–
Net income – reported	1,094	1,103	879	921	762	796	738	2,307
Items of note affecting net income, net of income taxes:								
Amortization of intangibles	99	91	80	83	87	61	86	82
Gain relating to restructuring of Visa	(135)	–	–	–	–	–	–	–
Dilution (gain) loss on Ameritrade transaction, net of costs	–	–	–	–	–	–	5	(1,670)
Dilution loss on the acquisition of Hudson by TD Banknorth	–	–	–	–	–	–	–	72
Balance sheet restructuring charge in TD Banknorth	–	–	–	–	–	–	–	19
Wholesale Banking restructuring charge	–	–	–	–	–	–	–	35
TD Banknorth restructuring, privatization and merger-related charges	–	–	43	–	–	–	–	–
Change in fair value of credit default swaps hedging the corporate loan book	2	(30)	(7)	5	8	5	(10)	(10)
Other tax items	–	–	–	–	–	24	–	–
Initial set up of specific allowance for credit card and overdraft loans	–	–	–	–	18	–	–	–
General allowance release	(39)	–	–	–	–	–	(39)	–
Total adjustments for items of note, net of income taxes	(73)	61	116	88	113	90	42	(1,472)
Net income – adjusted	1,021	1,164	995	1,009	875	886	780	835
Preferred dividends	(5)	(2)	(7)	(6)	(5)	(6)	(6)	(5)
Net income available to common shareholders – adjusted	$ 1,016	$ 1,162	$ 988	$ 1,003	$ 870	$ 880	$ 774	$ 830
(Canadian dollars)								
Basic earnings per share								
– reported	$ 1.52	$ 1.53	$ 1.21	$ 1.27	$ 1.05	$ 1.10	$ 1.02	$ 3.23
– adjusted	1.42	1.61	1.37	1.40	1.21	1.22	1.10	1.16
Diluted earnings per share								
– reported	1.50	1.51	1.20	1.26	1.04	1.09	1.01	3.20
– adjusted	1.40	1.60	1.36	1.38	1.20	1.21	1.09	1.15
Return on common shareholders' equity	20.8%	21.0%	17.1%	18.2%	15.7%	16.8%	16.5%	55.4%
(billions of Canadian dollars)								
Average earning assets	$ 341	$ 329	$ 336	$ 337	$ 321	$ 314	$ 318	$ 308
Net interest margin as a percentage of average earning assets	2.10%	2.15%	2.03%	1.97%	2.12%	2.05%	1.84%	2.07%

Business Focus

For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking.

Canadian Personal and Commercial Banking comprises the Bank's personal and business banking businesses in Canada, as well as the automotive purchasing and consumer installments loan services and the Bank's global insurance operations (excluding the U.S.). Operating in Canada under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11 million personal and small business customers. As a leading customer services provider, TD Canada Trust offers anywhere, anytime banking solutions through telephone and internet banking, more than 2,500 automated banking machines and a network of 1,070 branches located across Canada. TD Commercial Banking serves the needs of medium-sized Canadian businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade and day-to-day banking needs. Under the TD Insurance and TD Meloche Monnex brands, the Bank offers in Canada a broad range of insurance products, including home and automobile coverage, life and health insurance, as well as credit protection coverage on TD Canada Trust lending products.

Wealth Management provides a wide array of investment products and services through different brands to a large and diverse retail and institutional global client base. Wealth Management is one of the largest in Canada, based on market share of assets, and comprises a number of advisory, distribution and asset management businesses, including TD Waterhouse, TD Mutual Funds and TD Asset Management Inc. (TDAM). Through Wealth Management's discount brokerage channels, it serves customers in Canada, the U.S. and the United Kingdom. Wealth Management's U.S. clients are served through TD Ameritrade, which provides a full spectrum of services, including a leading active trader program and long-term investor solutions. In Canada, discount brokerage, financial planning and private client services cater to the needs of different retail customer segments through all stages of their investing life cycle. Discount Brokerage has industry leadership in both price and service. At the end of the year, Wealth Management had assets under administration of $185 billion and assets under management of $160 billion.

U.S. Personal and Commercial Banking comprises the Bank's personal and commercial banking operations in the U.S. Operating under the TD Banknorth name, this business provides financial services to more than 1.5 million households in the Northeastern and mid-Atlantic regions of the U.S. Headquartered in Portland, Maine, the business comprises commercial banking, insurance agency, wealth management, mortgage banking and other financial services. TD Banknorth distributes products and services through a network of 617 branches and 761 automated banking machines. The Bank's U.S. Personal and Commercial banking operations are anticipated to expand upon completion of the proposed acquisition of Commerce in 2008. This acquisition is expected to add approximately US$49 billion of tangible assets and US$46 billion of deposits in the mid-Atlantic region area and Florida.

Wholesale Banking serves a diverse base of corporate, government and institutional clients in key financial markets around the world. Under the TD Securities brand, Wholesale Banking provides a wide range of capital markets and investment banking products and services that include: underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and executing daily trading and investment needs.

The Bank's other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenue and expenses.

Results of each business segment reflect revenue, expenses, assets and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments, the Bank notes that the measure is adjusted. Amortization of intangibles expense is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments, including those items which management does not consider within the control of the business segments. For further details see the "How the Bank Reports" section. For information concerning the Bank's measures of economic profit and return on invested capital, which are non-GAAP measures, see page 16. Segmented information also appears in Note 27 to the Bank's Consolidated Financial Statements.

Net interest income within Wholesale Banking is disclosed on a taxable equivalent basis (TEB), which means the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in the Wholesale Banking segment is eliminated in the Corporate segment. The TEB adjustment for the year was $664 million, compared with $343 million last year.

As noted in Note 4 to the 2007 Consolidated Financial Statements, the Bank securitizes retail loans and receivables held by Canadian Personal and Commercial Banking in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the provision for credit losses related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale which is in compliance with appropriate accounting standards together with income earned on the retained interests net of credit losses incurred are included in other income.

The "Economic Summary and Outlook," as well as the "Economic Outlook" and "Business Outlook and Focus for 2008" sections for each segment, provided on the following pages, are based on the Bank's views and the actual outcome may be materially different. For more information, see the "Caution regarding forward-looking statements" on page 13 and the "Risk Factors That May Affect Future Results" section.

NET INCOME BY BUSINESS SEGMENT
(as a percent of total net income[1])



70%
60
50
40
30
20
10
0
05 06 07
05 06 07
05 06 07
05 06 07
● Canadian Personal and Commercial Banking
● Wealth Management
● U.S. Personal and Commercial Banking
● Wholesale Banking

[1] On an adjusted basis and excluding the Corporate segment.

TABLE 13 RESULTS BY SEGMENT

(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking[1]		Wholesale Banking[2]		Corporate[2]		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Net interest income (loss)[3]	$5,401	$4,879	$318	$377	$1,365	$1,290	$875	$479	$(1,035)	$(654)	$6,924	$6,371
Other income	2,848	2,573	1,995	1,883	583	490	1,619	1,792	312	83	7,357	6,821
Total revenue	8,249	7,452	2,313	2,260	1,948	1,780	2,494	2,271	(723)	(571)	14,281	13,192
Provision for (reversal of) credit losses[3]	608	413	–	–	120	40	48	68	(131)	(112)	645	409
Non-interest expenses	4,256	4,086	1,551	1,575	1,221	1,087	1,261	1,312	686	755	8,975	8,815
Dilution gain, net	–	–	–	–	–	–	–	–	–	1,559	–	1,559
Income before provision for income taxes	3,385	2,953	762	685	607	653	1,185	891	(1,278)	345	4,661	5,527
Provision for (benefit of) income taxes	1,132	987	261	242	196	222	361	262	(1,097)	(839)	853	874
Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	91	195	–	–	4	(11)	95	184
Equity in net income of an associated company, net of income taxes	–	–	261	147	–	–	–	–	23	(13)	284	134
Net income – reported	2,253	1,966	762	590	320	236	824	629	(162)	1,182	3,997	4,603
Items of note affecting net income, net of income taxes:												
Amortization of intangibles	–	–	–	–	–	–	–	–	353	316	353	316
Gain relating to restructuring of Visa	–	–	–	–	–	–	–	–	(135)	–	(135)	–
Dilution gain on Ameritrade transaction, net of costs	–	–	–	–	–	–	–	–	–	(1,665)	–	(1,665)
Dilution loss on the acquisition of Hudson by TD Banknorth	–	–	–	–	–	–	–	–	–	72	–	72
Wholesale Banking restructuring charge	–	–	–	–	–	–	–	35	–	–	–	35
Balance sheet restructuring charge in TD Banknorth	–	–	–	–	–	19	–	–	–	–	–	19
TD Banknorth restructuring, privatization and merger-related charges	–	–	–	–	39	–	–	–	4	–	43	–
Change in fair value of credit default swaps hedging the corporate loan book	–	–	–	–	–	–	–	–	(30)	(7)	(30)	(7)
Other tax items	–	–	–	–	–	–	–	–	–	24	–	24
Initial set up of specific allowance for credit card and overdraft loans	–	–	–	–	–	–	–	–	–	18	–	18
General allowance release	–	–	–	–	–	–	–	–	(39)	(39)	(39)	(39)
Items of note, net of income taxes	–	–	–	–	39	19	–	35	153	(1,281)	192	(1,227)
Net income – adjusted	$2,253	$1,966	$762	$590	$359	$255	$824	$664	$(9)	$(99)	$4,189	$3,376
(billions of Canadian dollars)												
Average invested capital	$8.3	$7.8	$3.8	$3.0	$7.9	$5.5	$2.8	$2.4	$1.6	$2.8	$24.4	$21.5
Risk-weighted assets	$68	$65	$5	$5	$31	$32	$44	$34	$5	$6	$153	$142

[1] Commencing May 1, 2007, the results of TD Bank U.S.A. Inc. (previously reported in the Corporate segment for the period from the second quarter 2006 to the second quarter 2007 and in the Wealth Management segment prior to the second quarter of 2006) are included in the U.S. Personal and Commercial Banking segment prospectively. Prior periods have not been restated as the impact is not material.

[2] The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.

[3] The operating segment results are presented excluding the impact of asset securitization programs, which are reclassified in the Corporate segment.

ECONOMIC SUMMARY AND OUTLOOK

The Canadian economy faced a more challenging environment in 2007, but still managed to come through with an outstanding performance. The export sector was severely impacted by a rising Canadian dollar and slowing U.S. demand. By extension, job losses continued to increase in the manufacturing sector. However, the domestic sectors in the economy performed very well, more than offsetting weakness emanating from the external sector. The biggest contributor to the Canadian economy was consumer spending, which was supported by 30-year low unemployment rates, strong gains in wages and gains in home equity due to further price appreciation. On the corporate side, profits as a share of the national economy were near record highs, while the high Canadian dollar provided a boost to imports of machinery and equipment midway through the year. Overall economic growth is likely to average about 2.6% in the year, which is just below the long-term trend rate.

Although credit conditions tightened around the world over the summer, as financial markets became increasingly skittish over asset-backed commercial paper (ABCP) and related products, the financial turmoil occurred at a time when the Canadian economy was healthy enough to withstand the shock. In fact, the domestic economy was so strong that the Bank of Canada raised interest rates by a quarter point in early July. Had it not been for the turmoil that emerged in financial markets soon after, the central bank would likely have followed up with one or two more quarter-point rate hikes. Rather than the Bank of Canada taking explicit action to tighten monetary conditions by raising the bank rate, tighter conditions in the credit markets and the rise in the Canadian dollar had the similar effect.

The same cannot be said for the U.S. economy, which was already suffering from a backsliding housing market. Economic and financial conditions became increasingly less supportive to banking over the course of the year, as a rapidly deteriorating housing market remained the catalyst to a sub-par economic performance of only 2% in fiscal 2007. Tighter credit conditions due to financial turmoil threatened to further undermine economic activity. Although the Federal Reserve cut interest rates in response, it will not be sufficient to revive the housing market which remains plagued by high inventory levels, suggesting another year of weakness remains in store.

Canadian economic growth is expected to slow down to 2.3% in 2008, with the U.S. economy turning in a similar performance. The economic drivers behind each country, however, are expected to be mirror opposites. The external sector poses the biggest downside risk to the Canadian economic outlook. The high Canadian dollar and weak U.S. demand will continue to undermine exports, acting as the principal drag to economic growth in the upcoming fiscal year of the Bank. The economic offsets will come from the domestic sectors, where consumers are expected to benefit from continued solid wage growth and home price appreciation in the majority of markets. Unlike the U.S., housing markets in Canada were built on sounder foundations, reflected by the fact that subprime mortgages in Canada make up about 3% of total outstanding mortgages and 5% of all new mortgages issued in 2006. In the U.S. the equivalent are estimated to be 15% and 25%. In addition, the high Canadian dollar should give business investment a lift considering that the vast majority of machinery and equipment is imported and the cost of that capital is discounted under a high Canadian dollar.

The U.S. experience will be the opposite of Canada's. Much of the weakness will likely continue to emanate from domestic sectors – predominantly residential construction and consumer spending. The unwinding of housing wealth effects in combination with almost no home price appreciation is expected to dampen consumer spending. However, given that the U.S. economy experienced significant job restructuring at the start of the decade, we do not anticipate a repeat performance in the current economic slowdown. As a result, consumer spending is expected to slow, but not decline, as wage growth will likely continue to outpace inflation. Unlike Canada, the export sector in the U.S. is expected to remain a key area of strength. The depreciation of the U.S. dollar against its major trading partners should continue to boost export growth.

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking comprises the Bank's personal and business banking businesses in Canada, as well as the Bank's global insurance operations (excluding the U.S.). Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11 million personal and small business customers.

$2,253
(millions of Canadian dollars)
NET INCOME


$2,500
2,000
1,500
1,000
500
0
05
06
07

51.6%
(percent)
EFFICIENCY RATIO


60%
50
40
30
20
10
0
05
06
07



Revenue

(millions of Canadian dollars)	2007	2006[2]	2005
● Personal deposits	**$2,353**	$2,219	$2,000
● Consumer lending	**1,714**	1,459	1,262
● Business banking	**1,654**	1,541	1,441
● Real estate secured lending	**1,260**	1,109	912
○ Insurance, net of claims	**1,013**	911	835
● Other[1]	**255**	213	253
Total	**$8,249**	$7,452	$6,703

[1] Other revenue includes internal commissions on sales of mutual funds and other Wealth Management products, fees for foreign exchange, safety deposit box rentals and other branch services.

[2] Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

BUSINESS HIGHLIGHTS

- **Achieved revenue growth of 11%, on broad-based volume growth and higher fee revenue.**
- **Ongoing investment in customer-facing areas that include furthering customer service, our leading position in branch hours and continuing to lead the industry in new branch openings.**
- **Maintained #1 market share position in personal deposits and personal loans (including cards). Gained market share in Business Banking and Insurance.**
- **Achieved external recognition once again as an industry leader in customer service excellence with distinctions that included the following:**
  - **Rated #1 for "Overall quality of customer service" among Canada's five major banks by an independent market research firm Synovate[1] for the third year in a row (2005, 2006 and 2007).**
  - **Ranked highest in overall customer satisfaction among the big-five Canadian banks for the second consecutive year (2006 and 2007) by J.D. Power and Associates[2].**
  - **Named "Best Consumer Internet Bank in Canada" for the fourth year by Global Finance, an international financial magazine[3].**

CHALLENGES IN 2007

- **Volatility in credit markets that began in the fourth quarter impacted margins on the prime-based products.**
- **Heightened competition continued from the major Canadian banks and other competitors in residential mortgages, high-yield savings accounts and term deposits.**
- **Credit losses as a result of changes in credit granting criteria and robust credit card growth over the past two years.**

INDUSTRY PROFILE

The personal and business banking environment in Canada is very competitive among the major banks with some strong regional players. The competition makes it difficult to sustain market share gains and distinctive competitive advantages over the long term. Customers expect more convenient and cost effective banking solutions. Continued success is contingent upon outstanding customer service and convenience, disciplined risk management practices and expense management. The Canadian property and casualty insurance industry features a relatively large number of participants each with limited market share. The past two years have seen claim costs as a percentage of premiums start to trend upward from cyclical lows back toward historical norms. The life and health insurance industry in Canada and the reinsurance market internationally are more consolidated featuring a few large players.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Personal and Commercial Banking has remained consistent year over year:

- Be known for a superior customer experience.
- Be recognized as a great place to work.
- Close the gap in underrepresented businesses.
- Sustain a gap between revenue and expense growth.
- Deliver top tier performance through double-digit earnings growth over time.

REVIEW OF FINANCIAL PERFORMANCE

Canadian Personal and Commercial Banking reported record earnings in 2007. Net income of $2,253 million for the year increased by $287 million, or 15%, from the prior year. Return on invested capital increased from 25.2% last year to 27.1% in 2007 as earnings growth exceeded the approximate 7% growth in average invested capital.

Revenue grew by $797 million, or 11%, over last year, mainly due to account growth and fee initiatives, along with higher insurance revenue and net interest income. The main contributor to organic revenue growth was strong broad-based volume growth particularly in real estate secured lending. Higher transaction-based fees, higher insurance revenue, overall deposit and credit card account growth, and competitive repricing initiatives also contributed significantly to revenue growth.

As compared with last year, real estate secured lending average volume (including securitizations) grew by $13 billion, or 11%, credit card lending volume grew by $1 billion, or 21%, and personal deposit volume grew $5 billion or 5%. Business deposits grew by $3 billion, or 9%, and originated gross insurance premiums grew by $169 million or 7%. Personal loans grew by $1 billion, or 6%, and business loans and acceptances grew by $2 billion or 9%.

Margin on average earning assets was 3.05%, compared to 3.04% last year. Margins were moderated somewhat by the market volatility in the credit markets that began in August this year, notably the margins on prime-based lending products and escalating competition for deposit accounts.

Provision for credit losses (PCL) increased by $195 million, or 47%, compared with last year. Personal PCL of $582 million was $190 million higher than last year, mainly due to robust credit card volume growth over the past two years, higher loss rates on credit cards and the full-year impact of VFC Inc. (VFC), a leading provider of automotive purchase financing and consumer installment loans acquired on May 15, 2006. Commercial and small business PCL was $26 million for the year, up $5 million, compared with the prior year, mainly due to lower business loan loss recoveries and reversals. PCL as a percentage of overall lending volume was at 0.34%, increasing 9 bps from last year.

[1] The Synovate award was based on feedback from 17,500 banking customers regionally and demographically representative across the country between July and mid-August, 2007. Known as the Customer Service Index, the survey has been conducted by Synovate annually since 1987.

[2] 2007 result represented responses from 11,325 Canadian retail banking customers, fielded in February and July 2007 by J.D. Power and Associates, a global marketing information services firm. TD Canada Trust scored particularly high in five factors: transaction experiences, account setup and product offerings, facility, account statements, and problem resolution.

[3] TD Canada Trust's EasyWeb was chosen based on a number of criteria including: strength of strategy for attracting and servicing online customers; success in number of online customers; breadth of product offerings; evidence of tangible benefits gained from Internet initiatives; and web site design and functionality.

Expenses increased by $170 million, or 4%, compared with last year. Higher employee compensation expense, investments in new branches, preparation for longer branch hours starting November 1, 2007 and the full-year impact of VFC contributed to the increase in expenses. Average staffing levels increased by 974 full-time equivalent staff (FTEs) from last year, mainly as a result of the new branch openings and an expanded sales force. The efficiency ratio for the year was 51.6%, a 320 bps improvement over last year.

TABLE 14 CANADIAN PERSONAL AND COMMERCIAL BANKING

(millions of Canadian dollars)	**2007**	2006	2005
Net interest income[1]	**$ 5,401**	$ 4,879	$ 4,342
Other income	**2,848**	2,573	2,361
Provision for credit losses[1]	**608**	413	373
Non-interest expenses	**4,256**	4,086	3,773
Income before provision for income taxes	**3,385**	2,953	2,557
Provision for income taxes	**1,132**	987	855
Net income – reported	**2,253**	1,966	1,702
Item of note, net of income taxes	**–**	–	–
Net income – adjusted	**$ 2,253**	$ 1,966	$ 1,702
Selected volumes and ratios			
Average loans and acceptances (billions of Canadian dollars)	**$ 133**	$ 128	$ 117
Average deposits (billions of Canadian dollars)	**$ 141**	$ 132	$ 124
Return on invested capital	**27.1%**	25.2%	23.1%
Efficiency ratio	**51.6%**	54.8%	56.3%
Margin on average earning assets[1]	**3.05%**	3.04%	2.96%

[1] Including securitized assets.

KEY PRODUCT GROUPS

Personal Banking

- Personal Deposits – As the personal deposit landscape became increasingly competitive, the Bank continued to maintain its leadership position in personal deposits market share, supported by continued growth in both chequing and savings volumes. Term deposits continued to hold market share leadership despite strong competitive offers. The continued focus on active chequing accounts resulted in 4% annual growth in non-term deposits.
- Consumer Lending – Personal loan and credit card balances grew compared with 2006, resulting from strong consumer spending and continued management focus on the credit card and personal lending business. The Bank launched two new *Visa** cards during the year.
- Real Estate Secured Lending – The Canadian housing market remained stable in 2007 on housing starts and home price increases, driving year-over-year volume growth, on par with the industry average. Customer retention remained very strong.

Business Banking

- Small Business Banking & Merchant Services – Customer base grew by 4% in 2007, benefiting from a continued customer focus. This included an increase in small business advisors in retail branches from 270 to 292. Additionally, 140 rural account managers serve the banking needs of agri-businesses through the retail branch network in rural communities. Merchant services offers point-of-sale settlement solutions for debit and credit card transactions, supporting over 100,000 business locations across Canada. In 2007, TD Canada Trust completed Canada's first interact debit card transaction at the point-of-sale terminal using chip technology. Merchants will begin to accept the new chip-enabled debit and credit cards when fully launched in 2008.
- Commercial Banking – The continuation of a favourable credit environment and continued investment in customer-facing resources resulted in strong loan volumes growth and number of borrowers. Strong commercial deposit growth continued as well, although year-over-year growth dropped just below the double digit growth seen in 2006. While loan losses marginally increased over 2006, the recent trend of favourable loan losses continued in 2007 with losses remaining well below historic levels.

Insurance

- TD Meloche Monnex aims to be the benchmark in the personal automobile and home insurance industry in Canada. Premiums grew 4% over 2006, retaining our #1 direct writer and #3 personal lines market share positions. The loss ratio increased from 69.3% in 2006 to 70.6% in 2007 on continued sound underwriting practices and higher claims frequency.
- TD Life Group is the leading provider of critical illness insurance in Canada with over 500,000 customers covered.

ECONOMIC OUTLOOK

- Economic conditions should remain favourable to personal and commercial banking, but loan and deposit growth is likely to soften.
- Personal deposits growth is expected to slow in line with after-tax income growth, but both will remain at healthy levels.
- Core deposits are likely to outperform term deposits, reflecting some moderation in after-tax income growth and the impact of slower consumer spending.
- A cooling in Canadian housing markets will likely temper mortgage growth. Nevertheless, the pace of increase should remain solid and home equity loans will likely outperform traditional mortgages.
- Consumer spending is expected to slow, particularly on big-ticket items. This is expected to dampen growth in personal loans.
- Commercial deposit growth will likely be dampened by slower profits growth, but should still rise at a respectable rate. Core deposits are expected to rise slightly more than term deposits.
- Business investment is expected to remain strong, maintaining demand for commercial loans. The expiration of the Federal government's accelerated capital cost allowance at the end of 2008 may prompt higher investment activity in 2008, with some consequent moderation in 2009.
- Personal and commercial banking conditions are likely to prove strongest in western Canada.

BUSINESS OUTLOOK AND FOCUS FOR 2008

Following three very strong years of growth, the outlook for revenue growth is expected to moderate in 2008 as volume growth slows in the credit cards business and margins continue to be vulnerable to volatility in the credit markets. Volume growth is susceptible to a U.S.-led economic downturn. Revenue growth will benefit from the increased leadership position in branch hours and new branch and marketing investments, as well as improved customer cross-sell and productivity improvements. PCL rates as a function of loan volumes are expected to reflect evolving conditions in the Canadian economy. Expense growth will be slightly higher relative to last year due to investments in new branches, longer hours and systems and infrastructure to maintain momentum in revenue growth. Our priorities for 2008 are as follows:

- **Expand on our industry-leading customer service convenience through continued investments in longer branch hours, new branches, employee training and development programs, and new sales and underwriting tools.**
- **Engage our strong employee base through a caring performance-based culture.**
- **Focus and entrench community spirit and involvement at all levels within the organization.**
- **Continue to develop relationships with more Canadians and deepen relationships with our existing customers, and grow underrepresented businesses.**

Wealth Management

Wealth Management provides a wide array of investment products and services through a variety of brands to a large and diverse retail and institutional global client base.

$160

(billions of Canadian dollars)

ASSETS UNDER MANAGEMENT[1]



$175
150
125
100
75
50
25
0
05
06
07

$185

(billions of Canadian dollars)

ASSETS UNDER ADMINISTRATION[2]



$350
300
250
200
150
100
50
0
05
06
07

$762

(millions of Canadian dollars)

NET INCOME



$800
600
400
200
0
05
06
07



Revenue[3]

(millions of Canadian dollars)	2007	2006	2005
○ Discount brokerage	$ 740	$ 704	$ 631
● Asset management	797	655	545
● Advice-based	776	650	581
● Total Canadian Wealth	2,313	2,009	1,757
● TD Waterhouse U.S.A.	-	251	989
Total	**$2,313**	$2,260	$2,746

[1] Assets under management: Assets owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank's Consolidated Balance Sheet.

[2] Assets under administration: Assets owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made their own investment selection). These assets are not reported on the Bank's Consolidated Balance Sheet. The decline in assets under administration in 2006 was mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade.

[3] Certain revenue lines are presented net of internal transfers.

BUSINESS HIGHLIGHTS

- **Wealth Management assets under administration increased by $24 billion, or 15%, from 2006, primarily due to net new client assets and market growth. Assets under management grew $9 billion, or 6%, over the prior year, mainly due to a combination of net new sales and market appreciation.**
- **Record net income of $762 million was 29% ahead of 2006, due to growth in all business lines.**
- **TD Ameritrade contributed earnings of $261 million for the year, compared with the combined TD Ameritrade and TD Waterhouse U.S.A. earnings contribution of $180 million for the previous year. Total client assets of US$302.7 billion increased by 16%.**
- **TD Ameritrade successfully completed the integration of former TD Waterhouse U.S.A. and Ameritrade clients, and completed the acquisition of Fiserv Inc.'s independent Registered Investment Advisor (RIA) business.**
- **The Canadian Wealth Management business increased its client-facing advisors by 139, exceeding its target of 130.**
- **TD Mutual Funds remained in the fourth position in industry ranking for the second year in a row and has been ranked number two in net sales in long-term mutual funds for five years in a row with $3.4 billion in long-term net fund sales in 2007.**
- **TD Asset Management (TDAM) is Canada's second largest asset manager with leading market positions in active, quantitative and passive portfolio management, providing investment solutions to retail, high net worth and institutional clients.**

CHALLENGES IN 2007

- **The strategic decision to lower our prices in discount brokerage negatively impacted commission revenue. Increased trading volumes, improved spreads and growth in margin and deposit balances, more than offset the price declines.**
- **Volatility in capital markets due to credit issues in the U.S. impacted revenue in the latter part of 2007.**

INDUSTRY PROFILE

The wealth management industry in North America is large, diverse and very competitive. Profitability is dependent on price competition, the ability to attract and retain client assets and market stability. Increasing operating leverage and scale continues to be a priority to drive earnings. Cost management is a critical success factor in the industry and consolidation within the asset management business continues. Key events in 2007 were:

- The industry benefited from strong growth in long-term mutual fund sales and strong growth in assets in distribution channels. The large Canadian banks continue to compete actively in the mutual fund industry by leveraging their distribution networks.
- In Canada, TD Waterhouse's strategic leadership in reducing prices in its discount brokerage operation has changed the competitive landscape, as many bank-owned discount businesses have matched our prices.
- Capital markets in Canada and U.S. were both buoyant and volatile during the year, creating short-term uncertainty for investors.

OVERALL BUSINESS STRATEGY

The strategy for Wealth Management has remained consistent for the last four years and is summarized as follows:

- Develop an integrated asset-gathering, client-focused organization.
- Deliver top-tier performance through consistent double-digit earnings growth.
- Leverage the wealth brands of TD Waterhouse and TD Mutual Funds as a premier, trusted advisor.
- Develop a top tier continuum of products, services and solutions designed to meet the needs of each client segment.
- Leverage technology to enhance the systems architecture supporting the customer experience and to increase operational efficiency.
- Leverage the strong client referral relationship with Canadian Personal and Commercial Banking to ensure clients are serviced in the most appropriate distribution channel within Wealth Management.
- Grow asset-based revenue at TD Ameritrade.

REVIEW OF FINANCIAL PERFORMANCE

Wealth Management's net income for 2007 was $762 million, compared with $590 million in 2006, an increase of 29% which came from the higher contribution from TD Ameritrade and growth across the Wealth Management businesses. The return on invested capital for the year was 20.0%, compared with 19.5% in 2006.

Revenue increased by $53 million from 2006 to $2,313 million, mainly due to the stronger results in the Canadian Wealth businesses, partially offset by the impact of the sale of TD Waterhouse U.S.A. to Ameritrade. Revenue in the Canadian Wealth businesses grew by $304 million or 15% driven by higher transaction volumes in discount brokerage, higher net interest and fee-based income, strong mutual fund sales and strong growth in client assets. Commissions in the discount brokerage business were negatively impacted in 2007 by a decline in commission per trade as a result of price reductions in the active trader and affluent household segments, though this was substantially offset by increased trade volumes. Revenue was also positively impacted by a new fixed administration fee in TDAM for certain funds. Effective January 1, 2007, TDAM began absorbing the operating expenses of certain funds in return for a fixed administration fee. Previously, the operating costs were borne by the individual funds. This had the impact of increasing both revenue and expenses in the year.

Non-interest expenses were $1,551million in 2007, a decrease of $24 million from 2006, primarily due to the impact of the sale of TD Waterhouse U.S.A. to Ameritrade. This reduction was partially offset by higher volume-related payments to sellers of the Bank's mutual funds, higher sales force compensation in advice-based businesses and TDAM absorbing operating expenses. The efficiency ratio improved by approximately 260 bps to 67% over the last year.

TD Ameritrade's contribution to Wealth Management earnings was $261 million, compared with $180 million in 2006 from the combined earnings of TD Bank's investment in TD Ameritrade for eight months and TD Waterhouse U.S.A.'s net income three months. For its fiscal year ended September 30, 2007, TD Ameritrade delivered record net income of US$646 million as it generated 554,000 new accounts, representing an increase of 30% over 2006 and resulting in a 21% increase in revenue with asset-based revenue increasing by 30%. TD Ameritrade also successfully completed the integration of former TD Waterhouse U.S.A. and Ameritrade clients, thereby enabling the realization of the synergies and related expense savings of the combined entities.

Assets under management of $160 billion at October 31, 2007 increased $9 billion, or 6%, from October 31, 2006 due to market appreciation and the addition of net new client assets. The impact of market growth on assets under management was approximately 4%. Assets under administration totaled $185 billion at the end of the year, increasing $24 billion, or 15%, from October 31, 2006, mainly due to the addition of new assets in all businesses combined with market appreciation.

TABLE 15 **WEALTH MANAGEMENT**

(millions of Canadian dollars)	2007	2006	2005
Net interest income	**$ 318**	$ 377	$ 643
Other income	**1,995**	1,883	2,103
Non-interest expenses	**1,551**	1,575	2,083
Income before provision for income taxes	**762**	685	663
Provision for income taxes	**261**	242	231
Equity in net income of associated company, net of income taxes	**261**	147	–
Net income – reported	**762**	590	432
Items of note, net of income taxes	**–**	–	–
Net income – adjusted	**$ 762**	$ 590	$ 432
Selected volumes and ratios			
Assets under administration (billions of Canadian dollars)	**$ 185**	$ 161	$ 315
Assets under management (billions of Canadian dollars)	**$ 160**	$ 151	$ 130
Return on invested capital	**20.0%**	19.5%	16.4%
Efficiency ratio	**67.1%**	69.7%	75.9%

TABLE 16 **WEALTH MANAGEMENT CANADA AND THE U.S.**

(millions of Canadian dollars)	2007	2006	2005
Canadian Wealth	**$ 501**	$ 410	$ 324
TD Ameritrade / TD Waterhouse U.S.A.	**261**	180	108
Net income	**$ 762**	$ 590	$ 432

KEY PRODUCT GROUPS

TD Waterhouse Discount Brokerage

- A leader in self-directed investing, serving customers in Canada and the United Kingdom.
- Revenue increased by $36 million, compared with 2006, as higher transaction revenue from an increase in trading volumes, combined with higher net interest income from higher margin and client deposit balances, more than offset the impact of lower commissions per trade. The strategic decision to reduce our prices in the active trader and affluent client segments impacted our commission revenue, though it was largely offset by increased volumes.
- Canadian expenses increased by $14 million, primarily due to higher clearing and compensation costs as a result of increased trading activity and continued investment in technology to support the active trader strategy.

TD Asset Management

- TD Mutual Funds is the second largest bank-owned mutual fund family in Canada, based on market share of assets, with $56 billion in assets under management at October 31, 2007, an increase of 15% over 2006. TD Mutual Funds remained in the fourth position in industry ranking for the second year in a row. Revenue growth of 26% compared with 2006 was due to growth in assets and the new fixed administration fee in TDAM for certain funds. Expenses increased by $96 million, primarily due to the increase in trailer payments to sellers of the Bank's funds and TDAM absorbing operating expenses of certain funds in return for a fixed administration fee. For the fifth year in a row, TD Mutual Funds was second in net sales in long-term mutual funds.
- TD Investment Management is recognized as one of the largest money managers in the country. Services provided include investment management to pension funds, corporations, institutions, endowments and foundations, high net worth individuals and third-party distributors. Revenue increased by 7% compared with 2006, primarily due to higher net interest income and higher investment management fees.

Advice-based Businesses

- TD Waterhouse Private Client Group includes trust services, private banking and private investment counsel. Increases in customer assets were responsible for a 10%, increase in revenue year over year. Expenses increased $3 million, or 2%.
- TD Waterhouse Private Investment Advice provides full-service brokerage services to its retail customers throughout Canada. In 2007, growth in assets under administration resulted in a 17%, increase in revenue compared with 2006 primarily due to higher fee based revenue. Expenses grew 10%, over the prior year, reflecting increases in sales force compensation as a result of increases in commissionable revenue. Continued hiring of new and experienced investment advisors also contributed to the expense growth.

- TD Waterhouse Financial Planning continues to grow its client-facing advisors with a 14% increase in the number of planners and a 21% increase in assets under administration in 2007 compared with the prior year. As a result, revenue increased 36% in 2007, while expenses grew 20% as the investment in growing the number of financial planners continued.

TD Ameritrade

- Wealth Management includes the results of TD Ameritrade for all of 2007, compared with approximately eight months of 2006. TD Ameritrade completed the TD Waterhouse U.S.A. client integration while generating record net income for its quarter ended September 30, 2007 driven by strong trading volumes and growth in asset-driven revenue on record client assets.
- TD Ameritrade continues to focus on aggressively growing client assets and asset-based revenue taking advantage of the growth in the mass affluent long-term investor market.
- Information on TD Ameritrade's products and services is available in TD Ameritrade's SEC filings on EDGAR at www.sec.gov/edgar.

ECONOMIC OUTLOOK

- Demand for wealth management services is expected to remain solid in the coming fiscal year.
- During 2008, bond yields are expected to rise about 50 bps. Longer term interest rates are expected to remain relatively low and stable.
- Corporate profit growth is expected to slow in response to moderation in commodity price growth and slower economic growth. In addition, profits repatriated from abroad by Canadian multinational firms will likely be dampened by the high Canadian dollar relative to other major currencies. These trends point to mid-single digit gains in Canadian equities.
- Trading volumes may be impacted by economic uncertainty, but these worries should diminish over the course of the year. However, periodic bouts of volatility are likely.
- Continued healthy personal income growth should be supportive to investment inflows in the coming year. Economic uncertainly may encourage a temporary shift towards more defensive financial asset holdings.
- An aging population should continue to work in favour of financial planning and wealth management.

BUSINESS OUTLOOK AND FOCUS FOR 2008

The outlook and the key priorities for 2008 are:

- **Improve new client asset growth by increasing the number of client-facing advisors through competitive hiring and training programs for new and experienced advisors.**
- **Focus on diversifying revenue stream to more stable sources, such as fee-based products and net interest income, thereby placing less reliance on transactional volumes.**
- **Ensure that revenue growth exceeds expense growth through disciplined control of costs.**
- **Continue to grow our under-penetrated advice-based businesses by adding new advisors, assets and products.**
- **Maintain the momentum in mutual funds by increasing fund sales in our retail branch and external channels.**
- **Aggressively target the active trader client segment within discount brokerage, by capitalizing on our new technology platform and tailored pricing.**
- **TD Ameritrade is focused on maintaining its position as the leader in the active trader market and growing client assets and asset-based revenue.**

U.S. Personal and Commercial Banking

Operating under the TD Banknorth brand name, U.S. Personal and Commercial Banking offers a full range of banking services and products, including commercial, consumer, wealth management and insurance agency services.

$320

(millions of Canadian dollars)

NET INCOME


$400
300
200
100
0
05
06
07

62.7%

(percent)

EFFICIENCY RATIO


70%
60
50
40
30
20
10
0
05
06
07



Revenue

(millions of dollars)	Canadian dollars			U.S. dollars		
	2007	2006	2005[1]	**2007**	2006	2005[1]
● Community Banking	**$ 1,810**	$ 1,644	$ 921	**$ 1,631**	$ 1,443	$ 756
● Insurance	**62**	62	38	**56**	54	31
● Wealth Management	**76**	74	45	**68**	65	37
Total	**$ 1,948**	$ 1,780	$ 1,004	**$ 1,755**	$ 1,562	$ 824

[1] For the seven month period March 1, 2005 to September 30, 2005.



Assets[1]

(millions of dollars)	Canadian dollars			U.S. dollars		
	2007	2006	2005	**2007**	2006	2005
● Consumer loans	**$ 9,685**	$ 11,511	$ 10,616	**$ 9,736**	$ 10,299	$ 9,130
● Business and government loans	**16,739**	17,186	12,555	**16,827**	15,376	10,798
● Investment securities	**4,438**	5,070	5,263	**4,461**	4,536	4,527
○ Other assets	**3,139**	3,303	2,425	**3,155**	2,955	2,086
Total	**$ 34,001**	$ 37,070	$ 30,859	**$ 34,179**	$ 33,166	$ 26,541

[1] Excluding all goodwill and other intangibles.

BUSINESS HIGHLIGHTS

- **Closed the acquisition of Interchange on January 1, 2007 and converted Interchange's customers to TD Banknorth systems in February 2007.**
- **Privatization transaction completed in April 2007 where the Bank acquired 100% ownership interest in TD Banknorth.**
- **Introduced our Earn-Smart Money Market deposit product in February 2007, which grew to $2.8 billion.**
- **Replaced approximately $500 million of Trust Preferred Securities with lower cost REIT Preferred Stock.**
- **Continued our focus on organic revenue growth and controlling costs.**
- **Efficiency gains led to cost savings that will be reinvested in future growth initiatives.**
- **Announced the acquisition of Commerce, subject to approval from Commerce shareholders and U.S. and Canadian regulatory authorities.**

CHALLENGES IN 2007

- **Retaining/growing core deposits.**
- **Loan write-offs and impaired loans continued to increase from historically low levels in recent years.**
- **Margin compression related to increased short-term rates.**
- **Strengthening of the Canadian dollar against the U.S. dollar.**
- **Asset quality statistics deteriorated from historically low level, resulting in higher provisions for credit losses, but trends have stabilized.**

INDUSTRY PROFILE

The personal and commercial banking industry in the U.S. is very competitive in all areas of the business. TD Banknorth is subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies. TD Banknorth is one of the largest financial institutions located in the northeastern U.S., but the competition includes banks and other financial institutions with larger branch networks, a wider array of commercial banking services and substantially greater resources. Keys to profitability are attracting and retaining customer relationships over the long-term, effective risk management, rational product pricing, the use of technology to deliver products and services for customers anytime/anywhere, growing fee-based businesses and the effective control of operating expenses.

OVERALL BUSINESS STRATEGY

- Deliver superior customer service across all channels.
- Increase market recognition of the TD Banknorth brand.
- Focus on organic banking growth, particularly in core chequing accounts, commercial and small business loans, and fee-based product groups.
- Maintain strong asset quality and expense discipline.
- Continue the acquisition strategy throughout New England and other niche areas of the U.S. where it makes sense to do so.

REVIEW OF FINANCIAL PERFORMANCE

U.S. Personal and Commercial Banking reported net income and adjusted net income was $320 million and $359 million, respectively, for the current year compared with $236 million and $255 million, respectively, in the prior year. Adjusted net income in the current year excluded a $39 million after-tax charge, being the Bank's share of TD Banknorth's restructuring, privatization, and merger-related charges. Adjusted net income in the prior year excluded the Bank's $19 million share of a $52 million loss before tax ($34 million after tax) on the sale of $3 billion of investment securities as part of a balance sheet restructuring. The $104 million increase in adjusted net income related primarily to an increased ownership in TD Banknorth from the privatization transaction that was completed in April 2007, when the Bank acquired 100% ownership interest in TD Banknorth (the average ownership percentage increased from 56% in 2006 to 72% in 2007), as well as the full year effect of TD Banknorth's acquisition of Hudson in January 2006, and acquisition of Interchange in January 2007. In addition, the segment now includes the banking operations from TD Bank USA which provides banking services to customers of TD Ameritrade. Prior period results have not been restated to include the results from TD Bank USA as they were not significant. The annualized return on invested capital was 4.6%.

Revenue was $1,948 million, an increase of $168 million, or 9%, from 2006. The increase was due primarily to acquisitions of Interchange and Hudson, offset in part by margin compression and a stronger Canadian dollar. Margin on average earning assets decreased from 3.97% in 2006 to 3.93% in 2007, due primarily to competition for loans and deposits, a flat-yield curve and low-cost deposits comprising a smaller share of total deposits.

Provision for credit losses was $120 million in 2007 compared with $40 million in 2006. Although asset quality remains solid, impaired loans and loan write-offs increased during the year, due largely to a weakening in the U.S. residential real estate markets.

Expenses were $1,221 million, an increase of $134 million over 2006, due primarily to the added expenses of running the two acquired banks and $78 million of restructuring, privatization, and merger-related charges. The efficiency ratio for the year was 62.7%, compared with 61.1% in 2006. The higher efficiency ratio was primarily due to margin compression and higher restructuring, privatization and merger-related costs. The FTE staffing level was 7,985 at the end of 2007 compared with 8,835 at the end of 2006. Efficiency initiatives enabled us to reduce FTE while maintaining service levels.

KEY PRODUCT GROUPS

Community Banking

Community Banking offers a broad range of banking services and products to individuals, businesses and governments through branches, telephone banking and internet banking channels. Products and services include loans and loan-related services for commercial real estate, commercial businesses, residential real estate and consumers, as well as a full array of deposit products to individuals, businesses and governments including, chequing, savings, money-market, term investment, merchant services and cash management products designed to meet the needs of the customer.

TABLE 17 **U.S. PERSONAL AND COMMERCIAL BANKING**

(millions of dollars)	Canadian dollars			U.S. dollars		
	2007	2006	2005	**2007**	2006	2005
Net interest income	**$1,365**	$1,290	$705	**$1,230**	$1,132	$579
Other income	**583**	490	299	**525**	430	245
Provision for credit losses	**120**	40	4	**108**	35	3
Non-interest expenses	**1,221**	1,087	549	**1,100**	954	451
Income before provision for income taxes	**607**	653	451	**547**	573	370
Provision for income taxes	**196**	222	161	**177**	195	132
Non-controlling interests in subsidiaries	**91**	195	132	**82**	171	108
Net income – reported	**320**	236	158	**288**	207	130
Items of note, net of income taxes[1]	**39**	19	–	**35**	17	–
Net income – adjusted	**$ 359**	$ 255	$ 158	**$ 323**	$ 224	$ 130
Selected volumes and ratios						
Average loans and acceptances (billions of dollars)	**$ 29**	$ 27	$ 24	**$ 26**	$ 24	$ 20
Average deposits (billions of dollars)	**$ 31**	$ 30	$ 27	**$ 28**	$ 26	$ 22
Return on invested capital	**4.6%**	4.6%	5.4%			
Efficiency ratio – reported	**62.7%**	61.1%	54.7%			
Efficiency ratio – adjusted	**58.7%**	59.3%	54.7%			
Margin on average earning assets	**3.93%**	3.97%	4.11%			

[1] Items of note, net of income taxes include the following: 2006 – $19 million related to Balance Sheet restructuring charge. 2007 – $39 million related to TD Banknorth restructuring, privatization and merger-related charges.

Community Banking revenue, which comprises the majority of TD Banknorth's revenue, amounted to $1,810 million on average loans of $29 billion and average deposits of $31 billion. The acquisition of Interchange in 2007 and the full year impact of the acquisition of Hudson in 2006, net interest margin compression, increased chequing and banking fees, and higher provisions for credit losses were important factors in the performance compared with the prior year.

Wealth Management and Investment Advisory Services
Wealth Management delivers wealth advisory, investment management and investment advisory services to both individuals and businesses. Wealth Management revenue amounted to $77 million in 2007, compared with $73 million in 2006. Wealth Management had total assets under management (including both discretionary and custodial investments) of $17.0 billion at the end of 2007, compared with $17.3 billion at the end of 2006.

Insurance Agency
The Insurance Agency provides insurance products and services to individuals and businesses, including home owners, automobile, property and casualty, and employee benefits and is one of the leading insurance agencies in the northeastern U.S. Insurance Agency revenue, which are predominantly commissions earned on sales of insurance products, amounted to $62 million in both 2007 and 2006.

ECONOMIC OUTLOOK

- The U.S. economy is going through a mid-business cycle slowdown that is expected to extend through 2008, with northeastern economies participating in the moderation.
- The weakness will remain concentrated in housing and consumer spending, implying softness in mortgage and personal loans.
- Labour markets will remain tight enough to keep personal income growth rising at a faster pace than inflation, which should provide a floor to any weakness that materializes in personal deposit growth.
- Commercial deposit growth may be constrained by weaker economic conditions that will impinge on business revenue growth, although businesses that ship abroad may prove the exception, given increased competitiveness under a weakening U.S. dollar.
- The economy is expected to strengthen towards the end of 2008, which will provide more supportive banking conditions in 2009.

BUSINESS OUTLOOK AND FOCUS FOR 2008

We expect to build on our strengths of providing superior customer service and fast, local decision making. The outlook is for low single digit organic revenue growth in 2008. Net interest margins are expected to remain under pressure. Credit loss provisions are expected to begin to normalize from elevated 2007 levels. Fee income and operating expenses, each excluding acquisitions, are expected to grow modestly. The goal of U.S. Personal and Commercial Banking is to achieve consistent earnings growth over time. Key priorities for 2008 are:

- **Continue momentum in organic growth of Commercial Loans and Core Deposits, while keeping strong credit quality and competitive pricing.**
- **Continue to deliver customer service that is above and beyond customer expectations.**
- **Manage expenses to support positive operating leverage.**
- **Improve efficiency by streamlining key business processes.**
- **Build out our internal sales referral system to provide state of the art support for our cross-selling efforts.**
- **Complete the acquisition of Commerce while maintaining organic growth targets.**
- **Prepare and execute a transition plan for the operational merger of TD Banknorth and Commerce.**

Wholesale Banking

Wholesale Banking serves a diverse base of corporate, government and institutional clients in key global financial centres.

$2,498
(millions of Canadian dollars)
TOTAL REVENUE


$2,500
2,000
1,500
1,000
500
0
05
06
07

$824
(millions of Canadian dollars)
NET INCOME


$1000
800
600
400
200
0
05
06
07

$44
(billions of Canadian dollars)
RISK-WEIGHTED ASSETS


$50
40
30
20
10
0
05
06
07



Revenue

(millions of Canadian dollars)	2007	2006	2005
Corporate banking	$ 337	$ 287	$ 266
Investment banking and capital markets	1,793	1,617	1,467
Equity investments	364	367	255
Total	$ 2,494	$2,271	$ 1,988

BUSINESS HIGHLIGHTS

- **Reported earnings up 31%, and adjusted earnings up 24%, from last year.**
- **Return on invested capital of 30%, compared with 28% in previous year.**
- **Top 3 dealer in Canada (for the nine-month period ended September 30, 2007):**
  - **#1 in equity block trading**
  - **#2 in fixed-income trading**
  - **#2 in fixed-income underwriting**
  - **#3 in mergers and acquisitions (among Canadian peers)**
  - **#3 in equity underwriting (full credit to bookrunner)**
- **Realized strong security gains in the equity investment portfolio while also increasing the unrealized gains from the prior year.**
- **Continued to maintain a low credit risk profile.**

CHALLENGES IN 2007

- **Solidifying our position as a top 3 dealer in Canada in a mature market with intense competition.**
- **Dealing with the volatility in the credit markets and reduced liquidity, in the latter half of the year, and its impact on Wholesale Banking business.**

INDUSTRY PROFILE

The wholesale banking sector in Canada is a mature market with intense competition from the Canadian banks, the large global investment banks and, to a lesser extent, small niche investment banks and dealers. In order to compete effectively, it is necessary to offer a complete package of solutions and products, with credit often being a key component of a relationship. Additionally, it is necessary to offer international expertise in order to service the Canadian-based international corporate client base. There are increasing opportunities for a wholesale bank that offers innovative solutions and ideas which span across products and regions.

OVERALL BUSINESS STRATEGY

- Solidify position as a top 3 dealer in Canada:
  - Protect the #1/#2 market share rankings in equity block and fixed-income trading.
  - Increase share of equity and debt underwriting and merger and acquisitions industry revenue.
  - Prudently extend credit to support top 3 initiative and continue to hold CDS protection.
  - Continue to support domestic franchise with niche product and service offerings in the U.S., Europe and Asia.
- Grow proprietary trading in scalable and liquid markets.
- Achieve an attractive rate of return on the equity investment portfolio over a medium to long-term holding period.

REVIEW OF FINANCIAL PERFORMANCE

Reported net income was $824 million in 2007, an increase of $195 million from $629 million in the previous year. Adjusted net income was $824 million in 2007, an increase of $160 million from $664 million in the previous year. The return on invested capital for 2007 was 30%, compared with 28% in the previous year. Adjusted net income in the prior year excluded a $50 million restructuring charge. There were no items of note (adjustments) in the current year.

Wholesale Banking revenue is derived primarily from capital markets, investing and corporate banking activities. Revenue for the year was $2,494 million, compared with $2,271 million in the previous year. Capital markets revenue was higher than the previous year on stronger non-taxable transaction revenue in equity trading and higher syndication, merger and acquisitions, and underwriting revenue. These increases were offset by lower credit trading revenue, primarily due to volatility in the credit markets and a breakdown in traditional pricing relationships between corporate bonds and CDS in the latter part of the year. Revenue from the equity investment portfolio decreased moderately due to lower security gains. Corporate banking revenue increased due primarily to an increase in loans and commitments related mainly to mergers and acquisitions activity.

Provisions for credit losses were $48 million in 2007, a decrease of $20 million from $68 million in 2006. Provisions for credit losses in the Wholesale Banking segment comprise allowances for loan losses and the accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. The accrual cost of credit protection in Wholesale Banking in 2007 was $48 million, flat compared with 2006.

Wholesale Banking held $2.6 billion in credit protection against the lending portfolio, a decrease of $0.3 billion from the end of last year. The decrease was due primarily to the strengthening of the Canadian dollar relative to the U.S. dollar, as most of the protection is denominated in U.S. currency. Wholesale Banking continues to proactively manage its credit risk through active management of the credit protection portfolio.

Risk-weighted assets of Wholesale Banking increased by $10 billion to $44 billion this year, primarily related to an increase in corporate lending exposures related to mergers and acquisitions activity and conversion of ABCP liquidity lines from "market disruption" to "global style" in response to market liquidity concerns.

Expenses were $1,261 million, compared with $1,312 million in the previous year. The decrease related primarily to $50 million of restructuring costs in the prior year associated with the exit of the global structured products business.

TABLE 18 **WHOLESALE BANKING**

(millions of Canadian dollars)	2007	2006	2005
Net interest income	**$ 875**	$ 479	$ 977
Other income	**1,619**	1,792	1,011
Provision for credit losses	**48**	68	52
Restructuring costs	**–**	50	43
Non-interest expenses	**1,261**	1,262	1,282
Income before provision for income taxes	**1,185**	891	611
Provision for income taxes	**361**	262	189
Net income – reported	**824**	629	422
Items of note, net of income taxes[1]	**–**	35	129
Net income – adjusted	**$ 824**	$ 664	$ 551
Selected volumes and ratios			
Risk-weighted assets (billions of Canadian dollars)	**$ 44**	$ 34	$ 33
Return on invested capital	**30.1%**	27.9%	22.3%
Efficiency ratio – reported	**51.0%**	57.8%	66.6%
Efficiency ratio – adjusted	**51.0%**	55.6%	59.9%

[1] Items of note, net of income taxes include the following: 2006 – $35 million related to restructuring charge; 2005 – $100 million related to loss on structured derivative portfolios and $29 million related to restructuring charge.

KEY PRODUCT GROUPS

Investment Banking and Capital Markets

- Investment banking and capital markets revenue, which includes advisory, underwriting, trading, facilitation and execution services, increased 11% from $1,621 million in 2006 to $1,793 million in 2007. The increase was due to stronger non-taxable transaction revenue in equity trading and increased mergers and acquisitions and underwriting, offset somewhat by lower credit trading.

Equity Investments

- The equity investment portfolio, composed of public and private equity, reported solid overall results in 2007 as revenue marginally decreased from $367 million in 2006 to $364 million. The decrease was due to moderately lower security gains.

Corporate Banking

- Corporate banking revenue, which includes corporate lending, trade finance and cash management services, increased 17% from $287 million in 2006 to $337 million in 2007. This increase was largely due to higher lending volumes and higher net interest income from correspondent banking deposits.

ECONOMIC OUTLOOK

- Economic conditions are expected to support moderate demand for capital market and investment services in 2008.
- Advisory, underwriting, trading and execution services may slow in the coming year, reflecting slightly weaker economic and financial conditions. The lingering credit crunch will likely continue to have an adverse impact in early 2008.
- Business investment is expected to gain momentum in 2008, especially as firms take advantage of the strong Canadian dollar. In an uncertain economic climate, it may become increasingly difficult for firms to finance investment from internally generated funds, which should be positive for corporate borrowing.
- However, corporate borrowing may be impacted from slightly higher borrowing costs in 2008.
- The high Canadian dollar and higher cash holdings among firms should remain supportive of merger and acquisition activity.
- Credit conditions are expected to weaken slightly. However, the presence of strong corporate balance sheets should limit the trend.
- Equity and bond markets are likely to deliver single-digit gains in 2008.

BUSINESS OUTLOOK AND FOCUS FOR 2008

Volatility in the credit markets and reduced liquidity, which impacted Wholesale Banking business in the fourth quarter of 2007, is expected to continue into 2008. This volatility may result in reduced capital markets activity, but may also present additional trading opportunities.
Key priorities for 2008:

- **Solidify position as a top 3 dealer franchise in Canada.**
- **Seek opportunities to grow proprietary trading in scalable and liquid markets.**
- **Maintain superior rate of return on invested capital.**
- **Enhance the efficiency ratio through improved cost control.**

Corporate

The Corporate segment includes effects of asset securitization programs, treasury management, general provisions for credit losses, the elimination of taxable equivalent adjustments, corporate level tax benefits and residual unallocated revenue and expenses.

Corporate segment reported a net loss of $162 million in 2007, compared with net income of $1,182 million in 2006. On an adjusted basis, the net loss was $9 million for the year, compared with a net loss of $99 million last year. The year-over-year improvement on an adjusted basis was primarily driven by focused expense management and favourable tax items.

Adjusted net income excluded a gain of $135 million after tax that related to the estimated value of the shares the Bank received in Visa Inc. in exchange for its membership interest in Visa Canada Association as part of the global restructuring of Visa and a general allowance release of $39 million after tax based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology. The gain in excess of accrued costs for the period in CDS hedging the corporate loan book increased $23 million after tax from the prior year, but was more than offset by an increase in amortization of intangibles of $37 million after tax.

Items of note in the prior year included a $1,665 million after-tax dilution gain on the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by a $72 million after-tax dilution loss related to the acquisition of Hudson by TD Banknorth. The prior year also included a general allowance release of $39 million after tax, expenses relating to the initial set up of a specific allowance for credit card and overdraft loans of $18 million after tax that resulted from a change in the provisioning methodology applied by the Bank and a negative impact of scheduled reductions in the income tax rate that resulted in a decrease of $24 million in future tax assets.

TABLE 19 **CORPORATE**

(millions of Canadian dollars)	**2007**	2006	2005
Net interest loss	**$(1,035)**	$ (654)	$ (659)
Other income	**312**	83	177
Reversal of credit losses	**(131)**	(112)	(374)
Non-interest expenses	**686**	755	1,114
Dilution gain, net	**–**	1,559	–
Income (loss) before benefit of income taxes	**(1,278)**	345	(1,222)
Benefit of income taxes	**(1,097)**	(839)	(737)
Non-controlling interest in subsidiaries, net of tax	**4**	(11)	–
Equity in net income of associated company, net of income taxes	**23**	(13)	–
Net income – reported	**(162)**	1,182	(485)
Items of note, net of income taxes[1]	**153**	(1,281)	503
Net income (loss) – adjusted	**$ (9)**	$ (99)	$ 18

[1] For detailed items of note, net of income taxes see table 13 on page 26.

CORPORATE MANAGEMENT

The corporate management function of the Bank comprises audit, compliance, corporate and public affairs, economics, technology solutions (information technology), finance, treasury and balance sheet management, human resources, legal, marketing, office of the ombudsman, corporate real estate, risk management, security, strategic sourcing and implementation management.

Banking is an increasingly complex and challenging business. The demands and expectations of our stakeholders – customers, shareholders, employees, regulators, governments and the community at large – are constantly changing. Ensuring the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholders' confidence in the Bank.

Those who serve our global customers most directly in our four key businesses need strong and effective support from a wide range of functional groups, so that they can remain focused on the key priority of exceeding customer expectations. Corporate management's mandate is to provide centralized advice and counsel and to design, establish and implement processes, systems and technologies to ensure that the Bank's key businesses operate efficiently, reliably and in compliance with all applicable regulations. To accomplish this, corporate management endeavours to have the best people, processes and tools to support our businesses, customers, employees and shareholders.

2006 FINANCIAL RESULTS OVERVIEW

Summary of 2006 Performance

2006 SIGNIFICANT EVENTS

TD Banknorth completed the acquisition of Hudson in January 2006 for a total consideration of $2.2 billion consisting of cash consideration of $1,073 million and the remainder in TD Banknorth common shares funded by the sale of TD Banknorth common shares to the Bank. In April 2006, TD Banknorth announced an agreement to acquire Interchange for US$ 480.6 million cash consideration. This deal closed on January 31, 2007. Effective May 15, 2006, the Bank owned all of the issued and outstanding common shares of VFC Inc., a leading provider of automotive purchase financing and consumer installment loans. On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A. to Ameritrade Holding Corporation at a fair market value of $2.69 billion in exchange for a 32.5% ownership in the combined legal entity operating under the name "TD Ameritrade". The sale resulted in a $1,559 million dilution gain for the Bank. In September 2006, the Bank announced an arrangement with Lillooet, a company sponsored by Royal Bank of Canada, pursuant to which the Bank hedged the price risk related to 27 million shares of TD Ameritrade. The purpose of the arrangement is to provide the Bank with price protection in the event it decides to increase its beneficial ownership in TD Ameritrade in 2009. The arrangement does not provide the Bank any right to acquire, or any voting or other ownership rights with respect to, any shares of TD Ameritrade.

TABLE 20 **REVIEW OF 2006 FINANCIAL PERFORMANCE**

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total consolidated
Net interest income (loss)	$4,879	$ 377	$1,290	$ 479	$ (654)	$6,371
Other income	2,573	1,883	490	1,792	83	6,821
Total revenue	7,452	2,260	1,780	2,271	(571)	13,192
Provision for (reversal of) credit losses	413	–	40	68	(112)	409
Non-interest expenses	4,086	1,575	1,087	1,312	755	8,815
Dilution gain, net	–	–	–	–	1,559	1,559
Income before provision for income taxes	2,953	685	653	891	345	5,527
Provision for (benefit of) income taxes	987	242	222	262	(839)	874
Non-controlling interests in subsidiaries, net of income taxes	–	–	195	–	(11)	184
Equity in net income of associated company, net of income taxes	–	147	–	–	(13)	134
Net income – reported	1,966	590	236	629	1,182	4,603
Items of note, net of income taxes	–	–	19	35	(1,281)	(1,227)
Net income – adjusted	$1,966	$ 590	$ 255	$ 664	$ (99)	$3,376

Net interest income was $6,371 million in 2006, a year-over-year increase of $363 million or 6%. The increase was primarily due to higher volumes and improved margins in Canadian Personal and Commercial Banking. Net interest income in the U.S. Personal and Commercial Banking segment also increased due mainly to the inclusion of a full year of TD Banknorth results and the acquisition of Hudson by TD Banknorth. Partially offsetting these increases were reductions in Wholesale Banking due to lower trading-related net interest income and Wealth Management due to the sale of TD Waterhouse U.S.A. to Ameritrade.

Other income was $6,821 million, an increase of $870 million, or 15%, from 2005. The primary contributor to the increase was Wholesale Banking, with other income growth of $781 million or 77%. The increase was largely due to a $550 million increase in trading revenue, higher securities gains, which were up $63 million or 26%. Canadian Personal and Commercial Banking other income increased $212 million or 9% from the prior year, primarily attributable to higher service and credit fees due to volume increases and pricing initiatives. Other income from Wealth Management declined by $220 million, or 10%, due to the sale of TD Waterhouse U.S.A. to Ameritrade.

Non-interest expenses, on a reported basis, were $8,815 million, compared with $8,844 million in 2005, a decline of $29 million. The slight decrease in expenses was primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade and the $365 million contingent litigation reserve related to Enron that was recognized in 2005. These decreases were partially offset by the inclusion of a full year of expenses for TD Banknorth (of which a majority ownership interest was acquired in March 2005) and the acquisition of Hudson by TD Banknorth in 2006. On an adjusted basis, operating expenses increased from 2005, mainly as a result of higher operating expenses in Canadian Personal and Commercial Banking reflecting strong business growth.

Income tax expense on a reported basis was up $175 million, or 25%, from 2005. Other taxes were up $28 million, or 4%, from 2005. Adjusted total income and other taxes were up $236 million, or 15%, from 2005. Current income tax expense, on an adjusted basis, was up $208 million, or 23%, from 2005. The effective income tax rate was 15.8% for 2006, compared with 22.8% in 2005. The decrease was largely due to the net dilution gain in 2006, which had limited tax expense.

BALANCE SHEET

Total assets were $393 billion as at October 31, 2006, $28 billion or 8% higher than October 31, 2005 largely due to a $16 billion increase in securities, an $8 billion increase in loans, and the $4.4 billion investment in TD Ameritrade. At October 31, 2006, total assets comprised primarily loans (net of allowance for credit losses) of $161 billion, trading assets of $77 billion, investment securities of $47 billion, and securities purchased under reverse repurchase agreements of $31 billion. Total average interest-earning assets were $315 billion, compared with $288 billion in 2005. Total liabilities increased $24 billion driven by a $14 billion increase in deposits, an $8 billion increase in other liabilities, and an increase in subordinated notes and debentures of $2 billion. In addition, at October 31, 2006, total shareholders' equity increased $4 billion to $20 billion, up 24% from 2005.

2006 FINANCIAL RESULTS OVERVIEW

2006 Financial Performance by Business Line

Canadian Personal and Commercial Banking net income of $1,966 million for the year increased by $264 million, or 16%, from 2005. Return on invested capital increased from 23.1% in 2005 to 25.2% in 2006 as earnings growth exceeded the 6% growth in average invested capital.

Revenue grew by $749 million, or 11%, over 2005, mainly due to strong net interest income and fee growth. The acquisition of VFC contributed $47 million to revenue growth. The main contributors to organic revenue growth were strong, broad-based volume growth across most products and deposit-driven margin improvements from the higher interest rate environment. Higher transaction-based fees, overall deposit and credit card account growth, and competitive repricing initiatives also contributed significantly to revenue growth. The increase in revenue was partially offset by competitive pricing in real estate secured lending and commercial deposits products, the impact of higher interest costs on credit cards and the scheduled wind-down of a contractual agreement to administer a lending portfolio on behalf of the Government of British Columbia.

Margin on average earning assets increased from 2.96% in 2005 to 3.04% in 2006. The acquisition of VFC contributed 0.02% to the margin improvement. Margins widened on deposits, particularly in the high-yield savings product, as interest rates increased in the first half of 2006. This growth was moderated somewhat by a customer shift into lower-yield deposit products. The increased volume of lower margin real estate secured lending as a proportion of earning assets partially offset the overall margin improvement.

PCL increased by $40 million, or 11%, compared with 2005. The acquisition of VFC accounted for $18 million of the PCL increase. Commercial and small business PCL was $21 million for the year, up $2 million, compared with 2005, on lower business loan recoveries, and reversals, and higher write-offs. Personal PCL, excluding VFC, of $374 million was $20 million higher than 2005, mainly due to robust credit card volume growth in 2006 and higher write-offs on personal loans. PCL as a percent of lending volume was at 0.25%, unchanged from 2005.

Expenses increased by $313 million, or 8%, compared with 2005. The VFC acquisition accounted for $14 million of the expense growth. Higher employee compensation and investments in new branches and infrastructure contributed to the increase in expenses. The VFC acquisition added 148 employees on an FTE basis to average staffing levels compared with 2005. Average staffing levels increased by 382 FTEs from 2005 as a result of the new branch openings and an expanded sales force. The efficiency ratio for 2006 was 54.8%, a 150bps improvement over 2005.

Wealth Management net income for 2006 was $590 million, compared with $432 million in 2005, an increase of 37% which came from the equity share in TD Ameritrade and growth across the Wealth businesses. The return on invested capital for the year was 19.5%, compared with 16.4% in 2005.

Revenue decreased by $486 million from 2005 to $2,260 million, mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by stronger results in the domestic businesses. Domestically, interest revenue grew due to higher margin balances and client deposits, and improvement in spreads. Other revenue growth in Canadian Wealth Management was a result of higher transaction revenue and higher mutual fund fees due to asset growth. Mutual fund management fees increased as a result of 17% asset growth and the shift in portfolio mix to higher earning fund classes, while growth in assets under administration generated improved results in private investment advice and financial planning. Discount brokerage revenue increased as a result of higher margin volumes and 37% higher trading volumes, partially offset by a decline in commission per trade.

Expenses were $1,575 million in 2006, a decrease of $508 million from 2005, primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade. This reduction was partially offset by higher trailer payments to sellers of the Bank's mutual funds and higher sales force compensation in private investment advice and financial planning. The efficiency ratio improved by 6.2% to 69.7% over 2005.

Assets under management of $151 billion at October 31, 2006 increased $21 billion, or 16%, from October 31, 2005 due to market growth and strong sales of mutual funds. The impact of market growth on assets under management was approximately 6%. Assets under administration totalled $161 billion at the end of the year, decreasing $154 billion, or 49%, from October 31, 2005, mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade. The decline in assets under administration was partially offset by significant growth in domestic assets, mainly due to the addition of new assets in all businesses combined with market appreciation.

U.S. Personal and Commercial Banking reported net income of $236 million compared with $158 million in 2005. The increase was largely the result of a full year of operating results in 2006, compared to only seven months in 2005 as well as the acquisition of Hudson by TD Banknorth in January 2006. The return on invested capital for the year was 4.6% compared to 5.4% in 2005. Adjusted net income was $255 million in 2006, an increase of $97 million from $158 million in 2005.

Total revenue was $1.8 billion, an increase of $0.8 billion over the prior year. The increase was primarily due to a full year of TD Banknorth results and the acquisition of Hudson. The margin on average earning assets decreased from 4.11% in 2005 to 3.97% in 2006 due to competition for loans and deposits, a flat yield curve, and low cost deposits comprising a smaller share of total deposits.

PCL was $40 million, up sharply from the prior year. Write-off increased during the year as net write-offs in the prior year were very low.

Expenses were $1.1 billion, an increase of $538 million over the prior year due to the full year of TD Banknorth results and the acquisition of Hudson. The average FTE staffing level was 8,483 compared with 7,284 in 2005 mainly due to the acquisition of Hudson. The efficiency ratio for the year was 61.1% compared to 54.7% in the prior year with the increase primarily due to lower revenue as a result of margin compression, increased advertising spending, and higher merger and consolidation costs.

Wholesale Banking reported net income was $629 million in 2006, an increase of $207 million from $422 million in 2005. Adjusted net income was $664 million in 2006, an increase of $113 million from $551 million in 2005. The return on invested capital for 2006 was 27.9%, compared with 22.3% in 2005.

Revenue for 2006 was $2,271 million, compared with $1,988 million in 2005. Investment banking and capital markets revenue for 2006 was higher than 2005, which included a loss of $153 million related to the reduction of the estimated value and exit of certain structured derivatives portfolios. Excluding the $153 million loss in 2005, investment banking and capital markets revenue was flat year over year as strong trading revenue in foreign exchange and significant growth in equity commissions and merger and acquisitions revenue was offset by lower interest rate and credit trading and debt and equity underwriting revenue. Revenue from the equity investment portfolio increased due to higher security gains. Corporate banking revenue increased due primarily to growth of the credit portfolio.

PCL was $68 million in 2006, an increase of $16 million from $52 million in 2005. PCL in the Wholesale Banking segment comprise allowances for loan losses and the accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. The accrual cost of credit protection in Wholesale Banking in 2006 was $48 million as compared to $52 million in 2005. At October 31, 2006 Wholesale Banking held $2.9 billion in credit protection against the lending portfolio, a decrease of $0.3 billion from the end of 2005. Wholesale Banking proactively manages its credit risk through active management of the credit protection portfolio.

Risk-weighted assets of Wholesale Banking increased by $1 billion to $34 billion in 2006, primarily related to an increase in corporate lending exposures.

Expenses for 2006 were $1,312 million, compared with $1,325 million for 2005. The decrease related primarily to lower compensation expense, reflecting staff reductions from completion of the exit of the global structured products businesses and was partially offset by higher restructuring costs.

Corporate segment reported net income of $1,182 million in 2006, driven primarily by a $1,665 million dilution gain on the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by a $72 million dilution loss related to the acquisition of Hudson by TD Banknorth. Adjusted net loss was $99 million in 2006, a decrease of $117 million from $18 million of adjusted net income in 2005. Also contributing to the results were a general allowance release of $39 million and a $7 million gain in excess of accrued costs for the period in CDS hedging the corporate loan book. These were partially offset by amortization of intangibles of $316 million, an expense of $18 million relating to the initial set up of the specific allowance for credit card and overdraft loans that resulted from a change in the provisioning methodology applied by the Bank, and the negative impact of scheduled reductions in the income tax rate that resulted in a decrease of $24 million in future tax assets. Unallocated corporate expenses, securitization losses and a declining non-core lending portfolio also impacted 2006 results.

GROUP FINANCIAL CONDITION

Balance Sheet Review

AT A GLANCE OVERVIEW

- **Total assets were $422 billion as at October 31, 2007, $29 billion or 7% higher than October 31, 2006.**

TABLE 21 SELECTED CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)	As at October 31, 2007	As at October 31, 2006
Securities	**$123,036**	$124,458
Securities purchased under reverse repurchase agreements	**27,648**	30,961
Loans (net of allowance for credit losses)	**175,915**	160,608
Deposits	**$276,393**	$260,907

FACTORS AFFECTING ASSETS AND LIABILITIES

Securities decreased by $1.4 billion, or 1%, from 2006 levels. The decrease was influenced by market movements, proprietary trading strategies and the impact of the strengthening Canadian dollar during the year

Securities purchased under resale agreements declined by $3.3 billion, down 11% from 2006, reflecting reduced balances in Wholesale Banking.

Loans (net of allowance for credit losses) at October 31, 2007 were $176 billion, up $15 billion, or 10%, from the prior year. Residential mortgages, increased by $5 billion, or 9%, from 2006, attributable to strong volume growth in Canadian Personal and Commercial Banking. Business and government loans increased $4 billion, largely due to growth in the Wholesale Banking corporate loan portfolio and the commercial loan book in Canadian Personal and Commercial Banking, partially offset by a slight decrease in U.S. Personal and Commercial Banking commercial loans as volume growth was more than offset by the impact of the strengthening of the Canadian dollar. Consumer installment and other personal loans increased $4 billion, largely due to volume growth in home equity loans within Canadian Personal and Commercial Banking and growth in Wealth Management margin loans. Also contributing to the increase was higher credit card loans which grew by $1 billion.

Other assets were up $13 billion, or 19%, year-over-year. This was primarily attributable to a $8 billion increase in the market value of trading derivatives in Wholesale Banking, largely resulting from market movement in foreign exchange contracts. Other assets also increased $3.3 billion due to a $1.8 billion increase in the non-trading derivatives market value as required by the new financial instruments standards and a $1.5 billion increase in amounts receivable from brokers due to increased business volumes and market movements. Additionally, goodwill and other intangibles increased by $0.7 billion due to the privatization of TD Banknorth, partially offset by the impact of amortization of intangibles and the strengthening of the Canadian dollar during the year.

Deposits were $276 billion, up $15 billion, or 6%, from October 31, 2006. Personal deposits increased $1 billion as underlying business growth in the Canadian Personal and Commercial Banking business and the acquisition of Interchange by TD Banknorth was largely offset by the impact of the strengthening Canadian dollar on the U.S. dollar-denominated deposits. Other deposits increased, largely due to growth in term deposits in the U.S. wholesale business.

Other liabilities increased by $12 billion or 12%. The growth was primarily attributable to a $10 billion increase in trading derivatives in Wholesale Banking, largely resulting from market movement in foreign exchange contracts. A further increase of $6 billion was due to increased broker payables on higher business volumes and market activity and the gross-up of non-trading derivatives required by the new financial instruments standards. These increases were partially offset by a $3 billion reduction in obligations related to securities sold short as this source of funding used in Wholesale Banking was reduced.

Subordinated notes and debentures were up by $2.5 billion, compared with 2006, due to the issuance of medium-term notes of $2.3 billion in December 2006 and $1.8 billion in July 2007, partially offset by redemptions and maturities totalling $1.4 billion as part of the medium-term note program.

Liability for preferred shares and capital trust securities declined by $0.3 billion due to the redemption of preferred shares of TD Mortgage Investment Corporation in October, 2007.

Non-controlling interests in subsidiaries declined by $1.9 billion from 2006, largely due to the impact of the privatization of TD Banknorth.

Shareholders' equity increased by $1.8 billion, or 9%, from the prior year, primarily due to growth in retained earnings of $2.2 billion and increased common shares and contributed surplus totalling $0.3 billion, resulting from net share issuances during the year, partially offset by a decline in other comprehensive income of $0.8 billion, largely due to foreign currency translation adjustments related to the strengthening of the Canadian dollar against the U.S. dollar.

U.S. GAAP (see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank's 2007 Annual Report on Form 40-F filed with the SEC and available on the Bank's website at http://www.td.com/investor/index.jsp and at the SEC's internet site (http.//www.sec.gov).

Total assets under U.S. GAAP were $428.6 billion as at October 31, 2007, $6.5 billion higher than under Canadian GAAP. The difference was primarily due to accounting for non-cash collateral under U.S. GAAP, which requires certain non-cash collateral received in securities lending transactions, to be recognized as asset, and a corresponding liability recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a security lending transaction is not recognized in the Consolidated Balance Sheet. Total liabilities under U.S. GAAP were $405.7 billion as at October 31, 2007, $5.5 billion higher than under Canadian GAAP. The increase is mainly due to accounting for non-cash collateral received in securities lending transactions as described above. In addition certain preferred shares and capital trust securities recognized as liabilities under Canadian GAAP were reclassified to equity and non-controlling interest in subsidiaries respectively under U.S. GAAP.

Credit Portfolio Quality

AT A GLANCE OVERVIEW

- **Loans and acceptances portfolio net of allowances for credit losses was $185 billion, up $16 billion or 9% from the prior year.**
- **Impaired loans after specific allowance were $366 million, up $96 million or 36%.**
- **Provision for credit losses was $645 million, compared with $409 million in 2006.**
- **Total allowances for credit losses decreased by $22 million, or 2%, to $1,295 million in 2007.**

LOAN PORTFOLIO

Overall in 2007, the Bank's credit quality remained stable due to strong Canadian market conditions, established business and risk management strategies and a continuing low interest rate environment. The Bank experienced a relatively low level of new impaired loan formations during the year, consisting primarily of formations in the U.S. real estate development sector.

During 2007, the loans and acceptances portfolio continued to be diversified between retail and business and government. The Bank increased its credit portfolio by $16 billion, or 9%, from the prior year, largely due to a 12% increase globally in business and government loans and acceptances, down slightly from the 20% increase in 2006. Loans authorized and amounts outstanding to small and mid-sized business customers are provided in Table 22 below.

TABLE 22 **LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS**

(millions of Canadian dollars)

	Loans authorized			Amount outstanding		
Loan amount	**2007**	2006	2005	**2007**	2006	2005
(thousands of Canadian dollars)						
0 – 24	**$ 1,221**	$ 1,200	$ 1,137	**$ 601**	$ 621	$ 589
25 – 49	**1,138**	1,075	1,000	**681**	665	648
50 – 99	**1,800**	1,722	1,582	**996**	976	931
100 – 249	**3,697**	3,714	3,251	**2,229**	2,260	1,988
250 – 499	**3,648**	3,449	3,100	**2,128**	2,022	1,798
500 – 999	**3,889**	3,757	3,235	**1,981**	1,924	1,653
1,000 – 4,999	**11,863**	11,285	9,735	**5,405**	5,226	4,457
Total[1]	**$27,256**	$26,202	$23,040	**$14,021**	$13,694	$12,064

[1] Personal loans used for business purposes are not included in these totals.

The retail business portfolio continued to be the dominant category for lending activity. During the year, the portfolio, which primarily comprised residential mortgages and consumer installments and other personal loans, increased by $10 billion, or 8%, and totalled $131 billion at year end. The growth was primarily due to the expansion of the Canadian market that grew 11% as a result of continuing good demand for domestic consumer lending products, adding $12 billion to the portfolio. This offset a $2 billion decline in the U.S. retail business.

The total retail portfolio represents 71% of net loans, including acceptances, compared with 71% in 2006 and 75% in 2005. Residential mortgages represented 32% of the portfolio in 2007, in line with the level experienced in 2006 and down slightly from 33% in 2005. Consumer installment and other personal loans were 39% of total loans, compared with 40% in 2006 and 41% in 2005. The portion of the business and government credit exposure remained in line with the 2006 level of 29%, with growth in the domestic market and financial services sector offset by a reduction in U.S. real estate exposure.

The majority of the credit risk exposure relates to the loan and acceptances portfolio. However, the Bank also engages in activities that also have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 26.

TABLE 23 LOANS AND ACCEPTANCES, NET OF ALLOWANCE FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]

(millions of Canadian dollars, except percentage amounts)

				Percentage of total		
	2007	2006	2005	**2007**	2006	2005
Canada						
Residential mortgages	**$ 56,051**	$ 50,220	$ 49,067	**30.3%**	29.7%	31.0%
Consumer installment and other personal	**65,397**	59,199	54,063	**35.3**	35.0	34.2
Total residential and personal	**121,448**	109,419	103,130	**65.6**	64.7	65.2
Real estate development						
Commercial and industrial	**1,213**	958	1,326	**0.7**	0.6	0.9
Residential	**2,532**	2,183	1,608	**1.4**	1.3	1.0
Retail	**506**	347	388	**0.3**	0.2	0.2
Real estate services	**282**	263	267	**0.2**	0.2	0.2
Total real estate	**4,533**	3,751	3,589	**2.6**	2.3	2.3
Agriculture	**2,481**	2,243	2,187	**1.3**	1.3	1.4
Apparel and textile	**339**	303	309	**0.2**	0.2	0.2
Automotive	**1,013**	1,330	1,283	**0.5**	0.8	0.8
Cable	**307**	278	386	**0.2**	0.2	0.2
Chemical	**584**	479	424	**0.3**	0.3	0.3
Construction	**894**	912	754	**0.5**	0.5	0.5
Financial	**5,301**	3,299	3,745	**3.0**	1.9	2.4
Food, beverage and tobacco	**1,811**	1,498	1,367	**1.0**	0.9	0.9
Forestry	**459**	508	530	**0.2**	0.3	0.3
Government	**931**	557	537	**0.5**	0.3	0.3
Health and social services	**1,688**	1,680	1,264	**1.0**	1.0	0.8
Media and entertainment	**1,379**	2,078	1,201	**0.7**	1.2	0.8
Metals and mining	**635**	975	451	**0.3**	0.6	0.3
Oil and gas	**2,740**	2,678	1,205	**1.5**	1.5	0.8
Retail	**1,153**	1,105	1,020	**0.6**	0.7	0.6
Sundry manufacturing	**1,037**	859	810	**0.6**	0.5	0.5
Telecommunications	**384**	120	21	**0.2**	0.1	–
Transportation	**532**	543	520	**0.3**	0.3	0.3
Utilities	**1,146**	482	558	**0.6**	0.3	0.3
All other loans	**1,593**	1,505	1,738	**1.0**	0.9	1.1
Total business and government	**30,940**	27,183	23,899	**17.1**	16.1	15.1
Total Canada	**152,388**	136,602	127,029	**82.7**	80.8	80.3
United States						
Residential mortgages	**2,413**	3,165	3,625	**1.3**	1.9	2.3
Consumer installment and other personal	**7,257**	8,336	11,258	**3.9**	4.9	7.1
Total residential and personal	**9,670**	11,501	14,883	**5.2**	6.8	9.4
Real estate development						
Residential	**1,887**	1,614	1,498	**1.0**	1.0	0.9
Real estate services	**7,371**	8,894	6,009	**4.0**	5.3	3.8
Total real estate	**9,258**	10,508	7,507	**5.0**	6.3	4.7
Agriculture	**168**	118	103	**0.1**	0.1	0.1
Apparel and textile	**91**	64	39	**–**	–	–
Automotive	**420**	309	317	**0.2**	0.2	0.2
Cable	**70**	195	161	**–**	0.1	0.1
Chemical	**276**	272	208	**0.1**	0.2	0.1
Construction	**532**	295	291	**0.3**	0.2	0.2
Financial	**2,894**	842	1,280	**1.6**	0.5	0.9
Food, beverage and tobacco	**380**	236	198	**0.2**	0.1	0.1
Forestry	**228**	350	178	**0.1**	0.2	0.1
Government	**176**	110	290	**0.1**	0.1	0.2
Health and social services	**369**	337	369	**0.2**	0.2	0.3
Media and entertainment	**410**	478	448	**0.2**	0.3	0.3
Metals and mining	**362**	177	193	**0.2**	0.1	0.1
Oil and gas	**428**	290	192	**0.2**	0.2	0.1
Retail	**738**	321	214	**0.4**	0.2	0.1
Sundry manufacturing	**460**	457	448	**0.2**	0.3	0.3
Telecommunications	**235**	233	230	**0.1**	0.1	0.1
Transportation	**445**	210	197	**0.2**	0.1	0.1
Utilities	**412**	231	292	**0.2**	0.1	0.2
All other loans	**1,206**	2,905	1,491	**0.7**	1.6	1.0
Total business and government	**19,558**	18,938	14,646	**10.3**	11.2	9.3
Total United States	**29,228**	30,439	29,529	**15.5**	18.0	18.7
Other International						
Consumer installment and other personal	**9**	8	9	**–**	–	–
Total residential and personal	**9**	8	9	**–**	–	–
Real estate development						
Retail	**17**	–	–	**–**	–	–
Total real estate	**17**	–	–	**–**	–	–
Automotive	**20**	–	83	**–**	–	0.1
Cable	**48**	63	–	**–**	–	–
Chemical	**35**	–	52	**–**	–	–
Construction	**75**	–	6	**–**	–	–
Financial	**1,295**	918	755	**0.7**	0.5	0.5
Food, beverage and tobacco	**136**	116	97	**0.1**	0.1	0.1
Forestry	**26**	2	3	**–**	–	–
Government	**–**	–	14	**–**	–	–
Media and entertainment	**358**	180	199	**0.2**	0.1	0.1
Metals and mining	**904**	288	110	**0.5**	0.2	0.1
Sundry manufacturing	**28**	–	1	**–**	–	–
Telecommunications	**37**	29	51	**–**	–	–
Transportation	**183**	110	52	**0.1**	0.1	–
Utilities	**362**	487	217	**0.2**	0.2	0.1
All other loans	**45**	42	25	**–**	–	–
Total business and government	**3,569**	2,235	1,665	**1.8**	1.2	1.0
Total Other International	**3,578**	2,243	1,674	**1.8**	1.2	1.0
Total	**$185,194**	$ 169,284	$ 158,232	**100.0%**	100.0%	100.0%
Percentage change	**9.4%**	7.0%	22.3%			

[1] Based on geographic location of unit responsible for recording revenue.

CONCENTRATION OF CREDIT RISK

Geographically, the credit portfolio remains highly concentrated in Canada. In 2007, the percentage of loans held in Canada was 82%, compared with 80% in 2006. The remaining balance is predominantly in the U.S. Exposure in the United Kingdom, Asia, Australia and New Zealand is limited.

As indicated in Table 24, the largest Canadian exposure is in Ontario, at 49% of total loans in 2007, down slightly from 50% in 2006. Outside of Canada, the largest concentration is in the U.S., which comprises 16% of total loans, down slightly from 18% in 2006.

TABLE 24 **LOANS AND ACCEPTANCES, NET OF ALLOWANCE FOR CREDIT LOSSES BY LOCATION OF ULTIMATE RISK**

(millions of Canadian dollars, except percentage amounts)

				Percentage of total		
	2007	2006	2005	**2007**	2006	2005
Canada						
Atlantic	**$ 3,961**	$ 3,560	$ 3,637	**2.1%**	2.1%	2.3%
Québec	**9,357**	8,154	8,312	**5.0**	4.8	5.3
Ontario	**90,498**	83,969	75,673	**48.9**	49.6	47.8
Prairies	**25,567**	20,187	19,150	**13.7**	12.0	12.1
British Columbia	**21,916**	19,382	19,074	**11.8**	11.5	12.0
Total Canada	**151,299**	135,252	125,846	**81.5**	80.0	79.5
United States	**28,905**	29,977	28,609	**15.7**	17.7	18.1
Other International						
United Kingdom	**1,894**	846	1,039	**1.0**	0.5	0.6
Europe – other	**274**	202	1,095	**0.1**	0.1	0.7
Australia and New Zealand	**1,525**	1,424	638	**0.8**	0.8	0.4
Asia	**807**	645	573	**0.4**	0.4	0.4
Latin America and Caribbean	**433**	870	431	**0.5**	0.5	0.3
Middle East and Africa	**57**	68	1	**–**	–	–
Total Other International	**4,990**	4,055	3,777	**2.8**	2.3	2.4
Total	**$ 185,194**	$ 169,284	$ 158,232	**100.0%**	100.0%	100.0%

Percentage change over previous year			
Canada	**11.9%**	7.5%	5.2%
United States	**(3.6)**	4.8	366.6
Other International	**23.1**	7.4	1.3
Total	**9.4%**	7.0%	22.3%

As shown in Table 23, the largest business and government sector concentrations in Canada are real estate development, financial institutions, each at 3% and oil and gas at 2%. Real estate development was the leading sector of concentration in the U.S. at 32%, down 3% versus last year.

IMPAIRED LOANS

A loan is considered impaired when, in management's opinion, it can no longer be reasonably assured that we will be able to collect the full amount of principal and interest when due. See Note 3 to the Consolidated Financial Statements for further details on impaired loans. Table 25 shows the impact on net interest income due to impaired loans.

TABLE 25 **IMPACT ON NET INTEREST INCOME DUE TO IMPAIRED LOANS**

(millions of Canadian dollars)	**2007**	2006	2005
Reduction in net interest income due to impaired loans	**$ 44**	$ 29	$ 35
Recoveries	**(5)**	(9)	(26)
	$ 39	$ 20	$ 9

As indicated in Table 26 and Table 27, impaired loans net of specific allowances were $366 million as at October 31, 2007, compared with a total of $270 million a year earlier and $217 million in 2005.

TABLE 26 IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE BY INDUSTRY SECTOR

(millions of Canadian dollars, except percentage amounts)				Percentage of total		
	2007	2006	2005	**2007**	2006	2005
Canada						
Residential mortgages	**$ 16**	$ 9	$ 8	**4.4%**	3.3%	3.7%
Consumer installment and other personal	**97**	73	43	**26.5**	27.1	19.8
Total residential and personal	**113**	82	51	**30.9**	30.4	23.5
Real estate development						
Commercial and industrial	**1**	–	2	**0.3**	–	0.9
Residential	**–**	–	2	**–**	–	0.9
Total real estate	**1**	–	4	**0.3**	–	1.8
Agriculture	**6**	12	49	**1.6**	4.5	22.6
Apparel and textile	**–**	–	3	**–**	–	1.4
Automotive	**6**	18	10	**1.6**	6.7	4.6
Chemical	**–**	–	10	**–**	–	4.6
Construction	**13**	2	5	**3.6**	0.7	2.3
Financial	**1**	–	1	**0.3**	–	0.5
Food, beverage and tobacco	**1**	1	2	**0.3**	0.4	0.9
Forestry	**10**	34	–	**2.7**	12.6	–
Health and social services	**1**	–	2	**0.3**	–	0.9
Media and entertainment	**–**	–	(1)	**–**	–	(0.5)
Metals and mining	**3**	2	1	**0.8**	0.7	0.5
Oil and gas	**–**	–	1	**–**	–	0.5
Retail	**2**	3	3	**0.5**	1.1	1.4
Sundry manufacturing	**3**	2	5	**0.8**	0.7	2.3
Telecommunications	**–**	–	–	**–**	–	–
Transportation	**1**	1	1	**0.3**	0.4	0.5
Utilities	**–**	–	–	**–**	–	–
All other loans	**5**	3	–	**1.4**	1.1	–
Total business and government	**53**	78	96	**14.5**	28.9	44.3
Total Canada	**166**	160	147	**45.4**	59.3	67.8
United States						
Residential mortgages	**24**	16	12	**6.6**	5.9	5.5
Consumer installment and other personal	**22**	15	9	**6.0**	5.6	4.1
Total residential and personal	**46**	31	21	**12.6**	11.5	9.6
Real estate development						
Commercial and industrial	**29**	21	23	**7.9**	7.8	10.5
Residential	**74**	9	1	**20.2**	3.3	0.5
Shopping Centres	**8**	1	1	**2.2**	0.4	0.5
Real Estate Services	**–**	6	4	**–**	2.2	1.8
Total real estate	**111**	37	29	**30.3**	13.7	13.3
Agriculture	**1**	–	–	**0.3**	–	–
Apparel and textile	**2**	1	–	**0.5**	0.4	–
Automotive	**3**	1	–	**0.8**	0.4	–
Cable	**–**	–	–	**–**	–	–
Chemical	**1**	–	–	**0.3**	–	–
Construction	**5**	6	3	**1.4**	2.2	1.4
Financial	**11**	1	–	**3.1**	0.4	–
Food, beverage and tobacco	**2**	2	1	**0.5**	0.7	0.5
Forestry	**2**	–	1	**0.5**	–	0.5
Health and social services	**1**	1	–	**0.3**	0.4	–
Media and entertainment	**3**	2	1	**0.8**	0.7	0.5
Metals and mining	**2**	3	4	**0.5**	1.1	1.8
Retail	**4**	2	–	**1.1**	0.7	–
Sundry manufacturing	**4**	13	6	**1.1**	4.8	2.7
Telecommunications	**–**	–	–	**–**	–	–
Transportation	**2**	3	1	**0.5**	1.1	0.5
Utilities	**–**	–	1	**–**	–	0.5
All other loans	**–**	7	2	**–**	2.6	0.9
Total business and government	**154**	79	49	**42.0**	29.2	22.6
Total United States	**200**	110	70	**54.6**	40.7	32.2
Impaired loans net of specific allowance	**$ 366**	$ 270	$ 217	**100.0%**	100.0%	100.0%
Net impaired loans as a % of common equity	**1.7%**	1.4%	1.4%			

TABLE 27 **IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE BY LOCATION**[1]

(millions of Canadian dollars, except percentage amounts)				Percentage of total		
	2007	2006	2005	**2007**	2006	2005
Canada						
Atlantic	**$ 4**	$ 3	$ 2	**1.1%**	1.1%	0.9%
Québec	**14**	8	7	**3.8**	3.0	3.2
Ontario	**128**	130	99	**35.0**	48.2	45.6
Prairies	**9**	9	33	**2.5**	3.3	15.2
British Columbia	**11**	10	6	**3.0**	3.7	2.8
Total Canada	**166**	160	147	**45.4**	59.3	67.7
United States	**200**	110	70	**54.6**	40.7	32.3
Impaired loans net of specific allowance	**$ 366**	$ 270	$ 217	**100.0%**	100.0%	100.0%
Impaired loans net of specific allowance as a % of net loans[2]	**0.2%**	0.2%	0.1%			

[1] Based on geographic location of unit responsible for recording revenue.
[2] Includes customers' liability under acceptances and net of specific allowance and general allowance.

ALLOWANCE FOR CREDIT LOSSES

Total allowance for credit losses consists of specific and general allowances carried on the Consolidated Balance Sheet. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes are adequate to absorb losses in the lending portfolio. Individual problem accounts, general economic conditions, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Specific Allowance

The Bank establishes specific allowances for impaired loans when a loss is likely or when the estimated realizable value of the loan is less than its recorded value, based on discounting expected future cash flows. Allowances for personal credit portfolios are based on delinquency and type of security. Specific allowances for credit losses are established to reduce the book value of loans to estimated realizable amounts in the normal course of business.

Specific allowances for the wholesale and commercial portfolios are borrower specific and reviewed quarterly. For the retail portfolio, allowances are calculated on an aggregated facility basis, using a formula that takes recent loss experience into account.

During 2007, specific allowances increased by $27 million or 15%, resulting in a total specific allowance of $203 million. Allowances for credit losses are more fully described in Note 3 to the Consolidated Financial Statements.

General Allowance

A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired. The level of general allowance reflects exposures across all portfolios and categories. General allowance is reviewed on a quarterly basis using credit risk models developed by the Bank. The level of allowances is based on the probability of a borrower defaulting on a loan obligation (loss frequency), the loss if default occurs (loss severity) and the expected exposure at the time of default.

For the wholesale and commercial portfolios, allowances are computed at the borrower level. The loss if default occurs is based on the security of the facility. Exposure at default is a function of current usage, the borrower's risk rating and the committed amount. For the retail portfolio, the general allowance is calculated on a portfolio-level and is based on a statistical estimate of loss using historical loss and recovery data models and forecast balances. Ultimately, the general allowance is established on the basis of expected losses and is directly related to the variance of losses and the inherent product characteristics in each portfolio. Models are validated against historical experience and are updated at least annually. The general allowance methodology is annually approved by the Board of Directors.

At October 31, 2007 our general allowance for loan losses was $1,085 million, down from $1,141 million at October 31, 2006.

PROVISION FOR CREDIT LOSSES

The provision for credit losses is the amount charged to the specific and general allowances for credit losses during the year to bring the total allowance to a level that management considers adequate to absorb all probable credit-related losses in the Bank's loan portfolio. The net provision for the year is reduced by any recoveries from impaired loans.

The Bank recorded increased provisions for credit losses of $645 million in 2007, compared with provisions of $409 million in 2006, mainly due to personal lending and credit card volumes. This includes a reversal of $60 million in general allowance based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology. Table 28 provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 28 **PROVISIONS FOR CREDIT LOSSES**

(millions of Canadian dollars)	2007	2006	2005
New provisions[1]	**$ 825**	$ 604	$ 352
Reversal of general provision			
TD Bank	**(60)**	(60)	(35)
TD Banknorth	**15**	(6)	(17)
Recoveries	**(135)**	(129)	(245)
Total provision for (recovery of) credit losses	**$ 645**	$ 409	$ 55

[1] Total new provisions include provisions for credit losses related to VFC of $47 million.

Total new provisions were $825 million in 2007, compared with $604 million in 2006. Total provision for credit losses as a percentage of net average loans was 0.37% in 2007, compared to 0.25% in 2006.

TABLE 29 **PROVISIONS FOR CREDIT LOSSES BY LOCATION[1]**

(millions of Canadian dollars, except percentage amounts)				Percentage of total		
	2007	2006	2005	**2007**	2006	2005
Canada						
Atlantic	**$ 16**	$ 15	$ 12	**2.5%**	3.7%	21.8%
Québec	**47**	24	21	**7.3**	5.9	38.2
Ontario	**400**	299	229	**62.0**	73.1	416.4
Prairies	**36**	34	36	**5.6**	8.3	65.4
British Columbia	**48**	39	34	**7.4**	9.5	61.8
Total Canada	**547**	411	332	**84.8**	100.5	603.6
United States	**97**	51	(205)	**15.0**	12.4	(372.7)
Other International						
United Kingdom	**(1)**	(1)	(13)	**(0.1)**	(0.2)	(23.7)
Australia	**–**	(4)	–	**–**	(1.0)	–
Asia	**–**	–	(7)	**–**	–	(12.7)
Total Other International	**(1)**	(5)	(20)	**(0.1)**	(1.2)	(36.4)
General provision	**2**	(48)	(52)	**0.3**	(11.7)	(94.5)
Total	**$645**	$ 409	$ 55	**100.0%**	100.0%	100.0%

Provision for credit losses as a % of net average loans[2]			
Canada			
Residential mortgages	**0.01%**	(0.01)%	0.02%
Personal	**0.83**	0.66	0.61
Business and other	**0.10**	0.14	0.06
Total Canada	**0.39**	0.32	0.27
United States	**0.31**	0.17	(0.98)
Other International	**(0.04)**	(0.22)	(0.94)
General provision	**–**	(0.03)	(0.04)
Total	**0.37%**	0.25%	(0.04)%

[1] Based on geographic location of unit responsible for recording revenue.
[2] Includes customers' liability under acceptances.

TABLE 30 PROVISIONS FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]

(millions of Canadian dollars, except percentage amounts)				Percentage of total		
	2007	2006	2005	**2007**	2006	2005
Canada						
Residential mortgages	**$ 4**	$ (3)	$ 12	**0.6%**	(0.7)%	11.2%
Consumer installment and other personal	**513**	379	307	**79.8**	83.0	287.0
Total residential and personal	**517**	376	319	**80.4**	82.3	298.2
Real estate development						
Commercial and industrial	**3**	(7)	1	**0.4**	(1.5)	0.9
Residential	**1**	1	–	**0.2**	0.2	–
Total real estate	**4**	(6)	1	**0.6**	(1.3)	0.9
Agriculture	**1**	(1)	3	**0.2**	(0.2)	2.8
Apparel and textile	**2**	3	–	**0.3**	0.7	–
Automotive	**4**	4	–	**0.6**	0.9	–
Chemical	**–**	(9)	3	**–**	(2.0)	2.8
Construction	**10**	1	2	**1.5**	0.2	1.9
Financial	**1**	1	–	**0.2**	0.2	–
Food, beverage and tobacco	**3**	1	1	**0.4**	0.2	0.9
Forestry	**(4)**	28	–	**(0.6)**	6.1	–
Health and social services	**–**	1	1	**–**	0.2	0.9
Media and entertainment	**1**	1	–	**0.2**	0.2	–
Metals and mining	**1**	1	–	**0.2**	0.2	–
Oil and gas	**–**	–	–	**–**	–	–
Retail	**2**	2	1	**0.3**	0.4	0.9
Sundry manufacturing	**2**	1	2	**0.3**	0.2	1.9
Telecommunications	**–**	–	(4)	**–**	–	(3.7)
Transportation	**1**	–	1	**0.2**	–	0.9
Utilities	**–**	–	–	**–**	–	–
All other loans	**2**	7	2	**0.3**	1.6	1.9
Total business and government	**30**	35	13	**4.7**	7.6	12.1
Total Canada	**547**	411	332	**85.1**	89.9	310.3
United States						
Residential mortgages	**–**	–	–	**–**	–	–
Consumer installment and other personal	**46**	34	12	**7.1**	7.5	11.2
Total residential and personal	**46**	34	12	**7.1**	7.5	11.2
Real estate development						
Commercial and industrial	**5**	3	1	**0.8**	0.7	0.9
Residential	**23**	2	–	**3.6**	0.4	–
Shopping centers	**2**	–	–	**0.3**	–	–
Real estate services	**–**	4	–	**–**	0.9	–
Total real estate	**30**	9	1	**4.7**	2.0	0.9
Agriculture	**1**	–	–	**0.2**	–	–
Apparel and textile	**1**	–	–	**0.2**	–	–
Automotive	**3**	–	–	**0.4**	–	–
Chemical	**1**	–	–	**0.2**	–	–
Construction	**5**	1	(1)	**0.8**	0.2	(0.9)
Food, beverage and tobacco	**3**	–	1	**0.4**	–	0.9
Forestry	**1**	–	–	**0.2**	–	–
Health and social services	**10**	–	–	**1.5**	–	–
Media and entertainment	**1**	1	–	**0.2**	0.2	–
Metals and mining	**–**	–	2	**–**	–	1.9
Retail	**4**	–	1	**0.6**	–	0.9
Sundry manufacturing	**(1)**	4	1	**(0.2)**	0.9	0.9
Telecommunications	**(7)**	–	(14)	**(1.1)**	–	(13.1)
Transportation	**1**	1	–	**0.2**	0.2	–
Utilities	**–**	–	(202)	**–**	–	(188.7)
All other loans	**(2)**	1	(6)	**(0.3)**	0.2	(5.6)
Total business and government	**51**	17	(217)	**8.0**	3.7	(202.8)
Total United States	**97**	51	(205)	**15.1**	11.2	(191.6)
Other International						
Cable	**–**	–	(9)	**–**	–	(8.4)
Financial	**–**	–	(11)	**–**	–	(10.3)
Media and entertainment	**–**	(4)	–	**–**	(0.9)	–
Retail	**(1)**	(1)	–	**(0.2)**	(0.2)	–
Total business and government	**(1)**	(5)	(20)	**(0.2)**	(1.1)	(18.7)
Total Other International	**(1)**	(5)	(20)	**(0.2)**	(1.1)	(18.7)
Total before general provision	**$ 643**	$ 457	$ 107	**100.0%**	100.0%	100.0%
General provision (reversal)	**2**	(48)	(52)			
Total	**$ 645**	$ 409	$ 55			

[1] Based on geographic location of unit responsible for recording revenue.

Capital Position

TABLE 31 **CAPITAL STRUCTURE AND RATIOS**

(millions of Canadian dollars, except percentage amounts)	2007	2006	2005
Tier 1 capital			
Retained earnings	**$ 15,954**	$ 13,725	$ 10,650
Unrealized foreign currency translation losses on investments in subsidiaries, net of hedging activities	**(2,073)**	(918)	(696)
Common shares	**6,577**	6,334	5,872
Additional adjustment for dealer holding TD Bank shares	**–**	(78)	(29)
Qualifying preferred shares	**974**	1,319	895
Contributed surplus	**119**	66	40
Qualifying non-controlling interests in subsidiaries	**22**	2,395	1,632
Innovative instruments	**1,740**	1,250	1,250
Less: goodwill and intangibles in excess of 5% limit	**(7,668)**	(7,014)	(6,508)
Total Tier 1 capital	**15,645**	17,079	13,106
Tier 2 capital			
Subordinated notes and debentures	**9,449**	6,900	5,138
General allowance for credit losses included in capital	**1,092**	1,145	1,137
Less: amortization of non-qualifying subordinated notes and debentures and other	**(163)**	(182)	(39)
Accumulated net after tax unrealized gain on available-for-sale securities in other comprehensive income	**354**	–	–
Total Tier 2 capital	**10,732**	7,863	6,236
Investment in regulated insurance subsidiaries	**(1,440)**	(1,262)	(1,043)
Substantial investments in unconsolidated subsidiaries	**(5,088)**	(5,065)	(1,072)
First loss protection	**(55)**	(53)	(44)
	(6,583)	(6,380)	(2,159)
Total regulatory capital	**$ 19,794**	$ 18,562	$ 17,183
Regulatory capital ratios			
Tier 1 capital	**10.3%**	12.0%	10.1%
Total capital	**13.0**	13.1	13.2
Assets to capital multiple[1]	**19.7**	19.9	19.9
Tangible common equity	**$ 11,315**	$ 12,938	$ 9,567
Tangible common equity as a percentage of risk-weighted assets	**7.4%**	9.1%	7.4%

[1] Total assets plus off-balance sheet credit instruments, such as letters of credit and guarantees, less investments in associated corporations and goodwill and net intangibles divided by total regulatory capital.

THE BANK'S GOALS ARE TO:

- Provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank's common shareholders with a satisfactory return.
- Be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank's peers.
- Achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.
- Maintain strong ratings with rating agencies.

CAPITAL SOURCES

The Bank's capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank's preferred shareholders, holders of hybrid capital instruments and holders of the Bank's subordinated debt.

CAPITAL MANAGEMENT

Group Finance manages capital for the Bank and is responsible for acquiring, maintaining and retiring capital. The Board of Directors oversees capital policy and management.

ECONOMIC CAPITAL

The Bank's internal measure of required capital is called economic capital or invested capital. Economic capital comprises risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions, and investment capital that has been used to fund acquisitions or investments in fixed assets.

The Bank uses internal models to determine how much risk-based capital is required for credit, market, trading, banking book interest rate, operational, business and other identified risks. Risk-based capital differs from regulatory capital because it applies to deposit products, as well as asset products, and it applies to operational and insurance risks, as well as credit and market risks. Regulatory capital is set by regulations established by the Superintendent of Financial Institutions Canada (OSFI).

Within the Bank's measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. Since losses flow through to the Consolidated Statement of Income, the Bank ensures it has sufficient common equity to absorb worst-case losses.

The Bank makes business decisions based on the return on economic capital, while also ensuring that, in aggregate, regulatory and rating agency requirements and capital available are kept in balance.

REGULATORY CAPITAL

Tier 1 Capital

Tier 1 capital was $15.6 billion at October 31, 2007, down from $17.1 billion last year. The decrease was largely due to the privatization of TD Banknorth as a result of the exclusion of non-controlling interests and foreign currency transaction losses on investments in subsidiaries, partially offset by strong earnings. Capital management funding activities during the year consisted of the following: the Bank raised $288 million of common shares during the year, including $85 million from the dividend reinvestment plan; the Bank repurchased five million common shares at a cost of $356 million in 2007 through a normal course issuer bid; a subsidiary of the Bank issued US$500 million REIT preferred stock; and TD Mortgage Investment Corporation, a subsidiary of the Bank redeemed its $350 million preferred shares, Series A. Subsequent to year-end, on November 1, 2007, the Bank issued $250 million of its First Preferred Shares, Series P. See Notes 12 and 13 to the Bank's Consolidated Financial Statements for more details.

Tier 2 Capital

During the year: the Bank redeemed Tier 2B subordinated debentures for $500 million and for $550 million; a subsidiary of the Bank redeemed US$342 million of Tier 2B junior subordinated debentures; and the Bank issued $2.25 billion and $1.8 billion of subordinated debentures, both qualifying as Tier 2A capital. Subsequent to year-end, on November 1, 2007, the Bank issued $2.5 billion of subordinated debentures, qualifying as Tier 2B capital. See Note 11 to the Bank's Consolidated Financial Statements for more details.

DIVIDENDS

The Bank's dividend policy is approved by the Board of Directors. During the year, the Bank increased its quarterly dividend twice and as at October 31, 2007, the quarterly dividend was $0.57 per share, consistent with the Bank's current target payout range of 35-45% of adjusted earnings. Cash dividends declared and paid during 2007 totalled $2.11 per share (2006 – $1.78; 2005 – $1.58). For cash dividends payable on the Bank's preferred shares, see Notes 12 and 13 to the Bank's Consolidated Financial Statements. As at October 31, 2007, 717.8 million common shares were outstanding (2006 – 717.4 million; 2005 – 711.8 million). The Bank's ability to pay dividends is subject to the Bank Act and the requirements of OSFI. Note 13 to the Bank's Consolidated Financial Statements provides further details.

RATINGS

In March 2007 Standard & Poor's (S&P) and Moody's Investors Service (Moody's) upgraded the Bank's long-term senior debt rating to AA- and Aaa, respectively. As at October, 2007, the Bank's long-term ratings were: Fitch (AA-), Moody's (Aaa), DBRS (AA) and S&P (AA-).

CAPITAL RATIOS

Capital ratios are measures of financial strength and flexibility. OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the Total capital ratio. OSFI sets target levels for Canadian banks as follows:

- The Tier 1 capital ratio is defined as Tier 1 capital divided by risk-weighted assets (RWA). OSFI has established a target Tier 1 capital requirement of 7%.
- The Total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target total capital requirement of 10%.

The Bank's Tier 1 and Total capital ratios were 10.3% and 13.0%, respectively, on October 31, 2007, compared with 12.0% and 13.1% on October 31, 2006. The year-over-year change was influenced by several factors, including a decrease in capital as described above, and increases in RWA. The Bank's investment in TD Ameritrade is deducted from total capital, which has a material impact on the Total capital ratio. The Bank exceeded its medium-term target for Tier 1 capital of 8–8.5% as at October 31, 2007.

OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, RWA and off-balance sheet exposures. This approach is based on the Bank for International Settlements' (BIS) agreed framework for achieving a more consistent way to measure the capital adequacy and standards of banks engaged in international business.

RISK-WEIGHTED ASSETS

RWA are determined by applying OSFI-prescribed risk-weights to balance sheet assets and off-balance sheet financial instruments according to credit risk of the counterparty. RWA also include an amount for the market risk exposure associated with the Bank's trading portfolio. The Bank's total RWA increased by $10.6 billion, or 7.5%, in 2007 from the prior year due to organic growth in various business segments and in Wholesale Banking, primarily due to an increase in corporate lending exposures.

TABLE 32 RISK-WEIGHTED ASSETS

(millions of Canadian dollars)	2007		2006		2005	
	Balance	**Risk-weighted balance**	Balance	Risk-weighted balance	Balance	Risk-weighted balance
Balance sheet assets						
Cash resources and other	**$ 16,536**	**$ 3,053**	$ 10,782	$ 1,905	$ 13,418	$ 2,435
Securities	**123,036**	**4,984**	124,458	4,792	108,096	4,955
Securities purchased under reverse repurchase agreements	**27,648**	**2,237**	30,961	1,562	26,375	559
Loans (net)	**175,915**	**93,714**	160,608	91,436	152,243	82,713
Customers' liability under acceptances	**9,279**	**9,279**	8,676	8,676	5,989	5,896
Other assets	**69,710**	**8,589**	57,429	8,881	59,089	7,695
Total balance sheet assets	**$422,124**	**$121,856**	$392,914	$117,252	$365,210	$104,253
Off-balance sheet assets						
Credit instruments		**20,015**		14,818		13,419
Derivative financial instruments[1]		**7,573**		6,647		7,201
Total off-balance sheet assets		**27,588**		21,465		20,620
Total risk-weighted asset equivalent						
– credit risk		**149,444**		138,717		124,873
– market risk		**3,075**		3,162		5,109
Total risk-weighted assets		**$152,519**		$141,879		$129,982

[1] Effective November 1, 2006, all derivative financial instruments are recorded on balance sheet.

TABLE 33	OUTSTANDING SHARE DATA[1]
As at October 31, 2007	Number of shares
Preferred shares	
Class A preferred shares issued by the Bank (thousands of shares):	
Series M	14,000
Series N	8,000
Series O	17,000
Total preferred shares	39,000
Capital Trust Securities	
Trust units issued by TD Capital Trust (thousands of shares):	
Series 2009	899
Total Capital Trust Securities	899
Common shares outstanding (millions of shares)	717.8
Stock options (millions of shares)	
– vested	15.0
– non-vested	5.1

[1] For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 12, 13 and 15 to the Bank's Consolidated Financial Statements.

REVISED BASEL II CAPITAL ACCORD

In 2004, the Basel Committee on Banking Supervision finalized the new Basel capital framework to replace the accord originally introduced in 1988 and supplemented in 1996. The underlying principles of the new framework are intended to be suitable for application to banks of varying levels of complexity and sophistication. The framework will allow qualifying banks to determine capital levels consistent with the manner in which they measure, manage and mitigate risks. The new framework provides a spectrum of methodologies, from simple to advanced, for the measurement of both credit and operational risk. More advanced measurement of risks should result in regulatory and economic capital being more closely aligned. In addition, the framework includes provisions for changes to the computation of Tier 1 and Total capital.

The objective of the framework is to reward more rigorous and accurate risk management by reducing the regulatory capital that is required under weaker or less sophisticated approaches. While the overall objective of the new framework is to neither increase nor decrease the level of overall capital in the system, some financial institutions will see an increase in regulatory capital, while others will see a decrease. The impact will depend upon the particular institution's asset mix, risk and loss experience.

- The implementation of the capital adequacy requirements for Basel II began with a parallel run monitored by OSFI throughout fiscal 2007
  - Full compliance is expected as of November 1, 2007
- During the first two years of implementation (fiscal 2008 and 2009), any potential reductions in capital will be limited by regulatory capital "floors" of 90% and 80%, respectively, of the current capital adequacy requirements
- In fiscal 2008, we will begin disclosing key elements of our risk rating system and associated calculation of risk-weighted assets and regulatory capital under Basel II
- We have dedicated significant resources and management attention to the implementation of Basel II
  - The Basel II program is sponsored by the Bank's Chief Risk Officer and is governed by a steering committee composed of senior executives of the areas most impacted by the implementation of Basel II
  - The Basel II working groups are composed of cross-functional teams representing all impacted business areas

The Bank is on track to meet the requirements of the new framework as applied to the Canadian context by our regulator.

GROUP FINANCIAL CONDITION

Off-balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under GAAP, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit and liquidity risk which are discussed in the Managing Risk section on pages 60 to 70 of this MD&A. Off-balance sheet arrangements are generally undertaken for risk management, capital management and funding management purposes and include securitizations, contractual obligations and certain commitments and guarantees.

SPECIAL PURPOSE ENTITIES

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank's financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, under the CICA accounting guideline the entity must be consolidated by the primary beneficiary. See Note 6 to the Consolidated Financial Statements for further information regarding the accounting guideline for VIEs.

Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to an SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of its own assets, securitization of Bank clients' assets and other financial transactions.

Certain of the Bank's securitizations of its own assets and of Bank clients' assets are structured through QSPEs. QSPEs are trusts or other legal vehicles that are demonstrably distinct from the Bank, have specified permitted activities, defined asset holdings and may only sell or dispose of selected assets in automatic response to limited conditions. QSPEs are not consolidated by any party including the Bank.

The Bank monitors its involvement with SPEs through the Reputational Risk Committee. The Committee is responsible for the review of structured transactions and complex credits with potentially significant reputational, legal, regulatory, accounting or tax risks, including transactions involving SPEs.

SECURITIZATION OF BANK-ORIGINATED ASSETS

The Bank securitizes residential mortgages, personal loans, credit card loans and commercial mortgages to enhance our liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. Details of these securitizations are as follows.

Residential Mortgage Loans

The Bank securitizes residential mortgages through the creation of mortgage-backed securities (MBS) and the eventual transfer to VIEs. The Bank continues to service the securitized mortgages and may be exposed to the risks of the transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as they are all government guaranteed. We retain interests in the excess spread on the sold MBS and continue to service the mortgages underlying these MBS for which we receive benefits, equivalent to market-based compensation.

Co-ownership Structures

The Bank securitizes real estate secured personal loans, credit card loans and commercial mortgages through a co-ownership structure. Through this structure, ownership interests in a homogenous pool are sold to SPEs. The ownership interest entitles the SPE to a portion of the loan collections used to pay its expenses and obligations to the holders of its asset-backed securities. Although the Bank's interests in the receivables are no longer on our balance sheet, we maintain the client account and retain the relationship. The securitization of our real estate secured personal loans and credit card receivables is a sale from a legal perspective and qualifies for sale treatment from an accounting perspective. At the time of sale these receivables are removed from our balance sheet resulting in a gain or loss reported in non-interest income on the Consolidated Statement of Income.

For the securitization of real estate secured personal loans the Bank provides credit enhancement through its retained interest in the excess spread of the QSPE and in some cases by providing letters of credit. The Bank's interest in the excess spread of the QSPEs and the letters of credit is subordinate to obligations of the holders of the asset-backed securities and absorbs losses with respect to the real estate personal loans before payments to noteholders are affected.

For credit card securitizations the Bank provides credit enhancement to the QSPE through its retained interests in the excess spread. The Bank's interest in the excess spread of the QSPE is subordinate to the QSPE's obligations to the holders of its asset-backed securities and absorbs losses with respect to the credit card loans before payments to the noteholders are affected. If the net cash flows are insufficient, the Bank's loss is limited to an interest-only strip that arises from the calculation of the gain or loss at the time receivables are sold.

The Bank sells commercial mortgages in collateral pools, to an SPE. The SPE finances the purchase of these pools by way of issuing ownership certificates that carry varying degrees of subordination and which, when rated, range from AAA to B-, and unrated. The ownership certificates represent undivided interests in the collateral pool, and the SPE, having sold all undivided interests available in the pool, retains none of the risk of the collateral pools. The sale of our commercial mortgages to the SPE constitutes an accounting sale and since we neither control the SPE nor carry any residual risks/returns in the mortgages, we do not consolidate the SPE.

The Bank also securitizes commercial mortgages through sales to VIEs. As at October 31, 2007, $108 million of our originated commercial mortgages had been securitized through a VIE sponsored by us, while $54 million of commercial mortgages had been sold to a third-party sponsored VIE. The Bank's interest in the excess spread, cash collateral account, and the commercial mortgages of the VIE sponsored by us is subordinate to the VIE's obligations to the holders of its asset-backed securities. The Bank's interest in the excess spread of the third-party sponsored VIE is subordinate to the VIE's obligations to the holders of its asset-backed securities.

Total bank-originated securitized assets not included on the Consolidated Balance Sheet amounted to $30.3 billion, compared with $28.3 billion a year ago. Further details are provided in Note 4 to the Bank's Consolidated Financial Statements. If these securitizations were to be terminated, the Bank would experience capital implications of maintaining the assets on the Consolidated Balance Sheet and be exposed to the assets' full operational, financial and market risks.

TABLE 34 | TOTAL OUTSTANDING EXPOSURES SECURITIZED BY THE BANK AS AN ORIGINATOR

(millions of Canadian dollars)

October 31, 2007	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Securitized assets	**$ 22,279**	**$ 9,000**	**$ 800**	**$ 162**	**$ 32,241**
Retained interests	**289**	**71**	**6**	**5**	**371**
October 31, 2006					
Securitized assets	$ 18,302	$ 8,000	$ 800	$ 220	$ 27,322
Retained interests	139	62	7	8	216

[1] In all the securitization transactions that the Bank has undertaken for its own assets and for third party assets, it has acted as an originating bank and retained securitization exposure. The Bank does not have any synthetic securitization exposure.

CAPITAL TRUSTS

We sponsor SPEs to raise capital, including TD Capital Trust II Securities - Series 2012-1 (TD CaTS II) issued by TD Capital Trust II (Trust II), which is a VIE. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it for accounting purposes. For further details on this capital trust activity and the terms of TD CaTS II issued and outstanding, see Note 12 to the Consolidated Financial Statements.

SECURITIZATION OF THIRD PARTY-ORIGINATED ASSETS

The Bank assists its clients in securitizing their financial assets through SPEs administered by the Bank. The Bank may provide credit enhancements, swap facilities or liquidity facilities to the resulting SPEs as well as securities distribution services. During 2007, the Bank converted its liquidity facilities from general market disruption liquidity facilities to liquidity facilities which can be drawn by the conduits as long as at the time of the draw the conduit meets certain tests designed to ensure the

Bank does not provide credit enhancement. From time to time, the Bank, in its capacity of distribution agent may hold commercial paper issued by the conduits. The Bank earns fees and all fees earned in respect of these activities are on a market basis. If these securitizations were to be terminated, the Bank would experience a reduction in securitization income.

Our principal relationship with SPEs comes in the form of administering multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) totaling $12.6 billion as at October 31, 2007, and $10.3 billion as at October 31, 2006. We currently administer four multi-seller conduits. We are involved in the multi-seller conduit markets because they generate a favourable risk-adjusted return for us. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral.

CREATION OF OTHER INVESTMENT AND FINANCING PRODUCTS

The Bank enters into structured transactions with VIEs to assist corporate clients in accessing cost efficient financing. Generally both the Bank and the client invest in such VIEs with the proceeds used to make loans to entities affiliated with the client. The Bank is not the primary beneficiary of these VIEs and as at October 31, 2007, the Bank provided approximately $3 billion (2006 - $2 billion) in financing to these VIEs. The Bank has received guarantees totalling approximately $3 billion from major financial institutions covering our investments in these VIEs. In addition, the Bank has received approximately $888 million of collateral and has purchased $605 million of credit default swaps to further mitigate any exposure to these VIEs. These VIEs held in excess of $12 billion in total assets as of October 31, 2007. The Bank's maximum total exposure to loss before considering guarantees, collateral and credit default swaps is approximately $3 billion as at October 31, 2007.

The Bank is also involved in Collateralized Debt Obligation vehicles (CDOs). In relation to these CDOs, the Bank may serve in the capacity of an underwriter, a third-party investor or a derivative counterparty. CDOs raise capital by issuing debt securities and use their capital to invest in portfolios of securities and derivatives. Any net income or loss is shared by the CDOs' variable interest holders. The CDOs we manage may from time to time purchase collateral assets originated by us or third parties. We recognize fee income from collateral management services and, where indicated, trading income from investments in individual CDOs. The Bank's exposure to CDOs is not significant.

GUARANTEES

In the normal course of business, we enter into various guarantee contracts to support our clients. Our significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements and indemnification agreements. Effective November 1, 2006, the Bank adopted new accounting standards for financial instruments which include guarantees. Certain guarantees remain off-balance sheet. See Note 25 to the Consolidated Financial Statements for further information regarding the accounting for guarantees.

COMMITMENTS

The Bank enters into various commitments to meet the financing needs of the Bank's clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 25 to the Bank's Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to commit.

CONTRACTUAL OBLIGATIONS

The Bank has contractual obligations to make future payments on operating and capital lease commitments and certain purchase obligations. These contractual obligations impact the Bank's short-term and long-term liquidity and capital resource needs. All contracts, with the exception of operating lease commitments (those where we are committed to purchase determined volumes of goods and services), are reflected on the Bank's Consolidated Balance Sheet. Table 35 below summarizes our contractual obligations.

TABLE 35 CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY

(millions of Canadian dollars)					2007	2006
	Within 1 Year	**1 to 3 years**	**3 to 5 years**	**Over 5 years**	**Total**	Total
Deposits[1]	**$219,075**	**$40,903**	**$15,009**	**$ 1,406**	**$276,393**	$260,907
Subordinated notes and debentures	**1**	**4**	**422**	**9,022**	**9,449**	6,900
Operating lease commitments	**330**	**562**	**384**	**598**	**1,874**	1,794
Capital lease commitments	**18**	**29**	**27**	**2**	**76**	N/A
Capital trust securities	**–**	**899**	**–**	**–**	**899**	900
Network service agreements	**167**	**325**	**–**	**–**	**492**	616
Automated banking machines	**62**	**118**	**55**	**–**	**235**	303
Contact centre technology	**32**	**56**	**56**	**–**	**144**	214
Software licensing and equipment maintenance	**73**	**95**	**–**	**–**	**168**	135
Total	**$219,758**	**$42,991**	**$15,953**	**$11,028**	**$289,730**	$271,769

[1] As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

GROUP FINANCIAL CONDITION

Financial Instruments

As a financial institution, the Bank's assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash resources, securities, loans and derivatives, while financial liabilities include deposits, obligations related to securities sold short, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking proprietary trading positions with the objective of earning a profit. Trading financial instruments include trading securities and trading derivatives. Non-trading financial instruments include the majority of the Bank's lending portfolio, non-trading securities, hedging derivatives and financial liabilities. Effective November 1, 2006, the Bank adopted new accounting standards for financial instruments on a prospective basis. Under these new standards financial instruments classified as trading, those designated as trading under the fair value option, those classified as available for sale and all derivatives are measured at fair value in the Bank's Consolidated Financial Statements. Financial instruments classified as held to maturity, loans and receivables and other liabilities are carried at amortized cost using the effective interest method. For details on how fair values of financial instruments are determined, refer to the Critical Accounting Estimates section on page 70. The use of financial instruments allows the Bank to earn profits in interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, equities and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the Managing Risk section on pages 60 to 70.

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many beyond our control, that could cause our results to differ significantly from our plans, objectives and estimates. Some of these factors are described below. All forward-looking statements, by their very nature, including those in this MD&A, are subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted on the Caution Regarding Forward-Looking Statements on page 13 of this MD&A.

INDUSTRY FACTORS

General Business and Economic Conditions in the Regions in Which We Conduct Business

The Bank operates in Canada, the U.S. and other countries. As a result, the Bank's earnings are significantly affected by the general business and economic conditions in the geographic regions in which it operates. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, exchange rates, the strength of the economy, threats of terrorism and the level of business conducted in a specific region. For example, in an economic downturn characterized by higher unemployment and lower family income, corporate earnings, business investment and consumer spending, the demand for our loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a natural disaster could result in a potential increase in claims which could adversely affect our results.

Currency Rates

Currency rate movements in Canada, the U.S. and other jurisdictions in which the Bank does business may have an adverse impact on the Bank's financial position as a result of foreign currency translation adjustments and on the Bank's future earnings. For example, the rising value of the Canadian dollar may negatively affect our investments and earnings in the U.S., including the Bank's investment in TD Ameritrade Holding Corporation. The rising Canadian dollar may also adversely affect the earnings of the Bank's small business, commercial and corporate clients in Canada.

Monetary Policy

The Bank's earnings are affected by the monetary policies of the Bank of Canada and the Federal Reserve System in the U.S. and other financial market developments. Changes in the supply of money and the general level of interest rates can impact the Bank's profitability. A change in the level of interest rates affects the interest spread between the Bank's deposits and loans and as a result impacts the Bank's net interest income. Changes in monetary policy and in the financial markets are beyond the Bank's control and difficult to predict or anticipate.

Level of Competition

The Bank's performance is impacted by the level of competition in the markets in which it operates. The Bank currently operates in a highly competitive industry. Customer retention can be influenced by many factors, such as the pricing of products or services, changes in customer service levels and changes in products or services offered.

Changes in Laws and Regulations, and Legal Proceedings

Changes to laws and regulations, including changes in their interpretation or implementation, could affect the Bank by limiting the products or services it can provide and increasing the ability of competitors to compete with its products and services. Also, the Bank's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage the Bank's reputation. Judicial or regulatory judgments and legal proceedings against the Bank may also adversely affect its results.

Accuracy and Completeness of Information on Customers and Counterparties

In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by them, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of that information. The Bank's financial condition and earnings could be negatively impacted to the extent it relies on financial statements that do not comply with GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Accounting Policies and Methods Used by the Bank
The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and changes to them may materially adversely affect the Bank's results of operations and financial condition.

BANK SPECIFIC FACTORS

New Products and Services to Maintain or Increase Market Share
The Bank's ability to maintain or increase its market share depends, in part, on its ability to adapt products and services to evolving industry standards. There is increasing pressure on financial services companies to provide products and services at lower prices. This can reduce the Bank's net interest income and revenues from fee-based products and services. In addition, the widespread adoption of new technologies could require the Bank to make substantial expenditures to modify or adapt existing products and services. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, and/or developing and maintaining loyal customers.

Acquisitions and Strategic Plans
The Bank regularly explores opportunities to acquire other financial services companies or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. The Bank's or a subsidiary's ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals, as is the case in the pending Commerce acquisition, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. Acquisitions can affect future results depending on management's success in integrating the acquired business. If the Bank or its subsidiary encounters difficulty in integrating the acquired business, maintaining the appropriate level of governance over the acquired business or finding appropriate leadership within the acquired entity, this can prevent the Bank from realizing expected revenue increases, cost savings, increases in market share and other projected benefits from the acquisition. The Bank's financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, the Bank's earnings could grow more slowly or decline.

Ability to Attract and Retain Key Executives
The Bank's future performance depends to a large extent on its ability to attract and retain key executives. There is intense competition for the best people in the financial services sector. There is no assurance that the Bank will be able to continue to attract and retain key executives, employed by the Bank or an entity acquired by the Bank, although this is the goal of the Bank's management resource policies and practices.

Business Infrastructure
Third parties provide key components of the Bank's business infrastructure such as Internet connections and network access. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and successfully rectified. Despite the contingency plans we have in place, disruptions in Internet, network access or other voice or data communication services provided by these third parties could adversely affect the Bank's ability to deliver products and services to customers and otherwise conduct business.

Adequacy of the Bank's Risk Management Framework
The Bank's risk management framework is made up of various processes and strategies to manage its risk exposure. Types of risk to which the Bank is subject include credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks. There can be no assurance that the Bank's framework to manage risk, including such framework's underlying assumptions and models, will be effective under all conditions and circumstances. If the Bank's risk management framework proves ineffective, whether because it does not keep pace with changing Bank or market circumstances or otherwise, the Bank could suffer unexpected losses and could be materially adversely affected.

RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY

Financial services involves prudently taking risks in order to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives. Our businesses thoroughly examine the various risks to which they are exposed and assess the impact and likelihood of those risks. We respond by developing business and risk management strategies for our various business units taking into consideration the risks and business environment in which we operate.

RISKS INVOLVED IN OUR BUSINESSES

Through our businesses and operations, we are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. This framework outlines appropriate risk oversight processes and the consistent communication and reporting of key risks that could hinder the achievement of our business objectives and strategies.

THE ENTERPRISE RISK FRAMEWORK



Strategic Risk
Credit Risk
Market Risk
Operational Risk
Insurance Risk
Regulatory & Legal Risk
Reputational Risk
Liquidity Risk



Board of Directors
• Provides oversight.
Risk Committee of the Board
• Approves enterprise-wide risk management policies.
• Monitors management of risks.
• Strategic analysis of risk trends.
Senior Executive Team
• Identifies significant risks.
• Monitors and evaluates risk.
• Responsible for managing risk across the Bank.
Executive Committees
(See below)
Audit
• Provides independent assurance.
Compliance
• Provides independent review.
Risk Management
• Sets enterprise-level policies and standards that reflect the risk tolerance of the Bank.
• Monitors and reports on enterprise-level risks.
Business Units
• Responsible for owning and managing risk.
• Set and implement policies consistent with enterprise-level policy.

As illustrated, the Enterprise Risk Framework sets out the major categories of risk to which we are exposed, and how they are interrelated.

WHO MANAGES RISK

We have a risk governance structure in place that emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. Our structure ensures that important information about risks flows up from the business units and oversight functions to the Senior Executive Team and the Board of Directors.

Executive Committees

Business Performance Review Committee • Chaired by the President and Chief Executive Officer. • Reviews overall strategies and operating performance.	**Operational Risk Oversight Committee** • Chaired by the Chief Risk Officer. • Responsible for the oversight of all operational risk management and legislative compliance activities of the Bank.	**TDBFG Investment Committee** • Chaired by the Chief Risk Officer. • Reviews the performance of all significant investments, including our own portfolio and client mandates, managed by internal and external portfolio managers.	**Asset/Liability Committee** • Chaired by the Chief Financial Officer. • Responsible for the oversight of the Bank's non-trading market risk, consolidated liquidity and funding position and consolidated capital position including foreign exchange capital hedging.
Reputational Risk Committee • Chaired by the General Counsel. • Reviews and approves reputational risk issues, as well as complex structured product transactions, and establishes and monitors policy involving reputational risk.	**Disclosure Committee** • Chaired by the Chief Financial Officer. • Responsible for ensuring appropriate controls and procedures are in place to permit timely, reliable and compliant disclosure to regulators, shareholders and the market.	**Enterprise Committee** • Chaired by the President and Chief Executive Officer. • Responsible for coordinating enterprise-wide corporate functions and execution of merger and acquisition transactions.	**Domestic Shared Services Committee** • Chaired by the Group Head Corporate Operations. • Responsible for effectively leveraging services shared by the Canadian-based businesses.

OUR RISK GOVERNANCE STRUCTURE ESTABLISHES THAT:

- The Board of Directors and its Risk Committee are responsible for overseeing the formation and nurturing by management of an effective risk management culture throughout our organization. Together, they set our tolerance for risk through the regular review and approval of appropriate enterprise-level risk management policies.
- The Senior Executive Team of the Bank, chaired by the President and Chief Executive Officer, is responsible for monitoring, evaluating and managing risk across the Bank.
- The President and Chief Executive Officer and the Chief Risk Officer, with the support of other members of the Senior Executive Team, are accountable for identifying significant risks and communicating them to the Board of Directors.
- Executive Committees provide enterprise-level oversight for key risks and exposures through the review and endorsement of risk management policies, strategies and control activities. The Executive Committees ensure there are sufficient and qualified risk management resources across the Bank to meet our risk management objectives. These committees meet regularly and hold special meetings where warranted.
- The corporate Risk Management function, headed by the Chief Risk Officer, is responsible for setting enterprise-level policies and practices that reflect the risk tolerance of the Bank, including clear protocols for the escalation of risk events and issues. The Risk Management Department monitors and reports on discrete business and enterprise-level risks that could have a significant impact.

• The Audit and Compliance functions independently monitor and report to management and the Board of Directors on the effectiveness of risk management policies, procedures and internal controls.
• Each business unit owns and is accountable for managing risk, operating within the limits of the Bank's risk management policies, and is responsible for escalating significant risk issues as appropriate. Each business segment has established a risk governance structure that includes appropriate executive level risk oversight. In the case of TD Banknorth, a Board of Directors and independent Board Risk and Audit Committees are in place to provide this oversight. As a U.S. Financial Institution, TD Banknorth is regulated by the Office of the Controller of the Currency (OCC) and the Federal Reserve Bank of Boston (FRB). The TD Banknorth Board and its committees receive reports from these regulators in the normal course of their examinations.
• Business management and risk management professionals in each business unit ensure that policies, processes and internal controls are in place to manage not only the business but also the risks inherent in that business.

HOW WE MANAGE RISK

We have a comprehensive and proactive risk management approach that combines the experience and specialized knowledge of individual business units, risk professionals and the corporate oversight functions. Our approach is designed to promote a strong risk management culture and ensure alignment to our strategic objectives. It includes:
• Maintaining appropriate enterprise-wide risk management policies and practices including guidelines, requirements and limits to ensure risks are managed to acceptable levels;
• Subjecting risk management policies to regular review and evaluation by the Executive Committees and review and approval by the Risk Committee of the Board;
• An integrated enterprise-wide risk monitoring and reporting process that communicates key elements of our risk profile, both quantitatively and qualitatively, to senior management and the Board of Directors;
• Maintaining risk measurement methodologies that support risk quantification, including Value-at-Risk (VaR) analysis, scenario analysis and stress-testing;
• Annual self-assessments by significant business units and corporate oversight functions of their key risks and internal controls. Overall significant risk issues are identified, escalated and monitored as needed;
• Supporting appropriate performance measurement that allocates risk-based economic capital to businesses and charges a cost against that capital;
• Actively monitoring internal and external risk events to assess whether our internal controls are effective;
• Independent and comprehensive reviews conducted by the Audit Department of the quality of the internal control environment and compliance with established risk management policies and procedures.

HOW RISK IS MANAGED AT TD AMERITRADE

Although the Bank does not have a controlling interest in TD Ameritrade, it does have oversight of the risk function through appropriate board and management governance and protocols.

The Bank appoints five of the twelve TD Ameritrade directors, and this number currently includes our Chief Executive Officer, our Group Head Wealth Management and an independent Bank director. TD Ameritrade bylaws, which state that future Chief Executive Officer appointments require approval of two-thirds of the Board, ensure the selection of TD Ameritrade's Chief Executive Officer will require the support of the Bank. The directors we appoint participate in a number of TD Ameritrade Board committees, including chairing the Audit and the Compensation Committees.

Management's oversight processes and protocols are aligned to coordinate necessary inter-company information flow. In addition to regular communication at the Chief Executive Officer level, monthly operating reviews of TD Ameritrade permit the Bank to examine and discuss their operating results and key risks. As well, certain functions, such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. Quarterly reports to our Audit Committee and Risk Committee include comments on any significant internal audit issue at TD Ameritrade; risk issues are reported up to the Risk Committee as required, and at least annually.

Basel II

Basel II is a framework developed by the Basel Committee on Banking Supervision, with the objectives of improving the consistency of capital requirements internationally and making required regulatory capital more risk sensitive. Basel II sets out several options which represent increasingly more risk-sensitive approaches to calculating credit-, market- and operational-risk-based regulatory capital. Under the more sophisticated approaches, banks develop their own internal estimates of risk parameters, which are used in the determination of risk-weighted assets and calculation of regulatory capital.

We have adopted the most sophisticated Advanced Internal Ratings Based (AIRB) approach for credit risk for all material portfolios. Under this approach, we have developed internal risk rating systems based on key risk estimates; first, probability of default (PD) – the degree of likelihood that the borrower will not be able to meet scheduled repayments; second, loss given default (LGD) – the amount of the loss when a borrower defaults on a loan; and third, exposure at default (EAD) – the total amount to which we may be exposed at the time of default. These estimates are derived from our historical loss experience and updated regularly. Our formal application for approval to adopt the AIRB approach was submitted to the Office of the Superintendent of Financial Institutions (OSFI) on October 31, 2007, and we continue to have qualified resources dedicated to implementing Basel II in 2008 and thereafter. OSFI approval to implement the AIRB approach involves a rigorous supervisory review process to confirm that we comply with Basel II's comprehensive standards. When approved, we will be permitted to assess credit risk using our own internal risk rating systems for the purposes of calculating regulatory capital. TD Banknorth, while a material subsidiary, will initially adopt Basel II's "Standardized Approach" to credit risk, with its material portfolios moving to the AIRB approach over time.

We are working towards the implementation of market risk requirements within the OSFI-established timelines. In addition, we are initially adopting the Standardized Approach (TSA) for operational risk in Canada, with TD Banknorth implementing the Basic Indicator Approach (BIA). Dedicated qualified resources and detailed plans are in place to implement the Advanced Measurement Approach (AMA) for operational risk over time.

Basel II will result in increased disclosures of risk management information and the impact on capital beginning in fiscal 2008.

The following pages describe the key risks we face and how they are managed.

Strategic Risk

Strategic risk is the potential for loss arising from ineffective business strategies, the absence of integrated business strategies, the inability to implement those strategies, and the inability to adapt the strategies to changes in the business environment.

Our most significant strategic risks are monitored, assessed, managed and mitigated by senior management, with oversight by the Board.

WHO MANAGES STRATEGIC RISK

The Senior Executive Team manages strategic risk. The Senior Executive Team is composed of the most senior executives of the Bank, representing every significant business and corporate oversight function.

Our overall strategy is established by the President and Chief Executive Officer and the Senior Executive Team, in consultation with and subject to approval by the Board of Directors. In addition, the Enterprise Committee is responsible for the execution of merger and acquisition transactions. Each executive who manages a significant business or function is responsible for managing strategies within that area, and for ensuring that they are aligned with the overall strategy. They are also accountable to the President and Chief Executive Officer and the Senior Executive Team for monitoring, managing and reporting on business risks inherent in their respective strategies.

The President and Chief Executive Officer reports to the Board on the implementation of Bank strategies, identifying business risks within those strategies and how they are managed.

HOW WE MANAGE STRATEGIC RISK

The strategies and operating performance of our significant business units and corporate oversight functions are reviewed by the Senior Executive Team in business performance review sessions. The frequency with which strategies are reviewed in these sessions depends on the risk profile and the magnitude of the business or function concerned.

Credit Risk

Credit risk is the potential for financial loss if a borrower or counterparty in a transaction fails to meet its obligations in accordance with agreed terms.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves settlements between the Bank and other parties or financial institutions – such as derivative transactions and securities inventories – exposes the Bank to some degree of credit risk. For this reason, we lend on a relationship basis, and we manage all of our businesses in a disciplined and conservative manner, with a strict focus on economic returns from client relationships.

Our primary objective is to create a thorough, transparent and methodological approach to our credit risk assessment in order to better understand, select and dynamically manage our exposures to deliver reduced earnings volatility.

Our strategy is to ensure strong central oversight of credit risk in each business, reinforcing a culture of accountability, independence and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide in scope. A strong risk management culture has been integrated into daily processes, decision making and strategy setting, thereby making the understanding of credit risk the responsibility of each and every business.

Credit risk control functions are integrated into each business to reinforce ownership of credit risk, reporting to the Risk Management Department to ensure objectivity and accountability. The business unit credit risk control unit is primarily responsible for adjudication, and is subject to compliance with established policies, exposure guidelines and discretionary limits, as well as adherence to established standards of credit assessment, with escalation to the Risk Management Department for material credit decisions.

Independent oversight of credit risk is provided by the Risk Management Department, through the development of centralized policies to govern and control portfolio risks and product specific policies as required.

The Risk Committee of the Board ultimately oversees the management of credit risk and annually approves all major credit risk policies.

HOW WE MANAGE CREDIT RISK

Credit Risk is managed through a centralized infrastructure based on:

- Centralized approval by the Risk Management Department of all credit risk policies and the discretionary limits of officers throughout the Bank for extending lines of credit;
- The establishment of guidelines to monitor and limit concentrations in the portfolios in accordance with the Board-approved, enterprise-wide policies governing country risk, industry risk and group exposures;
- The development and implementation of credit risk models and policies for establishing borrower and facility risk ratings to quantify and monitor the level of risk and facilitate its management in our Commercial Banking and Wholesale Banking businesses. These models are reviewed on a regular basis to ensure ongoing appropriateness, accuracy and validity;
- Approval of the scoring techniques and standards used in extending, monitoring and reporting of personal credit;
- Implementation of dynamic management processes to monitor country, industry and counterparty risk ratings which include daily, monthly and quarterly review requirements for credit exposures;
- We have implemented an ongoing monitoring process for the key risk parameters that are used in our credit risk models.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of the Bank's capital in that country. The Bank currently has counterparty exposure in a number of countries, with the majority of the exposure in North America. Country risk ratings are based on approved risk rating models and expert judgment, and are used to establish country exposure guidelines covering all aspects of credit exposure, across all businesses. Country risk ratings are dynamically managed and subject to a detailed review on at least an annual basis.

As part of our credit risk strategy, we establish credit exposure limits for specific industry sectors. A systematic approach is used to monitor industry concentration limits and ensure diversification of our loan portfolio. Industry exposure guidelines are a key element of this process as they limit exposure based on an internal risk rating score determined through the use of our industry risk rating model and detailed industry analysis.

If several industry segments are affected by common risk factors, we assign a single exposure guideline to those segments. In addition, for each material industry, the Risk Management Department assigns a concentration limit, which is a percentage of our total wholesale and commercial exposure. We regularly review industry risk ratings to ensure that they properly reflect the risk of the industry.

Through the use of segment-specific models and expert judgment, we assign each borrower a borrower risk rating that reflects the probability of default of the borrower. The borrower risk rating determines the amount of credit exposure we are willing to extend to that borrower. In addition, using a model-based approach, each credit facility extended to a borrower is assigned a facility risk rating to reflect the expected loan recovery rates, in the event a default occurs, based on our assessment of the collateral and/or asset values supporting the facility.

Credit derivatives may be used from time to time to mitigate industry concentration and borrower specific exposure as part of our portfolio diversification techniques.

We use a risk-adjusted return on capital model to assess the return on credit relationships according to the structure and maturity of the loans and the internal risk ratings of the borrowers involved. We review the established risk ratings and return on capital for each borrower at least once every year.

Personal and Small Business Credit

Our personal credit segment is composed of a large number of customers, and includes residential mortgages, unsecured loans, credit card receivables and small business credits. Credit risk is evaluated through statistically derived analytical models and decision strategies. Requests for personal credit are processed using automated credit and behavioural scoring systems or, for larger and more complex transactions, directed to underwriters in regional credit centres who operate within clear limits. Once retail credits are funded they are continually monitored with quantitative customer management programs utilizing current internal and external risk indicators to identify changes in risk. The centralized quantitative review of personal credit has resulted in well-balanced portfolios with predictable risk performance.

Stress Testing

Sensitivity and stress tests are used to ascertain the size of probable losses under a range of scenarios for our credit portfolios. Sensitivity tests are performed using different market/economic assumptions to examine the impact on portfolio metrics. Stress tests are also employed to assess client-specific and portfolio vulnerability to the effects of severe but plausible conditions, such as material market or industry disruption or economic downturn.

Market Risk

Market risk is the potential for loss from changes in the value of financial instruments. The value of a financial instrument can be affected by changes in interest rates, foreign exchange rates, equity and commodity prices and credit spreads.

We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios, we are active participants in the market, seeking to realize returns for the Bank through careful management of our positions and inventories. In our non-trading activities, we are exposed to market risk through the transactions that our customers execute with us.

MARKET RISK IN TRADING ACTIVITIES

The four main trading activities that expose us to market risk are:

- Market making: We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices;
- Sales: We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark-ups and commissions;
- Arbitrage: We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies;
- Positioning: We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Trading Risk Management within the Risk Management Department.

The Market Risk and Capital Committee is chaired by the Senior Vice President, Trading Risk Management and includes members of senior management from Wholesale Banking. They meet regularly to conduct a review of the market risk profile of our trading businesses, recommend changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.

HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES

Managing market risk plays a key part in the assessment of any business strategy. We begin new trading operations or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk tolerance and business expertise, and if the appropriate infrastructure is in place to monitor, control and manage the risk.

Trading Limits

We set trading limits that are consistent with the approved business plan for each business and our tolerance for the market risk of that business. In setting limits we take into account market volatility, market liquidity, organizational experience and business strategy. Limits are prescribed at the desk level, portfolio level, and business line level, and in Wholesale Banking in aggregate.

Market risk limits are based on the key risk drivers in the business and can include notional limits, credit spread limits, yield curve shift limits, price and volatility shift limits. A variety of other limits are also reviewed.

Another primary measure of trading limits is VaR, which measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time. We use VaR to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities.

At the end of each day, risk positions are compared with risk limits, with excesses reported in accordance with established market risk policies and procedures. For selected high-impact excesses, there is an immediate escalation process to the Chief Risk Officer.

Calculating VaR

We estimate VaR by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the market price and rate changes of the most recent 259 trading days. VaR is then computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

The accompanying graph discloses daily VaR.

Value-at-Risk[1]
(millions of Canadian dollars)



0
-5
-10
-15
-20
VaR (General)
Nov 1/06
Dec 1/06
Jan 2/07
Feb 1/07
Mar 1/07
Apr 2/07
May 1/07
Jun 1/07
Jul 3/07
Aug 1/07
Sept 4/07
Oct 1/07
Oct 31/07

[1] VaR data excludes the Bank's position in TD Ameritrade.

TABLE 36 VALUE-AT-RISK

For the years ended October 31				2007				2006
(millions of Canadian dollars)	**Year-end**	**Average**	**High**	**Low**	Year-end	Average	High	Low
Interest rate risk	**$(14.1)**	**$(8.1)**	**$(14.2)**	**$(3.9)**	$(4.0)	$(8.2)	$(14.0)	$(3.5)
Equity risk	**(4.8)**	**(6.9)**	**(13.8)**	**(2.8)**	(6.0)	(5.6)	(10.8)	(3.3)
Foreign exchange risk	**(1.8)**	**(2.0)**	**(3.9)**	**(0.8)**	(1.2)	(2.1)	(4.4)	(0.5)
Commodity risk	**(2.1)**	**(1.4)**	**(4.5)**	**(0.4)**	(1.0)	(1.3)	(4.2)	(0.4)
Diversification effect[1]	**12.7**	**8.5**	**n/m[2]**	**n/m[2]**	5.0	7.3	n/m[2]	n/m[2]
General Market Value-at-Risk	**$(10.1)**	**$(9.9)**	**$(15.2)**	**$(4.7)**	$(7.2)	$(9.9)	$(14.8)	$(6.2)

[1] The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification effect.

[2] Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stress Testing

Our trading business is subject to an overall global stress test limit. As well, each global business has a stress test limit, and each broad risk class has an overall stress test limit. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible moves in key market risk factors.

Stress tests are produced and reviewed regularly with the Chief Risk Officer, and with the Market Risk and Capital Committee.

MARKET RISK IN INVESTMENT ACTIVITIES

We are also exposed to market risk in the Bank's own investment portfolio and in the merchant banking business. Risks are managed through a variety of processes, including identification of our specific risks and determining their potential impact. Policies and procedures are established to monitor, measure and mitigate those risks.

WHO MANAGES RISK IN INVESTMENT ACTIVITIES

The TDBFG Investment Committee regularly reviews the performance of the Bank's own investments and assesses the success of the portfolio managers. Similarly, the Merchant Banking Investment Committee reviews and approves merchant banking investments. The Risk Committee of the Board reviews and approves the investment policies and limits for the Bank's own portfolio and for the merchant banking business.

HOW WE MANAGE RISK IN INVESTMENT ACTIVITIES

We use advanced systems and measurement tools to manage portfolio risk. Risk intelligence is embedded in the investment decision-making process by integrating performance targets, risk/return tradeoffs and quantified risk tolerances. Analysis of returns identifies performance drivers, such as sector and security exposures, as well as the influence of market factors.

MARKET RISK IN NON-TRADING BANKING TRANSACTIONS

We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as "asset and liability" positions.

Asset/Liability Management

Asset/liability management deals with managing the market risks of our traditional banking activities. Market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT

The Treasury and Balance Sheet Management Department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability Committee, which is chaired by the Chief Financial Officer, and includes other senior executives. The Risk Committee of the Board periodically reviews and approves all asset/liability management market risk policies and receives reports on compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS

When Bank products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

Managing Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net income contribution from our asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

- Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value;
- Measuring the contribution of each Bank product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers;
- Developing and implementing strategies to stabilize net income from all personal and commercial banking products.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called "mismatched positions." An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.

Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.

Interest rate risk is measured using various interest rate "shock" scenarios to estimate the impact of changes in interest rates on both the Bank's annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in our annual net interest income from a 100-basis-point unfavourable interest-rate shock due to mismatched cash flows. EVaR is defined as the difference in the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance-sheet instruments, resulting from a 100-basis-point unfavourable interest-rate shock.

Valuations of all asset and liability positions, as well as off-balance-sheet exposures, are performed regularly. Our objectives are to protect the present value of the margin booked at the time of inception for fixed-rate assets and liabilities, and to reduce the volatility of net interest income over time.

The interest rate risk exposures from instruments with closed (non-optioned) fixed-rate cash flows are measured and managed separately from embedded product options. Projected future cash flows include the impact of modeled exposures for:

- An assumed maturity profile for our core deposit portfolio;
- Our targeted investment profile on our net equity position;
- Liquidation assumptions on mortgages other than from embedded pre-payment options.

The objective of portfolio management within the closed book is to eliminate cash flow mismatches, thereby reducing the volatility of net interest income.

Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk.

Our exposure from freestanding mortgage rate commitment options is modeled based on an expected funding ratio derived from historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model an exposure to declining interest rates resulting in margin compression on certain demand deposit accounts that are interest rate sensitive. Product option exposures are managed by purchasing options or through a dynamic hedging process designed to replicate the payoff on a purchased option.

The following graph shows our interest rate risk exposure (EVaR) on all instruments within the financial position, that is, the closed (non-optioned) instruments plus product options. In 2007, the portfolio was more sensitive to an immediate and sustained 100-basis-point decrease in rates than an increase in rates. Had such a decrease occurred, the economic value of shareholders' equity would have decreased by $62.4 million after tax. Similarly, the portfolio in 2006 also was more sensitive to a 100-basis-point decrease in rates, which would have caused an after-tax decrease of $67.7 million. During the year ending October 31, 2007, the EVaR for the total portfolio ranged from $24 to $77 million. The current exposure is well within the Board-approved limits, and represents a closely hedged portfolio based on product assumptions.

All instruments portfolio
Economic Value at Risk After Tax – Oct 31, 2007 and Oct 31, 2006
(millions of Canadian dollars)



2007
2006
$50
0
-50
-100
-150
-200
Change in present value
2007: -62.4 million
2006: -67.7 million
-2.0
-1.5
-1
-0.5
0
0.5
1.0
1.5
2.0
Parallel interest rate shock percentage

Includes TD Banknorth and TD Bank USA

For the Earnings at Risk measure, a 100-basis point increase in rates on October 31, 2007 would have reduced pre-tax net income by $5.5 million in the next 12 months, compared to $4.3 million on October 31, 2006.

Managing Non-trading Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

We are exposed to non-trading foreign exchange risk from our investments in foreign operations, and when our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net income and equity, and also our capital ratios. Our objective is to minimize these impacts.

Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of risk-weighted assets (RWA) that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from the Bank's net investments in foreign operations is hedged to the point where capital ratios change by no more than a tolerable amount for a given change in foreign exchange rates. The tolerable amount increases as our capital ratio increases.

WHY PRODUCT MARGINS FLUCTUATE OVER TIME

As explained above, our approach to asset/liability management locks in margins on fixed-rate loans and deposits as they are booked. It also mitigates the impact of an instantaneous interest-rate shock on the level of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets can change over time for the following reasons:

- Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
- The weighted-average margin on average earning assets will shift due to changes in the mix of business.
- Changes in the prime-Bankers' Acceptances (BA) basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.
- The general level of interest rates will impact the return we generate on our modeled maturity profile for core deposits and the investment profile for our net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

Our approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.

Simulation modeling of net interest income is employed to assess the level and changes in net interest income to be earned over time under various interest rate scenarios. It also includes the impact of projected product volume growth, new margin and product mix assumptions.

Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

As a financial organization, we must always ensure that we have access to enough readily-available funds to cover our financial obligations as they come due and to sustain and grow our assets and operations both under normal and stress conditions. In the unlikely event of a funding disruption, we need to be able to continue to function without being forced to sell too many of our assets. The process that ensures adequate access to funds is known as the management of liquidity risk.

WHO MANAGES LIQUIDITY RISK

The Asset/Liability Committee oversees our liquidity risk management program. It ensures that an effective management structure is in place to properly measure and manage liquidity risk. In addition, a Global Liquidity Forum, comprising senior management from Finance, Treasury and Balance Sheet Management and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the Asset/Liability Committee to maintain our liquidity position within limits in both normal and stress conditions.

We have one global liquidity risk policy, but the major operating areas measure and manage liquidity risks as follows:

- The Treasury and Balance Sheet Management Department is responsible for consolidating and reporting the Bank's global liquidity risk position and for managing the Canadian Personal and Commercial Banking liquidity position.
- Wholesale Banking is responsible for managing the liquidity risks inherent in the wholesale banking portfolios.
- TD Banknorth is responsible for managing its liquidity position.

Each area must comply with the Global Liquidity Risk Management policy that is periodically reviewed and approved by the Risk Committee of the Board.

HOW WE MANAGE LIQUIDITY RISK

Our overall liquidity requirement is defined as the amount of liquidity required to fund expected cash outflows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

We measure liquidity requirements using a conservative base-case scenario to define the amount of liquidity that must be held at all times for a specified minimum period. This scenario provides coverage for 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecast operational requirements. In addition, we provide for coverage of Bank-sponsored funding programs, such as BAs we issue on behalf of clients, and Bank-sponsored ABCP. We also use an extended liquidity coverage test to ensure that we can fund our operations on a fully collateralized basis for a period up to one year.

We meet liquidity requirements by holding assets that can be readily converted into cash, and by managing our cash flows. To be considered readily convertible into cash, assets must be currently marketable, of sufficient credit quality and available for sale. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets needed for collateral purposes or those that are similarly unavailable are not considered readily convertible into cash.

While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on a global basis to ensure consistent and efficient management of liquidity risk across all of our operations. On October 31, 2007, our consolidated surplus liquid-asset position up to 90 days was $7.8 billion, compared with a surplus liquid-asset position of $18.8 billion on October 31, 2006. Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days.

If a liquidity crisis were to occur, we have contingency plans in place to ensure that we can meet all our obligations as they come due.

At the time of preparing this report, global debt markets were experiencing a significant liquidity event. During that time, we continued to operate within our liquidity risk management framework and limit structure.

FUNDING

We have a large base of stable retail and commercial deposits, making up over 64% of our total funding. In addition, we have an active wholesale funding program to provide access to widely diversified funding sources, including asset securitization. Our wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of deposits that we can hold from any one depositor so that we do not overly rely on one or a small group of customers as a source of funding. We also limit the amount of wholesale funding that can mature in a given time period.

In 2007, we securitized and sold $6.2 billion of mortgages and $1.0 billion of lines of credit. In addition, we issued $5.1 billion of other medium and long-term senior debt funding, $6.6 billion of subordinated debt and $0.8 billion of preferred shares.

Insurance Risk

Insurance risk is the risk of loss due to actual insurance claims exceeding the expected insurance claims. This risk can arise due to improper estimation or selection of the underlying risks, poor product design, adverse development of insurance liabilities, extreme or catastrophic events, as well as the inherent randomness associated with the risks insured.

Insurance by nature involves the distribution of products that transfer individual risks with the expectation of a return built into the insurance premiums earned. We are exposed to insurance risk in our property and casualty insurance business, and in our life and health insurance and reinsurance businesses.

WHO MANAGES INSURANCE RISK

Primary responsibility for managing insurance risk lies with senior management within the insurance business units, with oversight from the Risk Management Department. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian insurance company subsidiaries. The insurance company subsidiaries also have their own separate boards of directors, as well as independently appointed Actuaries that provide additional risk management oversight.

HOW WE MANAGE INSURANCE RISK

We maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements, as well. Reinsurance protection is purchased to further minimize exposure to fluctuations in claims, notably the exposure to natural catastrophes in the property and casualty insurance business. We also manage risk through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Operating a complex financial institution exposes our businesses to a broad range of operational risks, including failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace safety and damage to physical assets originating from internal or outsourced business activities. The impact can result in financial loss, reputational harm or regulatory censure and penalties.

Managing operational risk is imperative to creating and sustaining shareholder value, operating efficiently and providing reliable, secure and convenient access to financial services. This involves ensuring we maintain an effective operational risk management framework of policies, processes, resources and internal controls for managing operational risk to acceptable levels.

WHO MANAGES OPERATIONAL RISK

The Risk Management Department is responsible for the design and maintenance of our overall operational risk management framework that sets out the enterprise level governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. The Risk Management Department facilitates appropriate monitoring and reporting of our operational risk exposures and policy compliance to senior management, the Operational Risk Oversight Committee and the Risk Committee of the Board.

We also maintain specialist groups who focus exclusively on managing specific operational risk exposures that require targeted mitigation activities. These areas are responsible for setting enterprise-level policies and maintaining appropriate oversight in particular areas such as business continuity, outsourcing management, technology risk management and information security.

The senior management of individual business units has primary accountability for the ongoing management of operational risk in accordance with our operational risk management policies. Each business unit and corporate area has an independent risk management function that implements the operational risk management framework consistent with the nature and scope of the operational risks to which the area is exposed. Each business unit has a Risk Management Committee consisting of the senior executives in the unit that provides oversight on operational risk management issues and initiatives.

HOW WE MANAGE OPERATIONAL RISK

Through the operational risk management framework, we maintain a system of comprehensive policies, processes and methodologies to manage operational risk to acceptable levels and emphasize proactive management practices. Key operational risk management practices include:

Risk and Control Self-Assessment

Internal control serves as one of the primary lines of defence in safeguarding our employees, customers, assets, information and preventing and detecting errors and fraud. The Risk and Control Self-Assessment is a comprehensive process adopted by each of our businesses and corporate areas to proactively identify key operational risks to which they are exposed and assess whether there are appropriate internal controls in place to mitigate these risks. Management also uses the results of this process to ensure their businesses maintain effective internal controls in compliance with our operating and risk management policies.

Operational Risk Event Monitoring

Operational risk event monitoring is important to maintain our awareness of the risks we encounter and to assist management in taking constructive action to reduce our exposure to future losses. We use a centralized reporting system to monitor and report on internal and external operational risk events. This event data is analyzed to determine trends for benchmarking, and to gain an understanding of the types of risks our businesses and the Bank face.

Risk Reporting

The Risk Management Department, in partnership with business management, facilitates regular reporting of key risk indicators and other risk-related metrics to senior management and the Board of Directors that provide transparent information regarding the level and direction of risk throughout the Bank. Significant operational risk issues and action plans are systematically tracked and reported to ensure management accountability and attention is maintained.

Insurance

The Risk Management Department actively manages a portfolio of insurance and other risk mitigating arrangements to provide additional protection from loss. They assess the type and level of corporate and third-party insurance coverage that is required to ensure it meets our tolerance for risk and statutory requirements. This includes conducting in-depth risk and financial analysis and identifying opportunities to transfer our risk where appropriate.

Technology and Information

Managing the operational risk exposures related to our use of technology and information is of significant importance. Technology and information is used in virtually all aspects of our business and operations, including creating and supporting new markets, competitive products and delivery channels.

Technology and information risk exposures associated with the operational integrity and security of our information, systems and infrastructure are actively managed through the implementation of enterprise-level technology risk and information security management programs that are patterned on industry best practices and our operational risk management framework. These management programs include robust threat and vulnerability assessments, security and disciplined change management practices.

Business Continuity Management

Business Continuity Management is a vital and integral part of our operational risk management framework. It includes maintaining enterprise-wide business continuity management practices, which allow the executive and senior management to continue to manage and operate their business under adverse conditions, through the execution of resilient strategies, recovery objectives, business continuity and crisis management plans and communication protocols. All areas maintain and regularly test business continuity plans to address the loss or failure of any component on which critical functions depend.

Outsourcing Management

Outsourcing is any arrangement where a service provider performs a business activity, function or process on our behalf that we could normally be expected to perform ourselves. Outsourcing business activities are beneficial by providing access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these arrangements bring benefits to our businesses and customers, we recognize that there are attendant risks that need to be managed. To minimize our exposure to risks related to outsourcing, we maintain an enterprise-level outsourcing risk management program that includes specifying minimum standards for due diligence and ongoing monitoring of service providers, according to significance of the particular outsourcing arrangement.

Regulatory and Legal Risk

Regulatory risk is the risk of not complying with regulatory and comparable requirements. Legal risk is the risk of non-compliance with legal requirements, including the effectiveness of preventing and handling litigation.

Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory and legal risk in virtually all of our activities. Failure to meet regulatory and legal requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts our reputation at risk. Financial penalties, unfavourable judicial or regulatory judgments and other costs associated with legal proceedings may also adversely affect the earnings of the Bank.

Regulatory and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES REGULATORY AND LEGAL RISK

Business units and corporate areas are responsible for managing day-to-day regulatory and legal risk, while the Legal and Compliance Departments assist them by providing advisory and oversight services.

The Compliance Department is responsible for the risk-based identification and effective monitoring of regulatory risk across our organization, and is charged with ensuring that key day-to-day business controls are sufficiently robust to maintain compliance with applicable legislation.

Internal and external Legal counsel also work closely with the business units and corporate functions to identify areas of potential regulatory and legal risk, and actively manage them to reduce the Bank's exposure.

HOW WE MANAGE REGULATORY AND LEGAL RISK

Our Code of Conduct and Ethics helps set the "tone at the top" for a culture of integrity within our organization. The Code stipulates that concern for what is right should be the first consideration in all business decisions and actions, and that includes compliance with the law. All directors, officers and employees are required to attest annually that they understand the Code and have complied with its provisions.

Business units and corporate areas manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. The Legal and Compliance Departments assist them by:

- Communicating and advising on regulatory and legal requirements and emerging compliance risks to each business unit as required;
- Implementing or assisting with policies, procedures and training;
- Independently monitoring and testing for adherence to regulatory and legal requirements, as well as the effectiveness of associated key internal controls;
- Tracking, escalating and reporting significant issues and findings to senior management and the Board; and
- Liaising with regulators as appropriate regarding new or revised legislation, or regulatory examinations.

Additionally, enterprise-wide management of legal and regulatory risk is carried out through the Legislative Compliance Management Program (LCM) run by the Compliance Department. Through LCM, legislative requirements and associated key controls are assessed across the organization, using a risk-based approach. Where any gaps are identified, action plans are implemented and are tracked on a regular basis. Business senior management must attest annually in writing as to compliance with applicable legislative requirements and measures taken to address gaps. Based upon these attestations, the Chief Compliance Officer provides an annual LCM certification to the Audit Committee of the Board.

Finally, while it is not possible to completely eliminate legal risk, the Legal Department also works closely with business units and other corporate areas to draft and negotiate legal agreements to manage those risks, to provide advice on the performance of legal obligations under agreements and applicable legislation, and to manage litigation to which the Bank and its subsidiaries are a party.

Reputational Risk

Reputational risk is the potential that negative publicity, whether true or not, regarding an institution's business practices, actions or inactions, will or may cause a decline in the institution's value, liquidity or customer base.

A company's reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk cannot be managed in isolation from other forms of risks. All risks can have an impact on reputation, which in turn can impact the brand, earnings and capital. Credit, market, operational, insurance, liquidity and regulatory and legal risks must all be managed effectively in order to safeguard the Bank's reputation.

We have an enterprise-wide Reputational Risk Management Policy, approved by the Risk Committee of the Board. This policy established a framework under which each business unit is required to implement a reputational risk policy and procedures, including designating a business-level committee to review reputational risk issues and to identify issues to be escalated to the enterprise-wide Reputational Risk Committee. In our wholesale business, we also have defined and documented a process to approve structured transactions. The process involves committees with representation from the businesses and control functions, and includes consideration of all aspects of a new structured product, including reputational risk.

WHO MANAGES REPUTATIONAL RISK

Ultimate responsibility for the Bank's reputation lies with the Senior Executive Team and the executive committees that examine reputational risk as part of their ongoing mandate. The Reputational Risk Committee is the executive committee with the enterprise-wide responsibility for making decisions on reputational risks. The purpose of the Committee is to ensure that new and existing business activities, transactions, products or sales practices that are referred to it are subject to a sufficiently broad and senior review to fully consider the associated reputational risk issues. However, every employee and representative of our organization has a responsibility to contribute in a positive way to our reputation. This means ensuring that ethical practices are followed at all times, that interactions with our stakeholders are positive, and that we comply with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance our reputation.

Environmental Risk

Environmental risk is the possibility of loss to our financial, operational or reputational value resulting from the impact of environmental issues or concerns.

Protecting and preserving the environment is very important to our business and operations, both within Canada and internationally. We are sensitive to our environmental footprint, and carefully manage environmental risks that may affect our financial, operational or reputational value. Important environmental issues and concerns include habitat degradation, forestry biodiversity, climate change and the impact on indigenous peoples.

WHO MANAGES ENVIRONMENTAL RISK

The Corporate Environmental Affairs group, in partnership with Corporate Operations, is responsible for the design and implementation of our Environmental Management System (EMS), which sets out the policy, processes and procedures for systematically identifying environmental risk issues and impacts on our business, as well as setting goals for compliance, performance and continuous improvement. Responsibility for management of environmental risk is distributed throughout the organization, and also is integrated within the management of other risks such as credit, operational and reputational risk.

HOW WE MANAGE ENVIRONMENTAL RISK

There are two principal sources of environmental risk to our business: ownership or operation of physical premises and, second, the actions of our borrowers. These sources of risk are actively managed through our EMS and credit risk management processes. Credit risk management involves establishing credit policy and monitoring the credit assessment process, as well as obtaining environmental assessments where necessary. In 2007, our credit granting practices in the area of project finance were further enhanced with the adoption of the internationally-recognized Equator Principles for determining, assessing and managing social and environmental risk.

A key component of the EMS is our Environmental Policy, approved by the Risk Committee of the Board, and our complementary Environmental Management Framework. Together, the Policy and Framework guide how we will manage and minimize the potential impact of environmental risks and issues arising from our business and operations. We also monitor policy and legislative developments, and continue to have an ongoing dialogue with environmental organizations, industry associations and socially responsible investment organizations. These discussions focus on the role that banks could or should take on certain environmental issues that we believe are important to our customers and the communities in which we operate.

For more information on our Environmental Policy and Environmental Management Framework and related activities, please refer to our Corporate Responsibility Report, which is available at our website www.td.com.

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Estimates

The Bank's accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank's significant accounting policies is presented in the Notes to the Consolidated Financial Statements. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank's critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management's judgment and estimates include accounting for loan losses, accounting for the fair value of financial instruments, accounting for income taxes, accounting for securitizations and variable interest entities, the valuation of goodwill and other intangibles, accounting for pensions and post-retirement benefits, and contingent liabilities.

ACCOUNTING FOR LOAN LOSSES

Accounting for loan losses is an area of importance given the size of the Bank's loan portfolio. The Bank has two types of allowances against loan losses – specific and general. Loan impairment is recognized when the Bank determines, based on its identification and evaluation of problem loans and accounts, that the timely collection of all contractually due interest and principal payments is no longer assured. Judgment is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Management's judgment is based on its assessment of probability of default, loss given default and exposure at default. Changes in these estimates, due to a number of circumstances, can have a direct impact on the provision for loan losses and may result in a change in the allowance. Changes in the allowance, if any, would primarily impact the Canadian Personal and Commercial Banking, the U.S. Personal and Commercial Banking and the Wholesale Banking segments. Reviews by regulators in Canada and the U.S. bring a measure of uniformity to specific allowances recorded by banks.

General allowance requires management's judgment and the provision depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. In establishing the appropriateness of general allowance, in addition to management's judgment, the Bank refers to internally developed models that utilize parameters for probability of default (PD), loss given default (LGD) and exposure at default (EAD). These models calculate a high and low range of allowance levels. If the Wholesale/Commercial parameters were independently increased or decreased by 10%, then the model would indicate an increase or decrease to the mean of the range in the amount of $7 million for PD, $7 million for LGD and $23 million for EAD, respectively.

The Managing Risk section on pages 60 to 70 of this MD&A provides a more detailed discussion regarding credit risk. Also, see Note 3 to the Bank's Consolidated Financial Statements for additional disclosures regarding the Bank's allowance for credit losses.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of publicly traded financial instruments is based on published market prices, adjusted for daily margin settlements, where applicable. The fair value for a substantial majority of financial instruments is based on published and quoted market prices or valuation models that use independently observable market inputs. Independently observable market inputs include interest rate yield curves, foreign exchange rates and option volatilities. The valuation models incorporate prevailing market rates and take into account factors, such as counterparty credit quality, liquidity and concentration. Certain derivatives are valued using models with non-observable market inputs, where the inputs estimated are subject to management's judgment. These derivatives are normally not actively traded and are complex. For example, certain credit products are valued using models with inputs, such as correlation and recovery rates, that are non-observable. Uncertainty in estimating the inputs can impact the amount of revenue or loss recorded for a particular position. Where a market input is not observable, the Bank defers all of the inception profit. Management's judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded derivatives.

The Bank has controls in place to ensure that the valuations derived from the models and inputs are appropriate. These include independent review and approval of valuation models and inputs, and independent review of the valuations by qualified personnel. As the market for complex derivative products develops, the pricing for these products may become more transparent, resulting in refinement of valuation models. For a discussion of market risk, refer to page 64 of this MD&A. As described in Note 22 to the Consolidated Financial Statements, for financial instruments whose fair value is estimated using valuation techniques based on non-observable market inputs that are significant to the overall valuation, the difference between the fair value at initial recognition represented by the transaction price and the fair value determined using the valuation technique is recognized in income when the inputs become observable. The total amount of change in fair value recognized in income for the year ended October 31, 2007 relating to these financial instruments was $62 million, which is before the impact of hedges and includes changes in both the observable and non-observable market inputs. Note 22 also summarizes the aggregate profit not recognized due to the difference between the transaction price and amount determined using valuation techniques with significant non-observable market inputs at inception.

We believe that the estimates of fair value are reasonable, given the process for obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes described above. The valuations are also validated by past experience and through the actual cash settlement of contracts.

Valuation of private equity investments requires management's judgment due to the absence of quoted market prices, inherent lack of liquidity and the longer-term nature of such investments. Private equity investments are initially recorded at cost and compared with fair value on a periodic basis. Fair value is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation and amortization. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation, which may vary from one reporting period to another. These estimates are monitored and reviewed on a regular basis by us for consistency and reasonableness. Any imprecision in these estimates can affect the resulting fair value. The inherent nature of private equity investing is that management's valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Available-for-sale and held-to-maturity securities are written down to their fair value through the Consolidated Statement of Income when there is an impairment in value that is considered to be other than temporary in nature. The determination of whether or not other-than-temporary impairment exists is a matter of judgment. We review these securities regularly for possible impairment that is other than temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment's performance. Specifically, impairment of the value of an investment may be indicated by conditions, such as a prolonged period during which the fair value of the investment is less than its carrying value, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities or liquidity or going concern problems of the investee.

All of the Bank's segments are impacted by this accounting policy.

The following table summarizes the Bank's significant financial assets and financial liabilities carried at fair value by valuation methodology.

TABLE 37 | FINANCIAL ASSETS AND FINANCIAL LIABILITIES CARRIED AT FAIR VALUE BY VALUATION METHODOLOGY

(millions of Canadian dollars)	Financial assets					Financial liabilities		As at October 31, 2007
	Trading securities	Securities designated as trading under the fair value option	Available-for-sale securities	Derivatives	Loans designated as trading under the fair value option	Obligations related to securities sold short	Derivatives	Trading deposits
Fair value	**$77,637**	**$2,012**	**$34,355**	**$38,918**	**$1,235**	**$24,195**	**$41,621**	**$45,348**
Based on:								
Published quoted market prices	**48%**	**50%**	**38%**	**2%**	**–%**	**53%**	**2%**	**–%**
Valuation techniques with significant observable market inputs or broker-dealer quotes	**51%**	**50%**	**62%**	**98%**	**100%**	**47%**	**97%**	**99%**
Valuation techniques with significant non-observable market inputs	**1%**	**–%**	**–%**	**–%**	**–%**	**–%**	**1%**	**1%**
Total %	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**

The potential effect of using reasonable possible alternative assumptions for valuing these financial instruments would range from a reduction in the fair value by $68 million to an increase in the fair value by $82 million (before changes in valuation adjustments).

ACCOUNTING FOR SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

There are two key determinations relating to accounting for securitizations. The first key determination is in regard to bank-originated securitized assets. A decision must be made as to whether the securitization should be considered a sale under GAAP. GAAP requires that specific criteria be met in order for the Bank to have surrendered control of the assets and thus be able to recognize a gain or loss on sale. For instance, the securitized assets must be isolated from the Bank and placed beyond the reach of the Bank and its creditors, even in the case of bankruptcy or receivership. In determining the gain or loss on sale, management estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by management. If actual cash flows are different from our estimate of future cash flows then the gains or losses on the securitization recognized in income will be adjusted. Effective November 1, 2006, retained interests are classified as trading securities and are carried at fair value on the Bank's Consolidated Balance Sheet. Note 4 to the Bank's Consolidated Financial Statements provides additional disclosures regarding securitizations, including a sensitivity analysis for key assumptions. For 2007, there were no significant changes to the key assumptions used in estimating the future cash flows. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

The second key determination is whether the VIE should be consolidated. All of the Bank's securitization trusts are considered VIEs. Current GAAP requires consolidation of a VIE only when the Bank is the primary beneficiary, and exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns. In addition, if the VIE is a QSPE then the Bank does not consolidate the VIE. Management uses judgment to estimate the expected losses and expected residual returns in order to determine if the Bank retains substantially all of the residual risk and rewards of the VIE. Under current GAAP, all of the Bank-originated assets transferred to VIEs meet the criteria for sale treatment and non-consolidation. This accounting policy impacts Canadian Personal and Commercial Banking, Wholesale Banking and the Corporate segment.

VALUATION OF GOODWILL AND OTHER INTANGIBLES

Under GAAP, goodwill is not amortized, but is instead assessed for impairment at the reporting unit level annually, and if an event or change in circumstances indicates that the asset might be impaired. Goodwill is assessed for impairment by determining whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. When the fair value of the reporting unit is less than its carrying value, the fair value of the goodwill in that reporting unit is compared to its carrying value. If the fair value of goodwill is less than its carrying value, goodwill is considered to be impaired and a charge for impairment is recognized immediately. The fair value of the Bank's reporting units are determined from internally developed valuation models that consider various factors, such as normalized and projected earnings, price earnings multiples and discount rates. Management uses judgment in estimating the fair value of reporting units and imprecision in any assumptions and estimates used in the fair value calculations could influence the determination of goodwill impairment and affect the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable in the existing environment. Where possible, fair values generated internally are compared to market information. The carrying values of the Bank's reporting units are determined by management using economic capital models to adjust net assets and liabilities by reporting unit. These models consider various factors, such as market risk, credit risk, and operational risk, and are designed to produce the equity capital a reporting unit would have if it was a stand-alone entity. The Capital Management Committee reviews the Bank's allocation of economic capital to the reporting unit.

The estimated fair value of each of our groups of reporting units was significantly greater than the carrying value, including goodwill. On an individual groups of reporting units basis, the estimated fair value of any of our groups of reporting units would have to decline by more than 30% before a detailed impairment assessment would be required.

Intangible assets that derive their value from contractual customer relationships or that can be separated and sold, and have a finite useful life, are amortized over their estimated useful life. Determining the estimated useful life of these finite life intangible assets requires an analysis of the circumstances and management's judgment. Finite life intangible assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. Such circumstances would indicate potential intangible asset impairment and would require a cash flow analysis at that time. The finite life intangible assets would be written down to net recoverable value based on expected future cash flows. This accounting policy impacts all of the Bank's business segments. See Note 5 to the Consolidated Financial Statements for additional disclosures regarding goodwill and other intangibles.

ACCOUNTING FOR PENSIONS AND POST-RETIREMENT BENEFITS

Pension and post-retirement benefits obligation and expense are dependent on the assumptions used in calculating these amounts. The actuarial assumptions are determined by management and are reviewed annually by the Bank's actuaries. These assumptions include the discount rate, the rate of compensation increase, the overall health care cost trend rate and the expected long-term rate of return on plan assets. The discount rate used to value liabilities is based on long-term corporate AA bond yields as at the valuation date. The other assumptions are also long-term estimates. The expected long-term rate of return on plan assets assumption is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. As these assumptions relate to factors that are long term in nature, they are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and post-retirement benefits expense in future years.

The following table provides the sensitivity of the accrued pension benefit obligation and the pension expense for the Bank's principal pension plan to changes in the discount rate, expected long term return on plan assets assumption and rate of compensation increase as at October 31, 2007. The sensitivity analysis provided in the table is hypothetical and should be used with caution. All of the Bank's segments are impacted by this accounting policy. For a further discussion of the key assumptions used in determining the Bank's annual pension expense and accrued benefit obligation, see Note 16 to the Consolidated Financial Statements.

TABLE 38 **SENSITIVITY OF CHANGE IN KEY ASSUMPTIONS**

(millions of Canadian dollars)	Obligation	Expense
Impact of a change of 1.0% in key assumptions		
Discount rate assumption used	5.60%	5.50%
Decrease in assumption	$ 278	$ 45
Increase in assumption	$ (220)	$ (31)
Expected long-term return on assets assumption used	N/A	6.75%
Decrease in assumption	N/A	$ 20
Increase in assumption	N/A	$ (20)
Rate of compensation increase assumption used	3.50%	3.50%
Decrease in assumption	$ (68)	$ (28)
Increase in assumption	$ 76	$ 19

ACCOUNTING FOR INCOME TAXES

Accounting for current income taxes requires the Bank to exercise judgment for issues relating to certain complex transactions, known issues under discussion with tax authorities and matters yet to be settled in court. As a result, the Bank maintains a tax provision for contingencies and regularly assesses the adequacy of this tax provision.

Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes impacts all of the Bank's segments and requires judgment in the following key situations:

- Future tax assets are assessed for recoverability. The Bank records a valuation allowance when it believes, based on all available evidence, that it is more likely than not that all of the future tax assets recognized will not be realized prior to their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would record an additional valuation allowance to reduce its future tax assets to the amount that it believes can be realized. The magnitude of the valuation allowance is significantly influenced by the Bank's forecast of future profit generation, which drives the extent to which it will be able to utilize the future tax assets.
- Future tax assets are calculated based on tax rates expected to be in effect in the period in which they will be realized. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.
- The Bank has not recognized a future income tax liability for undistributed earnings of certain operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $428 million at October 31, 2007.

CONTINGENT LIABILITIES

The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

Contingent litigation loss accruals are established when it becomes probable that the Bank will incur an expense and the amount can be reasonably estimated. In addition to the Bank's management, internal and external experts are involved in assessing probability and in estimating any amounts involved. Throughout the existence of a contingency, the Bank's management or its experts may learn of additional information that may impact its assessments about probability or about the estimates of amounts involved. Changes in these assessments may lead to changes in recorded loss accruals. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts accrued for those claims.

See Note 25 to the Bank's Consolidated Financial Statements for more details.

DERIVATIVES

The impact of non-trading derivatives on net interest income and other income for the year ended October 31, 2007 is provided in Table 39 below.

TABLE 39 **NON-TRADING DERIVATIVES**

(millions of Canadian dollars)	Non-trading derivatives qualifying for hedge accounting	Non-trading derivatives not qualifying for hedge accounting
Net interest income (loss)	$ (65.3)	$ 56.9
Other income	2.2	9.5

Future Accounting and Reporting Changes

The Bank expects to adopt the following accounting standards in the future. See Note 1 to the Bank's Consolidated Financial Statements for more details of future accounting and reporting changes.

Capital Disclosures
The CICA issued a new accounting standard, Section 1535, *Capital Disclosures*, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. This new standard is effective for the Bank beginning November 1, 2007.

Financial Instruments
The CICA issued two new accounting standards, Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*, which apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Bank intends to adopt these new standards effective November 1, 2007.

Accounting for Transaction Costs of Financial Instruments Classified Other Than as Held For Trading
On June 1, 2007, the EIC issued EIC-166, *Accounting Policy Choice for Transaction Costs*, which allows an entity the accounting policy choice of recognizing all transaction costs in net income or adding to the initial carrying cost those transaction costs that are directly attributable to the acquisition or issue of the financial instrument for all similar financial instruments other than those classified as held for trading. The guidance is effective beginning November 1, 2007. The new guidance is not expected to have a material effect on the financial position or earnings of the Bank.

U.S. GAAP

Defined Benefit Pension and Other Post-retirement Plans
The Bank adopted the Financial Accounting Standards Board Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* on October 31, 2007. Effective November 1, 2008, the standard also requires that the date at which the benefit obligation and plan assets are measured should be the fiscal year end date. As a result, the Bank will no longer be permitted to measure its defined benefit plan up to three months earlier than the Financial Statement date.

Income Taxes
Effective November 1, 2007, the Bank will be required to adopt the Financial Accounting Standard Board (FASB) interpretation on income taxes. The interpretation provides guidance on recognition, measurement and disclose of income tax benefits and liabilities. We are in the process of assessing the impact of this guidance on the Bank's Consolidated Financial Statements.

Fair Value Measurements
Effective November 1, 2008, the Bank will be required to adopt the FASB guidance on fair value measurements. The new guidance will primarily impact the Bank's fair value measurements relating to financial instruments and also requires the Bank to make increased disclosures about its fair value measurements. We are in the process of assessing the impact of this guidance on the Bank's Consolidated Financial Statements.

Fair Value Option for Financial Assets and Financial Liabilities
The FASB accounting standard on the fair value option for financial assets and liabilities permits an entity to choose to measure eligible financial instruments at fair value with the change in the fair value recognized in income. The standard will be effective for the Bank on November 1, 2008.

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank's disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2007. Based on that evaluation, the Bank's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank's disclosure controls and procedures were effective as of October 31, 2007.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank's assets that could have a material effect on the financial statements.

The Bank's management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank's internal control over financial reporting. Based on this assessment, management has concluded that as at October 31, 2007, the Bank's internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank's internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank for the year ended October 31, 2007. Their report, on page 77, expresses an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting as of October 31, 2007.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During 2007, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Bank's management is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of The Toronto-Dominion Bank and related financial information presented in this Annual Report. Canadian generally accepted accounting principles as well as the requirements of the Bank Act and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.

The Bank's accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

Management has assessed the effectiveness of the Bank's internal control over financial reporting as at October 31, 2007 using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at October 31, 2007 the Bank's internal control over financial reporting is effective.

The Bank's Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management's responsibilities for the financial reporting and internal control systems.

The Bank's Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.

The Superintendent of Financial Institutions Canada makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in a sound financial condition.

Ernst & Young LLP, the shareholders' auditors, have audited the effectiveness of the Bank's internal control over financial reporting as at October 31, 2007 in addition to auditing the Bank's Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on pages 76 and 77. Ernst & Young have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom such as comments they may have on the fairness of financial reporting and the adequacy of internal controls.

W. Edmund Clark
President and
Chief Executive Officer

Colleen M. Johnston
Group Head Finance and
Chief Financial Officer

Toronto, Canada
November 28, 2007

INDEPENDENT AUDITORS' REPORT TO SHAREHOLDERS

We have audited the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2007 and 2006 and the Consolidated Statements of Income, Changes in Shareholders' Equity, Comprehensive Income and Cash Flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board, United States (PCAOB). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, in 2007, The Toronto-Dominion Bank adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") handbook sections 3855 "Financial Instruments – Recognition and Measurement", 3865 "Hedges", 1530 "Comprehensive Income", and 3251 "Equity".

We have also audited, in accordance with the standards of the PCAOB, the effectiveness of The Toronto-Dominion Bank's internal control over financial reporting as at October 31, 2007 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 28, 2007 expressed an unqualified opinion thereon.

The consolidated financial statements for the year ended October 31, 2005 were audited in accordance with Canadian generally accepted auditing standards by Ernst and Young LLP and PricewaterhouseCoopers LLP who expressed an opinion thereon without reservation in their report dated November 22, 2005.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
November 28, 2007

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

We have audited the effectiveness of The Toronto-Dominion Bank's internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Toronto-Dominion Bank's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control Over Financial Reporting contained in the accompanying Management's Discussion and Analysis. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB, the Consolidated Balance Sheets of The Toronto-Dominion Bank as at October 31, 2007 and 2006 and the Consolidated Statements of Income, Changes in Shareholders' Equity, Comprehensive Income and Cash Flows for the years ended October 31, 2007 and 2006 of The Toronto-Dominion Bank and our report dated November 28, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
November 28, 2007

Consolidated Balance Sheet

As at October 31

(millions of Canadian dollars)	2007	2006
ASSETS		
Cash and due from banks	$ 1,790	$ 2,019
Interest-bearing deposits with banks	14,746	8,763
	16,536	10,782
Securities (Note 2)		
Trading	77,637	77,482
Designated as trading under the fair value option	2,012	–
Available-for-sale	35,650	–
Held-to-maturity	7,737	–
Investment	–	46,976
	123,036	124,458
Securities purchased under reverse repurchase agreements	27,648	30,961
Loans (Note 3)		
Residential mortgages	58,485	53,425
Consumer installment and other personal	67,532	63,130
Credit card	5,700	4,856
Business and government	44,258	40,514
Business and government loans designated as trading under the fair value option	1,235	–
	177,210	161,925
Allowance for credit losses	(1,295)	(1,317)
Loans, net of allowance for credit losses	175,915	160,608
Other		
Customers' liability under acceptances	9,279	8,676
Investment in TD Ameritrade **(Note 28)**	4,515	4,379
Trading derivatives **(Note 24)**	36,052	27,845
Goodwill **(Note 5)**	7,918	7,396
Other intangibles **(Note 5)**	2,104	1,946
Land, buildings and equipment **(Note 7)**	1,822	1,862
Other assets **(Note 8)**	17,299	14,001
	78,989	66,105
Total assets	$422,124	$392,914
LIABILITIES		
Deposits (Note 9)		
Personal	$147,561	$146,636
Banks	10,162	14,186
Business and government	73,322	100,085
Trading	45,348	–
	276,393	260,907
Other		
Acceptances	9,279	8,676
Obligations related to securities sold short **(Note 2)**	24,195	27,113
Obligations related to securities sold under repurchase agreements **(Note 2)**	16,574	18,655
Trading derivatives **(Note 24)**	39,028	29,337
Other liabilities **(Note 10)**	23,829	17,461
	112,905	101,242
Subordinated notes and debentures (Note 11)	9,449	6,900
Liabilities for preferred shares and capital trust securities (Note 12)	1,449	1,794
Non-controlling interests in subsidiaries (Notes 11, 28)	524	2,439
Contingent liabilities, commitments and guarantees **(Note 25)**		
SHAREHOLDERS' EQUITY		
Common shares (millions of shares issued and outstanding: **2007 – 717.8** and 2006 – 717.4) **(Note 13)**	6,577	6,334
Preferred shares (millions of shares issued and outstanding: **2007 – 17.0** and 2006 – 17.0) **(Note 13)**	425	425
Contributed surplus	119	66
Retained earnings	15,954	13,725
Accumulated other comprehensive income (loss)	(1,671)	(918)
	21,404	19,632
Total liabilities and shareholders' equity	$422,124	$392,914

Certain comparative amounts have been reclassified to conform to the current period's presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

W. Edmund Clark
President and
Chief Executive Officer

Hugh J. Bolton
Chair, Audit Committee

Consolidated Statement of Income

For the years ended October 31

(millions of Canadian dollars)	2007	2006	2005
Interest income			
Loans	**$12,729**	$10,832	$8,322
Securities			
Dividends	**928**	837	927
Interest	**3,838**	3,598	3,112
Deposits with banks	**357**	302	415
	17,852	15,569	12,776
Interest expense			
Deposits	**8,247**	7,081	5,129
Subordinated notes and debentures	**484**	388	328
Preferred shares and capital trust securities **(Note 12)**	**109**	126	147
Other liabilities	**2,088**	1,603	1,164
	10,928	9,198	6,768
Net interest income	**6,924**	6,371	6,008
Other income			
Investment and securities services	**2,400**	2,259	2,479
Credit fees	**420**	371	343
Net securities gains **(Note 2)**	**326**	305	242
Trading income **(Note 17)**	**591**	797	147
Income (loss) from financial instruments designated as trading under the fair value option	**(55)**	–	–
Service charges	**1,019**	937	787
Loan securitizations **(Note 4)**	**397**	346	414
Card services	**457**	383	279
Insurance, net of claims **(Note 18)**	**1,005**	896	826
Trust fees	**133**	130	111
Other **(Note 28e)**	**664**	397	323
	7,357	6,821	5,951
Total revenue	**14,281**	13,192	11,959
Provision for credit losses (Note 3)	**645**	409	55
Non-interest expenses			
Salaries and employee benefits **(Note 16)**	**4,606**	4,485	4,218
Occupancy, including depreciation	**736**	701	676
Equipment, including depreciation	**614**	599	609
Amortization of other intangibles **(Note 5)**	**499**	505	546
Restructuring costs **(Note 19)**	**67**	50	43
Marketing and business development	**445**	470	469
Brokerage-related fees	**233**	222	263
Professional and advisory services	**488**	540	519
Communications	**193**	201	205
Other **(Note 25)**	**1,094**	1,042	1,296
	8,975	8,815	8,844
Dilution gain, net (Note 28)	**–**	1,559	–
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	**4,661**	5,527	3,060
Provision for income taxes (Note 20)	**853**	874	699
Non-controlling interests in subsidiaries, net of income taxes	**95**	184	132
Equity in net income of an associated company, net of income taxes (Note 28)	**284**	134	–
Net income	**3,997**	4,603	2,229
Preferred dividends	**20**	22	–
Net income available to common shareholders	**$ 3,977**	$ 4,581	$ 2,229
Average number of common shares outstanding (millions) (Note 21)			
Basic	**718.6**	716.8	691.3
Diluted	**725.5**	723.0	696.9
Earnings per share (in dollars) (Note 21)			
Basic	**$ 5.53**	$ 6.39	$ 3.22
Diluted	**5.48**	6.34	3.20
Dividends per share (in dollars)	**2.11**	1.78	1.58

Certain comparative amounts have been reclassified to conform to the current period's presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity

For the years ended October 31

(millions of Canadian dollars)	2007	2006	2005
Common shares (Note 13)			
Balance at beginning of year	**$ 6,334**	$ 5,872	$ 3,373
Proceeds from shares issued on exercise of options	**173**	119	125
Shares issued as a result of dividend reinvestment plan	**85**	328	380
Impact of shares (acquired) sold in Wholesale Banking	**30**	(20)	6
Repurchase of common shares	**(45)**	(35)	–
Issued on acquisition of TD Banknorth **(Note 28)**	**–**	–	1,988
Issued on acquisition of VFC **(Note 28)**	**–**	70	–
Balance at end of year	**6,577**	6,334	5,872
Preferred shares			
Balance at beginning of year	**425**	–	–
Shares issued **(Note 13)**	**–**	425	–
Balance at end of year	**425**	425	–
Contributed surplus			
Balance at beginning of year	**66**	40	20
Stock options **(Note 15)**	**1**	26	20
Conversion of TD Banknorth options on privatization **(Note 15)**	**52**	–	–
Balance at end of year	**119**	66	40
Retained earnings			
Balance at beginning of year	**13,725**	10,650	9,540
Transition adjustment on adoption of Financial Instruments standards **(Note 1)**	**80**	–	–
Net income	**3,997**	4,603	2,229
Common dividends	**(1,517)**	(1,278)	(1,098)
Preferred dividends	**(20)**	(22)	–
Premium paid on repurchase of common shares	**(311)**	(229)	–
Other	**–**	1	(21)
Balance at end of year	**15,954**	13,725	10,650
Accumulated other comprehensive income (loss), net of income taxes (Note 14)			
Balance at beginning of year	**(918)**	(696)	(265)
Transition adjustment on adoption of Financial Instrument standards **(Note 1)**	**426**	–	–
Other comprehensive income (loss) for the period	**(1,179)**	(222)	(431)
Balance at end of year	**(1,671)**	(918)	(696)
Total shareholders' equity	**$21,404**	$19,632	$15,866

Consolidated Statement of Comprehensive Income

For the years ended October 31

(millions of Canadian dollars)	2007	2006	2005
Net income	**$ 3,997**	$4,603	$2,229
Other comprehensive income (loss), net of income taxes			
Change in unrealized gains and (losses) on available-for-sale securities, net of hedging activites[1]	**159**	–	–
Reclassification to earnings in respect of available-for-sale securities[2]	**(53)**	–	–
Change in foreign currency translation gains and (losses) on investments in subsidiaries, net of hedging activities[3,4]	**(1,155)**	(222)	(431)
Change in gains and (losses) on derivative instruments designated as cash flow hedges[5]	**(170)**	–	–
Reclassification to earnings of losses on cash flow hedges[6]	**40**	–	–
Other comprehensive income for the year	**(1,179)**	(222)	(431)
Comprehensive income for the year	**$ 2,818**	$4,381	$1,798

[1] Net of income tax expense of $94 million.
[2] Net of income tax expense of $32 million.
[3] Net of income tax expense of $909 million (2006 – $209 million; 2005 – $141 million).
[4] Includes $1,864 million of after-tax gains (losses) arising from hedges of the Bank's investment in foreign operations (2006 – $432 million; 2005 – $287 million).
[5] Net of income tax benefit of $91 million.
[6] Net of income tax benefit of $22 million.

Certain comparative amounts have been reclassified to conform to the current period's presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows

For the years ended October 31

(millions of Canadian dollars)	2007	2006	2005
Cash flows from (used in) operating activities			
Net income	**$ 3,997**	$ 4,603	$ 2,229
Adjustments to determine net cash from (used in) operating activities			
Provision for credit losses	**645**	409	55
Restructuring costs	**67**	50	43
Depreciation **(Note 7)**	**362**	343	322
Amortization of other intangibles	**499**	505	546
Stock options	**53**	26	20
Dilution gain, net	**–**	(1,559)	–
Net securities gains	**(326)**	(305)	(242)
Net gain on securitizations	**(141)**	(119)	(166)
Equity in net income of an associated company	**(284)**	(134)	–
Non-controlling interests	**95**	184	132
Future income taxes **(Note 20)**	**244**	(17)	(261)
Changes in operating assets and liabilities			
Current income taxes payable	**558**	88	2
Interest receivable and payable **(Note 8, 10)**	**(296)**	(146)	588
Trading securities	**(2,167)**	(11,707)	1,118
Unrealized gains and amounts receivable on derivatives contracts	**(8,207)**	5,806	46
Unrealized losses and amounts payable on derivatives contracts	**9,691**	(4,161)	(375)
Other	**(736)**	(252)	1,205
Net cash from (used in) operating activities	**4,054**	(6,386)	5,262
Cash flows from (used in) financing activities			
Change in deposits	**14,154**	9,246	11,169
Securities sold under repurchase agreements	**(2,081)**	6,665	1,438
Securities sold short	**(2,918)**	2,707	5,305
Issue of subordinated notes and debentures	**4,072**	2,341	270
Repayment of subordinated notes and debentures	**(1,399)**	(978)	(1,419)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	**4**	8	(3)
Liability for preferred shares and capital trust securities	**(345)**	(1)	(765)
Translation adjustment on subordinated notes and debentures issued in a foreign currency	**(128)**	(45)	(24)
Common shares issued on exercise of options	**173**	119	125
Common shares (acquired) sold in Wholesale Banking	**30**	(20)	6
Repurchase of common shares	**(45)**	(35)	–
Dividends paid in cash on common shares	**(1,432)**	(950)	(718)
Premium paid on common shares repurchased	**(311)**	(229)	–
Issuance of preferred shares	**–**	425	–
Dividends paid on preferred shares	**(20)**	(22)	–
Net cash from financing activities	**9,754**	19,231	15,384
Cash flows from (used in) investing activities			
Interest-bearing deposits with banks	**(5,983)**	2,982	(4,111)
Activity in available-for-sale, held-to-maturity and investment securities:			
Purchases	**(96,846)**	(132,903)	(211,782)
Proceeds from maturities	**92,880**	112,962	193,415
Proceeds from sales	**10,372**	18,599	14,010
Activity in lending activities:			
Origination and acquisitions	**(150,671)**	(132,864)	(78,655)
Proceeds from maturities	**122,509**	113,477	62,956
Proceeds from sales	**5,084**	2,691	4,541
Proceeds from loan securitizations **(Note 4)**	**9,937**	9,939	7,365
Land, buildings and equipment	**(322)**	(494)	(814)
Securities purchased under reverse repurchase agreements	**3,313**	(4,578)	(4,487)
TD Banknorth share repurchase program **(Note 28)**	**–**	(290)	(603)
Acquisitions and dispositions less cash and cash equivalents acquired **(Note 28)**	**(4,139)**	(1,980)	(2,184)
Net cash used in investing activities	**(13,866)**	(12,459)	(20,349)
Effect of exchange rate changes on cash and cash equivalents	**(171)**	(40)	(28)
Net increase (decrease) in cash and cash equivalents	**(229)**	346	269
Cash and cash equivalents at beginning of year	**2,019**	1,673	1,404
Cash and cash equivalents at end of year, represented by cash and due from banks	**$ 1,790**	$ 2,019	$ 1,673
Supplementary disclosure of cash flow information			
Amount of interest paid during the year	**$ 10,947**	$ 9,085	$ 6,433
Amount of income taxes paid during the year	**1,099**	968	968

Certain comparative amounts have been reclassified to conform to the current period's presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BANK ACT

The accompanying Consolidated Financial Statements and accounting principles followed by The Toronto-Dominion Bank (the Bank), including the accounting requirements of the Superintendent of Financial Institutions Canada, conform with Canadian generally accepted accounting principles (GAAP).

The significant accounting policies and practices followed by the Bank are:

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets, liabilities, results of operations and cash flows of subsidiaries and certain variable interest entities (VIEs) after elimination of intercompany transactions and balances. Subsidiaries are corporations or other legal entities controlled by the Bank. The financial position and results of operations of TD Banknorth Inc. (TD Banknorth) are consolidated on a one month lag basis. The Bank uses the purchase method to account for all business acquisitions.

When the Bank does not own all of the equity of the subsidiary, the minority shareholders' interest is disclosed in the Consolidated Balance Sheet as non-controlling interest in subsidiaries and the income accruing to the minority interest holders, net of tax, is disclosed as a separate line item in the Consolidated Statement of Income.

The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank's specific pro-rata share of assets, liabilities, income and expenses is consolidated.

Entities over which the Bank has significant influence are accounted for using the equity method of accounting. The Bank's share of earnings, gains and losses realized on disposition and write-downs to reflect other-than-temporary impairment in the value of such entities is reported in the Consolidated Statement of Income.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions based on information available as at the date of the financial statements. Actual results could materially differ from those estimates. Loan losses, fair value of financial instruments, consolidation of VIEs, income taxes, securitizations, valuation of goodwill and other intangibles, pensions and post-retirement benefits and contingent liabilities are areas where management makes significant estimates and assumptions in determining the amounts to be recorded in the Consolidated Financial Statements.

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Foreign currency income and expenses are translated at average exchange rates prevailing throughout the year. Unrealized translation gains and losses and all realized gains and losses are included in other income except for available-for-sale securities where unrealized translation gain and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.

For self-sustaining foreign currency denominated operations, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the year. Unrealized translation gains and losses relating to the Bank's self-sustaining operations, net of any offsetting gains or losses arising from hedges of these positions, and applicable income taxes, are included in other comprehensive income in shareholders' equity. On disposal of these investments, the accumulated translation gain or loss is included in other income.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and amounts due from banks. These deposits are issued by investment grade financial institutions.

REVENUE RECOGNITION

Investment and securities services includes asset management, administration and commission fees, and investment banking fees. Asset management, administration and commissions fees from investment management and related services, custody and institutional trust services and brokerage services are all recognized over the period in which the related service is rendered. Investment banking fees include advisory fees, which are recognized as income when earned, and underwriting fees, net of syndicate expenses, which are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.

Card services include interchange income from credit and debit cards, annual fees and servicing fees in connection with securitization activities. Fee income is recognized as earned, except for annual fees, which are recognized over a 12-month period.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments

The Bank adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; Section 3861, *Financial Instruments – Disclosure and Presentation*; Section 1530, *Comprehensive Income;* and Section 3251, *Equity* on November 1, 2006. The adoption of these new Financial Instruments standards resulted in changes in the accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income as described below. The comparative Consolidated Financial Statements have not been restated as a result of the adoption of the standards. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

(a) Financial Assets and Financial Liabilities

Prior to the adoption of the new standards, the Bank classified all of its financial assets as trading securities, investment securities or loans and receivables. Trading securities were recorded at fair value. Investment securities were recorded at cost or amortized cost, net of any adjustment for other-than-temporary impairment. Loans and receivables were recorded at amortized cost using the effective interest rate method. All of the Bank's financial liabilities, except those classified as trading and short positions in securities, were recorded on an accrual basis.

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition. Financial assets purchased and sold, where the contract requires the asset to be delivered within an established time frame, are recognized on a trade-date basis. Transaction costs are recognized immediately in income or are capitalized, depending upon the nature of the transaction and the associated product.

The impact on the Bank of adopting these new accounting policies on November 1, 2006 is described as follows:

Trading

On transition, investments totalling $76.4 billion, previously disclosed as trading securities in the audited Consolidated Financial Statements for the year ended October 31, 2006, were classified as trading on November 1, 2006.

Retained interests in securitizations with a carrying value of $216 million, previously recorded at amortized cost, were classified to trading securities. Certain deposit liabilities totaling $35.5 billion were also classified as trading.

Available-for-sale

On transition, investments totalling $34.8 billion, previously disclosed as investment securities in the audited Consolidated Financial Statements for the year ended October 31, 2006, were classified as available-for-sale on November 1, 2006. The change in accounting policy related to other-than-temporary impairment was not material.

Held-to-maturity

Investments totalling $10.1 billion were reclassified from investment securities to held-to-maturity securities on November 1, 2006. Bonds totalling $1.1 billion were reclassified from trading securities to held-to-maturity securities on November 1, 2006.

Loans

This classification is consistent with the classification under the prior accounting standards.

Financial assets and financial liabilities designated as trading under the fair value option

On transition, the Bank designated $2.0 billion of financial assets as trading under the fair value option. These assets had been classified as investment securities under the previous accounting standards.

(b) Derivatives and Hedge Accounting

Embedded Derivatives

Derivatives may be embedded in other financial instruments (the "host instrument"). Prior to the adoption of the new accounting standards on November 1, 2006, such embedded derivatives were not accounted for separately from the host instrument, except in the case of derivatives embedded in principal protected equity-linked deposit contracts. Under the new standards, embedded derivatives are treated as separate contracts when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated as trading under the fair value option. These embedded derivatives are measured at fair value with subsequent changes recognized in trading income.

The impact of the change in accounting policy related to embedded derivatives was not material.

Hedge Accounting

Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis. As discussed in Note 24, under the new standards, all derivatives are recorded at fair value and specific guidance on hedge accounting, including the measurement and recording of hedge ineffectiveness, is now provided.

Upon adoption of the new standards, the Bank recorded a net increase in derivative liabilities designated as fair value hedges of $3 million, an increase of $14 million in loans and an increase of $11 million in deposits. Also, the Bank recorded a net increase in derivative assets of $212 million designated as cash flow hedges and an increase of $212 million pre-tax in accumulated other comprehensive income.

The adoption of the new standards resulted in the reclassification of $918 million relating to the hedges of net investments in foreign operations, previously recorded in the foreign currency translation adjustment account, to opening accumulated other comprehensive income.

The following table summarizes the adjustments required to adopt the new standards on November 1, 2006.

Transition Adjustments, Net of Income Taxes

	Retained earnings		Accumulated other comprehensive income	
(millions of Canadian dollars)	Gross	Net of income taxes	Gross	Net of income taxes
Classification of securities as available-for-sale	$ –	$ –	$ 440	$ 287
Classification of securities as trading	76	50	–	–
Designation of securities as trading under the fair value option	7	4	–	–
Reversal of transition balances deferred upon adoption of AcG-13	37	25	–	–
Cash flow hedges	–	–	212	139
Other	(4)	1	–	–
Total	$ 116	$ 80	$ 652	$ 426

There were no other changes in the Bank's accounting policies during the year.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in 2007.

SPECIFIC ACCOUNTING POLICIES

To facilitate a better understanding of the Bank's Consolidated Financial Statements, significant accounting policies are disclosed in the notes, where applicable, with related financial disclosures. A listing of all the notes is as follows:

FUTURE ACCOUNTING AND REPORTING CHANGES

Capital Disclosures

The CICA issued a new accounting standard, Section 1535, *Capital Disclosures*, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. This new standard is effective for the Bank beginning November 1, 2007.

Financial Instruments

The CICA issued two new accounting standards, Section 3862, *Financial Instruments – Disclosures*, and Section 3863, Financial Instruments – Presentation, which apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. These new standards are effective for the Bank beginning November 1, 2007.

Accounting for Transaction Costs of Financial Instruments Classified Other Than as Held For Trading

On June 1, 2007 the EIC issued EIC-166, *Accounting Policy Choice for Transaction Costs*. The purpose of issuing this abstract was to provide clarity around applying accounting guidance related to transaction costs that was promulgated in Section 3855. More specifically the abstract contemplated whether an entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than as held for trading or whether these transaction costs may be recognized in net income for certain of these financial assets and liabilities and added to the carrying amount for other financial assets and liabilities. The consensus reached in this abstract is effective for all financial instrument transaction costs incurred beginning November 1, 2007. The new guidance is not expected to have a material effect on the financial position or earnings of the Bank.

NOTE 2 SECURITIES

SECURITIES

As described in Note 1, effective November 1, 2006, the Bank classified all financial assets and financial liabilities pursuant to the requirements of Section 3855 on a prospective basis.

Trading

Financial assets and financial liabilities purchased and incurred with the intention of generating profits in the near term are recorded on a trade date basis and are classified as trading. Transaction costs are expensed as incurred. These financial instruments are accounted for at fair value with the change in fair value as well as any gains or losses realized on disposal recognized in trading income. Fair value is determined based on quoted market prices or, where market prices are not readily available, quoted market prices for similar securities, other third-party evidence or by using another valuation technique. Dividends and interest income is recognized on the accrual basis and is included in interest income. This classification and associated accounting is largely consistent with the prior accounting standards.

Non-trading

Under the previous accounting standards, the Bank classified all non-trading securities as investment securities. Investment securities comprised debt and equity securities purchased with the intention of holding for a period of time in accordance with the Bank's originally established investment objectives and were generally sold only in response to changes in investment objectives arising from changing market conditions. Investment securities included investments in the merchant banking portfolio that were not publicly traded and were generally held for longer terms than most other securities. Equity securities were carried at cost and debt securities at amortized cost, adjusted to net realizable value to recognize other-than-temporary impairment. Realized gains and losses on disposal, determined on an average cost basis, and write-downs to net realizable value to reflect other-than-temporary impairments in value were included in net investment securities gains losses. Realized and unrealized gains and losses on securities used in hedging activities were included in income in the same period as the income from the items hedged.

Under the new rules effective November 1, 2006, these securities were classified into new categories driven by the purpose for which the financial instruments were acquired and their characteristics. The new categories and associated accounting policies are described as follows:

Securities Designated as Trading Under the Fair Value Option

Pursuant to Section 3855, a new classification of financial assets and financial liabilities is permitted. Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, meet one or more of the criteria set out below, and are so designated by the Bank. Financial instruments designated as trading under the fair value option are accounted for at fair value with the change in the fair value recognized in income from financial instruments designated as trading under the fair value option. Any interest or dividends earned from these financial instruments are recognized in interest income.

The Bank may designate financial assets and financial liabilities as trading when the designation:

(i) eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains and losses on them, on different bases; or
(ii) applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis.

Upon adoption of the new accounting rules certain securities that support insurance reserves within some of the Bank's insurance subsidiaries have been designated as trading under the fair value option. The actuarial valuation of the insurance reserve is based on a discount factor using a weighted average yield, with changes in the discount factor being recorded in the Consolidated Statement of Income. By designating the securities as trading under the fair value option, the unrealized gain or loss on the securities will be recognized in the Consolidated Statement of Income along with the variation in the discounting of insurance reserves thereby reducing the accounting mismatch.

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment. Gains and losses realized on disposal of available-for-sale securities, which are calculated on an average cost basis, are recognized in net securities gains in other income. Dividends and interest income are recognized on the accrual basis and are included in interest income.

Held-to-maturity

Securities that have a fixed maturity date, where the Bank intends and has the ability to hold to maturity, are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. Interest income is recognized on the accrual basis and is included in interest income.

SECURITIES PURCHASED UNDER REVERSE REPURCHASE AGREEMENTS AND SOLD UNDER REPURCHASE AGREEMENTS

Securities purchased under reverse repurchase agreements consist of the purchase of a security with the commitment by the Bank to resell the security to the original seller at a specified price. Securities sold under repurchase agreements consist of the sale of a security with the commitment by the Bank to repurchase the security at a specified price. Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are carried at amortized cost on the Consolidated Balance Sheet. The difference between the sale price and the agreed repurchase price on a repurchase agreement is recorded as interest expense. Conversely, the difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as interest income. The Bank takes possession of the underlying collateral, monitors its market value relative to the amounts due under the agreements and when necessary, requires transfer of additional collateral or reduction in the security balance to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Bank with the right to liquidate the collateral held.

Securities Maturity Schedule

(millions of Canadian dollars)	Remaining term to maturity[1]							
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	2007 Total	2006 Total
Trading securities								
Government and government-insured securities								
Canada	$ 1,607	$ 862	$ 1,728	$ 592	$1,372	$ –	$ 6,161	$ 8,994
Provinces	489	309	286	799	921	–	2,804	2,479
	2,096	1,171	2,014	1,391	2,293	–	8,965	11,473
Other debt securities								
Canadian issuers	175	608	972	969	1,051	–	3,775	3,326
U.S. Federal Government	82	291	98	118	40	–	629	1,192
Other foreign governments	502	380	113	279	111	–	1,385	2,601
Other issuers	8,326	5,162	5,395	4,919	1,839	–	25,641	23,183
	9,085	6,441	6,578	6,285	3,041	–	31,430	30,302
Equity securities								
Preferred shares	–	–	–	–	9	104	113	132
Common shares	–	–	–	–	–	37,129	37,129	35,575
	–	–	–	–	9	37,233	37,242	35,707
Total trading securities	$ 11,181	$7,612	$ 8,592	$7,676	$5,343	$37,233	$77,637	$77,482
Securities designated as trading under the fair value option								
Government and government-insured securities								
Canada	$ 315	$ 151	$ 36	$ 33	$ 3	$ –	$ 538	$ –
Mortgage-backed securities	983	–	–	–	–	–	983	–
	1,298	151	36	33	3	–	1,521	–
Provinces	31	115	9	8	6	–	169	–
	1,329	266	45	41	9	–	1,690	–
Other debt securities								
Canadian issuers	28	126	12	–	7	–	173	–
U.S. Federal Government	–	–	–	–	–	–	–	–
Other foreign governments	–	–	–	–	–	–	–	–
Other issuers	50	–	–	–	–	–	50	–
	78	126	12	–	7	–	223	–
Equity securities								
Preferred shares	–	–	–	–	–	2	2	–
Common shares	–	–	–	–	–	97	97	–
Total securities designated as trading under the fair value option	$ 1,407	$ 392	$ 57	$ 41	$ 16	$ 99	$ 2,012	$ –
Available-for-sale securities								
Government and government-insured securities								
Canada	$ 4,636	$ 31	$ 88	$ 72	$ –	$ –	$ 4,827	$ –
Mortgage-backed securities	2,253	6,932	11,962	–	–	–	21,147	–
	6,889	6,963	12,050	72	–	–	25,974	–
Provinces	–	9	57	137	–	–	203	–
	6,889	6,972	12,107	209	–	–	26,177	–
Other debt securities								
Canadian issuers	40	145	248	198	–	–	631	–
U.S. Federal Government	1,089	684	193	557	1,877	–	4,400	–
Other foreign governments	8	3	3	–	–	–	14	–
Other issuers	193	8	–	76	24	–	301	–
	1,330	840	444	831	1,901	–	5,346	–
Equity securities								
Preferred shares	37	113	147	–	–	216	513	–
Common shares	–	–	–	–	–	3,614	3,614	–
	37	113	147	–	–	3,830	4,127	–
Total available-for-sale securities	$ 8,256	$7,925	$12,698	$1,040	$1,901	$ 3,830	$35,650	$ –

[1] Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

Securities Maturity Schedule

(millions of Canadian dollars)	Remaining term to maturity[1]							
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	2007 Total	2006 Total
Held-to-maturity securities								
Government and government-insured securities								
Canada	$ 245	$ 22	$ –	$ –	$ –	$ –	$ 267	$ –
Mortgage-backed securities	–	–	–	–	–	–	–	–
	245	22	–	–	–	–	267	–
Provinces	–	–	–	–	–	–	–	–
	245	22	–	–	–	–	267	–
Other debt securities								
Canadian issuers	–	–	–	–	–	–	–	–
U.S. Federal Government	218	91	–	47	3	–	359	–
Other foreign governments	997	2,410	1,027	–	–	–	4,434	–
Other issuers	823	1,641	141	72	–	–	2,677	–
	2,038	4,142	1,168	119	3	–	7,470	–
Total held-to-maturity securities	$ 2,283	$ 4,164	$ 1,168	$ 119	$ 3	$ –	$ 7,737	$ –
Investment securities								
Government and government-insured securities								
Canada	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 6,863
Mortgage-backed securities	–	–	–	–	–	–	–	21,078
	–	–	–	–	–	–	–	27,941
Provinces	–	–	–	–	–	–	–	523
	–	–	–	–	–	–	–	28,464
Other debt securities								
Canadian issuers	–	–	–	–	–	–	–	924
U.S. Federal Government	–	–	–	–	–	–	–	5,679
Other foreign governments	–	–	–	–	–	–	–	3,428
Other issuers	–	–	–	–	–	–	–	5,542
	–	–	–	–	–	–	–	15,573
Equity securities								
Preferred shares	–	–	–	–	–	–	–	727
Common shares	–	–	–	–	–	–	–	2,212
	–	–	–	–	–	–	–	2,939
Total investment securities	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 46,976
Total securities	$23,127	$20,093	$22,515	$8,876	$7,263	$41,162	$123,036	$124,458

[1] Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

Unrealized Securities Gains and Losses

(millions of Canadian dollars)				2007				2006
	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities								
Government and government-insured securities								
Canada	$ 4,827	$ 2	$ 2	$ 4,827	$ –	$ –	$ –	$ –
Mortgage-backed securities	19,135	2,118	106	21,147	–	–	–	–
	23,962	2,120	108	25,974	–	–	–	–
Provinces	204	–	1	203	–	–	–	–
	24,166	2,120	109	26,177	–	–	–	–
Other debt securities								
Canadian issuers	641	–	10	631	–	–	–	–
U.S. Federal Government	4,422	13	35	4,400	–	–	–	–
Other foreign governments	12	2	–	14	–	–	–	–
Other issuers	301	–	–	301	–	–	–	–
	5,376	15	45	5,346	–	–	–	–
Equity securities[1]								
Preferred shares	491	266	6	751	–	–	–	–
Common shares	3,124	1,008	66	4,066	–	–	–	–
	3,615	1,274	72	4,817	–	–	–	–
Total available-for-sale securities	33,157	3,409	226	36,340	–	–	–	–
Held-to-maturity securities								
Government and government-insured securities								
Canada	267	–	–	267	–	–	–	–
Mortgage-backed securities	–	–	–	–	–	–	–	–
	267	–	–	267	–	–	–	–
Provinces	–	–	–	–	–	–	–	–
	267	–	–	267	–	–	–	–
Other debt securities								
Canadian issuers	–	–	–	–	–	–	–	–
U.S. Federal Government	359	–	–	359	–	–	–	–
Other foreign governments	4,434	1	49	4,386	–	–	–	–
Other issuers	2,677	1	10	2,668	–	–	–	–
	7,470	2	59	7,413	–	–	–	–
Total held-to-maturity securities	7,737	2	59	7,680	–	–	–	–
Investment securities								
Government and government-insured securities								
Canada	–	–	–	–	6,863	15	5	6,873
Mortgage-backed securities	–	–	–	–	21,078	64	1	21,141
	–	–	–	–	27,941	79	6	28,014
Provinces	–	–	–	–	523	5	2	526
	–	–	–	–	28,464	84	8	28,540
Other debt securities								
Canadian issuers	–	–	–	–	924	6	3	927
U.S. Federal Government	–	–	–	–	5,679	1	12	5,668
Other foreign governments	–	–	–	–	3,428	2	37	3,393
Other issuers	–	–	–	–	5,542	10	55	5,497
	–	–	–	–	15,573	19	107	15,485
Equity securities								
Preferred shares	–	–	–	–	727	108	1	834
Common shares	–	–	–	–	2,212	745	44	2,913
	–	–	–	–	2,939	853	45	3,747
Total investment securities	–	–	–	–	46,976	956	160	47,772
Total securities	$40,894	$3,411	$285	$44,020	$46,976	$956	$160	$47,772

[1] Equity securities in the available-for-sale portfolio with a carrying value of $946 million do not have quoted market prices and are carried at cost. The fair value of these equity securities was $1,636 million and is disclosed in the table above.

Net Securities Gains

(millions of Canadian dollars)	2007	2006	2005
Net realized gains (losses)			
Available-for-sale securities	$ 364	$ –	$ –
Held-to-maturity securities	–	–	–
Investment securities	–	388	278
Write-downs			
Available-for-sale securities	(38)	–	–
Held-to-maturity securities	–	–	–
Investment securities	–	(83)	(36)
Total	$ 326	$ 305	$ 242

NOTE 3 LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

LOANS

Loans (other than business and government loans designated as trading under the fair value option, described below) are recorded at amortized cost using the effective interest rate method, net of an allowance for credit losses and net of unearned income, which includes prepaid interest and loan origination fees, commitment fees, loan syndication fees, and unamortized discounts.

Interest income is recorded on the accrual basis until such time as the loan is classified as impaired. When a loan is identified as impaired, the accrual of interest is discontinued. Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Commitment fees are amortized to other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in other income upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

BUSINESS AND GOVERNMENT LOANS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

As described in Note 2, pursuant to new accounting standards, certain financial assets are permitted to be designated as trading under the fair value option.

Certain business and government loans were designated as trading under the fair value option. These loans were acquired with the intent to sell for short term profit taking and were valued using quotes obtained from third-party brokers.

As at October 31, 2007, the maximum credit exposure of loans designated as trading under the fair value option amounted to $1,235 million. These loans are managed as part of a trading portfolio with risk limits that have been approved by the Bank's risk management group and are hedged with various financial instruments, including credit derivatives. The Bank also uses other instruments within this trading portfolio to hedge its total maximum exposure to loss. The change in fair value of these loans attributable to changes in credit risk that was recorded for the period was a gain of $55 million, calculated by determining the changes in credit spread implicit in the fair value of the loans.

ACCEPTANCES

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis.

The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an offsetting asset of the same amount.

IMPAIRED LOANS

An impaired loan is any loan where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, any loan where a payment is contractually past due 90 days is classified as impaired, other than a deposit with a bank, or a loan that is guaranteed or insured by the Government of Canada, the provincial governments in Canada or an agency controlled by any one of these governments.

A deposit with a bank is considered impaired when a payment is contractually past due 21 days. A Government of Canada guaranteed loan is classified as impaired at 365 days in arrears.

Interest on impaired loans subsequently received is recorded initially to recover collection costs, principal balances written off and then as interest income. A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or restructured contractual conditions of the loan and all criteria for the impaired classification have been rectified.

The impact on net interest income due to impaired loans is as follows:

Impact on Net Interest Income due to Impaired Loans

(millions of Canadian dollars)	2007	2006	2005
Reduction in net interest income due to impaired loans	$ 44	$ 29	$ 35
Recoveries	(5)	(9)	(26)
	$ 39	$ 20	$ 9

ALLOWANCE FOR CREDIT LOSSES

The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments which are both on and off the Consolidated Balance Sheet. Assets in the portfolio which are included on the Consolidated Balance Sheet are deposits with banks, loans other than loans designated as trading under the fair value option, mortgages and acceptances. Items that are not recorded on the Consolidated Balance Sheet include certain guarantees and letters of credit. The allowance, including the allowance for acceptances and off-balance sheet items, is deducted from loans in the Consolidated Balance Sheet. The allowance related to off-balance sheet items was $255 million as at October 31, 2007 and primarily related to undrawn lines of credits.

The allowance consists of specific and general allowances. Specific allowances consist of provisions for losses on identifiable assets for which carrying values are higher than estimated realizable values. Specific provisions are established on an individual facility basis to recognize credit losses on large and medium-sized business and government loans. In these instances, the estimated realizable amount is generally measured by discounting the expected future cash flows at the effective interest rate inherent in the loan immediately prior to impairment. For personal and small business loans and credit card loans, specific provisions are calculated using a formula taking into account recent loss experience. Specific provisions for credit card loans are recorded when account balances are 90 days in arrears. Credit card loans with payments 180 days in arrears are entirely written off.

General allowances include the accumulated provisions for losses which are considered to have occurred but cannot be determined on an item-by-item or group basis. The level of the general allowance depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. General allowances are computed using credit risk models developed by the Bank. The models consider probability of default (loss frequency), loss given default (loss severity) and exposure at default. This allowance, reviewed quarterly, reflects model and estimation risks in addition to management judgment.

Loans and Impaired Loans

(millions of Canadian dollars)

2007	Gross amount of loans	Gross impaired loans	Specific allowance	Impaired loans net of specific allowance	General allowance	Total allowance for credit losses	Net amount of loans
Residential mortgages	**$ 58,485**	**$ 48**	**$ 8**	**$ 40**	**$ 14**	**$ 22**	**$ 58,463**
Consumer installment and other personal	**67,532**	**150**	**61**	**89**	**273**	**334**	**67,198**
Credit card	**5,700**	**70**	**39**	**31**	**197**	**236**	**5,464**
Business and government	**44,258**	**301**	**95**	**206**	**608**	**703**	**43,555**
Business and government designated as trading under the fair value option	**1,235**	**–**	**–**	**–**	**–**	**–**	**1,235**
Total	**$177,210**	**$569**	**$203**	**$366**	**$1,092**	**$1,295**	**$175,915**
2006							
Residential mortgages	$ 53,425	$ 31	$ 6	$ 25	$ 33	$ 39	$ 53,386
Consumer installment and other personal	63,130	126	61	65	269	330	62,800
Credit card	4,856	46	23	23	90	113	4,743
Business and government	40,514	243	86	157	749	835	39,679
Total	$161,925	$446	$176	$270	$1,141	$1,317	$160,608

	2007	2006
Average gross impaired loans during the year	**$ 548**	$ 384

Included in residential mortgages are Canadian government-insured mortgages of $39,834 million at October 31, 2007 (2006 – $29,433 million). Included in consumer installment and other personal loans are Canadian government-insured real estate personal loans of $16,994 million at October 31, 2007 (2006 – $13,702 million).

Foreclosed assets are non-financial assets repossessed, such as real estate properties, which are made available for sale in an orderly manner, with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. Gross impaired loans include foreclosed assets held for sale with a gross carrying value of $57 million at October 31, 2007 (2006 – $27 million) and a related allowance of $10 million (2006 – $12 million). The gross carrying value of non-financial assets repossessed during the year was not material. Financial assets repossessed, such as cash and bonds, are used in the Bank's daily trading and lending activities and are not differentiated from other financial assets in the portfolios.

Allowance for Credit Losses

(millions of Canadian dollars)	**2007**			2006			2005
	Specific allowance	**General allowance**	**Total**	Specific allowance	General allowance	Total	Total
Balance at beginning of year	**$176**	**$1,141**	**$1,317**	$155	$1,138	$1,293	$1,183
Acquisitions of TD Banknorth (includes Hudson) and VFC	**–**	**14**	**14**	–	87	87	316
Provision for (reversal of) credit losses	**643**	**2**	**645**	457	(48)	409	55
Write-offs[1]	**(763)**	**–**	**(763)**	(583)	–	(583)	(487)
Recoveries	**135**	**–**	**135**	129	–	129	245
Other[2]	**12**	**(65)**	**(53)**	18	(36)	(18)	(19)
Allowance for credit losses at end of year	**$203**	**$1,092**	**$1,295**	$176	$1,141	$1,317	$1,293

[1] For the year ended October 31, 2007, there were no write-offs related to restructured loans (2006 – nil; 2005 – nil).
[2] Includes foreign exchange rate changes, net of losses on loan sales.

NOTE 4 LOAN SECURITIZATIONS

When loan receivables are transferred in a securitization to a special purpose entity under terms that transfer control to third parties, and consideration other than beneficial interest in the transferred assets is received, the transaction is recognized as a sale and the related loan assets are removed from the Consolidated Balance Sheet. For control to have transferred, (1) the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, (2) the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (QSPE) as defined in the CICA Accounting Guideline 12, *Transfers of Receivables*, the investors of the QSPE must have the right to sell or pledge their ownership interest in the QSPE, and (3) the seller cannot retain the right to repurchase the loans and receive more than trivial benefit.

As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account.

A gain or loss on sale of the loan receivables is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair value, quoted market prices are used, where available. However, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions – credit losses, prepayment rates, forward yield curves and discount rates – which are commensurate with the risks involved.

Where the Bank retains the servicing rights and the benefits of servicing are more or less than adequate, based on market expectations, a servicing asset or liability is recognized.

Effective November 1, 2006, other retained interests are classified as trading securities and are carried at fair value.

The following table summarizes the Bank's securitization activity. In most cases, the Bank retained the responsibility for servicing the assets securitized.

New Securitization Activity

(millions of Canadian dollars)					2007					2006	2005
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Total
Gross proceeds	$9,147	$7,562	$3,200	$2	$19,911	$6,349	$6,741	$4,200	$633	$17,923	$15,997
Retained interests	187	108	30	–	325	99	69	66	7	241	256
Cash flows received on retained interests	199	104	59	2	364	144	100	148	–	392	418

The following table summarizes the impact of securitizations on the Bank's Consolidated Statement of Income.

Securitization Gains and Income on Retained Interests

(millions of Canadian dollars)					2007					2006	2005
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Total
Gain (loss) on sale	$ 6	$107	$ 28	$ –	$141	$ (5)	$ 54	$ 63	$7	$119	$166
Income on retained interests[1]	133	29	94	–	256	87	55	85	–	227	248
Total	$139	$136	$122	$ –	$397	$82	$109	$148	$7	$346	$414

[1] Excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are included in trading income.

The key assumptions used to value the retained interests are shown in the table below.

Key Assumptions

				2007				2006				2005
	Residential mortgage Loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate[1]	20.0%	6.5%	43.0%	8.7%	20.0%	6.1%	43.9%	8.4%	20.0%	5.9%	41.6%	2.1%
Excess spread[2]	0.7	1.1	7.1	1.0	0.6	1.1	13.1	0.8	0.7	1.1	13.2	–
Discount rate	6.5	6.2	6.3	10.3	6.0	4.3	5.6	5.6	5.2	3.2	4.0	9.8
Expected credit losses[3]	–	–	2.1	0.1	–	–	2.3	0.1	–	–	2.9	0.1

[1] Represents monthly payment rate for secured personal and credit card loans.

[2] The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.

[3] There are no expected credit losses for residential mortgage loans as the loans are government-guaranteed.

During 2007, there were maturities of previously securitized loans and receivables of $9,974 million (2006 – $7,984 million, 2005 – $8,632 million). As a result, the net proceeds from loan securitizations were $9,937 million (2006 – $9,939 million, 2005 – $7,365 million).

The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests originated during the year to two adverse changes in each key assumption as at October 31, 2007. As the sensitivity is hypothetical, it should be used with caution.

Sensitivity of Key Assumptions to Adverse Changes

(millions of Canadian dollars)				2007
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Fair value of retained interests	$237	$71	$ 6	$ 5
Discount rate	6.5%	6.2%	6.3%	10.3%
+10%	$ (2)	$ –	$ –	$ –
+20%	(4)	(1)	–	–
Prepayment rate	20.0%	6.5%	43.0%	8.7%
+10%	$ (8)	$ (5)	$ (1)	$ –
+20%	(15)	(10)	(2)	–
Expected credit losses	–%	–%	2.1%	0.1%
+10%	$ –	$ –	$ –	$ –
+20%	–	–	(1)	–

The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

Loans Managed

(millions of Canadian dollars)			2007			2006
	Loans[1]	**Gross impaired loans**	**Net write offs**	Loans[1]	Gross impaired loans	Net write offs
Type of loan						
Mortgage loans	**$ 76,816**	**$ 48**	**$ 3**	$ 69,730	$ 31	$ 2
Personal loans	**82,462**	**230**	**573**	76,343	179	420
Other loans	**44,953**	**301**	**70**	42,452	243	57
Total loans reported and securitized	**204,231**	**579**	**646**	188,525	453	479
Less: loans securitized	**28,316**	**10**	**18**	27,917	7	25
Total loans reported on the Consolidated Balance Sheet	**$175,915**	**$ 569**	**$ 628**	$ 160,608	$ 446	$ 454

[1] Net of allowance for credit losses.

NOTE 5 GOODWILL AND OTHER INTANGIBLES

Goodwill represents the excess purchase price paid on acquisitions over the fair value assigned to identifiable net assets, including identifiable intangible assets. Goodwill is not amortized but is assessed for impairment annually and when an event or change in circumstances indicates that there may be an impairment. Goodwill is allocated to reporting units that are either the operating business segment or the reporting unit below the segment. Goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. Impairment in goodwill is charged to the Consolidated Statement of Income in the period in which the impairment is identified. Annual impairment testing on goodwill determined that no impairment write-downs were required in 2007, 2006 and 2005.

Goodwill by Segment

(millions of Canadian dollars)					
2007	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking	Wholesale Banking	Total
Carrying value of goodwill at beginning of year	**$ 1,086**	**$ 359**	**$ 5,805**	**$ 146**	**$ 7,396**
Goodwill acquired during the year	**2**	**–**	**1,346**	**–**	**1,348**
Foreign currency translation adjustments and other	**–**	**(15)**	**(811)**	**–**	**(826)**
Carrying value of goodwill at end of year	**$ 1,088**	**$ 344**	**$ 6,340**	**$ 146**	**$ 7,918**
2006					
Carrying value of goodwill at beginning of year	$ 884	$ 1,160	$ 4,328	$ 146	$ 6,518
Goodwill acquired during the year	202	56	1,778	–	2,036
Sale of TD Waterhouse U.S.A.	–	(827)	–	–	(827)
Foreign currency translation adjustments and other	–	(30)	(301)	–	(331)
Carrying value of goodwill at end of year	$ 1,086	$ 359	$ 5,805	$ 146	$ 7,396

OTHER INTANGIBLES

The Bank's intangible assets consist primarily of core deposit intangibles that represent the intangible value of depositor relationships acquired when deposit liabilities are assumed in an acquisition and term deposit, loan and mutual fund intangibles resulting from acquisitions. Intangible assets are amortized over 3 to 20 years, proportionate to the expected economic benefit.

All intangible assets are assessed for impairment at least annually and when an event or change in circumstances indicates that the assets might be impaired. There were no such circumstances in 2007, 2006 and 2005.

The table below presents details of the Bank's other intangible assets as at October 31:

Other Intangibles

(millions of Canadian dollars)			2007	2006
	Carrying value	**Accumulated amortization**	**Net carrying value**	Net carrying value
Core deposit intangible assets	**$ 3,056**	**$ (1,930)**	**$ 1,126**	$ 902
Other intangible assets	**4,286**	**(3,308)**	**978**	1,044
Total intangible assets[1]	**$ 7,342**	**$ (5,238)**	**$ 2,104**	$ 1,946

[1] Future amortization expense for the carrying amount of intangible assets is estimated to be as follows for the next five years: 2008 – $457 million, 2009 – $336 million, 2010 – $263 million, 2011 – $209 million and 2012 – $167 million.

NOTE 6 VARIABLE INTEREST ENTITIES

A VIE is an entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support. The Bank identifies VIEs in which it has an interest, determines whether it is the primary beneficiary of such entities and if so, consolidates them. The primary beneficiary is an entity that is exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns, or both.

The Bank is considered the primary beneficiary of Lillooet Limited, which is discussed in Note 28. The Bank has no other significant VIEs for which it is the primary beneficiary.

The Bank holds significant variable interests in VIEs where it is not considered the primary beneficiary. The Bank's variable interests in these non-consolidated VIEs are discussed below.

MULTI-SELLER CONDUITS

Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and may also provide credit enhancements, swap facilities or liquidity facilities to the conduits as well as securities distribution services. During 2007, the Bank converted its liquidity facilities provided to the conduits from general market disruption liquidity facilities to liquidity facilities which can be drawn by the conduits as long as at the time of the draw the conduit meets certain tests designed to ensure the Bank does not provide credit enhancement. From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits which is classified as trading securities. Also, the Bank earns fees which are recognized when earned. The Bank holds variable interests in these multi-seller conduits primarily through holding their commercial paper, providing liquidity facilities and earning fees, however, the Bank is not the primary beneficiary.

As at October 31, 2007, the multi-seller conduits had $12.6 billion (2006 – $10.3 billion) of commercial paper outstanding. While the probability of loss is negligible, the Bank's maximum potential exposure to loss from these conduits was $12.6 billion (2006 – $10.3 billion) due to its ownership interest in the commercial paper and through the provision of liquidity facilities.

SINGLE-SELLER CONDUITS

The Bank uses single-seller conduits to enhance its liquidity position, to diversify its sources of funding and to optimize management of its balance sheet.

As at October 31, 2007, the single-seller conduits had $5.1 billion (2006 - $4.1 billion) of commercial paper outstanding. While the probability of loss is negligible, the Bank's maximum potential exposure to loss for these conduits was $5.1 billion (2006 – $4.1 billion), through sole provision of liquidity facilities.

OTHER FINANCIAL TRANSACTIONS

The Bank enters into structured transactions with VIEs to assist corporate clients in accessing cost efficient financing. Generally both the Bank and the client invest in such VIEs with the proceeds used to make loans to entities affiliated with the client. The Bank is not the primary beneficiary of these VIEs and as at October 31, 2007, the Bank provided approximately $3 billion (2006 - $2 billion) in financing to these VIEs. The Bank has received guarantees totaling approximately $3 billion from major financial institutions covering our investments in these VIEs. In addition, the Bank has received approximately $888 million of collateral and has purchased $605 million of credit default swaps to further mitigate any exposure to these VIEs. These VIEs held in excess of $12 billion in total assets as of October 31, 2007. The Bank's maximum total exposure to loss before considering guarantees, collateral and credit default swaps is approximately $3 billion as at October 31, 2007.

NOTE 7 LAND, BUILDINGS AND EQUIPMENT

Buildings, equipment, furniture and fixtures, computer equipment and software and leasehold improvements are recorded at cost less accumulated depreciation. Land is recorded at cost. Gains and losses on disposal are included in other income in the Consolidated Statement of Income. When the Bank reports a gain on sale of property in which it retains a significant leasing interest, the portion of the gain which can be allocated to the leased interest is deferred and amortized to income over the remaining term of the lease. When land, building and equipment are no longer in use or considered impaired, they are written down to their net recoverable amount. The Bank evaluates the carrying value of long-lived assets whenever changes in circumstances indicate that a potential impairment has occurred. Impairment is considered to have occurred if the projected undiscounted cash flows resulting from the use and eventual disposition of the assets are less than their carrying value, at which time a write-down would be recorded.

The Bank recognizes the legal obligation associated with the retirement of a long-lived asset in the period in which it occurs and can be reasonably estimated. The liability and corresponding asset are recognized at fair value. The increase in the long-lived asset is depreciated over the remaining useful life of the asset.

Depreciation methods and rates by asset category are as follows:

Asset	Depreciation rate and method
Buildings	5% or 10%, declining balance
Computer equipment	30%, declining balance
Computer software	3 to 7 years, straight-line
Furniture, fixtures and other equipment	20%, declining balance
Leasehold improvements	lesser of lease term or useful life, straight-line

(millions of Canadian dollars)			2007	2006
	Cost	Accumulated depreciation	Net book value	Net book value
Land	$ 214	$ –	$ 214	$ 229
Buildings	743	359	384	405
Computer equipment and software	1,224	760	464	461
Furniture, fixtures and other equipment	899	545	354	367
Leasehold improvements	808	402	406	400
Total	$3,888	$2,066	$1,822	$1,862

Accumulated depreciation at the end of 2006 was $1,927 million. Depreciation expense for buildings and equipment amounted to $362 million for 2007 (2006 – $343 million; 2005 – $322 million).

NOTE 8	OTHER ASSETS

(millions of Canadian dollars)	2007	2006
Amounts receivable from brokers, dealers and clients	$ 7,004	$ 5,458
Accrued interest	1,734	1,458
Accounts receivable, prepaid expenses and other items	6,790	4,983
Insurance-related assets, excluding investments	859	962
Net future income tax asset	294	537
Prepaid pension expense	618	603
Total	$17,299	$14,001

NOTE 9	DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts, some of which earn interest.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2007 was $95 million (2006 – $83 million).

Certain deposit liabilities are classified as trading and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income.

Deposits by Type

(millions of Canadian dollars)				2007	2006
	Demand	Notice	Term	Total	Total
Personal	$22,248	$58,008	$ 67,305	$147,561	$146,636
Banks	2,567	164	7,431	10,162	14,186
Business and government	20,048	28,461	24,813	73,322	100,085
Trading	–	–	45,348	45,348	–
Total[1]	$44,863	$86,633	$144,897	$276,393	$260,907
Non-interest-bearing deposits included above					
In domestic offices				$ 6,214	$ 6,217
In foreign offices				4,025	4,328
Interest-bearing deposits included above					
In domestic offices				179,043	166,084
In foreign offices				86,922	82,870
U.S. federal funds deposited				189	1,408
Total[1]				$276,393	$260,907

[1] Included in deposit liabilities on the Consolidated Balance Sheet is $360 million due to TD Capital Trust II.

Term Deposits

(millions of Canadian dollars)							2007	2006
	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total	Total
Personal	$20,843	$28,167	$4,285	$1,093	$12,902	$ 15	$ 67,305	$ 67,012
Banks	5,235	2,079	34	1	10	72	7,431	12,410
Business and government	19,241	4,399	148	39	260	726	24,813	54,046
Trading	42,260	1,431	360	433	271	593	45,348	–
Total	$87,579	$36,076	$4,827	$1,566	$13,443	$1,406	$144,897	$133,468

NOTE 10	OTHER LIABILITIES

(millions of Canadian dollars)	2007	2006
Amounts payable to brokers, dealers and clients	$ 9,457	$ 6,748
Accrued interest	1,960	1,980
Accounts payable, accrued expenses and other items	6,176	3,168
Insurance-related liabilities	3,080	2,959
Accrued benefit liability	777	723
Accrued salaries and employee benefits	909	684
Cheques and other items in transit	554	841
Current income taxes payable	916	358
Total	$23,829	$17,461

NOTE 11 | SUBORDINATED NOTES, DEBENTURES AND NON-CONTROLLING INTERESTS

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of the Superintendent of Financial Institutions Canada.

Interest expense is recognized on the accrual basis using the effective interest rate method.

Subordinated Notes and Debentures

(millions of Canadian dollars)

Maturity date	Interest rate (%)	Earliest par redemption date	Foreign currency amount	2007	2006
December 2007 – August 2009	Various[1]	–		**$ 5**	$ 6
June 2011[2]	7.63%	–	US$ 207 million	**206**	224
May 2012[2]	7.00%	–	US$ 217 million	**216**	247
July 2012	6.55%	July 2007		**–**	497
September 2012	5.20%	September 2007		**–**	550
September 2013	4.54%	September 2008		**1,000**	1,000
August 2014	10.05%	–		**149**	149
January 2016[3]	4.32%	January 2011		**1,000**	1,000
October 2016[4]	4.87%	October 2011		**500**	500
June 2018	5.69%	June 2013		**898**	897
September 2022[2]	4.64%	September 2017		**270**	270
May 2025	9.15%	–		**196**	196
February 2027[2]	8.98%	February 2007		**–**	55
February 2027[2]	9.06%	February 2007		**–**	75
May 2027[2]	10.52%	May 2007		**–**	32
June 2028[2]	7.65%	June 2008	US$ 54 million	**54**	61
July 2030[2]	11.30%	July 2010	US$ 11 million	**11**	14
October 2030[2]	10.88%	October 2010	US$ 24 million	**24**	31
February 2031[2]	10.20%	February 2011	US$ 4 million	**4**	5
July 2031[2]	8.94%	January 2007		**–**	6
April 2032[2]	8.00%	April 2007		**–**	230
April 2033[2]	6.85%	April 2008	US$ 21 million	**21**	23
April 2033[2]	6.45%	April 2008	US$ 16 million	**15**	18
March 2034[2]	8.48%	March 2009	US$ 21 million	**21**	24
June 2035[2]	6.12%	September 2010	US$ 10 million	**10**	–
June 2035[2]	6.08%	September 2010	US$ 10 million	**10**	–
October 2104[5]	4.97%	October 2015		**794**	790
December 2105[6]	4.78%	December 2016		**2,245**	–
December 2106[7]	5.76%	December 2017		**1,800**	–
				$ 9,449	$ 6,900

[1] Interest is payable at various rates, from 0% to 0.125%.
[2] Obligation of a subsidiary.
[3] On January 16, 2006, the Bank issued $1 billion 4.317% medium term notes due January 18, 2016.
[4] On April 28, 2006, the Bank issued $500 million 4.87% medium term notes due October 28, 2016.
[5] On November 1, 2005, the Bank issued $800 million 4.97% medium term notes due October 30, 2104.
[6] On December 14, 2006, the Bank issued $2.25 billion 4.779% medium term notes due on December 14, 2105.
[7] On July 20, 2007, the Bank issued $1.8 billion 5.763% medium term notes due on December 18, 2106.

REPAYMENT SCHEDULE

The aggregate maturities of the Bank's subordinated notes and debentures are as follows:

(millions of Canadian dollars)	2007	2006
Within 1 year	**$ 1**	$ 1
Over 1 to 2 years	**4**	1
Over 3 to 4 years	**206**	4
Over 4 to 5 years	**216**	224
Over 5 years	**9,022**	6,670
Total	**$9,449**	$6,900

Non-controlling Interests

On May 17, 2007, a subsidiary of TD Banknorth issued 500,000 non-cumulative REIT preferred stock, Series A for gross cash consideration of US$500 million. The Series A shares pay an annual non-cumulative dividend of 6.378%. The Series A shares are redeemable, in whole or in part, at par on October 15, 2017 and every five years thereafter and qualify as Tier 1 regulatory capital of the Bank.

Non-controlling interests for 2006 primarily related to TD Banknorth.

NOTE 12 | LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES

As required by Section 3861, Financial Instruments – Disclosure and Presentation, the Bank classifies preferred shares and capital trust securities, convertible into a variable number of the Bank's common shares at the holder's option, as liabilities for reporting purposes.

Preferred shares without conversion rights are not classified as liabilities and are presented in Note 13. TD Capital Trust II Securities – Series 2012-1 are not consolidated at the Bank level but are described further below.

Liabilities

(millions of Canadian dollars)	2007	2006
Preferred Shares		
Preferred shares issued by the Bank (thousands of shares):		
Class A – 16 Series I	$ –	$ –
Class A – 14,000 Series M	350	350
Class A – 8,000 Series N	200	200
	550	550
Preferred shares issued by TD Mortgage Investment Corporation (thousands of shares):		
350 non-cumulative preferred shares, Series A	–	344
Total Preferred Shares	550	894
Capital Trust Securities		
Trust units issued by TD Capital Trust (thousands of units):		
900 Capital Trust Securities – Series 2009	899	900
Total Capital Trust Securities	899	900
Total Liabilities for Preferred Shares and Capital Trust Securities	$ 1,449	$ 1,794

PREFERRED SHARES

None of the outstanding preferred shares are redeemable at the option of the holder. Redemptions and repurchases of all preferred shares are subject to prior approval of the Superintendent of Financial Institutions Canada.

Class A First Preferred Shares, Series I

On July 31, 2006, the Bank redeemed all of its 16,065 outstanding Class A First Preferred Shares, Series I at the par price of $6.25 per share.

Class A First Preferred Shares, Series M

On February 3, 2003, the Bank issued 14 million Series M shares for gross cash consideration of $350 million.

On or after April 30, 2009, the Bank may redeem all, or from time to time, part of the outstanding Series M shares by payment in cash of $26.00 per share if redeemed prior to April 30, 2010; $25.75 if redeemed on or after April 30, 2010 and prior to April 30, 2011; $25.50 if redeemed on or after April 30, 2011 and prior to April 30, 2012; $25.25 if redeemed on or after April 30, 2012 and prior to April 30, 2013; and $25.00 if redeemed thereafter together with the unpaid interest to the date of redemption.

On or after April 30, 2009, the Bank may convert the outstanding Series M shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series M share together with any declared and unpaid interest to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.

On or after October 31, 2013, each Series M share may, at the option of the holder, be converted quarterly into common shares as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid interest to the date of conversion.

Class A First Preferred Shares, Series N

On April 30, 2003, the Bank issued 8 million Series N shares for gross cash consideration of $200 million.

On or after April 30, 2009, the Bank may redeem all, or from time to time, part of the outstanding Series N shares by payment in cash of $26.00 per share if redeemed prior to April 30, 2010; $25.75 if redeemed on or after April 30, 2010 and prior to April 30, 2011; $25.50 if redeemed on or after April 30, 2011 and prior to April 30, 2012; $25.25 if redeemed on or after April 30, 2012 and prior to April 30, 2013; and $25.00 if redeemed thereafter together with unpaid interest to the date of redemption.

On or after April 30, 2009, the Bank may convert the outstanding Series N shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series N share together with any declared and unpaid interest to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.

On or after January 31, 2014, each Series N share may, at the option of the holder, be converted quarterly into common shares as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid interest to the date of conversion.

TD MORTGAGE INVESTMENT CORPORATION PREFERRED SHARES, SERIES A

On October 31, 2007, TD Mortgage Investment Corporation redeemed all 350,000 preferred shares, Series A at the price of $1,000 per share.

Interest Distributions on Preferred Shares

(per share)	Distribution frequency	Amount
Series M	Quarterly	$0.29375
Series N	Quarterly	$0.28750

CAPITAL TRUST SECURITIES – SERIES 2009

The Capital Trust Securities – Series 2009 (TD CaTS) are issued by TD Capital Trust (Trust), whose voting securities are owned 100% by the Bank. Holders of TD CaTS are eligible to receive semi-annual non-cumulative fixed cash distributions of $38 per each TD CaTS. Should the Trust fail to pay the semi-annual distributions in full, the Bank's ability to declare dividends and interest distributions on Bank common and preferred shares would be restricted.

Between June 30, 2005 and December 31, 2009, the Trust has the option of redeeming the outstanding TD CaTS for the greater of: (a) $1,000 per TD CaTS together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2009 at that time plus 0.38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to the Trust prior to June 30, 2005, the Trust may redeem the outstanding TD CaTS for a redemption price as calculated above. On or after December 31, 2009, the redemption price will be $1,000 per TD CaTS together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.

On or after June 30, 2010, each TD CaTS may, at the option of the holder, be converted semi-annually into one non-cumulative Class A redeemable First Preferred Share, Series A1 of the Bank. By giving at least 60 days' notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $1,000 per TD CaTS together with unpaid distributions to the date of conversion.

Each TD CaTS may be automatically exchanged into one non-cumulative Class A redeemable First Preferred Share, Series A1 of the Bank without the consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) the Superintendent of Financial Institutions Canada takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (d) the Bank fails to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

The distribution rate on the TD CaTS is 7.60% per annum. The Bank has not issued any non-cumulative Class A redeemable First Preferred Share, Series A1 as at October 31, 2007. If issued, these shares would have a dividend rate of 7.60%.

TD CAPITAL TRUST II SECURITIES – SERIES 2012–1

TD Capital Trust II Securities – Series 2012–1 (TD CaTS II), are issued by TD Capital Trust II (Trust II), whose voting securities are 100% owned by the Bank. Trust II is a variable interest entity. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it. The senior deposit note of $350 million that was issued to Trust II is reflected in deposits on the Consolidated Balance Sheet. For regulatory purposes, the $350 million of TD CaTS II issued by Trust II is considered as part of the Bank's available capital.

Holders of TD CaTS II are eligible to receive semi-annual non-cumulative fixed cash distributions of $33.96 per TD CaTS II. Should Trust II fail to pay the semi-annual distributions in full, the Bank's ability to declare dividends on Bank common and preferred shares would be restricted. The proceeds from the issuance were invested in Bank deposits. Between December 31, 2007 and December 31, 2012, Trust II has the option of redeeming the outstanding TD CaTS II for the greater of: (a) $1,000 per TD CaTS together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2012 at that time plus 0.38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to Trust II prior to December 31, 2012, Trust II may redeem the outstanding TD CaTS II for a redemption price as calculated above. On or after December 31, 2012, the redemption price would be $1,000 per TD CaTS II together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.

At any time, each TD CaTS II may, at the option of the holder, be converted into 40 non-cumulative Class A redeemable First Preferred Shares, Series A2 of the Bank. At any time before the conversion is completed, the Bank may find substitute purchasers for the TD CaTS II at the purchase price of not less than 90% of the closing price of such TD CaTS II on the last trading day immediately before the date fixed for purchase. The Bank has not issued any non-cumulative Class A redeemable First Preferred Shares, Series A2 as at October 31, 2007.

Each TD CaTS II may be automatically exchanged into 40 non-cumulative Class A redeemable First Preferred Shares, Series A3 of the Bank without the consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) the Superintendent of Financial Institutions Canada takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; (d) the Board of Directors of the Bank advises the Superintendent that the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (e) the Bank fails to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

NOTE 13 SHARE CAPITAL

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

Shares Issued and Outstanding

(millions of shares and millions of Canadian dollars)	**2007**		2006		2005	
	Number of shares	**Amount**	Number of shares	Amount	Number of shares	Amount
Common:						
Balance at beginning of year	**717.4**	**$6,334**	711.8	$5,872	655.9	$3,373
Issued on exercise of options	**3.8**	**173**	3.4	119	4.3	125
Issued as a result of dividend reinvestment plan	**1.2**	**85**	5.4	328	7.3	380
Impact of shares (acquired) sold in Wholesale Banking	**0.4**	**30**	(0.3)	(20)	–	6
Issued on the acquisition of TD Banknorth	**–**	**–**	–	–	44.3	1,988
Issued on the acquisition of VFC	**–**	**–**	1.1	70	–	–
Purchased for cancellation	**(5.0)**	**(45)**	(4.0)	(35)	–	–
Balance at end of year – common	**717.8**	**$6,577**	717.4	$6,334	711.8	$5,872
Preferred (Class A – Series O):						
Issued during the year	**–**	**$ –**	17.0	$ 425	–	$ –
Balance at end of year – preferred	**17.0**	**$ 425**	17.0	$ 425	–	$ –

PREFERRED SHARES

Class A First Preferred Shares, Series O

On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O shares for gross cash consideration of $425 million.

On or after November 1, 2010, the Bank may redeem all, or from time to time, part of the outstanding Series O shares by payment in cash of $26.00 per share if redeemed on or prior to October 30, 2011; $25.75 if redeemed after October 30, 2011 and on or prior to October 30, 2012; $25.50 if redeemed after October 30, 2012 and on or prior to October 30, 2013; $25.25 if redeemed after October 30, 2013 and on or prior to October 30, 2014; and $25.00 if redeemed thereafter, together with the unpaid dividends to the date of redemption.

The Series O shares pay a quarterly non-cumulative dividend of $0.303125 per share.

Class A First Preferred Shares, Series P

Subsequent to year-end, on November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P shares for gross cash consideration of $250 million.

On or after November 1, 2012, the Bank may redeem all, or from time to time, part of the outstanding Series P shares by payment in cash of $26.00 per share if redeemed on or prior to October 30, 2013; $25.75 if redeemed after October 30, 2013 and on or prior to October 30, 2014; $25.50 if redeemed after October 30, 2014 and on or prior to October 30, 2015; $25.25 if redeemed after October 30, 2015 and on or prior to October 30, 2016; and $25.00 if redeemed thereafter, together with the unpaid dividends to the date of redemption.

NORMAL COURSE ISSUER BID

On December 20, 2006, the Bank commenced a normal course issuer bid, effective for up to one year, to repurchase for cancellation up to five million common shares, representing approximately 0.7% of the Bank's outstanding common shares as at December 13, 2006. This bid was completed in August, 2007 after the purchase of five million shares at a cost of $356 million. The Bank repurchased four million common shares at a cost of $264 million under its previous normal course issuer bid which commenced on September 18, 2006 and was completed in October 2006.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank's treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank's discretion, or from the open market at market price. During the year, a total of 1.2 million common shares were issued from the Bank's treasury with no discount. In 2006, 5 million common shares were issued from the Bank's treasury at a discount of 1% and an additional 0.4 million were issued with no discount under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS

The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of the Superintendent of Financial Institutions Canada. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.

The Bank is also restricted from paying dividends in the event that either Trust or Trust II fails to pay semi-annual distributions in full to holders of their respective trust securities, TD CaTS and TD CaTS II. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all interest distributions and dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of interest on preferred shares or dividends on common shares.

NOTE 14 ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income is composed of the Bank's net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes.

The following table summarizes the Bank's accumulated other comprehensive income (loss), net of income taxes, as at October 31, 2007 and 2006.

Accumulated Other Comprehensive Income, Net of Income Taxes

(millions of Canadian dollars)	As at October 31, 2007	As at October 31, 2006
Unrealized gain on available-for-sale securities, net of cash flow hedges	$ 393	$ –
Unrealized foreign currency translation losses on investments in subsidiaries, net of hedging activities	(2,073)	(918)
Gains on derivatives designated as cash flow hedges	9	–
Accumulated other comprehensive income balance as at October 31	**$ (1,671)**	$ (918)

NOTE 15 STOCK-BASED COMPENSATION

The Bank operates various stock-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards granted after October 31, 2002. Under the fair value method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock. No compensation expense is recorded for 23.9 million stock options awarded and outstanding prior to November 1, 2002, because the Bank prospectively adopted the current accounting standard on stock-based compensation. 6.5 million of these stock options remain unexercised, as at October 31, 2007.

STOCK OPTION PLAN

The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven or ten years and vest over a three or four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 11 million common shares have been reserved for future issuance (2006 – 12.5 million; 2005 – 14.3 million). The outstanding options expire on various dates to May 30, 2016. A summary of the Bank's stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity

(millions of shares)	2007	Weighted average exercise price	2006	Weighted average exercise price	2005	Weighted average exercise price
Number outstanding, beginning of year	**18.3**	**$ 41.18**	19.9	$38.08	22.1	$35.21
Conversion of TD Banknorth options to TD Bank underlying	**4.1**	**57.16**	–	–	–	–
Granted	**1.5**	**67.42**	1.9	59.95	2.2	49.41
Exercised	**(3.8)**	**39.71**	(3.4)	33.78	(4.3)	28.95
Forfeited/cancelled	–	**54.46**	(0.1)	43.38	(0.1)	38.46
Number outstanding, end of year	**20.1**	**$ 45.02**	18.3	$41.18	19.9	$38.08
Exercisable, end of year	**15.0**	**$ 40.87**	12.9	$37.85	13.2	$36.30

The following table summarizes information relating to stock options outstanding and exercisable at October 31, 2007.

Range of Exercise Prices

	Options outstanding			Options exercisable	
	Number outstanding (millions of shares)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (millions of shares)	Weighted average exercise price
$16.97 – $29.57	0.5	1.79	$ 26.04	0.5	$ 26.04
$29.80 – $40.43	4.9	3.99	34.25	4.9	34.25
$40.92 – $47.02	6.9	3.56	41.21	6.4	41.23
$49.40 – $55.93	4.3	5.78	50.86	2.7	50.96
$56.19 – $67.42	3.5	5.48	63.23	0.5	59.82

The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: (i) risk-free interest rate of 3.90% (2006 – 3.91%; 2005 – 3.7%); (ii) expected option life of 5.2 years (2006 – 5.1 years; 2005 – 5.3 years); (iii) expected volatility of 19.5% (2006 – 21.9%; 2005 – 25.7%); and (iv) expected dividend yield of 2.92% (2006 – 2.88%; 2005 – 2.84%). During the year, 1.5 million (2006 – 1.9 million; 2005 – 2.2 million) options were granted with a weighted average fair value of $11.46 per option (2006 – $11.26 per option; 2005 – $10.64 per option).

During the year, the Bank recognized compensation expense in the Consolidated Statement of Income of $20 million (2006 – $31 million; 2005 – $21 million) for the stock option awards granted.

OTHER STOCK-BASED COMPENSATION PLANS

The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank's common shares that generally vest over three years. A liability is accrued by the Bank related to such share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Income over the vesting period. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the Bank's total shareholder return relative to the average of the other major Canadian banks. The number of such share units under these plans at October 31, 2007 is 8 million (2006 – 9 million; 2005 – 11 million).

The Bank also offers deferred share unit plans to eligible executives and non-employee directors. Under these plans, a portion of the participant's annual incentive award may be deferred as share units equivalent to the Bank's common shares. The deferred share units are not redeemable by the participant until retirement, permanent disability or termination of employment or directorship and must be redeemed for cash by the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2007, 2.2 million deferred share units were outstanding (2006 – 2.5 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of restricted share units and deferred share units are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. For the year ended October 31, 2007, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $125 million (2006 – $129 million; 2005 – $113 million). The compensation expense recognized before the effects of hedges was $202 million.

EMPLOYEE SAVINGS PLAN

The Bank also operates a share purchase plan available to employees. Prior to March 1, 2007, employees could contribute up to 6% of their annual base earnings to a maximum of $4,500 per calendar year toward the purchase of the Bank's common shares. The Bank matched 50% of the employee contribution amount. Effective March 1, 2007, the Employee Savings Plan (ESP) program changed and employees can contribute any amount of their eligible earnings (net of source deductions) to the ESP. The Bank now matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee's eligible earnings or $2,250, whichever comes first. The Bank's contributions vest once the employee has completed two years of continuous service with the Bank. For the year ended October 31, 2007, the Bank's contributions totaled $49 million (2006 – $41 million; 2005 – $36 million) and was expensed as part of salaries and employee benefits incurred. As at October 31, 2007, an aggregate of 6.5 million common shares were held under the ESP (2006 – 6 million; 2005 – 5.9 million). The shares in the ESP are purchased in the open market and are considered outstanding for computing the Bank's basic and diluted earnings per share. Dividends earned on Bank common shares held by the ESP are used to purchase additional common shares for the ESP in the open market.

TD BANKNORTH

As a result of the TD Banknorth privatization, 7.7 million TD Banknorth stock options were converted into 4.1 million TD Bank stock options using the exchange ratio set out in the merger agreement. The fair value of the converted options that were vested was $52 million on the conversion date, which was recorded in contributed surplus and was part of the purchase consideration.

TD Banknorth stock options that would have expired prior to December 31, 2008 were not converted, and were paid out in cash based on their intrinsic value of $7 million on the conversion date. These were part of the purchase consideration.

Activity for all stock option plans is summarized below:

TD Banknorth Stock Option Activity

(millions of shares)	**2007**	**Weighted average exercise price**	2006	Weighted average exercise price
Number outstanding, beginning of year	**9.8**	**$29.79**	8.0	$30.38
Granted	**–**	**–**	2.6	31.34
Exercised	**(2.0)**	**28.82**	(0.5)	25.92
Forfeited/cancelled	**(0.1)**	**34.30**	(0.3)	32.80
Conversion of TD Banknorth options to TD Bank underlying	**(7.7)**	**29.96**	–	–
Number outstanding, end of year	**–**	**–**	9.8	29.79
Exercisable, end of year	**–**	**–**	6.3	27.89

Prior to the TD Banknorth privatization, TD Banknorth recognized compensation expense in its Consolidated Statement of Income of $4.1 million (2006 – $8 million; 2005 – $3 million) for the stock option awards granted.

TD Banknorth Other Stock-based Compensation Plans

TD Banknorth offered restricted share units and performance share unit plans for certain employees of TD Banknorth. Under these plans, participants were granted units equivalent to TD Banknorth common shares that generally vest at the end of three years. The number of performance share units was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. At the maturity date, the participant receives cash representing the value of the share units. As a result of the TD Banknorth privatization, share units were converted to the equivalent of the Bank's common shares using the exchange ratio set out in the merger agreement. In addition, for future performance periods, the final number of performance share units will be adjusted based on the Bank's total shareholder return relative to the average of the other major Canadian banks.

TD Banknorth also offered a performance-based restricted share unit plan to certain executives that provided for the grant of share units equivalent to the Bank's common shares which vest at the end of three years. The number of performance share units for the first two years of the performance period was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. As a result of the TD Banknorth privatization, the number of performance share units for the third and final year of the performance period will be adjusted based on the Bank's total shareholder return relative to the average of the other major Canadian banks.

The number of TD Banknorth share units under these plans at October 31, 2007 was 1.6 million (2006 – 1.8 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of share units are recorded, net of the effects of related hedges, in its Consolidated Statement of Income. During the year, TD Banknorth recognized compensation expense, net of the effects of hedges, for these plans of $37 million (2006 – $19 million; 2005 – $10 million). The compensation expense recognized before the effects of hedges was $46 million.

In addition, TD Banknorth and its subsidiaries maintain 401(k) plans covering substantially all regular employees, and an employee stock purchase plan that is available to employees with one year of service. Participation in the employee stock purchase plan ceased on December 31, 2006.

NOTE 16 | EMPLOYEE FUTURE BENEFITS

The Bank's principal pension plan, The Pension Fund Society of The Toronto-Dominion Bank (the Society), is a defined benefit plan for which membership is voluntary. Benefits under the plan are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last 10 years of plan membership. As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. Funding for both defined benefit plans is provided by contributions from the Bank and members of the plans. In addition, the Bank maintains other partially funded benefit plans for eligible employees. Related retirement benefits are paid from the Bank's assets and contributions.

The Bank also provides certain post-retirement benefits, post-employment benefits, compensated absence and termination benefits for its employees (non-pension employee benefits), which are generally non-funded. These benefits include health care, life insurance and dental benefits. Employees eligible for the post-retirement benefits are those who retire from the Bank who meet minimum age and service requirements. Retirees are required to pay a portion of the cost of their benefits. Employees eligible for the post-employment benefits are those on disability and maternity leave.

For the defined benefit plans and the non-pension employee benefit plans, actuarial valuations are prepared at least every three years (and extrapolated in the interim) to determine the present value of the accrued benefit liability. Pension and non-pension benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of investment returns on the plan's assets, compensation increases, retirement ages of employees and estimated health care costs. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the valuation date. The expense includes the cost of benefits for the current year's service, interest expense on liabilities, expected income on plan assets based on fair market values and the amortization of plan amendments on a straight-line basis over the expected average remaining service life of the active members (10 years for the principal pension plan) and the expected average remaining period to full eligibility for non-pension post-retirement benefits (10 years). The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair market value of plan assets is also amortized over the expected average remaining service life of the active members (10 years for the principal pension plan and 16 years for the non-pension post-retirement plans). The cumulative difference between expense and funding contributions is reported on the Consolidated Balance Sheet in other assets or other liabilities.

For the defined contribution plans, annual pension expense is equal to the Bank's contributions to the plan.

PENSION BENEFIT PLAN

The Bank's principal pension plan is funded by contributions from the Bank and from members. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plan and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time.

The table on the following page presents the financial position of the Bank's principal pension plan. The pension plan assets and obligations are measured as at July 31.

The Bank's contributions to the principal pension plan during 2007 were $84 million. These contributions were made in accordance with the actuarial valuation report for funding purposes as at October 31, 2004 and the actuarial cost certificates filed March 30, 2007 and June 22, 2007. The next valuation date for funding purposes is at October 31, 2007.

To develop the expected long term rate of return on assets assumption for the Bank's principal pension plan, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the fund. This resulted in the selection of a long term rate of return on assets assumption of 6.75%.

The effect of a one percent increase or decrease in the expected return on assets assumption on the 2007 pension expense would be a $20 million decrease or increase, respectively.

The Bank's principal pension plan weighted average asset allocations at July 31 by asset category are as follows:

Asset Allocation

Security	2007	2006	2005
Equity	**57%**	56%	57%
Debt	**34**	35	38
Alternative investments	**7**	6	3
Cash equivalents	**2**	3	2
Total	**100%**	100%	100%

For 2007 the Bank's principal pension plan's net assets included funded investments in the Bank and its affiliates which had a market value of $8 million (2006 – $6 million; 2005 – $6 million).

The investment policy for the Bank's principal pension plan is detailed below. The plan was in compliance with its investment policy throughout the year.

The investments of the Bank's principal pension plan are managed utilizing a balanced approach with the primary objective of achieving a real rate of return of 3%. Accordingly, the allowable asset mix ranges are detailed in the following table:

Asset Mix

Security	Acceptable range
Equity	35%–65%
Debt	30%–48%
Alternative investments	0%–15%
Cash equivalents	0%–4%

Futures contracts and options can be utilized provided they do not create additional financial leverage. However, the plan invests in hedge funds, which normally will employ leverage when executing their investment strategy. Substantially all assets must have readily ascertainable market values.

The equity portfolio will be generally fully invested and broadly diversified primarily in medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality may also be included to further diversify the portfolio.

Debt instruments of a non-government entity must not exceed 10% of the total debt portfolio. Corporate debt issues generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating within the debt portfolio.

Plan Benefit Obligations, Assets and Funded Status

(millions of Canadian dollars)	**2007**	2006	2005
Accumulated benefit obligation at end of period	**$ 1,852**	$ 1,783	$ 1,810
Change in projected benefit obligation			
Projected benefit obligation at beginning of period	**1,979**	1,978	1,535
Service cost – benefits earned	**65**	71	46
Interest cost on projected benefit obligation	**112**	105	101
Members' contributions	**33**	29	26
Benefits paid	**(103)**	(114)	(93)
Actuarial (gains) losses	**–**	–	(9)
Change in actuarial assumptions	**(32)**	(96)	318
Plan amendments	**16**	6	54
Projected benefit obligation at end of period	**2,070**	1,979	1,978
Change in plan assets			
Plan assets at fair market value at beginning of period	**2,015**	1,907	1,650
Actual income on plan assets	**83**	67	78
Gain (loss) on disposal of investments	**103**	(113)	286
Members' contributions	**33**	29	26
Employer's contributions	**83**	60	64
Increase (decrease) in unrealized gains on investments	**15**	185	(95)
Benefits paid	**(103)**	(114)	(93)
General and administrative expenses	**(4)**	(6)	(9)
Plan assets at fair market value at end of period	**2,225**	2,015	1,907
Excess (deficit) of plan assets over projected benefit obligation	**155**	36	(71)
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	**190**	293	416
Unrecognized prior service costs	**68**	61	62
Employer's contributions in fourth quarter	**15**	14	15
Prepaid pension expense	**428**	404	422
Annual expense			
Net pension expense includes the following components:			
Service cost – benefits earned	**65**	71	46
Interest cost on projected benefit obligation	**112**	105	101
Actual return on plan assets	**(197)**	(133)	(260)
Actuarial (gains) losses	**(32)**	(96)	309
Plan amendments	**16**	6	54
Difference between costs arising in the period and costs recognized in the period in respect of:			
Return on plan assets[1]	**61**	5	149
Actuarial (gains) losses[2]	**41**	118	(300)
Plan amendments[3]	**(7)**	2	(48)
Pension expense	**$ 59**	$ 78	$ 51
Actuarial assumptions used to determine the annual expense			
Weighted average discount rate for projected benefit obligation	**5.50%**	5.20%	6.40%
Weighted average rate of compensation increase	**3.50**	3.50	3.50
Weighted average expected long-term rate of return on plan assets[4]	**6.75**	6.75	6.75
Actuarial assumptions used to determine the benefit obligation at end of period			
Weighted average discount rate for projected benefit obligation	**5.60%**	5.50%	5.20%
Weighted average rate of compensation increase	**3.50**	3.50	3.50
Weighted average expected long-term rate of return on plan assets[4]	**6.75**	6.75	6.75

[1] Includes expected return on plan assets of $136 million (2006 – $128 million; 2005 – $111 million) less actual return on plan assets of $197 million (2006 – $133 million; 2005 – $260 million).

[2] Includes loss recognized in fiscal 2007 of $9 million (2006 – $22 million; 2005 – $9 million) less actuarial (gains) losses on projected benefit obligation in the year of $(32) million (2006 – $(96) million; 2005 – $309 million).

[3] Includes amortization of costs for plan amendments in fiscal 2007 of $9 million (2006 – $8 million; 2005 – $6 million) less actual cost of plan amendments in the year of $16 million (2006 – $6 million; 2005 – $54 million).

[4] Net of fees and expenses.

OTHER PENSION PLANS

CT Pension Plan

As a result of the acquisition of CT, the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987. CT employees joining the plan on or after June 1, 1987 were only eligible to join the defined contribution portion. Effective August 2002, the defined contribution portion of the plan was closed to new contributions from active employees and employees eligible for that plan became eligible to join the Bank's principal pension plan. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan. The pension plan assets and obligations are measured as at July 31. The following table presents the financial position of the defined benefit portion of the CT Plan.

CT Pension Plan Obligations and Assets

(millions of Canadian dollars)	**2007**	2006	2005
Projected benefit obligation at end of period	**$338**	$343	$352
Plan assets at fair market value at end of period	**357**	358	365
Prepaid pension expense	**75**	77	79
Pension expense	**5**	5	5

TD Banknorth Pension Plan

TD Banknorth has a non-contributory defined benefit retirement plan covering most permanent, full-time employees. Supplemental retirement plans have also been adopted for certain key officers. In addition, TD Banknorth and its subsidiaries sponsor limited post-retirement benefit programs which provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements.

The plan assets and obligations are measured as at September 30, 2007. The following table presents the financial position of the defined benefit portion of TD Banknorth's pension plan.

TD Banknorth Plan Obligations and Assets

(millions of Canadian dollars)	**2007**	2006	2005
Projected benefit obligation at end of period	**$338**	$304	$278
Plan assets at fair market value at end of period	**460**	334	307
Prepaid pension expense	**115**	122	112
Pension expense	**4**	7	5[1]

[1] Pension expense for the seven months ended September 30, 2005.

Supplemental Employee Retirement Plans

The following table presents the financial position of the Bank's largest other benefit plans. These plans are supplemental employee retirement plans which are partially funded for eligible employees. The benefit plan assets and obligations are measured as at July 31.

(millions of Canadian dollars)	**2007**	2006	2005
Projected benefit obligation at end of period	**$342**	$332	$328
Plan assets at fair market value at end of period	**–**	1	5
Accrued benefit liability	**271**	253	226
Pension expense	**33**	34	29

Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

NON-PENSION POST-RETIREMENT BENEFIT PLANS

In addition to the Bank's pension plans, the Bank also provides certain health care, life insurance and dental benefits to retired employees. The table below presents the financial position of the Bank's principal non-pension post-retirement benefit plans. The principal non-pension post-retirement plan obligations are measured as at July 31.

Other Post-retirement Obligations

(millions of Canadian dollars)	2007	2006	2005
Change in projected benefit obligation			
Projected benefit obligation at beginning of period	**$ 374**	$ 436	$ 302
Service cost – benefits earned	**11**	12	10
Interest cost on projected benefit obligation	**21**	20	20
Plan amendments	**–**	(65)	–
Benefits paid	**(8)**	(8)	(7)
Actuarial (gains) losses	**(2)**	(21)	111
Projected benefit obligation at end of period	**396**	374	436
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	**120**	128	157
Unamortized past service costs	**(54)**	(59)	–
Employer's contributions	**3**	2	2
Accrued benefit liability	**$ 327**	$ 303	$ 277
Annual expense			
Net non-pension post-retirement benefit expense includes the following components:			
Service cost – benefits earned	**$ 11**	$ 12	$ 10
Interest cost on projected benefit obligation	**21**	20	20
Actuarial (gains) losses	**(2)**	(21)	111
Plan amendments	**–**	(65)	–
Difference between costs arising in the period and costs recognized in the period in respect of:			
Actuarial (gains) losses[1]	**8**	29	(110)
Plan amendments[2]	**(5)**	59	–
Non-pension post-retirement benefit expense	**$ 33**	$ 34	$ 31
Actuarial assumptions used to determine the annual expense			
Weighted average discount rate for projected benefit obligation	**5.60%**	5.30%	6.60%
Weighted average rate of compensation increase	**3.50**	3.50	3.50
Actuarial assumptions used to determine the benefit obligation at end of period			
Weighted average discount rate for projected benefit obligation	**5.60%**	5.60%	5.30%
Weighted average rate of compensation increase	**3.50**	3.50	3.50

[1] Includes loss recognized in fiscal 2007 of $6 million (2006 – $8 million; 2005 – $1 million) less actuarial (gains) losses on projected benefit obligation in the year of $(2) million (2006 – $(21) million; 2005 – $111 million).

[2] Includes amortization of costs for plan amendments in fiscal 2007 of $(5) million (2006 – $(6) million; 2005 –nil) less actual cost of plan amendments in the year of nil (2006 – $(65) million; 2005 – nil).

The assumed health care cost increase rate for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plans is 6.9%. The rate is assumed to decrease gradually to 4.2% by the year 2014 and remain at that level thereafter.

For 2007, the effect of a one percentage point increase or decrease in the assumed health care cost trend rate on the benefit expense is a $7 million increase and a $5 million decrease, respectively, and on the benefit obligation, a $72 million increase and a $57 million decrease, respectively.

Amounts Recognized in the Consolidated Balance Sheet

(millions of Canadian dollars)	2007	2006
Other Assets		
Principal Pension Plan	**$ 428**	$ 404
CT Pension Defined Benefit Plan	**75**	77
TD Banknorth Defined Benefit Plan	**115**	122
Prepaid pension expense	**618**	603
Other Liabilities		
Non-Pension Post Retirement Benefit Plan	**327**	303
Supplemental Employee Retirement Plan	**271**	253
Other employee future benefits – net	**179**	167
Accrued benefit liability	**777**	723
Net amount recognized as at October 31	**$ (159)**	$ (120)

CASH FLOWS

The Bank's contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

Plan Contributions

(millions of Canadian dollars)	2007	2006	2005
Principal pension plan	**$ 84**	$ 60	$ 57
CT Defined Benefit Pension Plan	**2**	3	31
TD Banknorth Defined Benefit Pension Plan	**48**	33	–
Supplemental employee retirement plans	**16**	8	8
Non-pension post-retirement benefit plans	**9**	8	7
Total	**$ 159**	$ 112	$ 103

Estimated Contributions

In 2008, the Bank or its subsidiaries expect to contribute $70 million to the principal pension plan, nil to the CT Defined Benefit Pension Plan, $40 million to the TD Banknorth Defined Benefit Pension Plan, $12 million to the Bank's supplemental employee retirement plans and $12 million for the principal non-pension post-retirement benefit plans. Future contribution amounts may change upon the Bank's review of its contribution levels during the year.

Estimated Future Benefit Payments

Estimated future benefit payments under the Bank's principal pension plan are $105 million for 2008; $105 million for 2009; $106 million for 2010; $108 million for 2011; $119 million for 2012 and $582 million for 2013 to 2017.

Estimated future benefit payments under the principal non-pension post-retirement benefit plans are $12 million for 2008; $13 million for 2009; $14 million for 2010; $15 million for 2011; $17 million for 2012 and $106 million for 2013 to 2017.

NOTE 17 TRADING-RELATED INCOME

Trading assets and liabilities, including derivatives, are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income. Beginning on November 1, 2006, certain loans held within a trading portfolio were designated under the fair value option and are also measured at fair value.

Trading-related income comprises net interest income, trading income and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Trading income includes realized and unrealized gains and losses on trading securities, trading derivatives and loans designated as trading under the fair value option.

Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.

Trading-related income by product line depicts trading income for each major trading category.

Trading-related Income

(millions of Canadian dollars)	2007	2006	2005
Net interest income	**$ (55)**	$ (65)	$ 457
Trading income			
Trading securities and derivatives	**591**	797	147
Loans designated as trading under the fair value option	**(38)**	–	–
Total trading income	**$ 553**	$ 797	$ 147
Total trading-related income	**$ 498**	$ 732	$ 604
By product			
Interest rate and credit portfolios	**$ 239**	$ 362	$ 370
Foreign exchange portfolios	**312**	306	248
Equity and other portfolios	**(15)**	64	(14)
Loans designated as trading under the fair value option	**(38)**	–	–
Total trading-related income	**$ 498**	$ 732	$ 604

NOTE 18 INSURANCE

The majority of insurance premiums, claims, and liabilities are derived from the Bank's property and casualty insurance business. These premiums, net of reinsurance, are recognized as income on a pro-rata basis over the terms of the policies. Claims are expensed as incurred. Insurance-related liabilities, reported in other liabilities, represent unpaid claims and estimates for losses incurred but not yet reported, as determined by the appointed actuary in accordance with accepted actuarial practice.

(millions of Canadian dollars)	2007	2006	2005
Net earned premiums and fees	**$2,325**	$2,226	$2,118
Claims and related expenses	**1,320**	1,330	1,292
	$1,005	$ 896	$ 826

NOTE 19 RESTRUCTURING COSTS

TD BANKNORTH RESTRUCTURING, PRIVATIZATION AND MERGER-RELATED CHARGES

As a result of the privatization of TD Banknorth and related restructuring initiatives undertaken within both TD Banknorth and TD Bank USA during 2007, the Bank incurred a total of $67 million before-tax restructuring charges of which $59 million related to TD Banknorth and $8 million related to TD Bank USA. The restructuring charges consisted primarily of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. In the Consolidated Statement of Income, the restructuring charges are included in restructuring costs.

During the year, TD Banknorth also incurred privatization costs of $11 million before tax, which primarily consisted of legal and investment banking fees, and merger-related costs of $8 million in connection with the integration of Hudson United Bancorp (Hudson) and Interchange Financial Services Corporation (Interchange) with TD Banknorth. In the Consolidated Statement of Income, the privatization and merger-related charges are included in other non-interest expenses.

WHOLESALE BANKING

In 2005, the Bank restructured its global structured products businesses within Wholesale Banking to reduce focus on the less profitable and more complex activities and concentrate resources on growing the more profitable areas of the business. As a result, the Bank recorded $43 million of restructuring costs in 2005. During 2006, the Bank recorded an additional $50 million of restructuring costs, consisting primarily of severance costs in relation to the restructuring of the global structured products businesses.

As at October 31, 2007, the total unutilized balance of restructuring costs of $29 million (2006 – $27 million) shown below is included in other liabilities in the Consolidated Balance Sheet.

Restructuring Costs

(millions of Canadian dollars)					2007	2006	2005
	Human Resources	Real Estate	Technology	Other	Total	Total	Total
Balance at beginning of year	**$ 19**	**$ 8**	**$ –**	**$ –**	**$ 27**	$25	$ 7
Restructuring costs arising (reversed) during the year:							
Wholesale Banking	**–**	**–**	**–**	**–**	**–**	50	43
U.S. Personal and Commercial Banking	**37**	**10**	**17**	**3**	**67**	–	–
Amount utilized during the year:							
Wholesale Banking	**7**	**3**	**–**	**–**	**10**	48	25
U.S. Personal and Commercial Banking	**33**	**10**	**11**	**1**	**55**	–	–
Balance at end of year	**$ 16**	**$ 5**	**$ 6**	**$ 2**	**$ 29**	$27	$ 25

NOTE 20 INCOME TAXES

The Bank recognizes both the current and future income tax of all transactions that have been recognized in the Consolidated Financial Statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. The Bank records a valuation allowance to the extent the future tax asset exceeds the amount that is more likely than not to be realized.

Provision for (Benefit of) Income Taxes[1]

(millions of Canadian dollars)	2007	2006	2005
Provision for income taxes – Consolidated Statement of Income			
Current income taxes	**$ 974**	$ 888	$ 960
Future income taxes	**(121)**	(14)	(261)
	853	874	699
Provision for income taxes – Statement of Other Comprehensive Income			
Current income taxes	**980**	209	141
Future income taxes	**(78)**	–	–
	902	209	141
Income taxes – other non-income related items including business combinations and other transition adjustments			
Current income taxes	**(10)**	10	(45)
Future income taxes	**442**	(3)	–
	432	7	(45)
Total provision for (benefit of) income taxes	**$2,187**	$1,090	$ 795
Current income taxes			
Federal	**$1,120**	$ 600	$ 454
Provincial	**598**	339	230
Foreign	**226**	168	372
	1,944	1,107	1,056
Future income taxes			
Federal	**(37)**	(49)	(220)
Provincial	**(13)**	(26)	(105)
Foreign	**293**	58	64
	243	(17)	(261)
Total	**$2,187**	$1,090	$ 795

[1] Certain prior period numbers have been restated to conform with the presentation adopted in the current period.

Indicated below are the statutory income tax rates and income taxes reconciled to the effective income tax rates and provisions for income taxes that have been recorded in the Consolidated Statement of Income.

Reconciliation to Statutory Tax Rate

(millions of Canadian dollars)	2007		2006		2005	
Income taxes at Canadian statutory income tax rate	**$1,627**	**34.9%**	$1,934	35.0%	$1,072	35.0%
Increase (decrease) resulting from:						
Dividends received	**(423)**	**(9.1)**	(234)	(4.2)	(232)	(7.6)
Rate differentials on international operations	**(336)**	**(7.2)**	(248)	(4.5)	(215)	(7.0)
Items related to dilution gains and losses	**–**	**–**	(582)	(10.5)	163	5.3
Future federal and provincial tax rate changes	**12**	**0.3**	10	0.2	–	–
Other – net	**(27)**	**(0.6)**	(6)	(0.2)	(89)	(2.9)
Provision for income taxes and effective income tax rate	**$ 853**	**18.3%**	$ 874	15.8%	$ 699	22.8%

The net future tax asset which is reported in other assets is composed of:

Net Future Tax Asset

(millions of Canadian dollars)	2007	2006
Future income tax assets		
Allowance for credit losses	**$ 210**	$ 268
Premises and equipment	**332**	237
Deferred income	**11**	12
Securities	**53**	193
Goodwill	**63**	77
Employee benefits	**351**	384
Other	**207**	248
Total future income tax assets	**1,227**	1,419
Valuation allowance	**(19)**	(46)
Future income tax assets	**1,208**	1,373
Future income tax liabilities		
Intangible assets	**(738)**	(678)
Employee benefits	**(156)**	(153)
Other	**(20)**	(5)
Future income tax liabilities	**(914)**	(836)
Net future income tax asset[1]	**$ 294**	$ 537

[1] Included in the October 31, 2007 net future income tax asset are future income tax assets (liabilities) of $374 million (2006 – $329 million) in Canada, $(92) million (2006 – $192 million) in the United States and $12 million (2006 – $16 million) in International jurisdictions.

Earnings of certain subsidiaries would be subject to additional tax only upon repatriation. The Bank has not recognized a future income tax liability for this additional tax since it does not currently plan to repatriate the undistributed earnings. If all the undistributed earnings of the operations of these subsidiaries were repatriated, estimated additional taxes payable would be $428 million at October 31, 2007 (2006 – $454 million).

NOTE 21 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income applicable to common shares by the weighted average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank's common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Such potential dilution is not recognized in a loss period.

Basic and diluted earnings per share at October 31 are as follows:

Basic and Diluted Earnings per Share

	2007	2006	2005
Basic earnings per share			
Net income available to common shares ($ millions)	**$ 3,977**	$4,581	$ 2,229
Average number of common shares outstanding (millions)	**718.6**	716.8	691.3
Basic earnings per share ($)	**$ 5.53**	$ 6.39	$ 3.22
Diluted earnings per share			
Net income available to common shares ($ millions)	**$ 3,977**	$4,581	$ 2,229
Average number of common shares outstanding (millions)	**718.6**	716.8	691.3
Stock options potentially exercisable as determined under the treasury stock method[1]	**6.9**	6.2	5.6
Average number of common shares outstanding – diluted (millions)	**725.5**	723.0	696.9
Diluted earnings per share[1] ($)	**$ 5.48**	$ 6.34	$ 3.20

[1] For 2007, the computation of diluted earnings per share excluded weighted average options outstanding of 0.01 thousand with a weighted-average exercise price of $65.44 as the option price was greater than the average market price of the Bank's common shares. For 2006, the computation of diluted earnings per share excluded weighted average options outstanding of 712 thousand with a weighted-average exercise price of $60.02 as the option price was greater than the average market price of the Bank's common shares.
For 2005, the computation of diluted earnings per share excluded weighted-average options outstanding of 271 thousand with a weighted-average exercise price of $49.40 as the option price was greater than the average market price of the Bank's common shares.

Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include securities held in the trading portfolio, certain securities and loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading and obligations related to securities sold short.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. In certain circumstances, however, the initial fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or based on a valuation technique whose variables include only inputs from observable markets and accordingly give rise to an inception profit.

Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When independent prices are not available, fair values are determined by using valuation techniques which utilize observable market inputs. These include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market inputs or transaction prices.

A number of factors such as bid-offer spread, credit profile and model uncertainty are taken into account, as appropriate, when values are calculated using valuation techniques.

If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or it is extinguished.

When a valuation technique significantly utilizes non-observable market inputs or transaction prices, no inception profit is recognized when the asset or liability is first recognized.

METHODS AND ASSUMPTIONS

The Bank calculates fair values based on the following methods of valuation and assumptions:

Financial Instruments Whose Carrying Value Approximates Fair Value

For certain financial assets and financial liabilities that are short term in nature or contain variable rate features, fair value is based on the appropriate prevailing interest rates and/or credit curves. The fair value of cash and due from banks, interest-bearing deposits with banks, customers' liability under acceptances, acceptances and securities borrowed or purchased under reverse repurchase agreement are considered to be equal to carrying value.

Securities

The methods used to determine the fair value are described in Note 2. The fair values of securities are based on quoted market prices or, where quoted market prices are not readily available, quoted market prices of similar securities, other third-party evidence or by using another valuation technique.

Loans

The estimated fair value of loans reflects changes in interest rates which have occurred since the loans were originated and changes in the creditworthiness of individual borrowers. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at market interest rates for loans with similar credit risks. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, in the absence of deterioration in credit, fair value is assumed to equal carrying value.

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of over-the-counter derivative financial instruments is determined using valuation models that incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics.

The fair value of over-the-counter trading derivatives is estimated using well established models, but is recorded net of valuation adjustments, which recognize the need to address market, liquidity, model and credit risks not appropriately captured by the models. If the model includes inputs that are not observable in the market, inception gains and losses associated with these contracts are deferred and recognized as the inputs become observable.

For non-trading derivatives, the fair value is determined on the same basis as for trading derivatives.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms. For deposits with no defined maturities, the Bank considers fair value to equal cash value based on carrying value being the equivalent to the amount payable on the reporting date.

Subordinated Notes and Debentures

The fair values of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to us for debt of the same remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities

The fair values for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.

The fair values in the following table exclude the value of assets that are not financial instruments. Also excluded from this table are assets, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which add significant value to the Bank.

Financial Assets and Liabilities

(millions of Canadian dollars)	2007		2006	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Financial Assets				
Cash and due from banks	**$ 1,790**	**$ 1,790**	$ 2,019	$ 2,019
Interest-bearing deposits with banks	**14,746**	**14,746**	8,763	8,763
Securities				
Trading	**77,637**	**77,637**	77,482	77,482
Designated as trading under the fair value option	**2,012**	**2,012**	–	–
Available-for-sale	**35,650**	**36,340**	–	–
Held-to-maturity	**7,737**	**7,680**	–	–
Investment	**–**	**–**	46,976	47,772
Securities purchased under reverse repurchase agreements	**27,648**	**27,648**	30,961	30,961
Loans	**174,680**	**174,760**	160,608	160,464
Loans designated as trading under the fair value option	**1,235**	**1,235**	–	–
Customers' liability under acceptances	**9,279**	**9,279**	8,676	8,676
Trading derivatives **(Note 24)**	**36,052**	**36,052**	27,845	27,845
Other assets	**13,407**	**13,407**	9,844	10,828
Liabilities				
Trading deposits	**45,348**	**45,348**	–	–
Other deposits	**231,045**	**230,812**	260,907	260,806
Acceptances	**9,279**	**9,279**	8,676	8,676
Obligations related to securities sold short	**24,195**	**24,195**	27,113	27,113
Obligations related to securities sold under repurchase agreements	**16,574**	**16,574**	18,655	18,655
Trading derivatives **(Note 24)**	**39,028**	**39,028**	29,337	29,337
Subordinated notes and debentures	**9,449**	**9,396**	6,900	7,168
Liabilities for preferred shares and capital trust securities	**1,449**	**1,517**	1,794	1,937
Other liabilities	**20,605**	**20,605**	14,219	14,881

Management validates that the estimates of fair value are reasonable using a process of obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes in place. The valuations are also validated by past experience and through the actual cash settlement of contracts.

The Bank defers all inception profit on financial instruments where fair value is estimated using valuation techniques based on non-observable market inputs that are significant to the overall valuation. The difference between the fair value at initial recognition represented by transaction price and the fair value determined using the valuation technique is recognized in income when the inputs become observable. The total amount of change in fair value recognized in income for the year ended October 31, 2007 relating to these financial instruments was $62 million, which is before the impact of hedges and includes changes in both the observable and non-observable inputs.

The potential effect of using reasonable possible alternative assumptions for valuing these financial instruments would range from a reduction in the fair value by $68 million to an increase in the fair value by $82 million (before changes in valuation adjustments).

The following table summarizes the aggregate profit not recognized due to the difference between the transaction price and amount determined using valuation techniques with significant non-observable market inputs at inception:

(millions of Canadian dollars)	**2007**
Balance at beginning of year	**$ 102**
New transactions	**8**
Recognized in the income statement during the period	**(25)**
Balance at end of year	**$ 85**

NOTE 23 | INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table on the following page details interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management's estimates for prepayments or early redemptions that are independent of changes in interest rates.

Prior to November 1, 2006, the off-balance sheet position included notional amounts for transactions that are put into place as hedges of items not included in the trading account. These transactions are now included in other assets or other liabilities. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Trading securities and all derivatives are presented in the floating rate category.

Interest Rate Risk

(billions of Canadian dollars)

2007	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Assets								
Cash resources and other	$ 2.3	$ 12.3	$ 0.6	$ 15.2	$ –	$ –	$ 1.3	$ 16.5
Effective yield		*2.9%*	*5.3%*					
Trading securities	$ 77.6	$ –	$ –	$ 77.6	$ –	$ –	$ –	$ 77.6
Securities designated as trading under the fair value option	$ –	$ 1.2	$ 0.2	$ 1.4	$ 0.5	$ –	$ 0.1	$ 2.0
Available-for-sale	$ 0.1	$ 1.9	$ 7.9	$ 9.9	$ 19.9	$ 2.1	$ 3.7	$ 35.6
Effective yield		*4.7%*	*4.4%*		*4.1%*	*5.2%*		
Held-to-maturity	$ –	$ 0.7	$ 1.7	$ 2.4	$ 5.3	$ –	$ –	$ 7.7
Effective yield		*4.6%*	*4.1%*		*4.2%*			
Securities purchased under resale agreements	$ 6.8	$ 11.3	$ 5.5	$ 23.6	$ –	$ 3.0	$ 1.0	$ 27.6
Effective yield		*4.6%*	*5.6%*			*5.5%*		
Loans	$ 12.3	$ 76.1	$ 22.4	$110.8	$54.4	$ 7.6	$ 1.9	$174.7
Effective yield		*6.3%*	*6.3%*		*6.0%*	*6.2%*		
Loans designated as trading under the fair value option	$ –	$ –	$ –	$ –	$ –	$ –	$ 1.2	$ 1.2
Other	$ 48.3	$ –	$ –	$ 48.3	$ –	$ –	$ 30.9	$ 79.2
Total assets	**$147.4**	**$103.5**	**$ 38.3**	**$289.2**	**$80.1**	**$12.7**	**$ 40.1**	**$422.1**
Liabilities and shareholders' equity								
Trading deposits	$ –	$ 36.3	$ 7.4	$ 43.7	$ 0.5	$ 0.3	$ 0.9	$ 45.4
Other deposits	$ 58.1	$ 47.0	$ 45.1	$150.2	$20.4	$ 0.8	$ 59.6	$231.0
Effective yield		*3.0%*	*3.9%*		*3.2%*	*6.4%*		
Obligations related to securities sold short	$ 24.2	$ –	$ –	$ 24.2	$ –	$ –	$ –	$ 24.2
Obligations related to securities sold under repurchase agreements	$ 1.3	$ 12.9	$ 1.7	$ 15.9	$ –	$ –	$ 0.7	$ 16.6
Effective yield		*4.0%*	*6.4%*					
Subordinated notes and debentures	$ –	$ –	$ –	$ –	$ 0.4	$ 9.0	$ –	$ 9.4
Effective yield					*7.2%*	*5.3%*		
Other	$ 50.8	$ –	$ –	$ 50.8	$ 0.9	$ 0.6	$ 21.8	$ 74.1
Shareholders' equity	$ –	$ –	$ –	$ –	$ 0.4	$ –	$ 21.0	$ 21.4
Total liabilities and shareholders' equity	**$134.4**	**$ 96.2**	**$ 54.2**	**$284.8**	**$22.6**	**$10.7**	**$104.0**	**$422.1**
Net position	**$ 13.0**	**$ 7.3**	**$(15.9)**	**$ 4.4**	**$57.5**	**$ 2.0**	**$(63.9)**	**$ –**

Interest Rate Risk by Currency

(billions of Canadian dollars)

2007	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Canadian currency	**$ 7.3**	**$ 27.7**	**$(11.6)**	**$ 23.4**	**$43.1**	**$ (1.7)**	**$(74.4)**	**$(9.6)**
Foreign currency	**5.7**	**(20.4)**	**(4.3)**	**(19.0)**	**14.4**	**3.7**	**10.5**	**9.6**
Net position	**$13.0**	**$ 7.3**	**$(15.9)**	**$ 4.4**	**$57.5**	**$ 2.0**	**$(63.9)**	**$ –**

Interest Rate Risk

(billions of Canadian dollars)

2006	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Total assets	$139.8	$97.2	$32.9	$269.9	$77.5	$10.0	$ 35.5	$392.9
Total liabilities and shareholders' equity	122.3	92.1	52.2	266.6	32.7	8.6	85.0	392.9
On-balance sheet position	17.5	5.1	(19.3)	3.3	44.8	1.4	(49.5)	–
Off-balance sheet position	–	(12.0)	13.8	1.8	(2.2)	0.4	–	–
Net position	$ 17.5	$ (6.9)	$ (5.5)	$ 5.1	$42.6	$ 1.8	$(49.5)	$ –

Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts.

The Bank uses these instruments to manage the risks associated with its funding and investing strategies or for trading purposes.

DERIVATIVES HELD FOR TRADING PURPOSES

The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions, and in certain cases, to manage risk related to its trading portfolio. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in trading income.

DERIVATIVES HELD FOR NON-TRADING

When derivatives are held for risk management purposes and when the transactions meet the requirements of Section 3865, they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment. Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis. Certain derivative instruments that are held for economic hedging purposes, and do not meet the requirements of Section 3865, are also classified as non-trading derivatives but the change in fair value of these derivatives is recognized in other income. All non-trading derivatives are recorded on the Consolidated Balance Sheet in other assets or other liabilities.

HEDGING RELATIONSHIPS

Hedge Accounting

At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be deemed effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedge relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in earnings.

When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges

The Bank's fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the statement of income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the statement of income in other income.

If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortized to the statement of income based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognized, in which case it is released to the statement of income immediately.

Cash Flow Hedges

The Bank is exposed to variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the statement of income in other income.

Amounts accumulated in other comprehensive income are reclassified to the statement of income in the period in which the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is eventually recognized in the statement of income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the statement of income.

Net Investment Hedges

Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Gains and losses accumulated in other comprehensive income are included in the statement of income upon the repatriation or disposal of the investment in the foreign operation.

DERIVATIVE PRODUCT TYPES

The majority of the Bank's derivative contracts are over-the-counter transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives

Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank's interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives

Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives

Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives

The Bank also transacts equity and commodity derivatives in both the exchange and over-the-counter markets.

Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Commodity contracts include commodity forward, futures, swaps and options, such as precious metals and energy-related products in both over-the-counter and exchange markets.

The Bank issues certain loan commitments to customers at a fixed price. These funding commitments are accounted for as derivatives if there is past practice of selling the loans shortly after funding. Loan commitments are carried at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income.

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

EMBEDDED DERIVATIVES

Derivatives may be embedded in other financial instruments (the "host instrument"). Prior to the adoption of the new accounting standards on November 1, 2006, such embedded derivatives were not accounted for separately from the host instrument, except in the case of derivatives embedded in equity-linked deposit contracts within the scope of Accounting Guideline 17, *Equity-linked deposit contracts*, which has been replaced by CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in trading income.

Certain of the Bank's deposit obligations that vary according to the performance of certain equity levels or indices, may be subject to a guaranteed minimum redemption amount and have an embedded derivative. The Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in income as they arise. The Bank does not expect significant future earnings volatility as the embedded derivatives are effectively hedged.

Fair Value of Derivative Financial Instruments

(millions of Canadian dollars)				2007		2006
	Average fair value for the year[1]		Year-end fair value		Year-end fair value	
	Positive	Negative	Positive	Negative	Positive	Negative
Derivative financial instruments held or issued for trading purposes:						
Interest rate contracts						
Futures	$ 8	$ 2	$ –	$ 4	$ –	$ –
Forward rate agreements	6	7	12	7	6	13
Swaps	8,535	9,647	7,935	9,138	9,536	10,586
Options written	–	752	–	621	–	1,101
Options purchased	735	–	603	–	1,128	–
Total interest rate contracts	9,284	10,408	8,550	9,770	10,670	11,700
Foreign exchange contracts						
Forward contracts	3,861	3,868	6,777	7,361	2,837	2,717
Swaps	2,956	758	3,923	840	3,008	850
Cross-currency interest rate swaps	6,622	7,657	10,811	12,913	4,987	6,133
Options written	–	655	–	919	–	457
Options purchased	644	–	845	–	446	–
Total foreign exchange contracts	14,083	12,938	22,356	22,033	11,278	10,157
Other contracts						
Credit derivatives	1,321	1,532	1,436	1,525	938	1,169
Other contracts[2]	4,350	5,496	3,710	5,700	4,959	6,311
Fair value – trading	29,038	30,374	36,052	39,028	27,845	29,337
Derivative financial instruments held or issued for non-trading purposes:						
Interest rate contracts						
Forward rate agreements	–	–	–	–	1	–
Swaps	743	626	841	618	482	404
Options written	–	–	–	–	–	–
Options purchased	25	–	15	–	5	–
Total interest rate contracts	768	626	856	618	488	404
Foreign exchange contracts						
Forward contracts	645	694	1,082	1,923	523	222
Cross-currency interest rate swaps	–	3	–	34	–	–
Options purchased	1	–	16	–	–	–
Total foreign exchange contracts	646	697	1,098	1,957	523	222
Other contracts						
Credit derivatives	8	35	18	18	8	36
Other contracts[2]	606	18	894	–	810	–
Fair value – non-trading	2,028	1,376	2,866	2,593	1,829	662
Total fair value	$31,066	$31,750	$38,918	$41,621	$29,674	$29,999

[1] The average fair value of trading derivative financial instruments for the year ended October 31, 2006 was: Positive $32,878 million and Negative $33,744 million. Averages are calculated on a monthly basis.
[2] Includes equity and commodity derivatives.

Over-the-counter and Exchange Traded Derivative Financial Instruments

(billions of Canadian dollars)					2007	2006
	Trading					
Notional principal	Over-the-counter	Exchange traded	Total trading	Total non-trading	Total	Total
Interest rate contracts						
Futures	$ –	$213.8	$ 213.8	$ –	$ 213.8	$ 279.9
Forward rate agreements	43.3	–	43.3	3.0	46.3	50.9
Swaps	881.1	–	881.1	149.0	1,030.1	1,098.6
Options written	77.9	21.8	99.7	0.1	99.8	156.9
Options purchased	66.7	12.0	78.7	32.3	111.0	165.9
Total interest rate contracts	1,069.0	247.6	1,316.6	184.4	1,501.0	1,752.2
Foreign exchange contracts						
Futures	–	1.2	1.2	–	1.2	1.2
Forward contracts	241.6	–	241.6	38.0	279.6	284.5
Swaps	14.4	–	14.4	–	14.4	14.8
Cross-currency interest rate swaps	197.3	–	197.3	1.7	199.0	173.0
Options written	26.8	–	26.8	–	26.8	22.2
Options purchased	23.0	–	23.0	3.2	26.2	19.8
Total foreign exchange contracts	503.1	1.2	504.3	42.9	547.2	515.5
Other contracts						
Credit derivatives	194.3	–	194.3	2.5	196.8	158.8
Other contracts[1]	85.8	25.6	111.4	4.3	115.7	165.8
Total	$1,852.2	$274.4	$2,126.6	$234.1	$2,360.7	$2,592.3

[1] Includes equity and commodity derivatives.

Derivative Financial Instruments by Term to Maturity

(billions of Canadian dollars)						2007	2006
	Remaining term to maturity						
Notional principal	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total	Total
Interest rate contracts							
Futures	$ 169.8	$ 42.0	$ 2.0	$ –	$ –	$ 213.8	$ 279.9
Forward rate agreements	44.4	1.8	0.1	–	–	46.3	50.9
Swaps	368.5	257.9	185.3	157.2	61.2	1,030.1	1,098.6
Options written	74.9	14.0	4.4	5.4	1.1	99.8	156.9
Options purchased	66.9	30.3	6.6	5.9	1.3	111.0	165.9
Total interest rate contracts	724.5	346.0	198.4	168.5	63.6	1,501.0	1,752.2
Foreign exchange contracts							
Futures	1.2	–	–	–	–	1.2	1.2
Forward contracts	235.4	31.0	13.0	0.2	–	279.6	284.5
Swaps	1.1	3.0	3.4	4.8	2.1	14.4	14.8
Cross-currency interest rate swaps	48.1	51.9	35.6	43.5	19.9	199.0	173.0
Options written	23.4	3.4	–	–	–	26.8	22.2
Options purchased	22.8	3.1	0.2	–	0.1	26.2	19.8
Total foreign exchange contracts	332.0	92.4	52.2	48.5	22.1	547.2	515.5
Credit derivatives	15.2	40.6	79.1	58.7	3.2	196.8	158.8
Other contracts[1]	81.9	26.3	4.4	2.6	0.5	115.7	165.8
Total	$1,153.6	$505.3	$334.1	$278.3	$89.4	$2,360.7	$2,592.3

[1] Includes equity and commodity derivatives.

DERIVATIVE-RELATED RISKS

Market Risk

Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank's trading business and is monitored independently by the Bank's Risk Management Group.

Credit Risk

Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a default of a counterparty on its obligation to the Bank. The treasury credit area is responsible for the implementation of and compliance with credit policies established by the Bank for the management of derivative credit exposures. Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolios. The credit risk of derivatives traded over-the-counter is limited by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques. In the following table, the current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank's maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by the Office of the Superintendent of Financial Institutions Canada to the notional principal amount of the instruments. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit Exposure of Derivative Financial Instruments

(millions of Canadian dollars)			2007			2006
	Current replacement cost[1]	**Credit equivalent amount**	**Risk-weighted amount**	Current replacement cost[1]	Credit equivalent amount	Risk-weighted amount
Interest rate contracts						
Forward rate agreements	**$ 13**	**$ 22**	**$ 5**	$ 6	$ 32	$ 7
Swaps	**8,899**	**14,269**	**3,203**	10,123	15,513	3,491
Options purchased	**607**	**901**	**230**	1,133	1,535	371
Total interest rate contracts	**9,519**	**15,192**	**3,438**	11,262	17,080	3,869
Foreign exchange contracts						
Forward contracts	**7,758**	**12,001**	**2,777**	3,261	7,263	1,673
Swaps	**3,923**	**4,773**	**1,265**	3,008	3,781	998
Cross-currency interest rate swaps	**10,799**	**20,412**	**4,075**	4,981	13,135	2,775
Options purchased	**856**	**1,247**	**274**	442	866	192
Total foreign exchange contracts	**23,336**	**38,433**	**8,391**	11,692	25,045	5,638
Credit derivatives	**1,568**	**12,141**	**2,528**	210	8,850	1,836
Other contracts[2]	**3,994**	**8,968**	**2,846**	4,757	10,502	3,066
Total derivative financial instruments	**38,417**	**74,734**	**17,203**	27,921	61,477	14,409
Less impact of master netting agreements and collateral	**23,891**	**40,209**	**9,629**	17,123	31,857	7,762
Total	**$14,526**	**$34,525**	**$7,574**	$10,798	$29,620	$6,647

[1] Exchange traded instruments and forward foreign exchange contracts with an original maturity of 14 days or less are excluded in accordance with the guidelines of the Office of the Superintendent of Financial Institutions Canada. The total positive fair value of the excluded contracts at October 31, 2007 was $501 million (2006 – $1,753 million).
[2] Includes equity and commodity derivatives.

Current Replacement Cost of Derivatives

(millions of Canadian dollars)		Canada[1]		United States[1]		Other international[1]		Total
By sector	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Financial	**$19,337**	$11,356	**$121**	$ 82	**$12,148**	$11,252	**$31,606**	$22,690
Government	**3,133**	2,274	**–**	–	**170**	248	**3,303**	2,522
Other	**2,399**	1,810	**155**	93	**954**	806	**3,508**	2,709
Current replacement cost	**$24,869**	$15,440	**$276**	$175	**$13,272**	$12,306	**$38,417**	$27,921
Less impact of master netting agreements and collateral							**$23,891**	$17,123
Total							**$14,526**	$10,798

By location of ultimate risk[2]	**2007**	2006	**2007 % mix**	2006 % mix
Canada	**$ 6,820**	$ 5,278	**46.9**	48.9
United States	**2,294**	1,088	**15.8**	10.1
Other international				
United Kingdom	**1,708**	1,130	**11.8**	10.4
Europe – other	**2,580**	2,363	**17.8**	21.9
Australia and New Zealand	**731**	568	**5.0**	5.3
Japan	**54**	54	**0.4**	0.5
Asia – other	**13**	10	**0.1**	0.1
Latin America and Caribbean	**79**	64	**0.5**	0.6
Middle East and Africa	**247**	243	**1.7**	2.2
Total other international	**5,412**	4,432	**37.3**	41.0
Total current replacement cost	**$14,526**	$10,798	**100.0**	100.0

[1] Based on geographic location of unit responsible for recording revenue.
[2] After impact of master netting agreements and collateral.

Hedge accounting results for the year ended October 31, 2007 for derivatives designated in hedging relationships are as follows:

Hedge Accounting Results

(millions of Canadian dollars)	2007
Fair value hedges	
Loss arising from hedge ineffectiveness	**$ (1.1)**
Cash flow hedges	
Gain arising from hedge ineffectiveness	**$ 3.3**

Portions of derivative gains (losses) are excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities and the change in fair value related to these portions in each period are included in the Consolidated Statement of Income. The effect of this exclusion was not significant for the year ended October 31, 2007.

During the year ended October 31, 2007, the Bank did not recognize any net gain or loss in earnings associated with hedged firm commitments that no longer qualified as fair value hedges.

Over the next 12 months, the Bank expects an estimated $8 million in net losses reported in other comprehensive income as at October 31, 2007 to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 18 years. During the year ended October 31, 2007, there were no forecasted transactions that failed to occur.

NOTE 25 CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES

LITIGATION

The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. In 2005, the Bank agreed to settle the bankruptcy court claims in this matter for approximately $145 million (US$130 million). Payment of this settlement was made during 2006. As at October 31, 2007, the total contingent litigation reserve for Enron-related claims was approximately $390 million (US$413 million). It is possible that additional reserves above current level could be required. Additional reserves, if required, cannot be reasonably determined for many reasons, including that other settlements are not generally appropriate for comparison purposes, the lack of consistency in other settlements and the difficulty in predicting the future actions of other parties to the litigation. The Bank and its subsidiaries are involved in various other legal actions in the ordinary course of business, many of which are loan-related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

COMMITMENTS

Credit-related Arrangements

In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers' liability under acceptances. As discussed in Note 6, the Bank amended the terms of the liquidity facilities it offers to its securitization trusts.

The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments

(millions of Canadian dollars)	2007	2006
Financial and performance standby letters of credit	**$ 7,097**	$ 7,206
Documentary and commercial letters of credit	**586**	942
Commitments to extend credit:		
Original term to maturity of one year or less	**39,767**	37,375
Original term to maturity of more than one year	**23,862**	18,809
Total	**$71,312**	$64,332

Other Commitments

In 2004, the Bank entered into an agreement with an external party whereby the external party will operate the Bank's Automated Banking Machines (ABMs) network for seven years at a total projected cost of $451 million. Future minimum capital lease commitments for ABMs will be $62 million for 2008, $60 million for 2009, $58 million for 2010 and $55 million for 2011.

During 2003, the Bank entered into an agreement with an external party whereby the external party will provide network and computer desktop support services for seven years. During 2007, the Bank incurred $160 million and the remaining obligation is projected to be $167 million for 2008, $163 million for 2009 and $162 million for 2010.

In 2006, the Bank reached a seven-year agreement with an external party to provide the Bank's contact centre technology infrastructure. The Bank's obligation under the agreement is projected to be $32 million for 2008, $28 million for 2009, $28 million for 2010, $28 million for 2011 and $28 million for 2012.

The Bank has a number of multi-year software licensing agreements, as well as equipment maintenance agreements with external parties. The Bank's cumulative obligation under these agreements is projected to be $73 million for 2008, $54 million for 2009 and $41 million for 2010.

In addition, the Bank is committed to fund $376 million of merchant banking investments.

Long-term Commitments or Leases

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $330 million for 2008; $307 million for 2009; $255 million for 2010; $213 million for 2011; $171 million for 2012 and $598 million for 2013 and thereafter.

Future minimum capital lease commitments where the annual payment is in excess of $100 thousand, is estimated at $18 million for 2008; $15 million for 2009; $14 million for 2010; $26 million for 2011; $1 million for 2012 and $2 million for 2013 and thereafter.

The premises and equipment net rental expense charged to net income for the year ended October 31, 2007 was $588 million (2006 – $578 million, 2005 – $579 million).

Pledged Assets and Repurchase Agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2007, securities and other assets with a carrying value of $36 billion (2006 – $43 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2007, assets with a carrying value of $5 billion (2006 – $6 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

In the ordinary course of business, the Bank agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent at October 31, 2007 amounted to $12 billion (2006 – $8 billion).

GUARANTEES

As discussed in Note 1, effective November 1, 2006, the Bank adopted new accounting standards for financial instruments. Under these new rules, the Bank was required to classify its guarantees into three categories: those that are not within the scope of the new standards and require no recognition on the Consolidated Balance Sheet; those that are included in the scope of the new standards and are subject to initial recognition at fair value on the Consolidated Balance Sheet; and those that are within the scope of the new standards and require initial recognition and subsequent measurement at fair value on the Consolidated Balance Sheet. Prior to November 1, 2006, the Bank was only required to disclose certain characteristics of the guarantees and was not required to measure or record its guarantees. The impact of this change was immaterial to the Bank.

Guarantees issued by the Bank that contingently require the Bank to make payments to a third party based on changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable that is related to an asset, a liability or an equity security of the counterparty, are initially measured and recorded at fair value with all subsequent realized and unrealized gains and losses recorded in other income. Guarantees to make payments based on failure of another party to perform under an obligating agreement or failure of another third party to pay its indebtedness when due are subject only to initial recognition.

Assets Sold with Recourse

In connection with certain asset sales, the Bank typically makes representations about the underlying assets in which the Bank may have an obligation to repurchase the assets or indemnify the purchaser against any loss. A repurchase obligation does not by itself preclude sale treatment if the transferor does not maintain effective control over the specific transferred assets. Generally, the term of these repurchase obligations do not exceed five years.

Credit Enhancements

The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. Generally the term of these credit facilities do not exceed 18 years.

Written Options

Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.

Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, predefined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2007 is $154 billion (2006 – $251 billion).

Indemnification Agreements

In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank's request, to another entity.

The table below summarizes at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments

(millions of Canadian dollars)	2007	2006
Financial and performance standby letters of credit	**$7,097**	$7,206
Assets sold with recourse	**555**	822
Credit enhancements and other	**502**	197
Total	**$8,154**	$8,225

CONTRACTUAL OBLIGATIONS

The Bank has contractual obligations to make future payments on operating and capital lease commitments and certain purchase obligations. These contractual obligations impact the Bank's short-term and long-term liquidity and capital resource needs. All such contracts, with the exception of operating lease commitments (those where the Bank is committed to purchase determined volumes of goods and services), are reflected on the Bank's Consolidated Balance Sheet. The table below summarizes our contractual obligations.

Contractual Obligations by Remaining Maturity

					2007	2006
(millions of Canadian dollars)	Within 1 Year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total
Deposits[1]	**$219,075**	**$40,903**	**$15,009**	**$ 1,406**	**$276,393**	$260,907
Subordinated notes and debentures	**1**	**4**	**422**	**9,022**	**9,449**	6,900
Operating lease commitments	**330**	**562**	**384**	**598**	**1,874**	1,794
Capital lease commitments	**18**	**29**	**27**	**2**	**76**	N/A
Capital trust securities	**–**	**899**	**–**	**–**	**899**	900
Network service agreements	**167**	**325**	**–**	**–**	**492**	616
Automated banking machines	**62**	**118**	**55**	**–**	**235**	303
Contact centre technology	**32**	**56**	**56**	**–**	**144**	214
Software licensing and equipment maintenance	**73**	**95**	**–**	**–**	**168**	135
Total	**$219,758**	**$42,991**	**$15,953**	**$11,028**	**$289,730**	$271,769

[1] As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, such obligations have been included as less than one year.

NOTE 26 CONCENTRATION OF CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank's portfolio could be sensitive to changing conditions in particular geographic regions.

(millions of Canadian dollars)	Loans and customers' liabilities under acceptances[1]		Credit instruments[2,3]		Derivative financial instruments[4,5]	
	2007	2006	**2007**	2006	**2007**	2006
Canada	**82%**	81%	**65%**	62%	**34%**	32%
United States	**16**	18	**29**	34	**21**	23
United Kingdom	**1**	–	**1**	1	**12**	12
Europe – excluding the United Kingdom	**–**	–	**2**	–	**26**	26
Other International	**1**	1	**3**	3	**7**	7
Total	**100%**	100%	**100%**	100%	**100%**	100%
	$185,194	$169,284	**$71,312**	$64,332	**$38,417**	$27,921

[1] Of the total loans and customers' liability under acceptances, industry segments which equaled or exceeded 5% of the total concentration were as follows at October 31, 2007: Real estate 8% (2006 – 8%); and financial institutions 5% (2006 – 3%).

[2] At October 31, 2007, the Bank had commitments and contingent liability contracts in the amount of $71,312 million (2006 – $64,332 million). Included are commitments to extend credit totaling $63,629 million (2006 – $56,184 million), of which the credit risk is dispersed as detailed in the table above.

[3] Of the commitments to extend credit, industry segments which equaled or exceeded 5% of the total concentration were as follows at October 31, 2007: Financial institutions 45% (2006 – 45%); real estate residential 9% (2006 – 9%) and oil and gas 5% (2006 – 4%).

[4] At October 31, 2007, the current replacement cost of derivative financial instruments amounted to $38,417 million (2006 – $27,921 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above.

[5] The largest concentration by counterparty type was with financial institutions, which accounted for 82% of the total (2006 – 81%). The second largest concentration was with governments, which accounted for 9% of the total (2006 – 9%). No other industry segment exceeded 5% of the total.

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure

(millions of Canadian dollars)	2007	2006
Cash and due from banks	**$ 1,462**	$ 1,624
Interest-bearing deposits with banks	**14,746**	8,763
Securities		
Trading	**77,637**	77,482
Designated as trading under fair value option	**2,012**	–
Available-for-sale	**35,650**	–
Held-to-maturity	**7,737**	–
Investment	**–**	46,976
Securities purchased under reverse repurchase agreements	**27,648**	30,961
Loans		
Residential mortgages	**58,463**	53,386
Consumer installment and other personal loans	**67,198**	62,800
Credit card loans	**5,464**	4,743
Business and government loans	**43,555**	39,679
Business and government loans designated as trading under the fair value option	**1,235**	–
Customers' liability under acceptances	**9,279**	8,676
Derivatives[1] **(Note 24)**	**74,734**	61,477
Other assets[1]	**10,499**	8,999
Total assets	**437,319**	405,566
Credit instruments **(Note 25)**[2]	**71,312**	64,332
Total credit exposure	**$508,631**	$469,898

[1] Non-trading derivatives have been excluded from other assets and included in derivatives for purposes of this table.

[2] The balance represents the maximum amount of additional commitment that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above.

NOTE 27 SEGMENTED INFORMATION

For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking.

The Canadian Personal and Commercial Banking segment comprises the Bank's personal and business banking in Canada as well as the Bank's global insurance operations (excluding the U.S.) and provides financial products and services to personal, small business, insurance, and commercial customers. The Wealth Management segment provides investment products and services to institutional and retail investors and includes the Bank's equity investment in TD Ameritrade. The U.S. Personal and Commercial Banking segment provides commercial banking, insurance agency, wealth management, merchant services, mortgage banking and other financial services in the northeastern U.S. The Wholesale Banking segment provides financial products and services to corporate, government, and institutional customers.

The Bank's other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes activities from the effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenue and expenses.

Results of each business segment reflect revenue, expenses, assets and liabilities generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximate the value provided by the distributing segment. Income tax expense or benefit is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in the Wholesale Banking segment is eliminated in the Corporate segment.

As noted in Note 4, the Bank securitizes retail loans and receivables held by the Canadian Personal and Commercial Banking Segment in transactions that are accounted for as sales. For the purpose of segmented reporting, the Canadian Personal and Commercial Banking Segment accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the provision for credit losses related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate Segment and the gain recognized on sale which is in compliance with appropriate accounting standards together with income earned on the retained interests net of credit losses incurred are included in other income.

Results by Business Segment

(millions of Canadian dollars)

2007	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking[1]	Wholesale Banking[2]	Corporate[2]	Total
Net interest income	**$ 5,401**	**$ 318**	**$ 1,365**	**$ 875**	**$ (1,035)**	**$ 6,924**
Other income	**2,848**	**1,995**	**583**	**1,619**	**312**	**7,357**
Provision for (reversal of) credit losses	**608**	**–**	**120**	**48**	**(131)**	**645**
Non-interest expenses	**4,256**	**1,551**	**1,221**	**1,261**	**686**	**8,975**
Income before income taxes	**3,385**	**762**	**607**	**1,185**	**(1,278)**	**4,661**
Provision for (benefit of) income taxes	**1,132**	**261**	**196**	**361**	**(1,097)**	**853**
Non-controlling interests	**–**	**–**	**91**	**–**	**4**	**95**
Equity in net income of an associated company, net of tax	**–**	**261**	**–**	**–**	**23**	**284**
Net income (loss)	**$ 2,253**	**$ 762**	**$ 320**	**$ 824**	**$ (162)**	**$ 3,997**
Total assets						
– balance sheet	**$152,100**	**$14,900**	**$58,800**	**$177,200**	**$19,124**	**$422,124**
– securitized	**44,608**	**–**	**–**	**–**	**(16,292)**	**28,316**
2006						
Net interest income	$ 4,879	$ 377	$ 1,290	$ 479	$ (654)	$ 6,371
Other income	2,573	1,883	490	1,792	83	6,821
Provision for (reversal of) credit losses	413	–	40	68	(112)	409
Non-interest expenses	4,086	1,575	1,087	1,312	755	8,815
Dilution gain, net	–	–	–	–	1,559	1,559
Income before income taxes	2,953	685	653	891	345	5,527
Provision for (benefit of) income taxes	987	242	222	262	(839)	874
Non-controlling interests	–	–	195	–	(11)	184
Equity in net income of an associated company, net of tax	–	147	–	–	(13)	134
Net income	$ 1,966	$ 590	$ 236	$ 629	$ 1,182	$ 4,603
Total assets						
– balance sheet	$138,700	$13,600	$43,500	$163,900	$33,214	$392,914
– securitized	43,304	–	–	–	(15,241)	28,063
2005						
Net interest income	$ 4,342	$ 643	$ 705	$ 977	$ (659)	$ 6,008
Other income	2,361	2,103	299	1,011	177	5,951
Provision for (reversal of) credit losses	373	–	4	52	(374)	55
Non-interest expenses	3,773	2,083	549	1,325	1,114	8,844
Income (loss) before income taxes	2,557	663	451	611	(1,222)	3,060
Provision for (benefit of) income taxes	855	231	161	189	(737)	699
Non-controlling interests	–	–	132	–	–	132
Equity in net income of an associated company, net of tax	–	–	–	–	–	–
Net income (loss)	$ 1,702	$ 432	$ 158	$ 422	$ (485)	$ 2,229
Total assets						
– balance sheet	$131,000	$25,600	$35,700	$156,700	$16,210	$365,210
– securitized	34,451	–	–	–	(10,577)	23,874

[1] Commencing May 1, 2007, the results of TD Bank U.S.A. Inc. (previously reported in the Corporate segment for the period from the second quarter 2006 to the second quarter 2007 and in Wealth Management segment prior to the second quarter of 2006) are included in the U.S. Personal and Commercial Banking segment prospectively. Prior periods have not been restated as the impact is not material.

[2] The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States and International. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)

2007	Total revenue	Income before provision for income taxes, non-controlling interests, net of tax & equity in net income of associated company	Net income	Total assets
Canada	**$10,619**	**$2,992**	**$2,314**	**$275,931**
United States	**2,370**	**648**	**710**	**79,951**
Other international	**1,292**	**1,021**	**973**	**66,242**
Total	**$14,281**	**$4,661**	**$3,997**	**$422,124**
2006				
Canada	$ 9,721	$2,423	$1,802	$255,317
United States	2,564	2,538	2,182	83,059
Other international	907	566	619	54,538
Total	$13,192	$5,527	$4,603	$392,914
2005				
Canada	$ 8,472	$1,408	$1,117	$232,783
United States	2,624	1,246	639	74,306
Other international	863	406	473	58,121
Total	$11,959	$3,060	$2,229	$365,210

NOTE 28 ACQUISITIONS, DISPOSITIONS AND OTHER

(a) Commerce Bancorp, Inc.

On October 2, 2007, the Bank announced a definitive agreement to acquire 100% of Commerce Bancorp, Inc. (Commerce) for share and cash consideration with an aggregate value, as of the time of announcement of the transaction, of approximately $8.5 billion. Commerce is a public company with approximately US$50 billion in assets as at September 30, 2007. The acquisition will be accounted for using the purchase method of accounting and each share of Commerce will be exchanged for 0.4142 of a Bank common share and US$10.50 in cash. The acquisition is subject to approvals from Commerce shareholders and U.S. and Canadian regulatory authorities as well as other customary closing conditions. The transaction is currently expected to close in February or March of 2008.

(b) TD Banknorth

Interchange Financial Services Corporation

TD Banknorth completed its acquisition of Interchange on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth's sale of 13 million of its common shares to the Bank at a price of US$31.17 per share for $472 million (US$405 million). The acquisition of Interchange by TD Banknorth contributed the following assets and liabilities of Interchange to the Bank's Consolidated Balance Sheet at the date of acquisition: $1,283 million of personal/business loans and mortgages, $495 million of goodwill and intangibles, $123 million of other assets, $1,332 million of deposits and $97 million of other liabilities. TD Banknorth consolidates the financial results of Interchange. As the Bank consolidates TD Banknorth on a one month lag, Interchange's results for the nine months ended September 30, 2007 have been included in the Bank's results for the year ended October 31, 2007.

In 2006, TD Banknorth repurchased 8.5 million of its own shares for $290 million (US$256 million) and the Bank acquired 1 million additional shares of TD Banknorth for $34 million (US$30 million) in the course of open-market purchases. In addition to the TD Banknorth shares acquired by the Bank in relation to the Hudson transaction described above, the Bank began reinvesting in TD Banknorth's dividend reinvestment program in November 2005 and acquired approximately 5.2 million shares of TD Banknorth pursuant to the program, prior to the completion of the going-private transaction described below.

Going-private Transaction

On April 20, 2007, the Bank completed its privatization of TD Banknorth. Under this transaction, the Bank acquired all of the outstanding common shares of TD Banknorth that it did not already own for US$32.33 per TD Banknorth share for a total cash consideration of $3.7 billion (US$3.3 billion). The acquisition has been accounted for by the purchase method. On closing, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth's shares were delisted from the New York Stock Exchange.

As a result of the transaction, there was a net increase in goodwill and intangibles on the Bank's Consolidated Balance Sheet at the date of completion of the transaction of approximately $1.5 billion. Other purchase consideration allocation adjustments were not significant. The allocation of the purchase price is subject to finalization.

In the normal course of the Bank's financial reporting, TD Banknorth is consolidated on a one month lag basis.

As disclosed in the definitive proxy statement of TD Banknorth dated March 16, 2007 with respect to the transaction, the Bank and TD Banknorth had entered into a memorandum of understanding providing for the proposed settlement of the six lawsuits comprising the action *In re TD Banknorth Shareholders Litigation*, C.A. No. 2557-NC (Del. Ch., New Castle County). Among other things, the proposed settlement provided for the establishment by the Bank of a settlement fund in an aggregate amount of approximately $2.95 million. The proposed settlement was subject to a number of conditions, including final approval by the Delaware Court of Chancery. On July 19, 2007, the Delaware Court of Chancery disapproved the proposed settlement. Accordingly, the settlement will not be completed and former stockholders of TD Banknorth will not receive the proposed settlement amount of approximately US$0.03 per share. Completion of the transaction, which occurred on April 20, 2007, is not affected by the decision of the court. The Bank continues to believe that these lawsuits are without merit and will defend them vigorously.

Hudson United Bancorp

On January 31, 2006, TD Banknorth completed the acquisition of Hudson for total consideration of $2.2 billion (US$1.9 billion), consisting of cash consideration of $1,073 million (US$941.8 million) and the remainder in TD Banknorth common shares. The cash consideration was funded by the sale of TD Banknorth common shares to the Bank. TD Banknorth consolidates the financial results of Hudson. The transaction resulted in a dilution loss for the Bank of $72 million in 2006. The acquisition of Hudson by TD Banknorth contributed $6.0 billion of personal/business loans and mortgages, $3.2 billion of securities, $1.9 billion of goodwill and intangibles, $0.8 billion of other assets, $8.4 billion of deposits and $3.5 billion of other liabilities to the Bank's Consolidated Balance Sheet.

(c) TD Waterhouse U.S.A. and Ameritrade

On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A., at a fair market value of $2.69 billion to Ameritrade Holding Corporation (Ameritrade) in exchange for a 32.5% ownership in the combined legal entity operating under the name "TD Ameritrade". The transaction resulted in a net dilution gain on sale of $1.67 billion (US$1.45 billion) after-tax during the year ($1.64 billion pre-tax).

On acquisition, the Bank's investment in TD Ameritrade less the Bank's share of TD Ameritrade's net book value was approximately $3.7 billion and consisted primarily of intangibles (approximately $930 million) and goodwill. In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade's Canadian brokerage operations for $77 million (US$67 million) cash consideration, which consisted primarily of intangibles and goodwill.

Pursuant to the terms of the TD Ameritrade Stockholders Agreement, the Bank's beneficial ownership of TD Ameritrade is currently limited to 39.9% of the outstanding voting securities. This limit will increase to 45% in January 2009.

The Bank acquired 44.4 million shares for $939.1 million (US$831.4 million) through open market purchases, which together with TD Ameritrade's share repurchase program, resulted in the Bank's beneficial ownership of TD Ameritrade increasing from 32.5% to 39.8% as at October 31, 2006.

TD Ameritrade announced two common stock repurchase programs in 2006 for an aggregate of 32 million shares. As a result of TD Ameritrade's share repurchase activity, the Bank's beneficial ownership of TD Ameritrade increased above the ownership cap of 39.9% under the Stockholders Agreement. In accordance with the Bank's previously announced intention, the Bank sold three million shares of TD Ameritrade during the three months ended July 31, 2007 to bring its beneficial ownership of TD Ameritrade as at July 31, 2007 to 39.9%, from 40.3% as at April 30, 2007. The Bank recognized a gain of $6 million on this sale.

As at October 31, 2007, the Bank's beneficial ownership of TD Ameritrade was 39.99% due to continued TD Ameritrade share repurchase activity. The Bank intends to sell shares of TD Ameritrade to bring its beneficial ownership of TD Ameritrade to, or under, the ownership cap of 39.9% in accordance with the Stockholders Agreement.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. The fiscal periods of the Bank and TD Ameritrade are not coterminus. The Bank's equity share of TD Ameritrade's results from the acquisition date to September 30, 2006, has been reported in the Bank's results for fiscal 2006, and from October 1, 2006 to September 30, 2007 in the Bank's results for fiscal 2007.

On September 14, 2006, the Bank announced an arrangement with Lillooet Limited (Lillooet), a company sponsored by Royal Bank of Canada, pursuant to which the Bank hedged the price risk related to 27 million shares of TD Ameritrade common stock. The number of shares hedged and the hedge price were determined based on market conditions over a specified hedging establishment period.

The purpose of the arrangement with Lillooet is to provide the Bank with price protection in the event it decides to increase its beneficial ownership in TD Ameritrade in 2009. The arrangement provides that Lillooet must make a payment to the Bank in early 2009 in the event that the trading price of TD Ameritrade shares is in excess of a specific amount. If the trading price of TD Ameritrade shares is below such amount, the Bank will be required to pay Lillooet an amount related to such difference. The arrangement is scheduled to be settled in 2009, subject to acceleration or early termination in certain circumstances. The arrangement does not provide the Bank any right to acquire, or any voting or other ownership rights with respect to, any shares of TD Ameritrade.

Lillooet is a variable interest entity and the Bank is its primary beneficiary. Accordingly, the Bank has consolidated Lillooet's financial statements in these Consolidated Financial Statements.

As a result of consolidation, TD Ameritrade shares held by Lillooet have been included in the Bank's reported investment in TD Ameritrade. At October 31, 2007, Lillooet owned 27 million shares of TD Ameritrade, representing 4.5% of the issued and outstanding shares of TD Ameritrade. The Bank has also recognized the income of TD Ameritrade related to the TD Ameritrade shares owned by Lillooet as at September 30, 2007.

For a description of transactions with TD Ameritrade, see Note 29.

(d) VFC Inc.

Effective May 15, 2006, the Bank owned all of the issued and outstanding common shares of VFC Inc. (VFC), a leading provider of automotive purchase financing and consumer installment loans. The acquisition of VFC's issued and outstanding common shares resulted in a total purchase consideration of $328 million, comprising cash paid, common shares of the Bank issued and acquisition costs in the amounts of $256 million, $70 million and $2 million, respectively. The acquisition was accounted for by the purchase method. VFC's results are reported in the Canadian Personal and Commercial Banking segment.

The acquisition of VFC contributed $36 million of cash and cash equivalents, $435 million of loans, $64 million of identifiable intangibles, $8 million of other assets, $325 million of secured debt and $93 million of other liabilities to the Bank's Consolidated Balance Sheet. The excess of the total purchase consideration over the fair value of the identifiable net assets acquired was allocated entirely to goodwill.

(e) Restructuring of Visa Inc.

As part of the global restructuring of Visa USA Inc., Visa Canada Association and Visa International Service Association, which closed on October 3, 2007, the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank's membership interest in Visa Canada Association. The shares the Bank received in Visa Inc. are classified as available-for-sale securities and the Bank recorded an estimated gain of $163 million in other income – other, based on results of an independent valuation of the shares. The gain may be subject to further adjustment based on finalization of the Bank's ownership percentage in Visa Inc.

NOTE 29 RELATED-PARTY TRANSACTIONS

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and certain officers are on market terms. The amounts outstanding are as follows:

(millions of Canadian dollars)	2007	2006
Personal Loans, including mortgages	$ 7	$ 11
Business Loans	103	40
Total	**$ 110**	$ 51

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 15, Stock-based Compensation, for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH TD AMERITRADE

Pursuant to a Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank designated five of twelve members to TD Ameritrade's Board of Directors. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Money Market Deposit Account Agreement

The Bank is party to a money market deposit account (MMDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade money market deposit accounts as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the MMDAs. For providing these services, the Bank paid fees of $592.3 million in 2007 (2006 – $260.6 million).

As at October 31, 2007, amounts receivable from TD Ameritrade were $12.4 million (2006: $2.2 million). As at October 31, 2007, amounts payable to TD Ameritrade were $100.8 million (2006: $18.9 million).

TRANSACTIONS WITH SYMCOR

The Bank has a one-third ownership in Symcor Inc. (Symcor), a North American provider of business process outsourcing services for the financial services industry, including cheque and payment processing, statement production and document management. The Bank accounts for Symcor's results on an equity accounting basis. During the year, the Bank paid $128.7 million (2006 – $127.4 million) for these services. As at October 31, 2007, the amount payable to Symcor was $11.2 million (2006 – $11.7 million).

NOTE 30 SUBSEQUENT EVENTS

MEDIUM TERM NOTES

On November 1, 2007, the Bank issued $2.5 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The notes pay a coupon of 5.382% until November 1, 2012 and the bankers' acceptance rate plus 1.00% thereafter until maturity on November 1, 2017. The notes are redeemable at the Bank's option at par on November 1, 2012. The notes qualify as Tier 2B regulatory capital.

CLASS A FIRST PREFERRED SHARES, SERIES P

On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P shares for gross cash consideration of $250 million. For further details, see Note 13.

Canada

(millions of Canadian dollars)		As at October 31, 2007
Canada	Address of Head or Principal Office	Carrying value of shares owned by the Bank
CT Financial Assurance Company	Toronto, Ontario	$ 124
First Nations Bank of Canada (9%)	Saskatoon, Saskatchewan	6
Meloche Monnex Inc.	Montreal, Quebec	1,071
Security National Insurance Company	Montreal, Quebec	
Primmum Insurance Company	Toronto, Ontario	
TD Direct Insurance Inc.	Toronto, Ontario	
TD General Insurance Company	Toronto, Ontario	
TD Home and Auto Insurance Company	Toronto, Ontario	
TD Asset Finance Corp.	Toronto, Ontario	183
TD Asset Management Inc.	Toronto, Ontario	236
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	
TD Asset Management USA Inc.	Toronto, Ontario	6
TD Capital Funds Management Ltd.	Toronto, Ontario	–
TD Capital Group Limited	Toronto, Ontario	455
TD Capital Trust	Toronto, Ontario	485
TD Investment Services Inc.	Toronto, Ontario	14
TD Life Insurance Company	Toronto, Ontario	29
TD Mortgage Corporation	Toronto, Ontario	10,402
The Canada Trust Company	Toronto, Ontario	
TD Pacific Mortgage Corporation	Toronto, Ontario	
TD Mortgage Investment Corporation	Calgary, Alberta	135
TD Nordique Investments Limited	Vancouver, British Columbia	324
TD Parallel Private Equity Investors Ltd.	Toronto, Ontario	116
TD Securities Inc.	Toronto, Ontario	2,720
TD Timberlane Investments Limited	Vancouver, British Columbia	4,682
TD McMurray Investments Limited	Vancouver, British Columbia	
TD Redpath Investments Limited	Vancouver, British Columbia	
TD Riverside Investments Limited	Vancouver, British Columbia	
TD US P & C Holdings ULC	Calgary, Alberta	15,005
TD Banknorth Inc.	Portland, Maine	
TD Banknorth USA, National Association	Portland, Maine	
TD Banknorth, National Association	Portland, Maine	
Northgroup Asset Management Company	Portland, Maine	
TD Financial International Ltd.	Hamilton, Bermuda	
Canada Trustco International Limited	St. Michael, Barbados	
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados	
TD Waterhouse Canada Inc.	Toronto, Ontario	1,136
Truscan Property Corporation	Toronto, Ontario	143
VFC Inc.	Toronto, Ontario	364

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of TD Capital Trust. Each subsidiary is incorporated in the country in which its head or principal office is located, except TD Asset Management USA Inc. which was incorporated in Delaware, USA.

United States and Other International

(millions of Canadian dollars)		As at October 31, 2007
United States	Address of Head or Principal Office	Carrying value of shares owned by the Bank
TD Discount Brokerage Acquisition LLC	Wilmington, Delaware	$ 885
TD AMERITRADE Holding Corporation (7.47%)	Omaha, Nebraska	
TD Discount Brokerage Holdings LLC	Wilmington, Delaware	3,158
TD AMERITRADE Holding Corporation (32.52%)	Omaha, Nebraska	
TD North America Limited Partnership	Wilmington, Delaware	541
Toronto Dominion Holdings (U.S.A.), Inc.	Chicago, Illinois	1,631
TD Equity Options, Inc.	Chicago, Illinois	
Edge Trading Systems LLC	Chicago, Illinois	
TD Options LLC	Chicago, Illinois	
TD Holdings II Inc.	New York, New York	
TD Securities (USA) LLC	New York, New York	
TD Professional Execution, Inc.	Chicago, Illinois	
Toronto Dominion (Texas) LLC	New York, New York	
TD USA Insurance, Inc.	New York, New York	
Toronto Dominion (New York) LLC	New York, New York	
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	
Toronto Dominion Investments, Inc.	Houston, Texas	
Other International		
NatWest Personal Financial Management Limited (50%)	London, England	61
NatWest Stockbrokers Limited	London, England	
TD Haddington Services B.V.	Amsterdam, The Netherlands	9
TD Ireland	Dublin, Ireland	374
TD Global Finance	Dublin, Ireland	
TD Securities (Japan) Inc.	St. Michael, Barbados	30
TD Waterhouse Bank N.V.	Amsterdam, The Netherlands	221
TD Waterhouse Investor Services (UK) Limited	Leeds, England	44
TD Waterhouse Investor Services (Europe) Limited	Leeds, England	
Toronto Dominion Australia Limited	Sydney, Australia	165
Toronto Dominion International Inc.	St. Michael, Barbados	588
Toronto Dominion Investments B.V.	London, England	1,077
TD Bank Europe Limited	London, England	
Toronto Dominion Holdings (U.K.) Limited	London, England	
TD Securities Limited	London, England	
Toronto Dominion Jersey Holdings Limited	St. Helier, Jersey, Channel Islands	1,292
TD Guernsey Services Limited	St. Peter Port, Guernsey, Channel Islands	
TD European Funding Limited (60.99%)	St. Peter Port, Guernsey, Channel Islands	
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	635

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of TD Capital Trust. Each subsidiary is incorporated in the country in which its head or principal office is located, except TD Asset Management USA Inc. which was incorporated in Delaware, USA.

Condensed Consolidated Balance Sheet

(millions of Canadian dollars)	2007	2006	2005
Assets			
Cash resources and other	**$ 16,536**	$ 10,782	$ 13,418
Securities	**123,036**	124,458	108,096
Securities purchased under reverse repurchase agreements	**27,648**	30,961	26,375
Loans (net of allowance for credit losses)	**175,915**	160,608	152,243
Other	**78,989**	66,105	65,078
Total	**422,124**	392,914	365,210
Liabilities			
Deposits	**$276,393**	$260,907	$246,981
Other	**112,905**	101,242	93,722
Subordinated notes and debentures	**9,449**	6,900	5,138
Liabilities for preferred shares and capital trust securities	**1,449**	1,794	1,795
Non-controlling interest in subsidiaries	**524**	2,439	1,708
	400,720	373,282	349,344
Shareholders' equity			
Common shares	**6,577**	6,334	5,872
Preferred shares	**425**	425	–
Contributed surplus	**119**	66	40
Accumulated other comprehensive income	**(1,671)**	(918)	(696)
Retained earnings	**15,954**	13,725	10,650
	21,404	19,632	15,866
Total	**$422,124**	$392,914	$365,210

Condensed Consolidated Statement of Income – Reported

(millions of Canadian dollars)	2007	2006	2005
Net interest income	**$6,924**	$6,371	$6,008
Other income	**7,357**	6,821	5,951
Total revenues	**14,281**	13,192	11,959
Dilution gain on investment, net of cost	**–**	1,559	–
Provision for (reversal of) credit losses	**645**	409	55
Non-interest expenses	**8,975**	8,815	8,844
Income (loss) before provision for (benefit of) income taxes	**4,661**	5,527	3,060
Provision for (benefit of) income taxes	**853**	874	699
Non-controlling interest in net income of subsidiaries	**95**	184	132
Equity in net income of associated company, net of tax	**284**	134	–
Net income (loss)	**3,997**	4,603	2,229
Preferred dividends	**20**	22	–
Net income (loss) available to common shareholders	**$3,977**	$4,581	$2,229

Condensed Consolidated Statement of Income – Adjusted

(millions of Canadian dollars)	2007	2006	2005
Net interest income	**$6,924**	$6,371	$6,021
Other income	**7,148**	6,862	6,077
Total revenues	**14,072**	13,233	12,098
Dilution gain on investment, net of cost	**–**	–	–
Provision for (reversal of) credit losses	**705**	441	319
Non-interest expenses	**8,390**	8,260	7,887
Income (loss) before provision for (benefit of) income taxes	**4,977**	4,532	3,892
Provision for (benefit of) income taxes	**1,000**	1,107	899
Non-controlling interest in net income of subsidiaries	**119**	211	132
Equity in net income of associated company, net of tax	**331**	162	–
Net income	**4,189**	3,376	2,861
Preferred dividends	**20**	22	–
Net income available to common shareholders	**$4,169**	$3,354	$2,861

2004	2003	2002	2001	2000	1999	1998
$ 9,038	$ 7,719	$ 6,538	$ 5,945	$ 4,187	$ 6,226	$ 3,079
98,280	79,665	82,197	97,194	85,387	69,093	49,719
21,888	17,475	13,060	20,205	13,974	25,708	12,291
123,924	118,058	122,627	119,673	120,721	87,485	84,926
57,897	50,615	53,618	44,821	40,549	25,905	31,816
311,027	273,532	278,040	287,838	264,818	214,417	181,831
$206,893	$182,880	$189,190	$193,914	$185,808	$140,386	$120,677
83,262	70,404	70,216	74,356	60,121	58,946	49,015
5,644	5,887	4,343	4,892	4,883	3,217	3,606
2,560	2,785	2,735	2,392	2,526	833	845
–	–	–	372	381	335	–
298,359	261,956	266,484	275,926	253,719	203,717	174,143
3,373	3,179	2,846	2,259	2,060	2,006	1,301
–	–	–	–	–	–	–
20	9	–	–	–	–	–
(265)	(130)	418	450	279	277	426
9,540	8,518	8,292	9,203	8,760	8,417	5,961
12,668	11,576	11,556	11,912	11,099	10,700	7,688
$311,027	$273,532	$278,040	$287,838	$264,818	$214,417	$181,831

2004	2003	2002	2001	2000	1999	1998
$5,773	$5,437	$5,143	$ 4,224	$3,477	$2,928	$2,887
4,928	4,455	4,959	6,477	6,424	5,948	3,211
10,701	9,892	10,102	10,701	9,901	8,876	6,098
–	–	–	–	–	–	–
(386)	186	2,925	920	480	275	450
8,052	8,395	7,782	8,684	8,151	4,577	3,971
3,035	1,311	(605)	1,097	1,270	4,024	1,677
803	322	(445)	(206)	266	1,081	601
–	–	–	3	35	5	–
–	–	–	–	–	–	–
2,232	989	(160)	1,300	969	2,938	1,076
–	–	–	–	–	–	–
$2,232	$ 989	$ (160)	$ 1,300	$ 969	$2,938	$1,076

2004	2003	2002	2001	2000	1999	1998
$5,773	$5,437	$5,143	$ 4,224	$ –	$ –	$ –
5,006	4,500	4,919	6,127	–	–	–
10,779	9,937	10,062	10,351	–	–	–
–	–	–	–	–	–	–
336	423	1,475	620	–	–	–
7,126	6,912	6,784	6,955	–	–	–
3,317	2,602	1,803	2,776	–	–	–
832	657	389	698	–	–	–
–	–	–	3	–	–	–
–	–	–	–	–	–	–
2,485	1,945	1,414	2,075	–	–	–
–	–	–	–	–	–	–
$2,485	$1,945	$1,414	$ 2,075	$ –	$ –	$ –

[1] Results prepared in accordance with GAAP are referred to as "reported". Adjusted results (excluding "items of note", net of tax, from reported results) and related terms are not defined terms under GAAP and therefore, may not be comparable to similar terms used by other issuers. For further explanation, see "How the Bank Reports" in the accompanying Management's Discussion and Analysis. Adjusted results are presented from 2001 to allow for sufficient years for historical comparison. Adjusted earnings shown for years prior to 2006 reflect adjustments for amortization of intangibles and certain identified items as previously disclosed by the Bank for the applicable period, except as noted. See the following page for a reconciliation with reported results.

Reconciliation of non-GAAP measures[1]

(millions of Canadian dollars)	2007	2006	2005
Net income available to common shareholders – reported	**$ 3,977**	$ 4,581	$ 2,229
Items of note affecting net income, net of income taxes			
Amortization of intangibles	**353**	316	354
Amortization of goodwill	–	–	–
Dilution gain on Ameritrade transaction, net of costs	–	(1,665)	–
Dilution loss on the acquisition of Hudson by TD Banknorth	–	72	–
Balance sheet restructuring charge in TD Banknorth	–	19	–
Wholesale banking restructuring charge	–	35	29
TD Banknorth restructuring, privatization and merger-related charges	**43**	–	–
Goodwill Impairment	–	–	–
Sale of Wealth Management's Mutual Funds record keeping business	–	–	–
Special Investment Real Estates Gains	–	–	–
General Reserves	–	–	–
Changes in fair value of credit default swaps hedging the corporate loan book	**(30)**	(7)	(17)
General allowance release	**(39)**	(39)	(23)
Non-core portfolio loan loss recoveries (sectoral related)	–	–	(127)
Loss on structured derivative portfolios	–	–	100
Tax charge related to reorganizations	–	–	163
Other tax items[2]	–	24	(98)
Gain relating to restructuring of VISA	**(135)**	–	–
Preferred share redemption	–	–	13
Initial set up of specific allowance for credit card and overdraft loans	–	18	–
Litigation charge	–	–	238
Total items of note	**192**	(1,227)	632
Net income available to common shareholders – adjusted	**$ 4,169**	$ 3,354	$ 2,861

Condensed Consolidated Statement of Changes in Shareholders' Equity

(millions of Canadian dollars)	2007	2006	2005
Common shares	**$ 6,577**	$ 6,334	$ 5,872
Preferred shares	**425**	425	–
Contributed surplus	**119**	66	40
Retained earnings	**15,954**	13,725	10,650
Accumulated other comprehensive income	**(1,671)**	(918)	(696)
Total shareholders' equity	**$ 21,404**	$ 19,632	$ 15,866

Other Statistics – Reported

			2007	2006	2005
Per common share[3]	1	Basic earnings	**$ 5.53**	$ 6.39	$ 3.22
	2	Diluted earnings[4]	**5.48**	6.34	3.20
	3	Dividends	**2.11**	1.78	1.58
	4	Book value	**29.23**	26.77	22.29
	5	Closing market price	**71.35**	65.10	55.70
	6	Closing market price to book value	**2.44**	2.43	2.50
	7	Closing market price appreciation	**9.6%**	16.9%	13.7%
	8	Total shareholder return	**13.0**	20.3	17.2
Performance ratios	9	Return on total common equity	**19.3%**	25.5%	15.3%
	10	Return on risk-weighted assets	**2.69**	3.37	1.88
	11	Efficiency ratio	**62.8**	59.8	74.0
	12	Net interest rate margin	**2.06**	2.02	2.09
	13	Common dividend payout ratio	**38.1**	27.9	49.3
	14	Dividend yield[5]	**3.0**	2.9	3.0
	15	Price earnings ratio[6]	**13.0**	10.3	17.4
Asset quality	16	Impaired loans net of specific allowance as a % of net loans[7]	**0.2%**	0.2%	0.1%
	17	Net impaired loans as a % of common equity	**1.7**	1.4	1.4
	18	Provision for credit losses as a % of net average loans[7]	**0.37**	0.25	0.04
Capital ratios	19	Tier 1 capital to risk-weighted assets	**10.3%**	12.0%	10.1%
	20	Total capital to risk-weighted assets	**13.0**	13.1	13.2
	21	Common equity to total assets	**5.0**	4.9	4.3
Other	22	Number of common shares outstanding (thousands)[3]	**717,814**	717,416	711,812
	23	Market capitalization (millions of Canadian dollars)	**$ 51,216**	$ 46,704	$ 39,648
	24	Average number of employees[8]	**51,163**	51,147	50,991
	25	Number of retail outlets[9]	**1,748**	1,721	1,499
	26	Number of retail brokerage offices	**211**	208	329
	27	Number of Automated Banking Machines	**3,344**	3,256	2,969

Other Statistics – Adjusted

			2007	2006	2005
Per common share[3]	1	Basic earnings	**$5.80**	$4.70	$ 4.17
	2	Diluted earnings[4]	**5.75**	4.66	4.14
Performance ratios	3	Return on total common equity	**20.3%**	18.7%	19.6%
	4	Return on risk-weighted assets	**2.80**	2.46	2.42
	5	Efficiency ratio	**59.6**	62.4	65.2
	6	Common dividend payout ratio	**36.4**	38.1	38.4
	7	Price earnings ratio[6]	**12.4**	14.0	13.5

2004	2003	2002	2001	2000	1999	1998
$2,232	$ 989	$ (160)	$1,300	$969	$2,938	$1,076
477	491	634	440	–	–	–
–	–	–	189	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	110	–	138	–	–	–
–	–	–	–	–	–	–
–	507	–	–	–	–	–
–	–	(32)	–	–	–	–
–	–	–	(275)	–	–	–
–	–	–	208	–	–	–
50	–	–	–	–	–	–
(43)	(100)	–	–	–	–	–
(426)	(52)	972	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	75	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
195	–	–	–	–	–	–
253	956	1,574	775	–	–	–
$2,485	$1,945	$1,414	$2,075	$ –	$ –	$ –

2004	2003	2002	2001	2000	1999	1998
$ 3,373	$ 3,179	$ 2,846	$ 2,259	$ 2,060	$ 2,006	$1,301
–	–	–	–	–	–	–
20	9	–	–	–	–	–
9,540	8,518	8,292	9,203	8,760	8,417	5,961
(265)	(130)	418	450	279	277	426
$12,668	$11,576	$11,556	$11,912	$11,099	$10,700	$7,688

2004	2003	2002	2001	2000	1999	1998
$ 3.41	$ 1.52	$ (0.25)	$ 2.07	$ 1.56	$ 4.90	$ 1.81
3.39	1.51	(0.25)	2.05	1.53	4.81	–
1.36	1.16	1.12	1.09	0.92	0.72	0.66
19.31	17.64	17.91	18.97	17.83	17.25	12.94
48.98	43.86	29.35	35.94	41.95	33.75	22.95
2.54	2.49	1.64	1.89	2.35	1.96	1.77
11.7%	49.4%	(18.3)%	(14.3)%	24.3%	47.1%	(11.1)%
15.1	54.4	(15.7)	(11.9)	27.4	50.3	(9.0)
18.5%	8.7%	(1.3)%	11.3%	8.9%	34.3%	15.0%
2.22	0.92	(0.05)	1.08	0.86	2.74	1.10
75.2	84.9	77.0	81.2	82.3	51.6	65.1
2.26	2.16	2.00	1.68	1.49	1.57	1.79
39.9	76.2	–	52.6	59.0	14.7	36.4
3.0	3.2	3.2	2.7	2.3	2.1	2.4
14.5	29.0	–	17.5	27.4	7.0	12.7
0.2%	0.7%	1.1%	0.8%	0.5%	0.5%	0.4%
2.1	7.6	12.6	9.1	6.1	4.3	4.7
(0.30)	0.15	2.24	0.71	0.39	0.28	0.48
12.6%	10.5%	8.1%	8.4%	7.2%	10.1%	7.2%
16.9	15.6	11.6	11.9	10.8	13.3	11.0
4.1	4.2	4.2	4.1	4.2	5.0	4.2
655,902	656,261	645,399	628,451	622,616	620,343	594,238
$ 32,126	$ 28,784	$ 18,942	$ 22,587	$ 26,119	$ 20,937	$ 13,638
42,843	42,538	44,470	45,565	45,026	30,636	29,236
1,034	1,093	1,178	1,294	1,355	904	916
256	270	283	284	292	269	254
2,407	2,638	2,608	2,777	2,836	2,164	2,124

2004	2003	2002	2001	2000	1999	1998
$3.80	$2.99	$2.21	$3.31	$ –	$ –	$ –
3.77	2.98	2.18	3.27	–	–	–
20.6%	17.1%	11.6%	18.0%	–%	–%	–%
2.39	1.35	0.45	1.42	–	–	–
66.1	69.6	67.4	67.2	–	–	–
35.8	38.8	50.8	33.0	–	–	–
13.0	14.7	13.5	11.0	–	–	–

[1] Certain comparative amounts have been restated to conform to the presentation adopted in the current period.

[2] For 2004, does not include the impact of future tax increase of $17 million reported in the report to shareholders for the quarter ended January 31, 2004. For 2006, the impact of future tax decreases of $24 million on adjusted earnings is included in other tax items.

[3] Adjusted to reflect the one-for-one stock dividend paid on July 31, 1999.

[4] As the information is not reasonably determinable, the amount for 1998 has not been calculated to give effect to dilution under the treasury stock method.

[5] Dividends paid during the year divided by average of high and low common share prices for the year.

[6] Beginning in 1999, the price earnings ratio is computed using diluted net income per common share. Prior to 1999, the price earnings ratio is computed using basic net income per common share.

[7] Includes customers' liability under acceptances.

[8] Reflects the number of employees on an average full-time equivalent basis. Prior to 2002, the number of employees is on an "as at" full-time equivalent basis.

[9] Includes retail bank outlets, private client centre branches, and estates and trusts branches.

GLOSSARY

Financial and Banking Terms

Acceptances: Bills of exchange or negotiable instruments drawn by the borrower for payment at maturity and accepted by a bank. Acceptances constitute a guarantee of payment by a bank.

Adjusted Return on Common Equity: Adjusted net income available to common shareholders divided by average common equity.

Amortized Cost: The original cost of an investment purchased at a discount or premium plus or minus the portion of the discount or premium subsequently taken into income over the period to maturity.

Average Earning Assets: The average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.

Average Invested Capital: Average invested capital is equal to average common equity plus the average cumulative after-tax amounts of goodwill and intangible assets amortized as of the reporting date.

Basis Point: A measurement unit defined as one hundredth of one percent.

Capital Asset Pricing Model: A model that describes the relationship between risk and expected return for securities. The model states that the expected return of a security or portfolio equals the rate on a risk-free security plus a risk premium related to the volatility of the security relative to a representative market portfolio.

Carrying Value: The value at which an asset or liability is carried at on the Consolidated Balance Sheet.

Commitments to Extend Credit: Represent unutilized portions of authorizations to extend credit in the form of loans, customers' liability under acceptances, guarantees and letters of credit.

Current Replacement Cost: The estimated amount that would be paid or received by the Bank if the rights and obligations under contract were assigned to another counterparty.

Derivative: A derivative is a financial instrument that requires no initial net investment, is settled in the future and has a value that changes in response to changes in some specified rate, price or index. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts.

Dividend Yield: Dividends paid during the year divided by average of high and low common share prices for the year.

Documentary and Commercial Letters of Credit: Instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions.

Earnings per Share, Basic: Net income less preferred share dividends divided by the average number of common shares outstanding.

Earnings per Share, Diluted: Net income less preferred share dividends divided by the average number of common shares outstanding adjusted for the dilutive effects of stock options and other common stock equivalents.

Economic Profit: Economic profit is a tool to measure shareholder value creation. Economic profit is the Bank's adjusted net income less preferred dividends and a charge for average invested capital.

Efficiency Ratio: Non-interest expenses as a percentage of total revenue. The efficiency ratio measures the efficiency of the Bank's operations.

Effective Interest Rate: The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts over the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Fair Value: The amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Forward Contracts: Contracts which oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.

Forward Rate Agreements: Contracts fixing an interest rate to be paid or received on a notional principal of specified maturity commencing on a specified future date.

Futures: Contracts to buy or sell a security at a predetermined price on a specified future date. Each contract is between the Bank and the organized exchange on which the contract is traded.

Guarantees and Standby Letters of Credit: Irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.

Hedging: A risk management technique intended to mitigate the Bank's exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.

Impaired Loans: Loans where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

Location of Ultimate Risk: The location of residence of the customer or, if guaranteed, the guarantor. However, where the customer or guarantor is a branch office, the location of residence of the head office is used, and where most of the customer's or guarantor's assets or the security for the asset are situated in a different country, that country is deemed to be the location of ultimate risk. Foreign currency assets are not necessarily utilized in or repaid from the geographic areas in which they are included.

Mark-to-Market: A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.

Master Netting Agreements: Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default on or termination of any one contract.

Net Interest Income: The difference between the interest and dividends earned from loans and securities, and the interest paid on deposits and other liabilities.

Net Interest Rate Margin: Net interest income as a percentage of average earning assets.

Notional: A reference amount on which payments for derivative financial instruments are based. Generally, the notional amount is not exchanged under the terms of the derivative contract.

Options: Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell, a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price, at or by a specified future date.

Provision for Credit Losses: Amount added to the allowance for credit losses to bring it to a level that management considers adequate to absorb all credit related losses in its portfolio.

Return on Common Shareholders' Equity: Net income available to common shareholders as a percentage of average common shareholders' equity. A broad measurement of a bank's effectiveness in employing shareholders' funds.

Return on Invested Capital (ROIC): ROIC is a measure of shareholder value calculated as adjusted net income less preferred dividends, divided by average invested capital.

Return on Tangible Common Equity: Adjusted net income available to common shareholders divided by average common equity less average goodwill and intangibles.

Risk-weighted Assets (RWA): Assets calculated by applying a regulatory predetermined risk-weight factor to the face amount of each asset. The face amount of off-balance sheet instruments are converted to balance sheet (or credit) equivalents, using specified conversion factors, before the appropriate risk-weights are applied. The risk-weight factors are established by the Superintendent of Financial Institutions Canada to convert assets and off-balance sheet exposures to a comparable risk level.

Securities Purchased under Reverse Repurchase Agreements: The purchase of a security, normally a government bond, with the commitment by the buyer to resell the security to the original seller at a specified price.

Securities Sold under Repurchase Agreements: The sale of a security with the commitment by the seller to repurchase the security at a specified price.

Securitization: The process by which financial assets, mainly loans, are transferred to a trust, which normally issues a series of asset-backed securities to investors to fund the purchase of loans.

Swaps: Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.

Total Market Return: The change in market price plus dividends paid during the year as a percentage of the prior year's closing market price per common share.

Variable Interest Entities (VIEs): VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties.

MORE ABOUT US

Shareholder and Investor Information

Market Listings

The Toronto-Dominion Bank common shares are listed on:
the Toronto Stock Exchange
the New York Stock Exchange
the Tokyo Stock Exchange

The Toronto-Dominion Bank preferred shares are listed on the Toronto Stock Exchange.

The Capital Trust Securities – Series 2009 of TD Capital Trust are listed on the Toronto Stock Exchange.

Auditors for Fiscal 2007

Ernst & Young LLP

Dividends

Direct dividend depositing: All shareholders may have their dividends deposited directly to any bank account in Canada or the United States. For this service, please contact the Bank's transfer agent at the address below.

U.S. dollar dividends: Dividend payments sent to U.S. addresses or made directly to U.S. bank accounts will be made in U.S. funds unless a shareholder otherwise instructs the Bank's transfer agent. Other shareholders can request dividend payments in U.S. funds by contacting the Bank's transfer agent. Dividends will be exchanged into U.S. funds at the Bank of Canada noon rate on the fifth business day after record date, or as otherwise advised by the Bank.

Dividend information for 2008 is available at www.td.com under Investor Relations/Share Information. Dividends, including the amounts and dates, are subject to declaration by the Board of Directors of the Bank.

Transfer Agent

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
1-800-387-0825
416-643-5500
www.cibcmellon.com or inquiries@cibcmellon.com

Please contact our transfer agent for shareholder inquires relating to: missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program.

Shareholder Relations Department

For all other shareholder inquiries, please contact the Shareholder Relations Department at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com.

Dividend Reinvestment Plan

For information regarding the Bank's dividend reinvestment plan, please contact our transfer agent or visit our web site at www.td.com under Investor Relations/Share Information.

Subordinated Notes Services

Trustee for subordinated notes:
Computershare Trust Company of Canada
Corporate Trust Services
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

Securities Information[1]	Ticker Symbol	Cusip No.
Common Shares	TD	891160 50 9
Non-cumulative Redeemable Class A First Preferred Shares, Series M	TD.PR.M	891160 71 5
Non-cumulative Redeemable Class A First Preferred Shares, Series N	TD.PR.N	891160 69 9
Non-cumulative Redeemable Class A First Preferred Shares, Series O	TD.PR.O	891160 68 1
Non-cumulative Redeemable Class A First Preferred Shares, Series P	TD.PR.P	891145 20 3
TD Capital Trust Capital Trust Securities – Series 2009	TDD.M	87807M AA 1
TD Capital Trust II TD Capital Trust II Securities – Series 2012-1		87807T AA 6

[1] Further information is available on our web site at www.td.com under Investor Relations/Share Information.

Vous pouvez vous procurer des exemplaires en français du rapport annuel au service suivant :
Affaires internes et publiques
La Banque Toronto-Dominion
P.O. Box 1
Toronto-Dominion Centre
Toronto (Ontario)
M5K 1A2

財務報告書の日本語版（有価証券報告書より抜粋） をご希望の方は、下記にお申し出下さい。
〒105-0001
東京都港区虎ノ門
４丁目３番地２０号
神谷町ＭＴビル１６階
トロント・ドミニオン銀行東京支店
(Tel. 03-5473-1610)

Senior Officers



W. Edmund Clark
President and
Chief Executive Officer

CORPORATE OFFICE



Mark R. Chauvin
Executive Vice President and Chief Risk Officer



Theresa L. Currie
Executive Vice President Human Resources



Colleen M. Johnston
Group Head Finance and Chief Financial Officer



Frank J. McKenna
Deputy Chair



Christopher A. Montague
Executive Vice President and General Counsel



Michael B. Pedersen
Group Head Corporate Operations

Corporate Office Senior Vice Presidents:

Riaz Ahmed
Corporate Development

Warren W. Bell
Human Resources

Norie C. Campbell
Legal and Assistant General Counsel

D. Suzanne Deuel
Operational Risk and Insurance Management

Donald E. Drummond
Economics

David M. Fisher
Office of the Ombudsman

William R. Gazzard
Compliance

Phillip D. Ginn
Technology Solutions

Jeffrey J. Henderson
Technology Solutions

Paul W. Huyer
Finance Shared Services

Alan J. Jette
Treasury and Balance Sheet Management

Paul N. Langill
Trading Risk

David W. McCaw
Human Resources

Dominic J. Mercuri
Chief Marketing Officer

Mary M. O'Hara
Human Resources

Heather D. Ross
Chief Information Officer

Dianne A. Salt
Corporate & Public Affairs

Craig A. Scott
Credit Risk Management

J. David Sloan
Chief Auditor

Timothy M. Thompson
Investor Relations

Kelvin V. Tran
Chief Accountant

Peter Q. van Dijk
Taxation

CANADIAN PERSONAL AND COMMERCIAL BANKING



Bernard T. Dorval
Group Head Business Banking & Insurance and Co-Chair TD Canada Trust



Paul C. Douglas
Executive Vice President Business Banking



Brian J. Haier
Executive Vice President Retail Distribution



Timothy D. Hockey
Group Head Personal Banking and Co-Chair TD Canada Trust



Margo M. McConvey
Executive Vice President Operations and Technology



Alain P. Thibault
Executive Vice President TD Insurance and President and Chief Executive Officer TD Meloche Monnex Inc.

Canadian Personal and Commercial Banking Senior Vice Presidents:

Cathy L. Backman
Retail Sales & Service Retail Distribution

Monique J. Bateman
Atlantic Region Retail Distribution

Joan D. Beckett
Central Ontario Region Retail Distribution

John A. Capozzolo
e.Bank

Paul M. Clark
Business Banking

James E. Coccimiglio
Greater Toronto Area and Atlantic District Business Banking

Susan A. Cummings
Human Resources

Alan H. Desnoyers
Quebec and National Capital District Business Banking

Gary J. Dunne
Ontario North and East Region Retail Distribution

Christopher D. Dyrda
Prairie District Business Banking

Charles A. Hounsell
Western Ontario Region Retail Distribution

Sean E. Kilburn
TD Life Group

Christine Marchildon
Quebec Region Retail Distribution

Richard I. Mathes
Retail Risk Management

Ronald J. McInnis
Prairie Region Retail Distribution

Damian J. McNamee
Finance

David I. Morton
Sales and Service Business Banking

Kerry A. Peacock
Pacific Region Retail Distribution

Lisa A. Reikman
Commercial National Accounts

Jane J. Russell
Pacific District Business Banking

James D. Sallas
Personal Lending & Visa

Bruce M. Shirreff
Core, Term and Real Estate Secured Lending

Ian B. Struthers
Ontario District Business Banking

Paul I. Verwymeren
Commercial Credit Risk Management

Paul J. Vessey
Personal Lending Strategy and Development

M. Suellen Wiles
Greater Toronto Area Region Retail Distribution

U.S. PERSONAL AND COMMERCIAL BANKING



Bharat B. Masrani
Group Head U.S. Personal and Commercial Banking and President & Chief Executive Officer TD Banknorth Inc.

WHOLESALE BANKING



Robert J. Dorrance
Group Head Wholesale Banking and Chairman, Chief Executive Officer & President TD Securities

Wholesale Banking Senior Vice Presidents:

Geoffrey T. Alder
TD Securities Europe & Asia Pacific

Rod F. Ashtaryeh
US Media Communications

Ajai K. Bambawale
Credit Risk Management

Theresa A. Bowman
Global Operations and Technology

John F. Coombs
Credit Management

William J. Furlong
Business Market Risk Management

John Gisborne
Credit Products Group

Martine M. Irman
Global Foreign Exchange and Money Markets

Drew E. MacIntyre
Investment Banking

Patrick B. Meneley
Investment Banking

Bimal Morjaria
Equity Derivatives Trading

Brendan J. O'Halloran
TD Securities USA

Helena J. Pagano
Human Resources

Robbie J. Pryde
Institutional Equities & Origination

Manjit Singh
Finance

INVESTMENT MANAGEMENT



Robert F. MacLellan
Executive Vice President and Chief Investment Officer

Investment Management Senior Vice Presidents:

Barbara F. Palk
TD Asset Management

John R. Pepperell
TD Asset Management

Satish C. Rai
TD Asset Management

WEALTH MANAGEMENT





William H. Hatanaka
Group Head Wealth Management Chairman and Chief Executive Officer TD Waterhouse Canada Inc.

John G. See
Executive Vice President Discount Brokerage and Financial Planning

Wealth Management Senior Vice Presidents:

Sandra Cimoroni
Financial Planning

Lisa A. Driscoll
Retirement Strategies

William R. Fulton
Private Client Group

Gerard J. O'Mahoney
Operations

David P. Pickett
Practice Management

Timothy P. Pinnington
TD Mutual Funds

Michael E. Reilly
TD Waterhouse Private Investment Advice

Angus M. Rigby
TD U.K. Brokerage

Rudy J. Sankovic
Finance

Paul C. Whitehead
Products and Services

Kevin J. Whyte
Technology Solutions

The listing is as of December 1, 2007.

Corporate Responsibility Report 2007

Our terrific results in 2007 speak to much more than just our financial bottom-line. They're also about what TD does to build a stronger society. From investing in our people, to championing community programs across the country, to taking action on the environment – TD showed its commitment to being a strong corporate citizen. We take that role very seriously and are immensely proud of our long-standing tradition of advancing the well-being of our employees, customers and communities.

TD's 2007 Corporate Responsibility Report will be available in March 2008 on our website at **td.com/corporateresponsibility**. This publication provides details on TD's activities and achievements as a responsible corporate citizen. This year's report reflects a new and improved way of reporting on our efforts, using standards set out by the Global Reporting Initiative *Sustainability Reporting Guidelines* ("G3"). These are the most widely-used international guidelines for measuring and reporting economic, environmental and social performance over time.

Here are Some Highlights:

Making a Difference Together in Our Communities

- TD donated $32.6 million in Canada to charities and not-for-profits, with particular focus on three crucial areas: children's health; literacy and education; and the environment through the TD Friends of the Environment Foundation.

- Our employees' tremendous community spirit was showcased last year by countless hours of volunteerism, pitching in for initiatives such as the Children's Miracle Network, the TD Canada Trust Great Canadian Shoreline Cleanup, Junior Achievement and the United Way. TD supported employee efforts last year with both paid time off from work and $220,500 in volunteer grants to the charities at which they generously gave their time.

Protecting and Preserving the Environment

- Serving as our green roadmap, in 2007 TD created an Environmental Management Framework. It builds upon our environmental policy and discusses our approach to tackling critical issues such as climate change and forest biodiversity.

- We adopted the Equator Principles, a set of globally recognized, voluntary guidelines established to assess and manage social and environmental risk in project financing.

- Through the TD Friends of the Environment Foundation, which includes customer and employee donations, and other corporate environmental giving, more than $4 million was distributed to community initiatives that benefit the environment.

Making TD a Great Place to Work

- Creating a great workplace is something we work hard at. It's about making improvements – big and small – that every day move us closer to that ultimate workplace we want.

- In 2007 we made great progress on this journey. We invested over $100 million in our people through compensation and benefit plan improvements, and enhancing our Employee Savings Plan – making it the best program in the industry.

- We also invested more than $68 million in training and development, and introduced new mentoring resources and career management tools.

- Just as we measure customer satisfaction, we also regularly ask employees for their ideas on how to make TD a better place to work. Their input is helping us shape the programs and initiatives that we should start, stop or continue doing to help us create a great company that stands out from the rest.

Embracing Diversity at TD and Beyond

- More than 23,000 TD employees in Canada participated in our new Diversity Inclusiveness Survey: 86% told us they felt TD is an inclusive work environment.

- To continue increasing the accessibility of our facilities for customers and employees with disabilities, we undertook 293 projects at TD branch and investor centre locations and retrofitted 60 corporate office spaces in Canada, with enhancements such as automatic door operators and adequate wheelchair maneuvering space in meeting rooms.

- TD made a three-year, $150,000 pledge to Equitas, a leader in implementing educational programs, including for children and youth, to promote non-discrimination, multiculturalism and human rights.

Building for Tomorrow

Building for the future is fundamental to who we are at TD. We invest in our businesses, people and in the communities where we live and work. That's why we also understand and support our customers' plans to build for tomorrow.

Flexible Work Options

At TD, having flexible work options is about making it easier for employees to meet both their personal commitments and career goals – it's part of how we strive to make TD a great place to work. In 2007, we introduced Choice @ Work, an enhanced work options program.

Fostering Workplace Diversity

At TD, diversity is about improving the value of the Bank for future generations. This means fostering an inclusive, barrier-free environment where everyone's differences are respected and supported. Part of being the #1 bank for customers, and an employer of choice, means having a workforce that reflects our customer base.


EMC
ED GERRI, CEO, AND CLOE GERRI, CFO / DIGITAL DESIGN INC. CEDARGROVE, NEW JERSEY

Supporting Growth

In 2005, Ed and Cloe Gerri and their colleagues saw a gap in the industrial printing market that their business was well positioned to fill. They believed they had developed a break-through product, a smart ink-jet printer easily installed on any assembly line. Previously focused on engineering and design, they felt they were ready to market and sell this product themselves. They had a once-in-a-lifetime chance to expand, but needed some help. "We talked to many banks and they promised the world, but only one of them delivered," says Ed, CEO of Digital Design Inc. "TD Banknorth took the time to listen to and understand our plan. They saw we were on to something and gave us the support we needed."



Over $32 million in Community Donations

We believe that everyone has a role to play in building a healthy and prosperous society – and as an active corporate citizen, TD is committed to doing its part and more. That's why we supported over 1,600 charities and not-for-profits in 2007.



A Leader in the Environment

The environment is extremely important to TD, and to many of our customers and employees. Since its inception in 1990, TD's Friends of the Environment Foundation has distributed over $42 million to 16,000 environmental projects. But we know we still have a lot more work to do. This year, TD developed an Environmental Management Strategy Framework, a "green roadmap" to incorporating environmental care throughout our organization.

Bank Financial Group

www.td.com

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading online financial services firms, with more than 4.5 million online customers. TD Bank Financial Group had CDN$422 billion in assets as of October 31, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

Head Office
Address:
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
King St. W. and Bay St.
Toronto, Ontario
M5K 1A2
416-982-8222
Fax:
416-982-5671

Products and services:
Contact TD Canada Trust,
24 hours a day, seven
days a week
1-866-567-8888
French:
1-866-233-2323
Cantonese/Mandarin:
1-800-328-3698
Telephone device for hearing
impaired:
1-800-361-1180
General information:
Contact Corporate and
Public Affairs
416-982-8578
web site:
www.td.com
E-mail:
customer.service@td.com

Annual Meeting
April 3, 2008
9:30 a.m. (Mountain)
Hyatt Regency Calgary
Calgary, Alberta

Shareholder Services
For shareholder inquiries relating to: missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program, please contact our transfer agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
1-800-387-0825
416-643-5500
www.cibcmellon.com or
inquiries@cibcmellon.com

Co-transfer agent and registrar:
Mellon Investor Services LLC
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired:
1-800-231-5469
Foreign shareholders:
201-680-6578
TDD foreign shareholders:
201-680-6610
www.melloninvestor.com

Shareholder service agent
in Japan:
Mizuho Trust & Banking Co., Ltd.
1-17-7, Saga, Koto-ku
Tokyo, Japan
135-8722

For all other shareholder inquiries, please contact the Shareholder Relations Department at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com

The annual report is available in alternative formats by contacting the Shareholder Relations Department.

Shareholders may communicate directly with the independent directors through the Chairman of the Board, by writing to:
John M. Thompson
Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2

Financial mailing list:
The Bank maintains a mailing list so shareholders and other interested parties can receive quarterly financial statements and annual reports. To add your name to this list, please contact the Bank's transfer agent.

END

Paper used for this annual report is certified by the Forest Stewardship Council (FSC). The cover and pages 1-12 contain 50% recycled content, including 25% post-consumer waste and is acid-free and elemental chlorine free. Pages 13-132 have 30% post-consumer waste and are also acid and elemental chlorine free.

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC www.fsc.org Cert no. SGS-COC-2343
© 1996 Forest Stewardship Council

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